As filed with the Securities and Exchange Commission on April 30, 2014

1933 Act File No. 333-173004

1940 Act File No. 811-21869

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 5	☐
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 22	☒

NexPoint Credit Strategies Fund
(Exact Name of Registrant as Specified in the Declaration of Trust)

200 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices)

(877) 665-1287

(Registrant’s Telephone Number, including area code)

Mr. Ethan Powell NexPoint Credit Strategies Fund 200 Crescent Court, Suite 700 Dallas, Texas 75201 (Name and Address of Agent for Service)	Copies of Communications to: Gregory D. Sheehan, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c)
☒	on April 30, 2014 pursuant to Rule 486(b) as applied by no-action relief granted to the Registrant on June 26, 2013

PROSPECTUS

$150,000,000

Nexpoint Credit Strategies Fund

Common Shares

Subscription Rights

The date of this prospectus is April 30, 2014

NexPoint Credit Strategies Fund is a non-diversified, closed-end management investment company that commenced operations on June 29, 2006, following its initial public offering. Throughout this prospectus, NexPoint Credit Strategies Fund is referred to as the “Trust.”

The Trust’s investment objectives are to provide both current income and capital appreciation. The Trust seeks to achieve its investment objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset- backed securities and collateralized debt obligations; and (v) equities. The Trust seeks to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations and securities. Under normal market conditions, at least 80% of the Trust’s assets are invested in one or more of principal investment categories (i) through (iv) (the “80% Policy”). Subject only to this general guideline, NexPoint Advisors, L.P. (the “Investment Adviser”) has broad discretion to allocate the Trust’s assets among these investment categories and to change allocations as conditions warrant. To the extent that the Trust invests in (i) other investment companies, including business development companies, that have a policy of investing at least 80% of their assets in one or more types of credit securities; (ii) real estate investment trusts (“REITs”) that have a policy of investing primarily in debt securities; or (iii) equity securities obtained from a borrower in connection with the restructuring of a loan or bond (either outside of bankruptcy court or in the context of bankruptcy court proceedings), such investments will be considered debt obligations for purposes of the 80% policy. Within the categories of obligations and securities in which the Trust invests, the Investment Adviser employs various trading strategies, including capital structure arbitrage, pair trades and shorting. Capital structure arbitrage is a strategy in which the Trust seeks opportunities created by mispricing in different markets of various instruments issued by one corporation. Pair trades involve matching a long position with a short position in two stocks of different issuers in the same sector, betting that the “spread” between the two will eventually converge. Short selling (also known as shorting or going short) is a strategy in which the Trust sells a security it does not own in anticipation that the market price of that security will decline. See “Portfolio Composition” for further description of these strategies. The Trust may also invest in these categories of obligations and securities through the use of derivatives. The Trust is not limited in the amount it may invest in derivatives, and it may use derivatives for speculative purposes. There is no limitation on the amount of securities and other instruments rated below investment grade (Ba/BB or lower), which are commonly referred to as “junk securities,” that the Trust may purchase, and under normal circumstances substantially all of the Trust’s investment portfolio are expected to consist of such securities and instruments or securities and other instruments which, if unrated, are considered to be of similar quality. The Trust may invest a significant portion of its assets in issuers that are in default or that present a high risk of default. Junk securities are subject to greater risk of loss of principal and interest and may be less liquid than investment grade securities. The Trust’s investment objectives may be changed without shareholder approval. There can be no assurance that the Trust’s investment objectives will be achieved. See “Investment Objectives and Policies.”

The Trust’s currently outstanding common shares are, and the common shares offered in this prospectus will be, subject to notice of issuance, listed on the New York Stock Exchange under the trading or “ticker” symbol “NHF.” The net asset value of the Trust’s common shares on April 21, 2014 was $12.41 per common share, and the last sale price of the common shares on the New York Stock Exchange on such date was $11.22.

The Trust may offer, on an immediate, continuous or delayed basis, in one or more offerings, up to $150,000,000 of the Trust’s common shares or subscription rights, which we refer to, collectively, as the “securities.” The subscription rights offered by means of this prospectus may be convertible into common shares. The Trust may offer its securities in amounts, at prices and on terms set forth in a prospectus supplement to this prospectus. In the event we offer common shares hereunder, the price per share at which common shares are sold, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common shares at the time we make the offering, except (i) in connection with a rights offering to our existing shareholders, (ii) with the consent of the majority of our common shareholders, or (iii) under such circumstances as the Securities and Exchange Commission (the “Commission”) may permit. This prospectus and the related prospectus supplement will together constitute the prospectus for an offering of the Trust’s securities. You should read this prospectus and the related prospectus supplement carefully before you decide to invest in any of the securities.

The Trust may offer the common shares directly to one or more purchasers, through agents that the Trust or the purchasers designate from time to time, or to or through underwriters or dealers (including agents, underwriters or dealers affiliated with the Trust’s investment adviser). The prospectus supplement relating to the particular offering will identify any agents or underwriters involved in the sale of the common shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Trust and such agents or underwriters or among the underwriters or the basis upon which such amount may be calculated. For more information about the manner in which the Trust may offer the common shares, see “Plan of Distribution.” The common shares may not be sold through agents, underwriters or dealers without delivery of a prospectus supplement.

You should read this prospectus, which contains important information about the Trust, before deciding whether to invest and retain it for future reference. A Statement of Additional Information, dated April 30, 2014, containing additional information about the Trust, has been filed with the Commission and is incorporated by reference in its entirety into this prospectus. You can review the table of contents of the Statement of Additional Information on page 94 of this prospectus. You may request a free copy of the Statement of Additional Information, request the Trust’s annual and semi-annual reports, request information about the Trust and make shareholder inquiries by calling 1-877-665-1287 or by writing to the Trust at 200 Crescent Court, Suite 700, Dallas, Texas 75201. You may also obtain a copy of the Statement of Additional Information (and other information regarding the Trust) from the Commission’s Public Reference Room in Washington, D.C. by calling 1-202-551-8090. The Commission charges a fee for copies. The Trust’s Statement of Additional Information relating to this offering and annual and semi-annual reports are available, free of charge, on the Trust’s web site www.nexpointadvisors.com. You can obtain the same information, free of charge, from the Commission’s web site www.sec.gov.

Investing in our securities involves a high degree of risk and may be considered speculative. Before investing in the Trust’s securities, you should read the discussion of the material risks of investing in the Trust, including the risks of leverage, in “Principal Risks of the Trust” beginning on page 56.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Trust’s securities do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained or incorporated by reference in this prospectus. The Trust has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Trust is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any accompanying prospectus supplements is accurate only as of the date of this prospectus or such prospectus supplement, as applicable, and under no circumstances should the delivery of this prospectus or any accompanying prospectus supplement or the sale of any securities imply that the information in this prospectus or such accompanying prospectus supplement is accurate as of any later date or that the affairs of the Trust have not changed since the date hereof or thereof. Our business, financial condition, results of operations and prospects may have changed since then. We will update the information in these documents to reflect material changes only as required by law.

Cautionary Notice Regarding Forward-Looking Statements

This prospectus and the Statement of Additional Information contain “forward-looking statements.” Forward-looking statements relate to future events or the Trust’s future financial performance. Forward-looking statements can generally be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions in forward-looking statements include the Trust’s ability to acquire or originate new investments and to achieve certain margins and levels of profitability. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement should not be regarded as a representation by the Trust that its plans or objectives will be achieved.

There are a number of important risks and uncertainties that could cause the Trust’s actual results to differ materially from those indicated by such forward-looking statements. These risks include, but are not limited to, the following:

•	Investment risk;

•	Changes in interest rates;

•	Risks associated with investing in high yield securities (also known as “junk securities”), senior loans and other debt and equity securities;

•	Risks of investing in obligations of stressed, distressed and bankrupt issuers;

•	Risks associated with the Trust’s use of leverage;

•	Derivatives and structured finance securities risk; and

•	Market risk generally.

For a discussion of these and additional risks as well as other factors that could cause the Trust’s actual results to differ from forward-looking statements contained in this prospectus and in the Statement of Additional Information, please see the discussion under “Principal Risks of the Trust.” You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this prospectus and in the Statement of Additional Information relate only to events as of the date on which the statements are made. The Trust undertakes no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus and Statement of Additional Information, except as required by federal securities laws.

The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 and the forward looking statements contained in our periodic reports are excluded from the safe harbor protection provided by Section 21E of the Securities Exchange Act of 1934.

About this Prospectus

This prospectus is part of a registration statement that we have filed with the Commission, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, in one or more offerings or series, up to $150,000,000 of our common shares or subscription rights, on the terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement, together with any exhibits, any material terms of which will be summarized in the prospectus and any applicable prospectus supplement, and the additional information described under the headings “Principal Risks of the Trust” and “Where You Can Find Additional Information” before you make an investment decision.

Prospectus Summary

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the Trust. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information, especially the information set forth under the heading “Principal Risks of the Trust.”

The Trust	The Trust is a non-diversified, closed-end management investment company. The Trust commenced operations on June 29, 2006, following its initial public offering.

Offerings	The Trust may offer, on an immediate, continuous or delayed basis, in one or more offerings (the “Offerings”), up to $150,000,000 of the Trust’s common shares or rights to purchase common shares (sometimes referred to as subscription rights), which we refer to collectively as the “securities,” on terms to be determined at the time of the Offerings. The securities may be offered at prices and on terms to be set forth in one or more prospectus supplements to this prospectus, unless otherwise required by the Commission or its staff. Offerings of the securities will be subject to the provisions of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which generally require that the price at which a closed-end investment company sells its common shares (exclusive of distribution commissions and discounts) must equal or exceed the net asset value per share of a company’s common shares (calculated within 48 hours of pricing), except (i) in connection with a rights offering to our existing shareholders, (ii) with the consent of the majority of our common shareholders, or (iii) under such circumstances as the Commission may permit. See “Description of Capital Structure — Common Shares.” Any offering of securities by a closed-end investment company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval. You should read this prospectus and the related prospectus supplement carefully before you decide to invest in any of the securities.

The Trust may offer the securities directly to one or more purchasers, through agents that the Trust or the purchasers designate from time to time, or to or through underwriters or dealers (including agents, underwriters or dealers affiliated with the Trust’s investment adviser). The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of the securities, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Trust and such agents or underwriters or among underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” The securities may not be sold through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of the securities. The Trust (and thus, indirectly, the Trust’s common shareholders) will bear all of the expenses of any such offering.

Investment Adviser and Administrator

NexPoint Advisors, L.P. (the “Investment Adviser”) is the investment adviser and administrator of the Trust. As of December 31, 2013, the Investment Adviser, together with its affiliates, managed approximately $19 billion in assets on behalf of investors around the world. In return for its advisory services, the Investment Adviser receives an annual fee, payable monthly, in an amount equal to 1.00% of the average weekly value of the Trust’s Managed Assets. In return for its administrative services, the Investment Adviser receives an annual fee, payable monthly, in an amount equal to 0.20% of the average weekly value of the Trust’s Managed Assets. “Managed Assets” means the total assets of the Trust, including assets attributable to any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred shares or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Trust’s investment objectives and policies, and/or (iv) any other means. The Investment Adviser, at its own expense, has the authority to engage both a sub-adviser and a sub-administrator, each of which may be an affiliate of the Investment Adviser. See “Management of the Trust — Investment Adviser” and “Management of the Trust — Administrator/Sub-Administrator.”

Potential Conflicts of Interest. Actual or apparent conflicts of interest may arise because the Investment Adviser manages more than one account. For example, if a portfolio manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of the opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Investment Adviser has adopted procedures for allocating portfolio transactions across multiple accounts. Under the procedures, investment opportunities are allocated in a fair and equitable manner among the Trust and other funds and accounts managed by the Investment Adviser in accordance with the Investment Adviser’s allocation procedures, but may not be allocated on a strictly pro rata basis. Therefore, in certain instances the Trust may not be able to participate in limited investment opportunities that are allocated to other funds or accounts (or may participate on a more limited basis than would be the case if investments were allocated pro rata). Having separate transactions with respect to a security may cause the Trust or other accounts to pay a higher price or sell at a lower price than would be the case if trades were not aggregated. The Trust currently employs investment leverage in the form of borrowings obtained through a secured revolving credit facility and a margin facility. If the Trust continues to employ leverage, the Investment Adviser will benefit because the Trust’s Managed Assets will increase with leverage. The Investment Adviser will also benefit to the extent that the Trust’s Managed Assets increase with reinvested collateral received on portfolio securities loaned or through leverage gained through other means. See “Management of the Trust — Investment Adviser.”

Custodian and Transfer Agent	The custodian of the assets of the Trust is State Street Bank and Trust Company (200 Clarendon Street, 16th Floor Boston, MA 02116; telephone (877) 665-1287). The custodian performs custodial services for the Trust. American Stock Transfer & Trust Company (6201 15th Avenue, Brooklyn, New York 11219; telephone (718) 921-8200) serves as the Trust’s transfer agent with respect to its securities.

Closed-End Structure

Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds generally list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at net asset value at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund’s investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

Shares of closed-end investment companies listed for trading on a securities exchange frequently trade at a discount from net asset value, but in some cases trade at a premium. The market price may be affected by net asset value, dividend or distribution levels (which are dependent, in part, on expenses), supply of and demand for the shares, stability of dividends or distributions, trading volume of the shares, general market and economic conditions and other factors beyond the control of the closed-end fund. The foregoing factors may result in the market price of the common shares of the Trust being greater than, less than or equal to, net asset value. The Board of Trustees has reviewed the structure of the Trust in light of its investment objective and policies and has determined that the closed-end structure is appropriate. As described in this prospectus, however, the Board of Trustees may review periodically the trading range and activity of the Trust’s common shares with respect to their net asset value and may take certain actions to seek to reduce or eliminate any such discount. Such actions may include open market repurchases or tender offers for the common shares at net asset value or the possible conversion of the Trust to an open-end investment company. There can be no assurance that the Board of Trustees will decide to undertake any of these actions or that, if undertaken, such actions would result in the common shares trading at a price equal to or close to net asset value per Share. In addition, as noted above, the Board of Trustees determined in connection with the initial offering of common shares of the Trust that the closed-end structure is desirable, given the Trust’s investment objective and policies. Investors should assume, therefore, that it is highly unlikely that the Board of Trustees would vote to convert the Trust to an open-end investment company. See “Anti-Takeover Provisions in the Agreement and Declaration of Trust; Closed-End Fund Structure; Repurchase of Common Shares; Discount.”

Listing	The Trust’s outstanding common shares are listed on the New York Stock Exchange under the symbol “NHF,” as will be the common shares offered in this Prospectus, subject to notice of issuance.

Use of Proceeds	Unless otherwise specified in a prospectus supplement, the Trust will use the net proceeds of the sale of securities to invest in accordance with the Trust’s investment objectives and policies set forth below, or use such proceeds for other general corporate purposes. See “Use of Proceeds.”

Investment Objectives and Policies	The Trust’s investment objectives are to provide both current income and capital appreciation. The Trust seeks to achieve its investment objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset- backed securities and collateralized debt obligations; and (v) equities. The Trust seeks to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations and securities. Under normal market conditions, at least 80% of the Trust’s assets are invested in one or more of principal investment categories (i) through (iv) (the “80% policy”). Subject only to this general guideline, the Investment Adviser has broad discretion to allocate the Trust’s assets among these investment categories and to change allocations as conditions warrant. To the extent that the Trust invests in (i) other investment companies, including business development companies, that have a policy of investing at least 80% of their assets in one or more types of credit securities; (ii) REITs that have a policy of investing primarily in debt securities; or (iii) equity securities obtained from a borrower in connection with the restructuring of a loan or bond (either outside of bankruptcy court or in the context of bankruptcy court proceedings), such investments will be considered debt obligations for purposes of the 80% policy. Within the categories of obligations and securities in which the Trust invests, the Investment Adviser employs various trading strategies, including capital structure arbitrage, pair trades and shorting. Capital structure arbitrage is a strategy in which the Trust seeks opportunities created by mispricing in different markets of various instruments issued by one corporation. Pair trades involve matching a long position with a short position in two stocks of different issuers in the same sector, betting that the “spread” between the two will eventually converge. Short selling (also known as shorting or going short) is a strategy in which the Trust sells a security it does not own in anticipation that the market price of that security will decline. See “Portfolio Composition” for further description of these strategies. The Trust may also invest in these categories of obligations and securities through the use of derivatives. The Trust is not limited in the amount it may invest in derivatives, and it may use derivatives for speculative purposes. There is no limitation on the amount of securities and other instruments rated below investment grade (Ba/BB or lower), which are commonly referred to as “junk securities,” that the Trust may purchase, and under normal circumstances substantially all of the Trust’s investment portfolio are expected to consist of such securities and instruments or securities and other instruments which, if unrated, are considered to be of similar quality. The Trust may invest a significant portion of its assets in issuers that are in default or that present a high risk of default. Junk securities are subject to greater risk of loss of principal and interest and may be less liquid than investment grade securities. The Trust’s investment objectives may be changed without shareholder approval. There can be no assurance that the Trust’s investment objectives will be achieved. See “Investment Objectives and Policies.”

Investment Strategies	Under normal market conditions, the Trust invests across various markets in which the Investment Adviser holds significant investment experience: primarily the leveraged loan, high yield, structured products, real estate, natural resources, stressed and distressed markets and equity markets. The Investment Adviser makes investment decisions based on quantitative analysis, which employs sophisticated, data-intensive models to drive the investment process. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus.

The Investment Adviser uses trading strategies to seek to exploit pricing inefficiencies across the credit markets, or debt markets, and within an individual issuer’s capital structure. The Investment Adviser varies the Trust’s investments by strategy, industry, security type and credit market, but reserves the right to re-position the Trust’s investment portfolio among these criteria depending on market dynamics, and thus the Trust may experience high portfolio turnover. The Investment Adviser manages interest rate, default, currency and systemic risks through a variety of trading methods and market tools, including derivative hedging instruments, as it deems appropriate.

This multi-strategy investment program allows the Investment Adviser to assess what it considers to be the best opportunities across multiple markets and to adjust quickly the Trust’s trading strategies and market focus to changing conditions. The Investment Adviser focuses primarily on the U.S. marketplace, but may pursue opportunities in the non-U.S. credit or securities markets by investing in credit or securities market investments that are either issued by entities domiciled outside of the U.S., or denominated in currencies other than the U.S. dollar, or both (“Non-U.S. Securities”).

The Trust invests and trades in listed and unlisted, public and private, rated and unrated, debt and equity instruments and other obligations, including structured debt and equity instruments and financial derivatives. Investments may include investments in stressed and distressed positions, which may include publicly-traded debt and equity securities (including securities of REITs, business development companies (“BDCs”) and master limited partnerships (“MLPs”)), obligations which were privately placed with banks, insurance companies and other lending institutions, trade claims, accounts receivable and any other form of obligation recognized as a claim in a bankruptcy or workout process.

As part of its investment program, the Trust may invest, from time to time, in securities or other instruments that are sold in private placements and that are neither listed on an exchange, nor traded over the counter. The Trust may also receive equity or equity-related securities in connection with a workout transaction or may invest directly in equity securities.

The Trust may employ currency hedges (either in the forward or options markets) in certain circumstances to reduce currency risk and may engage in other derivative transactions for hedging purposes or to enhance total return. The Trust may also lend securities and engage in short sales of securities. In addition, the Trust may invest in the securities of companies whose capital structures are highly leveraged.

From time to time, the Investment Adviser may also invest a portion of the Trust’s assets in short-term U.S. government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations and pooled investment vehicles (for example, money market funds) that invest in these obligations, to enable the Trust to make investments quickly, to serve as collateral with respect to certain of its investments, and for other cash management purposes. A greater percentage of Trust assets may be invested in such obligations if the Investment Adviser believes that a defensive position is appropriate because of the outlook for security prices or in order to respond to adverse market, economic, business or political conditions. See “Investment Objectives and Policies — Investment Strategies.”

Use of Leverage	As provided in the Investment Company Act and subject to certain exceptions, the Trust may issue debt or preferred shares with the condition that immediately after issuance the value of its total assets, less ordinary course liabilities, exceeds 300% of the amount of the debt outstanding and exceeds 200% of the sum of the amount of debt and preferred shares outstanding.

Thus, the Trust may use leverage in the form of borrowings in an amount up to 33 1/3% of the Trust’s total assets (including the proceeds of such leverage) and may use leverage in the form of preferred shares in an amount up to 50% of the Trust’s total assets (including the proceeds of such leverage). The total leverage of the Trust is currently expected to range between 25% and 30% of the Trust’s total assets. The Trust seeks a leverage ratio, based on a variety of factors including market conditions and the Investment Adviser’s market outlook, where the rate of return, net of applicable Trust expenses, on the Trust’s investment portfolio investments purchased with leverage exceeds the costs associated with such leverage.

The Trust, as of December 31, 2013, is leveraged through borrowings from a secured revolving credit facility with a total commitment of $150,000,000, and from a margin facility with a total commitment of $175,000,000. As of December 31, 2013, the Trust has drawn $145,000,000 on the credit facility, and $173,500,000 on the margin facility. The Trust’s asset coverage ratio as of December 31, 2013 was 327.5%. See “Principal Risks of the Trust — Leverage Risk” for a brief description of the Trust’s credit agreement with State Street Bank and Trust Company (“State Street”) and the margin facility with BNP Paribas Prime Brokerage, Inc. (“BNP”).

Following the completion of an Offering, the Trust may increase the amount of leverage outstanding. The Trust may engage in additional borrowings, issue notes, or issue preferred shares in order to maintain the Trust’s desired leverage ratio. However, the Trust has no present intention to issue preferred shares within the next twelve months. However, it is possible that an attractive preferred shares financing opportunity may arise, which the Trust may consider. Leverage creates a greater risk of loss, as well as a potential for more gain, for the common shares than if leverage were not used. Interest on borrowings (or dividends on preferred shares) may be at a fixed or floating rate and generally will be based on short-term rates. The costs associated with the Trust’s use of leverage, including the issuance of such leverage and the payment of dividends or interest on such leverage, will be borne entirely by the holders of common shares. As long as the rate of return, net of applicable Trust expenses, on the Trust’s investment portfolio investments purchased with leverage exceeds the costs associated with such leverage, the Trust will generate more return or income than will be needed to pay such costs. In this event, the excess will be available to pay higher dividends to holders of common shares. Conversely, if the Trust’s return on such assets is less than the cost of leverage and other Trust expenses, the return to the holders of the common shares will diminish. To the extent that the Trust uses leverage, the net asset value and market price of the common shares and the yield to holders of common shares will be more volatile. The Trust’s leveraging strategy may not be successful. See “Principal Risks of the Trust — Leverage Risk.”

Distributions	The Trust plans to pay distributions monthly and capital gain distributions annually to common shareholders. (See “Distributions.”)

Principal Risks of the Trust	The following is a summary of the principal risks associated with an investment in the Trust’s securities. Investors should also refer to “Principal Risks of the Trust” in this prospectus for a more detailed explanation of the risks associated with investing in the Trust’s securities. Given the risks described below, an investment in the securities of the Trust may not be appropriate for all investors.

You should carefully consider your ability to assume these risks before making an investment in securities of the Trust.

Investment and Market Discount Risk. An investment in the Trust’s securities is subject to investment risk, including the possible loss of the entire amount that you invest. As with any stock, the price of the Trust’s common shares fluctuates with market conditions and other factors. If common shares are sold, the price received may be more or less than the original investment. Common shares are designed for long-term investors and should not be treated as trading vehicles. Shares of closed-end management investment companies frequently trade at a discount to their net asset value.

Interest Rate Risk. Interest rate risk is the risk that debt securities, and the Trust’s net assets, may decline in value because of changes in interest rates. Generally, fixed rate debt securities will decrease in value when interest rates rise and increase in value when interest rates decline. This means that the net asset value of the common shares will fluctuate with interest rate changes and the corresponding changes in the value of the Trust’s debt security holdings.

Prepayment Risk. If interest rates fall, the principal on bonds and loans held by the Trust may be paid earlier than expected. If this happens, the proceeds from a prepaid security may be reinvested by the Trust in securities bearing lower interest rates, resulting in a possible decline in the Trust’s income and distributions to shareholders. The Trust may invest in pools of mortgages or other assets issued or guaranteed by private issuers or U.S. government agencies and instrumentalities. Mortgage-related securities are especially sensitive to prepayment risk because borrowers often refinance their mortgages when interest rates decline.

Risks of Investing in High-Yield Securities, also Known as “Junk Securities.” A substantial portion of the Trust’s investments will consist of investments that may generally be characterized as “high-yield securities” or “junk securities,” and the Trust may invest without limit in such securities. Such securities are typically rated below investment grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment grade, and have greater credit and liquidity risk than more highly rated obligations. High-yield securities are generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high-yield securities reflects a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the issuer to make payment of principal and interest. Many issuers of high-yield securities are highly leveraged, and their relatively high debt to equity ratios create increased risks that their operations might not generate sufficient cash flow to service their obligations. Overall declines in the high-yield bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their obligations at maturity.

High-yield securities are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High-yield securities that are debt instruments have historically experienced greater default rates than has been the case for investment grade securities. The Trust may also invest in equity securities issued by entities whose obligations are unrated or are rated below investment grade.

The Trust is authorized to invest in obligations of issuers that are generally trading at significantly higher yields than had been historically typical of the applicable issuer’s obligations. Such investments may include debt obligations that have a heightened probability of being in covenant or payment default in the future. Such investments generally are considered highly speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted security for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or highly speculative.

High-yield securities purchased by the Trust are subject to certain additional risks to the extent that such obligations may be unsecured and subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such obligations purchased by the Trust may not be protected by financial covenants or limitations upon additional indebtedness and are unlikely to be secured by collateral.

Illiquidity of Investments. The investments made by the Trust may be very illiquid, and consequently, the Trust may not be able to sell such investments at prices that reflect the Investment Adviser’s assessment of their fair value or the amount paid for such investments by the Trust or to sell such investments in a timely fashion. An inability to sell a portfolio position can adversely affect the Trust’s value or prevent the Trust from being able to take advantage of other investment opportunities. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale by the Trust and other factors. Furthermore, the nature of the Trust’s investments, especially those in financially stressed and distressed companies, may require a long holding period prior to being able to determine whether the investment will be profitable or not. There is no limit on the amount of the Trust’s investment portfolio that can be invested in illiquid securities.

Risks of Investing in Senior Loans. Senior loans, such as bank loans, are typically at the most senior level of the capital structure, and are sometimes secured by specific collateral, including, but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the obligor or its affiliates. A portion of the Trust’s investments may consist of loans and participations therein originated by banks and other financial institutions, typically referred to as “bank loans.” The Trust’s investments may include loans of a type generally incurred by borrowers in connection with highly leveraged transactions, often to finance internal growth, acquisitions, mergers or stock purchases, or for other reasons. As a result of the additional debt incurred by the borrower in the course of the transaction, the borrower’s creditworthiness is often judged by the rating agencies to be below investment grade. Such loans are typically private corporate loans negotiated by one or more commercial banks or financial institutions and syndicated among a group of commercial banks and financial institutions. In order to induce the lenders to extend credit and to offer a favorable interest rate, the borrower often provides the lenders with extensive information about its business that is not generally available to the public. To the extent the Trust receives material non-public information, it may be prohibited from trading in certain securities, even when it might otherwise be beneficial to do so.

Bank loans often, but not always, contain restrictive covenants designed to limit the activities of the borrower in an effort to protect the right of lenders to receive timely payments of principal and interest. Such covenants may include restrictions on distribution payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Bank loans usually have shorter terms than subordinated obligations and may require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities. The bank loans and other debt obligations to be acquired by the Trust are likely to be below investment grade.

The Trust may acquire interests in bank loans and other debt obligations either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution, and, in any event, the Trust may not be able unilaterally to enforce all rights and remedies under the loan and any associated collateral. A participation interest in a portion of a debt obligation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Trust generally will have no right to enforce compliance by the borrower with the terms of the loan agreement or any rights of setoff against the borrower, and the Trust may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Trust will be exposed to the credit risk of both the borrower and the institution selling the participation.

Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes increase, new bank loans frequently adopt standardized documentation to facilitate loan trading, which the Investment Adviser believes should improve market liquidity. Future levels of supply and demand in bank loan trading may not provide an adequate degree of liquidity and the current level of liquidity may not continue. Because of the provision to holders of such loans of confidential information relating to the borrower, the unique and customized nature of the loan agreement, the limited universe of eligible purchasers and the private syndication of the loan, bank loans are not as easily purchased or sold as a publicly-traded security.

Legislation Risk. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of senior loan interests for investment by the Trust may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of senior loan interests relating to highly leveraged transactions or subject such senior loan interests to increased regulatory scrutiny, such financial institutions may determine to sell senior loan interests in a manner that results in a price that, in the opinion of the Investment Adviser, is not indicative of fair value. Were the Trust to attempt to sell a senior loan interest at a time when a financial institution was engaging in such a sale with respect to the senior loan interest, the price at which the Trust could consummate such a sale might be adversely affected.

Second Lien Loans Risk. Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. However, second lien loans are second in right of payment to senior loans and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.

Other Secured Loans Risk. Secured loans other than senior loans and second lien loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. However, such loans may rank lower in right of payment than any outstanding senior loans and second lien loans of the borrower and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the higher-ranking secured obligations of the borrower. Lower-ranking secured loans are expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in lower-ranking secured loans, which would create greater credit risk exposure.

Unsecured Loans Risk. Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans have lower priority in right of payment to any higher ranking obligations of the borrower and are not backed by a security interest in any specific collateral, they are subject to additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower. Unsecured loans are expected to have greater price volatility than senior loans, second lien loans and other secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.

Loans other than senior loans may not be acceptable collateral under the Trust’s current credit facility or under any future credit facilities, or may require a higher collateral-to-loan ratio, and therefore to the extent the Trust invests in such loans its ability to borrow may be reduced.

Risks of Investing in Obligations of Stressed, Distressed and Bankrupt Issuers. The Trust is authorized to invest in the securities and other obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. There is no limit on the amount of the Trust’s investment portfolio that can be invested in stressed, distressed or bankrupt issuers, and the Trust may invest for purposes of control. Such investments generally trade significantly below par and are considered highly speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recoveries, which may be in the form of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or highly speculative. It is also possible that there could be limited or no recovery for creditors in a bankruptcy or workout.

There are a number of significant risks inherent in the bankruptcy process, including, without limitation, those set forth in this paragraph. First, many events in a bankruptcy are the product of contested matters and adversary proceedings and are beyond the control of the creditors. While creditors are generally given an opportunity to object to significant actions, a bankruptcy court in the exercise of its broad powers may approve actions that are contrary to the interests of the Trust. Second, a bankruptcy filing by an issuer may adversely and permanently affect the issuer. The issuer may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be adversely affected by delays while the plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until it ultimately becomes effective. Fourth, the administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. For example, if a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Fifth, bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization. Because the standard for classification is vague, there exists the risk that the Trust’s influence with respect to the class of securities or other obligations it owns can be lost by increases in the number and amount of claims in that class or by different classification and treatment. Sixth, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Seventh, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by such actions. Eighth, certain claims that have priority by law (for example, claims for taxes) may be substantial.

In any investment involving stressed and distressed debt obligations, there exists the risk that the transaction involving such debt obligations will be unsuccessful, take considerable time or will result in a distribution of cash or a new security or obligation in exchange for the stressed and distressed debt obligations, the value of which may be less than the Trust’s purchase price of such debt obligations. Furthermore, if an anticipated transaction does not occur, the Trust may be required to sell its investment at a loss. Given the substantial uncertainties concerning transactions involving stressed and distressed debt obligations in which the Trust invests, there is a potential risk of loss by the Trust of its entire investment in any particular investment.

Investments in companies operating in workout modes or under Chapter 11 of the Bankruptcy Code are also, in certain circumstances, subject to certain additional liabilities, which may exceed the value of the Trust’s original investment in a company. For example, under certain circumstances, creditors who have inappropriately exercised control over the management and policies of a debtor may have their claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. The Investment Adviser’s active management style may present a greater risk in this area than would a more passive approach. In addition, under certain circumstances, payments to the Trust and distributions by the Trust or payments on the debt may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential payment.

The Investment Adviser on behalf of the Trust (and its other clients) may participate on committees formed by creditors to negotiate with the management of financially troubled companies that may or may not be in bankruptcy or may negotiate directly with debtors with respect to restructuring issues. If the Trust does choose to join a committee, the Trust would likely be only one of many participants, all of whom would be interested in obtaining an outcome that is in their individual best interests. The Trust may not be successful in obtaining results most favorable to it in such proceedings, although the Trust may incur significant legal and other expenses in attempting to do so. As a result of participation by the Trust on such committees, the Trust may be deemed to have duties to other creditors represented by the committees, which might thereby expose the Trust to liability to such other creditors who disagree with the Trust’s actions. Participation by the Trust on such committees may cause the Trust to be subject to certain restrictions on its ability to trade in a particular investment and may also make the Trust an “insider” or an “underwriter” for purposes of the federal securities laws. Either circumstance will restrict the Trust’s ability to trade in or acquire additional positions in a particular investment when it might otherwise desire to do so.

Distressed debt obligations that are at risk of or in default present special tax issues for the Trust because the U.S. federal income tax rules relating to those obligations are currently unclear. For instance, tax rules are not entirely clear as to whether and to what extent the Trust should recognize “market discount” on a distressed debt obligation and when the Trust may cease to accrue interest, “original issue discount” or market discount on those obligations. These and other related issues will be addressed by the Trust when, as and if it invests in such obligations, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and that it does not become subject to Trust-level U.S. federal income or excise taxes.

Insolvency Considerations with Respect to Issuers of Debt Obligations. Various laws enacted for the protection of creditors may apply to the debt obligations held by the Trust. The information in this paragraph is applicable with respect to U.S. issuers subject to United States bankruptcy laws. Insolvency considerations may differ with respect to other issuers. If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of a debt obligation, such as a trustee in bankruptcy or a creditors’ committee, were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting the debt obligation and, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness.

The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts were then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness constituting the debt obligation or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence. In addition, in the event of the insolvency of an issuer of a debt obligation, payments made on such debt obligation could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. Similarly, a court might apply the doctrine of equitable subordination to subordinate the claim of a lending institution against an issuer, to claims of other creditors of the borrower, when the lending institution, another investor, or any of their transferees, is found to have engaged in unfair, inequitable, or fraudulent conduct. In general, if payments on a debt obligation are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient (such as the Trust) or from subsequent transferees of such payments (such as the investors in the Trust). To the extent that any such payments are recaptured from the Trust the resulting loss will be borne by the investors. However, a court in a bankruptcy or insolvency proceeding would be able to direct the recapture of any such payment from such a recipient or transferee only to the extent that such court has jurisdiction over such recipient or transferee or its assets. Moreover, it is likely that avoidable payments could not be recaptured directly from any such recipient or transferee that has given value in exchange for its note, in good faith and without knowledge that the payments were avoidable. Although the Investment Adviser will seek to avoid conduct that would form the basis for a successful cause of action based upon fraudulent conveyance, preference or equitable subordination, these determinations are made in hindsight and a court could disagree with the Trust’s position, and, in any event, there can be no assurance as to whether any lending institution or other investor from which the Trust acquired the debt obligations engaged in any such conduct (or any other conduct that would subject the debt obligations and the issuer to insolvency laws) and, if it did, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Trust.

Litigation Risk. We are sometimes subject to legal proceedings and claims based on the securities and instruments in which the Trust invests. Litigation may result in substantial costs and may seriously harm the Trust’s investments and overall financial condition. In addition, legal claims that have not yet been asserted against the Trust may be asserted in the future. See “Certain Legal Proceedings” for further information regarding pending litigation.

Leverage Risk. When deemed appropriate by the Investment Adviser and subject to applicable regulations, the Trust may use leverage in its investment program, including the use of borrowed funds and investments in certain types of options, such as puts, calls and warrants. While such strategies and techniques increase the opportunity to achieve higher returns on the amounts invested, they also increase the risk of loss. To the extent the Trust purchases securities with borrowed funds, its net assets will tend to increase or decrease at a greater rate than if borrowed funds are not used. The level of interest rates generally, and the rates at which such funds may be borrowed in particular, could affect the operating results of the Trust. If the interest expense on borrowings were to exceed the net return on the portfolio securities purchased with borrowed funds, the Trust’s use of leverage would result in a lower rate of return than if the Trust were not leveraged.

Pursuant to regulations and/or published positions of the Commission, the Trust may be required to earmark liquid assets in an amount equal to the Trust’s daily marked-to-market value of its transactions in futures and options. To maintain this required margin, the Trust may have to sell portfolio securities at disadvantageous prices or times because it may not be possible to liquidate a position at a reasonable price. In addition, the earmarking of such assets will have the effect of limiting the Trust’s ability otherwise to invest those assets.

The Trust has the ability to use leverage through the issuance of preferred shares, borrowings from a credit facility, issuing notes or other debt securities, or any combination of the three. The Trust currently leverages through borrowings from a credit facility and a margin facility. The use of leverage, which can be described as exposure to changes in price at a ratio greater than the amount of equity invested, either through the issuance of preferred shares, borrowings or other forms of market exposure, magnifies both the favorable and unfavorable effects of price movements in the investments made by the Trust. Insofar as the Trust continues to employ leverage in its investment operations, the Trust will be subject to substantial risks of loss.

Therefore, if the market value of the Trust’s investment portfolio declines, any leverage will result in a greater decrease in net asset value to common shareholders than if the Trust were not leveraged. Such greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. Further, if at any time while the Trust has leverage outstanding it does not meet applicable asset coverage requirements (as discussed below), it may be required to suspend distributions to common shareholders until the requisite asset coverage is restored. Any such suspension might impair the ability of the Trust to meet the RIC distribution requirements and to avoid Trust-level U.S. federal income or excise taxes.

As noted above, the Trust currently leverages through borrowings from a secured revolving credit facility and a margin facility. The Trust entered into a revolving credit agreement, dated as of May 16, 2013 (as amended from time to time), with State Street to borrow up to $150,000,000 (as amended, the “Credit Agreement”). The Trust entered into a committed margin facility with BNP on May 16, 2013 to borrow up to $125,000,0000 (the “Margin Facility”). On May 29, 2013 and December 11, 2013, the commitment amount was increased to $155,000,000 and $175,000,000, respectively. The Margin facility has a rolling 90-day term (referred to as a “90-day evergreen”). The Margin Facility may be terminated by either party with written notice. Once notice of termination has been given by either party, the Margin Facility remains in place for 90-days after the notice date. The Trust pays interest on borrowed amounts under the Margin Facility at an annual rate of 0.75% plus the one month London Interbank Offered Rate (“LIBOR”). The Margin Facility agreement contains customary covenant and default provisions. When borrowings are made under the Margin Facility, collateral must be posted to an account with the Trust’s custodian, State Street held for the benefit of BNP. Such borrowings constitute financial leverage.

The Credit Agreement contains customary covenant and default provisions, including covenants that limit the Trust’s ability to incur additional debt, consolidate or merge into or with any person, other than as permitted by the Credit Agreement, or sell, lease or otherwise transfer, directly or indirectly, all or substantially all of its assets. In addition, the Trust agreed not to purchase assets not contemplated by the investment policies and restrictions in effect when the Credit Agreement became effective, unless otherwise allowed by subsequent amendments. Furthermore, the Trust may not incur additional debt from any other party, except in limited circumstances (e.g., in the ordinary course of business). The Credit Agreement does not limit the amount of illiquid investments the Trust can hold.

Indebtedness issued under the Credit Agreement is not convertible into any other securities of the Trust. Outstanding amounts would be payable at maturity or such earlier times as required by the Credit Agreement or Margin Facility. The Trust may be required to prepay outstanding amounts under the Credit Agreement or incur a penalty rate of interest in the event of the occurrence of certain events of default. The Credit Agreement provides that the Trust will indemnify the lenders under the Credit Agreement against losses, claims, damages, liabilities and related expenses arising out of or as a result of the execution or delivery by the Trust of the Credit Agreement, the performance by the Trust of its obligations under the Credit Agreement, any loan or the use of the proceeds thereof, or any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing. The Trust may, however, bring an action against a lender to recover for any losses suffered due to the lender’s failure to exercise due care (meaning gross negligence, bad faith or willful misconduct). These liabilities may not be covered by the Trust’s insurance policy. The Trust is required to pay ongoing commitment fees on the undrawn portion of the commitment under the terms of the Credit Agreement. With the use of borrowings, there is a risk that the interest rates paid by the Trust on the amount it borrows will be higher than the return on the Trust’s investments. The credit facility with State Street may in the future be replaced or refinanced by one or more credit facilities having substantially different terms or by the issuance of preferred shares, or the Trust may be unable to renew or replace its credit facility upon the termination of the current facility, possibly requiring it to sell portfolio securities at times or prices that are disadvantageous. Any of these situations could adversely impact income or total return to shareholders.

The Trust must comply with investment quality, diversification and other guidelines established by the credit facility. The Trust does not anticipate that such guidelines will have a material adverse effect on the Trust’s common shareholders or its ability to achieve its investment objectives.

Preferred Share Risk. Preferred share risk is the risk associated with the issuance of preferred shares to leverage the common shares. If preferred shares are issued, the net asset value and market value of the common shares will be more volatile, and the yield to the holders of common shares will tend to fluctuate with changes in the shorter-term dividend rates on the preferred shares. The Trust will pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including higher advisory fees. Accordingly, the issuance of preferred shares may not result in a higher yield or return to the holders of the common shares. If the dividend rate and other costs of the preferred shares approach the net rate of return on the Trust’s investment portfolio, the benefit of leverage to the holders of the common shares would be reduced. If the dividend rate and other costs of the preferred shares exceed the net rate of return on the Trust’s investment portfolio, the leverage will result in a lower rate of return to the holders of common shares than if the Trust had not issued preferred shares.

Similarly, any decline in the net asset value of the Trust’s investments will be borne entirely by the holders of common shares. Therefore, if the market value of the Trust’s investment portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common shares than if the Trust were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. The Trust might be in danger of failing to maintain the required asset coverage of the preferred shares or of losing its ratings on the preferred shares or, in an extreme case, the Trust’s current investment income might not be sufficient to meet the dividend requirements on the preferred shares. In order to counteract such an event, the Trust might need to liquidate investments in order to fund a redemption of some or all of the preferred shares. Liquidation at times of low prices may result in capital loss and may reduce returns to the holders of common shares.

If preferred shares are issued, holders of preferred shares may have differing interests than holders of common shares and holders of preferred shares may at times have disproportionate influence over the Trust’s affairs. If preferred shares are issued, holders of preferred shares, voting separately as a single class, would have the right to elect two members of the Board at all times. The remaining members of the Board would be elected by holders of common shares and preferred shares, voting as a single class. The Investment Company Act requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding preferred shares, voting separately as a class, would be required to (i) adopt any plan of reorganization that would adversely affect the preferred shares and (ii) take any action requiring a vote of security holders under Section 13(a) of the Investment Company Act, including, among other things, changes in the Trust’s subclassification as a closed-end investment company or changes in its fundamental investment restrictions.

If the Trust issues preferred shares, the Trust would likely seek a credit rating on the preferred shares from one or more nationally recognized statistical rating organizations. The Trust expects that, at anytime when preferred shares were outstanding, the composition of its investment portfolio would reflect guidelines established by any rating agencies, including, for example, asset coverage requirements that are more restrictive than those under the Investment Company Act, restrictions on certain portfolio investments and investment practices, requirements that the Trust maintain a portion of its assets in higher rated debt securities and certain mandatory redemption requirements relating to the preferred shares. No assurance can be given that the guidelines actually imposed with respect to preferred shares by rating agencies would be more or less restrictive than these examples. These restrictions may require the Trust to alter its investment strategy and invest in different types of assets, some of which may be lower yielding or result in fewer opportunities for capital appreciation. No minimum rating is required for the issuance of preferred shares by the Trust.

Common Stock Risk. The Trust may invest in common stock. Although investments in common stock have historically generated higher average total returns than fixed income securities over the long-term, investments in common stock also have historically experienced significantly more volatility in those returns. Therefore, the Trust’s investments in common stock could result in worse performance than would be the case had the Trust been invested solely in debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular investment in common stock held by the Trust. Also, the price of common stock is sensitive to general movements in the stock market and a drop in the stock market may depress the price of a common stock to which the Trust has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting an issuer occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Dividend Risk. Dividends on common stock are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common stocks in which the Trust invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.

Small and Mid-Cap Securities Risk. The Trust may invest in companies with small or medium-sized capitalizations. Securities issued by small and medium-sized companies can be more volatile than, and perform differently from, larger company securities. There may be less trading in a small or medium-sized company’s securities, which means that buy and sell transactions in those securities could have a larger impact on the security’s price than is the case with larger company securities. Small or medium-sized companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a small or medium-sized company’s security price than is the case for a larger company. In addition, small or medium-sized company securities may not be well known to the investing public.

Non-U.S. Securities Risk. The Trust may invest without limit in Non-U.S. Securities. The Trust may invest in Non-U.S. Securities of so-called emerging market issuers. The Trust currently does not expect to invest more than 15%, but may invest up to 20%, of its assets in emerging market issuers. Investing in Non-U.S. Securities involves certain risks not involved in domestic investments, including, but not limited to: (i) fluctuations in foreign exchange rates; (ii) future foreign economic, financial, political and social developments; (iii) different legal systems; (iv) the possible imposition of exchange controls or other foreign governmental laws or restrictions; (v) lower trading volume; (vi) much greater price volatility and illiquidity of certain non-U.S. securities markets; (vii) different trading and settlement practices; (viii) less governmental supervision; (ix) changes in currency exchange rates; (x) high and volatile rates of inflation; (xi) fluctuating interest rates; (xii) less publicly available information; and (xiii) different accounting, auditing and financial recordkeeping standards and requirements. In addition, certain investments in Non-U.S. Securities may be subject to foreign withholding taxes on interest, dividends, capital gains or other income. Those taxes will reduce the Trust’s yield on any such securities.

Certain countries in which the Trust may invest, especially emerging market countries, historically have experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty and instability. These risks are especially evident in the Middle East and Africa. The cost of servicing external debt will generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates which are adjusted based upon international interest rates. In addition, with respect to certain foreign countries, there is a risk of: (i) the possibility of expropriation or nationalization of assets; (ii) confiscatory taxation; (iii) difficulty in obtaining or enforcing a court judgment; (iv) economic, political or social instability; and (v) diplomatic developments that could affect investments in those countries. In addition, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as: (i) growth of gross domestic product; (ii) rates of inflation; (iii) capital reinvestment; (iv) resources; (v) self-sufficiency; and (vi) balance of payments position.

As a result of these potential risks, the Investment Adviser may determine that, notwithstanding otherwise favorable investment criteria, it may not be practicable or appropriate to invest in a particular country. The Trust may invest in countries in which foreign investors, including the Investment Adviser, have had no or limited prior experience.

Emerging Markets Risk. The Trust may invest up to 20% of its total assets in securities of issuers based in emerging markets. An emerging market country is any country having an economy and market that are (or would be) considered by the World Bank to be emerging or developing or is listed in the Morgan Stanley Capital International Emerging Markets Index. Emerging market countries are located in regions such as Asia, Latin America, the Middle East, Southern Europe, Eastern Europe (including the former republics of the Soviet Union and the Eastern Bloc) and Africa. Investing in securities of issuers based in emerging markets entails all of the risks of investing in securities of non-U.S. issuers, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Trust’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Foreign Currency Risk. Because the Trust may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities owned by the Trust, the unrealized appreciation or depreciation of investments and gains on and income from investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Trust’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. These risks often are heightened for investments in smaller or emerging capital markets. In addition, the Trust may enter into foreign currency transactions in an attempt to enhance total return, which may further expose the Trust to the risks of foreign currency movements and other risks. The use of foreign currency transactions can result in the Trust incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Trust to deliver or receive a specified currency.

Investments in Unseasoned Companies. The Trust may invest in the securities of less seasoned companies. These investments may present greater opportunities for growth, but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Trust may invest will be start-up companies that may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies may have substantially greater financial resources than many of the companies in which the Trust may invest.

Initial Public Offerings Risk. The Trust may invest in shares of companies through initial public offerings (“IPOs”). IPOs and companies that have recently gone public have the potential to produce substantial gains for the Trust. However, the Trust may not have access to or invest in IPOs that are ultimately profitable for investors. The investment performance of the Trust during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Trust is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for limited periods of time. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO.

Securities Lending Risk. Under the Trust’s current securities lending agreement, the Trust may lend its portfolio securities (up to a maximum of one-third of its total assets) to financial institutions on an approved list of borrowers. Securities lending is subject to the risk that loaned securities may not be available to the Trust on a timely basis and the Trust may, therefore, lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by the Trust that occurs during the term of the loan would be borne by the Trust and would adversely affect the Trust’s performance. Also, there may be delays in recovery, or no recovery, of securities loaned should the borrower of the securities fail financially while the loan is outstanding. In addition, voting rights with respect to loaned securities generally pass to the borrower. The Trust, as the lender, retains the right to recall the loans and obtain the return of the securities loaned in order to vote the loaned securities. However, in many circumstances the Trust may be unable to recall the securities in time to vote or may determine that the benefits to the Trust of voting are outweighed by the indirect or direct costs of such a recall. In these circumstances, loaned securities may be voted or not voted in a manner adverse to the best interests of the Trust. All of the aforementioned risks may be greater for Non-U.S. Securities.

These lending transactions must be fully collateralized at all times, but involve some credit risk to the Trust if the borrower or the party (if any) guaranteeing the loan should default on its obligation and the Trust is delayed in or prevented from recovering the collateral. In addition, any income or gains and losses from investing and reinvesting any cash collateral delivered by a borrower pursuant to a loan are generally at the Trust’s risk, and to the extent any such losses reduce the amount of cash below the amount required to be returned to the borrower upon the termination of any loan, the Trust may be required to pay or cause to be paid to such borrower or another entity an amount equal to such shortfall in cash. The Trust generally accepts cash (U.S. and foreign currency), securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, or sovereign debt as collateral for these lending transactions, although in the future may accept other types of collateral.

Risks Associated with Options on Securities. There are several risks associated with transactions in options on securities, such as exchange-listed, over-the-counter and index options. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

As the writer of a covered call option, the Trust forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. As the Trust writes covered calls over more of its portfolio, its ability to benefit from capital appreciation becomes more limited. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

When the Trust writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price minus the put premium. If the option is exercised, the Trust could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise plus the put premium the Trust received when it wrote the option. While the Trust’s potential gain in writing a covered put option is limited to distributions earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Trust risks a loss equal to the entire exercise price of the option minus the put premium.

Exchange-Listed Option Risks. A liquid market may not exist when the Trust seeks to close out an option position on an options exchange. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms. If the Trust were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options on an exchange may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked to market daily, and their value will be affected by changes in the value and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of a call option written by the Trust would reduce the Trust’s capital appreciation potential on the underlying security.

Over-the-Counter Option Risk. The Trust may purchase and write (sell) unlisted (“OTC” or “over-the-counter”) options. Options written by the Trust with respect to Non-U.S. Securities, indices or sectors generally will be OTC options. OTC options differ from exchange-listed options in that they are two-party contracts, with exercise price, premium and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-listed options. The counterparties to these transactions typically will be major international banks, broker-dealers and financial institutions. The Trust may be required to treat as illiquid those securities being used to cover certain written OTC options. The OTC options written by the Trust will not be issued, guaranteed or cleared by the Options Clearing Corporation. In addition, the Trust’s ability to terminate the OTC options may be more limited than with exchange-traded options. Banks, broker-dealers or other financial institutions participating in such transactions may fail to settle a transaction in accordance with the terms of the option as written. In the event of default or insolvency of the counterparty, the Trust may be unable to liquidate an OTC option position.

Index Option Risk. The Trust may purchase and sell index put and call options from time to time. The purchaser of an index put option has the right to any depreciation in the value of the index below the exercise price of the option on or before the expiration date. The purchaser of an index call option has the right to any appreciation in the value of the index over the exercise price of the option on or before the expiration date. Because the exercise of an index option is settled in cash, sellers of index call options, such as the Trust, cannot provide in advance for their potential settlement obligations by acquiring and holding the underlying securities. The Trust will lose money if it is required to pay the purchaser of an index option the difference between the cash value of the index on which the option was written and the exercise price and such difference is greater than the premium received by the Trust for writing the option. The value of index options written by the Trust, which will be priced daily, will be affected by changes in the value and dividend rates of the underlying common stocks in the respective index, changes in the actual or perceived volatility of the stock market and the remaining time to the options’ expiration. The value of the index options also may be adversely affected if the market for the index options becomes less liquid or smaller. Distributions paid by the Trust on its common shares may be derived in part from the net index option premiums it receives from selling index put and call options, less the cost of paying settlement amounts to purchasers of the options that exercise their options. Net index option premiums can vary widely over the short term and long term.

Asset-Backed Securities Risk. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. Asset-backed security values may also be affected by the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables and any entities providing the credit enhancement. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return.

Mortgage-Backed Securities Risk. A mortgage-backed security, which represents an interest in a pool of assets such as mortgage loans, will mature once all the mortgages in the pool mature or are prepaid. Therefore, mortgage-backed securities do not have a fixed maturity, and their expected maturities may vary when interest rates rise or fall.

When interest rates fall, homeowners are more likely to prepay their mortgage loans. An increased rate of prepayments on the Trust’s mortgage-backed securities will result in an unforeseen loss of interest income to the Trust, as the Trust may be required to reinvest assets at a lower interest rate. Because prepayments increase when interest rates fall, the price of mortgage-backed securities does not increase as much as that of other fixed income securities when interest rates fall.

When interest rates rise, homeowners are less likely to prepay their mortgage loans. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. Therefore, the prices of mortgage-backed securities may decrease more than prices of other fixed income securities when interest rates rise.

Timely payment of interest and principal of mortgage-backed securities may be supported by various forms of private insurance or guarantees, including individual loan, title, pool and hazard insurance purchased or held by the issuer. Private insurers may not, however, be able to meet their obligations under the policies. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to the Trust. The risk of such defaults is generally higher in the case of mortgage pools that include sub-prime mortgages (which are typically granted to individuals with poor credit histories who, as a result of their deficient credit ratings, would not be able to qualify for conventional mortgages), “Alt-A” mortgages (typically characterized by borrowers with less than full documentation, lower credit scores or higher loan-to-value ratios), “interest only” mortgages (which permit interest-only payments for a specified period before payment of principal is required) and/or “option ARM” mortgages (which are typically 30-year adjustable rate mortgages that initially offer a borrower four monthly payment options: a specified minimum payment, an interest-only payment, a 15-year fully amortizing payment and a 30-year fully amortizing payment). Some of these types of mortgages may be subject to “negative amortization,” which occurs whenever the loan payment for any period is less than the interest charged over that period so that the outstanding principal balance of the loan increases. The types of mortgages discussed above are made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages, and are subject to a greater risk of default than “prime” mortgages. Market factors adversely affecting mortgage loan repayments may include a general economic downturn, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages. To the extent the Trust invests in securities directly or indirectly backed by these types of mortgages, it will be subject to greater risks.

Credit ratings on mortgage-backed securities are subject to the same limitations that apply to credit ratings generally. See “Limitations of Credit Ratings.”

The market for mortgage-backed securities (and other asset-backed securities) has in recent years experienced high volatility and a lack of liquidity. As a result, the value of many of these securities has significantly declined. There can be no assurance that these markets will become more liquid or less volatile, and it is possible that the value of these securities could decline further.

Risks of Investing in Royalty Securities. The Trust may invest in debt and/or equity royalty securities. The risks of investing in these securities will include the risks of investing in the underlying industry. In addition, royalty securities are currently not widely recognized or understood and the Trust may not be able to sell the securities when it wants to do so. Under certain market conditions, these securities may also become highly illiquid. Each security will include different risk factors specific to that transaction. Risk factors of royalty securities generally include risks relating to the products associated with the royalty stream, risks relating to the license agreement, risks relating to the structure of the financing and risks relating to bankruptcy or reorganization proceedings.

Repurchase Agreement Risk. The Trust may enter into repurchase agreements up to a maximum of 33 1/3% of its total assets. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. If the seller does not pay the Trust the agreed-upon sum on the repurchase date, the Trust is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Trust could incur a loss of both principal and interest. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Trust to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

Derivatives Risk. Derivative transactions in which the Trust may engage for hedging and speculative purposes or to enhance total return, including engaging in transactions such as options, futures, swaps, foreign currency transactions, forward foreign currency contracts, currency swaps or options on currency futures and other derivatives transactions (collectively, “Derivative Transactions”), involve certain risks and special considerations. Derivative Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Derivative Transactions depends on the Investment Adviser’s ability to predict pertinent market movements. Because many derivatives are “leveraged,” and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement may not only result in the loss of the entire investment, but may also expose the Trust to the possibility of a loss exceeding the original amount invested. Thus, the use of Derivative Transactions may result in losses greater than if they had not been used, may require the Trust to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Trust can realize on an investment or may cause the Trust to hold a security that it might otherwise sell. The use of foreign currency transactions can result in the Trust incurring losses as a result of the imposition of exchange controls, the suspension of settlements or the inability of the Trust to deliver or receive a specified currency. Additionally, amounts paid by the Trust as premiums and cash or other assets held in margin accounts with respect to Derivative Transactions are not otherwise available to the Trust for investment purposes. In addition, the Trust’s Derivative Transactions are generally subject to numerous special and complex tax rules. Because the tax rules applicable to such transactions may be uncertain under current law, an adverse determination or future Internal Revenue Service (“IRS”) guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the Trust has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid Trust-level U.S. federal income or excise taxes. Therefore, the Trust’s investments in derivative instruments may be limited by these or other U.S. federal income tax considerations.

If a put or call option purchased by the Trust is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Trust will lose its entire investment in the option.

Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Trust might be unable to exercise an option it had purchased. If the Trust were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared. In a transaction involving those swaps (“cleared derivatives”), the Trust’s counterparty is a clearing house, rather than a bank or broker. Since the Trust is not a member of any clearing houses and only members of a clearing house (a “clearing member”) can participate directly in the clearing house, the Trust will hold cleared derivatives through accounts at a clearing member. In cleared derivatives positions, the Trust will make payments (including margin payments) to and receive payments from a clearing house through its accounts at a clearing member. A clearing member guarantees performance of its clients’ obligations to the clearing house.

In many ways, cleared derivative arrangements are less favorable to mutual funds than bilateral arrangements. For example, the Trust may be required to provide more margin for cleared derivatives positions than for bilateral derivatives positions. Also, in contrast to a bilateral derivatives position, following a period of notice to the Trust, a clearing member generally can require termination of an existing cleared derivatives position at any time or an increase in margin requirements above the margin that the clearing member required at the beginning of a transaction. Clearing houses also have broad rights to increase margin requirements for existing positions or to terminate those positions at any time. Any increase in margin requirements or termination of existing cleared derivatives positions by the clearing member or the clearing house could interfere with the ability of the Trust to pursue its investment strategy. Further, any increase in margin requirements by a clearing member could expose the Trust to greater credit risk to its clearing member because margin for cleared derivatives positions in excess of a clearing house’s margin requirements typically is held by the clearing member. Also, The Trust is subject to risk if it enters into a derivatives transaction that is required to be cleared (or that the Investment Adviser expects to be cleared), and no clearing member is willing or able to clear the transaction on the Trust’s behalf. While the documentation in place between the Trust and its clearing member generally provides that the clearing member will accept for clearing all cleared derivatives transactions that are within credit limits (specified in advance) for the Trust, the Trust is still subject to the risk that no clearing member will be willing or able to clear a transaction. In those cases, the position might have to be terminated, and the Trust could lose some or all of the benefit of the position, including loss of an increase in the value of the position and/or loss of hedging protection. In addition, the documentation governing the relationship between the Trust and its clearing member is drafted by the clearing member and generally is less favorable to the Trust than typical bilateral derivatives documentation. For example, documentation relating to cleared derivatives generally includes a one-way indemnity by the Trust in favor of the clearing member for losses the clearing member incurs as the Trust’s clearing member and typically does not provide the Trust any remedies if the clearing member defaults or becomes insolvent. While futures contracts entail similar risks, the risks likely are more pronounced for cleared swaps due to their more limited liquidity and market history.

Some types of cleared derivatives are required to be executed on an exchange or on a swap execution facility. A swap execution facility is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. While this execution requirement is designed to increase transparency and liquidity in the cleared derivatives market, trading on a swap execution facility can create additional costs and risks for the Trust. For example, swap execution facilities typically charge fees, and if the Trust executes derivatives on a swap execution facility through a broker intermediary, the intermediary may impose fees as well. Also, the Trust may indemnify a swap execution facility, or a broker intermediary who executes cleared derivatives on a swap execution facility on the Trust’s behalf, against any losses or costs that may be incurred as a result of the Trust’s transactions on the swap execution facility.

These and other new rules and regulations could, among other things, further restrict the Trust’s ability to engage in, or increase the cost to the Trust of, derivatives transactions, for example, by making some types of derivatives no longer available to the Trust, increasing margin or capital requirements, or otherwise limiting liquidity or increasing transaction costs. These regulations are new and evolving, so their potential impact on the

Trust and the financial system are not yet known. While the new regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that the new clearing mechanisms will achieve that result, and in the meantime, as noted above, central clearing and related requirements exposes the Trust to new kinds of risks and costs.

Other Derivatives; Future Developments. The above discussion relates to the Trust’s proposed use of certain types of derivatives currently available. However, the Trust is not limited to the transactions described above. In addition, the relevant markets and related regulations are constantly changing and, in the future, the Trust may use derivatives not currently available or widely in use.

Regulatory Risk – Commodity Pool Operator. The Trust is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) with respect to the Trust pursuant to Rule 4.5 under the CEA (the “exclusion”) promulgated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Accordingly, neither the Trust nor the Investment Adviser is subject to registration or regulation as a “commodity pool operator” under the CEA. To remain eligible for the exclusion under Rule 4.5, as it has recently been amended by the CFTC, the Trust will be limited in its ability to use futures and options on futures and engage in certain swaps transactions. In the event that the Trust’s investments in certain derivative instruments regulated under the CEA (“commodity interests”), including futures, certain swaps and options on futures, exceed a certain threshold, the Investment Adviser may be required to register as a “commodity pool operator” and/or “commodity trading advisor” with the CFTC with respect to the Trust. The Investment Adviser’s eligibility to claim the exclusion will be based upon, among other things, the level and scope of the Trust’s investment in commodity interests, the purposes of such investments and the manner in which the Trust holds out its use of commodity interests. The Trust currently intends to operate in a manner that would permit the Investment Adviser to continue to claim the exclusion under Rule 4.5, which may adversely affect the Investment Adviser’s ability to manage the Trust under certain market conditions and may adversely affect the Trust’s total return. In the event the Investment Adviser becomes unable to rely on the exclusion in Rule 4.5 and is required to register with the CFTC as a commodity pool operator, the Trust’s expenses may increase, adversely affecting the Trust’s total return.

Counterparty Risk. The Trust will be subject to credit risk with respect to the counterparties to the derivative contracts purchased or sold by the Trust. Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although the Investment Adviser monitors the creditworthiness of the Trust’s counterparties, there can be no assurance that the Trust’s counterparties will not experience similar difficulties, possibly resulting in losses to the Trust. If a counterparty becomes bankrupt, or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Trust may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Trust may obtain only a limited recovery or may obtain no recovery in such circumstances. Material exposure to a single or small group of counterparties increases the Trust’s counterparty risk.

Credit Default Swaps Risk. The Trust may enter into credit default swap agreements, which may have as reference obligations one or more debt securities or an index of such securities. In a credit default swap, one party (the “protection buyer”) is obligated to pay the other party (the “protection seller”) a stream of payments over the term of the contract, provided that no credit event, such as a default or, in some instances, a downgrade in credit rating, occurs on the reference obligation. If a credit event occurs, the protection seller must generally pay the protection buyer the “par value” (the agreed-upon notional value) of the referenced debt obligation in exchange for an equal face amount of deliverable reference obligations.

The Trust may be either the protection buyer or protection seller in a credit default swap. If the Trust is a protection buyer, the Trust would pay the counterparty a periodic stream of payments over the term of the contract and would not recover any of those payments if no credit event were to occur. However, if a credit event occurs, the Trust as a protection buyer has the right to deliver the referenced debt obligations or a specified amount of cash, depending upon the terms of the swap, and receive the par value of such debt obligations from the counterparty protection seller. As a protection seller, the Trust would receive fixed payments throughout the term of the contract if no credit event occurs. If a credit event occurs, however, the value of the obligation received by the Trust (e.g., bonds which defaulted), plus the periodic payments previously received, may be less than the par value of the obligation, or cash received, resulting in a loss to the protection seller. Furthermore, the Trust as a protection seller would effectively add leverage to its portfolio because it will have investment exposure to the notional amount of the swap.

Credit default swap agreements are subject to greater risk than a direct investment in the reference obligation. Like all swap agreements, credit default swaps are subject to liquidity, credit and counterparty risks. In additional, collateral posting requirements are individually negotiated and there is no regulatory requirement that a counterparty post collateral to secure its obligations under a credit default swap. Furthermore, there is no requirement that a party be informed in advance when a credit default swap agreement is sold. Accordingly, the Trust may have difficulty identifying the party responsible for payment of its claims. The notional value of credit default swaps with respect to a particular investment is often larger than the total par value of such investment outstanding and, in event of a default, there may be difficulties in making the required deliveries of the reference investments, possibly delaying payments.

In the past, the market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Trust may not receive adequate collateral. Credit default swaps are not currently traded on any securities exchange. The Trust generally may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Trust to incur more losses.

In addition, the Trust may invest in publicly or privately issued interests in investment pools whose underlying assets are credit default, credit-linked, interest rate, currency exchange, equity-linked or other types of swap contracts and related underlying securities or securities loan agreements. The pools’ investment results may be designed to correspond generally to the performance of a specified securities index or “basket” of securities, sometimes a single security. These types of pools are often used to gain exposure to multiple securities with a smaller investment than would be required to invest directly in the individual securities. They may also be used to gain exposure to foreign securities markets without investing in the foreign securities themselves or the relevant foreign market. To the extent that the Trust invests in pools of swaps and related underlying securities or securities loan agreements whose return corresponds to the performance of a foreign securities index or one or more foreign securities, investing in such pools will involve risks similar to the risks of investing in foreign securities. See “Foreign Securities” below. In addition to the risks associated with investing in swaps generally, the Trust bears the risks and costs generally associated with investing in pooled investment vehicles, such as paying the fees and expenses of the pool and the risk that the pool or the operator of the pool may default on its obligations to the holder of interests in the pool, such as the Trust. Interests in privately offered investment pools of swaps may be considered illiquid or deemed liquid, subject to the Trust’s restrictions on investments in illiquid securities.

Market Risk Generally. The profitability of a significant portion of the Trust’s investment program depends to a great extent upon correctly assessing the future course of the price movements of securities and other investments and the movements of interest rates. The Investment Adviser may not be able to predict accurately these price and interest rate movements. With respect to certain investment strategies the Trust utilizes, there is a high degree of market risk.

Reinvestment Risk. The Trust reinvests the cash flows received from a security. The additional income from such reinvestment, sometimes called interest-on-interest, is reliant on the prevailing interest rate levels at the time of reinvestment. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Trust receives upon the maturity or sale of a portfolio security.

Timing Risk. Many agency, corporate and municipal bonds, and most mortgage-backed securities, contain a provision that allows the issuer to “call” all or part of the issue before the bond’s maturity date — often after five or ten years. The issuer usually retains the right to refinance the bond in the future if market interest rates decline below the coupon rate. There are three disadvantages to the call provision. First, the cash flow pattern of a callable bond is not known with certainty. Second, because an issuer is more likely to call the bonds when interest rates have dropped, the Trust is exposed to reinvestment risk, i.e., the Trust may have to reinvest at lower interest rates the proceeds received when the bond is called. Finally, the capital appreciation potential of a bond will be reduced because the price of a callable bond may not rise much above the price at which the issuer may call the bond.

Inflation Risk. Inflation risk results from the variation in the value of cash flows from a security due to inflation, as measured in terms of purchasing power. For example, if the Trust purchases a bond in which it can realize a coupon rate of 5%, but the rate of inflation increases from 2% to 6%, then the purchasing power of the cash flow has declined. For all but adjustable bonds or floating rate bonds, the Trust is exposed to inflation risk because the interest rate the issuer promises to make is fixed for the life of the security. To the extent that interest rates reflect the expected inflation rate, floating rate bonds have a lower level of inflation risk. In addition, during any periods of rising inflation, dividend rates of any variable rate preferred stock issued by the Trust would likely increase, which would tend to further reduce returns to common shareholders.

Arbitrage Risks. The Trust engages in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Investment Adviser will be able to hedge the Trust’s investment portfolio in the manner necessary to employ successfully the Trust’s strategy.

Short Sales Risk. Short selling involves selling securities that may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the Trust to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities. However, because the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities would result in a loss. The securities necessary to cover a short position may not be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. The Trust may mitigate such losses by replacing the securities sold short before the market price has increased significantly. Under adverse market conditions, the Trust might have difficulty purchasing securities to meet its short sale delivery obligations, and might have to sell portfolio securities to raise the capital necessary to meet its short sale obligations at a time when fundamental investment considerations would not favor such sales. Short sales by the Trust that are not made “against the box” theoretically involve unlimited loss potential, since the market price of securities sold short may continuously increase.

REIT-Specific Risk. REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for special tax treatment under the Code and to maintain an exemption under the 1940 Act. For example, because a REIT may acquire debt securities of issuers primarily engaged in or related to the real estate industry, it also could conceivably own real estate directly as a result of a default on such securities. Any rental income or income from the disposition of such real estate could adversely affect its ability to retain its tax status, which would have adverse tax consequences on its shareholders. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

The Trust seeks to gain exposure to the real estate markets, in whole or in part, through investing in Freedom REIT, a subsidiary of the Trust organized under the laws of Delaware on September 17, 2012 (the “Subsidiary”). The Subsidiary has elected to be taxed as a REIT. The Subsidiary is generally subject to the same investment policies and restrictions of the Trust. As of December 31, 2013, the Subsidiary accounted for approximately 5.93% of the Trust’s net assets. The Investment Adviser does not charge an additional fee on assets held in the Subsidiary.

MLP Risk. The Trust may invest in master limited partnership (“MLP”) securities. MLPs typically are characterized as “publicly traded partnerships” that qualify to be treated as partnerships for U.S. federal income tax purposes and are principally engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities, such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products (collectively, the energy industry). As a result, holders of MLP securities will be subject to risks related to the energy industry, including: (i) fluctuations in commodity prices; (ii) reduced volumes of natural gas or other energy commodities available for transporting, processing, storing or distributing; (iii) slowdowns in new construction and acquisitions; (iv) reduced demand for commodities such as crude oil, natural gas and refined petroleum products; (v) depletion of natural gas reserves or other commodities; (vi) extreme weather and environmental hazards; (vii) stricter laws, regulations or enforcement policies; and (viii) dangers inherent to the energy industry, such as leaks, fires, explosions, damage to facilities and equipment resulting from natural disasters, inadvertent damage to facilities and equipment and terrorist acts.

Generally, an MLP is operated under the supervision of one or more managing general partners. Limited partners (like the Trust when it invests in an MLP) are not involved in the day-to-day management of the partnership. The Trust also may invest in companies who serve (or whose affiliates serve) as the general partner of an MLP. These investments may not be taxed as partnerships for U.S. Federal income tax purposes. Conflicts of interest may exist among unit holders, subordinated unit holders and the general partner of an MLP, including those arising from incentive distribution payments. General Partners typically have limited fiduciary duties to an MLP, which could allow a general partner to favor its own interests over the MLP’s interests. Additionally, general partners of MLPs often have limited call rights that may require MLP unit holders to sell their common units at an undesirable time or price.

Holders of MLP securities have limited control and voting rights on matters affecting the partnership. Holders of securities issued by a MLP are exposed to a remote possibility of liability for all of the obligations of that MLP in the event that a court determines that the rights of the holders of MLP securities to vote to remove or replace the general partner of that MLP, to approve amendments to that MLP’s partnership agreement, or to take other action under the partnership agreement of that MLP would constitute “control” of the business of that MLP, or a court or governmental agency determines that the MLP is conducting business in a state without complying with the partnership statute of that state. Holders of MLP securities are also exposed to the risk that they will be required to repay amounts to the MLP that are wrongfully distributed to them.

In addition, MLPs are subject to the risk that they will fail to be treated as partnerships for U.S. federal income tax purposes. If an MLP does not meet current legal requirements to maintain its partnership status, or if it is unable to do so because of tax or other law changes, it would be treated as a corporation for U.S. federal income tax purposes. In that case, the MLP would be obligated to pay U.S. federal income tax (as well as state and local taxes) at the entity level on its taxable income and distributions received by the Trust would be taxable to the Trust as dividend income to the extent of the MLP’s current and accumulated earnings and profits for federal tax purposes. The classification of a MLP as a corporation for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP and the value of the Trust’s investment in any such MLP. As a result, the value of the Trust’s shares and the cash available for distribution to Trust shareholders could be materially reduced.

BDC Risk. Business Development Companies (“BDCs”) generally invest in less mature private companies or thinly traded U.S. public companies which involve greater risk than well-established publicly-traded companies. The Trust will indirectly bear its proportionate share of any management and other operating expenses and of any performance-based or incentive fees charged by the BDCs in which it invests, in addition to the expenses paid by the Trust. The 1940 Act imposes certain constraints upon the operations of a BDC. Generally, little public information exists for private and thinly traded companies in which a BDC may invest and there is a risk that investors may not be able to make a fully informed evaluation of a BDC and its portfolio of investments. In addition, to qualify and remain eligible for the special tax treatment accorded to regulated investment companies and their shareholders, the BDCs in which the Trust invests must meet certain source-of-income, asset diversification and annual distribution requirements. If a BDC in which the Trust invests fails to qualify as a regulated investment company, such BDC would be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure by a BDC could substantially reduce the BDC’s net assets and the amount of income available for distribution to the Trust, which would in turn decrease the total return of the Trust in respect of such investment.

Risks of Investing in Structured Finance Securities. A portion of the Trust’s investments may consist of equipment trust certificates, collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations or similar instruments. Such structured finance securities are generally backed by an asset or a pool of assets, which serve as collateral. Depending on the type of security, the collateral may take the form of a portfolio of mortgage loans or bonds or other assets. The Trust and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. In some instances, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. In light of the above considerations, structured finance securities may present risks similar to those of the other types of debt obligations in which the Trust may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. In addition to the risks noted above and other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility. Investments in structured finance securities may also be subject to illiquidity risk. Collateralized mortgage obligations may have risks similar to those of mortgage-backed securities. See “Mortgage-Backed Securities Risk” for more information.

Risks of Investing in Preferred Securities. There are special risks associated with investing in preferred securities, including:

•       Deferral. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Trust owns a preferred security that is deferring the payment of its distributions, the Trust may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distribution even though the Trust has not yet received such income. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income or excise taxes at the Trust level, the Trust may be required to distribute this reported income to shareholders in the tax year in which the income is reported (without a corresponding receipt of cash). Therefore, the Trust may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of income the Trust actually received, and, among other things, to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions.

•       Subordination. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•       Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities.

•       Limited Voting Rights. Generally, preferred security holders have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.

Risks of Investing in Swaps. Investments in swaps involve the exchange by the Trust with another party of their respective commitments. Use of swaps subjects the Trust to risk of default by the counterparty. If there is a default by the counterparty to such a transaction, there may be contractual remedies pursuant to the agreements related to the transaction although contractual remedies may not be sufficient in the event the counterparty is insolvent. The Trust may enter into credit default swaps, currency swaps or other swaps which may be surrogates for other instruments such as currency forwards or options. Swap agreements are sophisticated financial instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. Swaps can be highly volatile and may have a considerable impact on the Trust’s performance, as the potential gain or loss on any swap transaction is not necessarily subject to any fixed limit.

Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although the Investment Adviser monitors the creditworthiness of the Trust’s counterparties, the Trust’s counterparties could experience similar difficulties, possibly resulting in losses to the Trust.

Risks of Investing in Synthetic Securities. In addition to credit risks associated with holding non-investment grade loans and high-yield debt securities, with respect to synthetic securities the Trust will usually have a contractual relationship only with the counterparty of such synthetic securities, and not the issuer (the “Reference Obligor”) of the debt security or other obligation upon which the synthetic security is based (the “Reference Obligation”). The Trust generally will have no right to enforce directly compliance by the Reference Obligor with the terms of the Reference Obligation nor any rights of setoff against the Reference Obligor, nor have any voting rights with respect to the Reference Obligation. The Trust will not benefit directly from any collateral supporting the Reference Obligation or have the benefit of the remedies on default that would normally be available to a holder of such Reference Obligation. In addition, in the event of insolvency of its counterparty, the Trust will be treated as a general creditor of such counterparty and will not have any claim with respect to the credit risk of the counterparty as well as that of the Reference Obligor. As a result, investments in synthetic securities are subject to an additional degree of risk because they are subject to the credit risk of the counterparty as well as that of the Reference Obligor. The Investment Adviser may not perform independent credit analyses of any particular counterparty, or any entity guaranteeing the obligations of such counterparty. See “Prospectus Summary – Principal Risks of the Trust – Counterparty Risk.”

The Trust currently does not expect to invest more than 10% of its assets in synthetic securities as measured on a mark-to-market basis. However, the Trust’s investments in synthetic securities may exceed this amount from time to time.

Valuation Risk. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

Risks of Non-Diversification and Other Focused Strategies. While the Investment Adviser invests in a number of fixed-income and equity instruments issued by different issuers and employs multiple investment strategies with respect to the Trust’s investment portfolio, it is possible that a significant amount of the Trust’s investments could be invested in the instruments of only a few companies or other issuers or that at any particular point in time one investment strategy could be more heavily weighted than the others. The focus of the Trust’s investment portfolio in any one issuer would subject the Trust to a greater degree of risk with respect to defaults by such issuer or other adverse events affecting that issuer, and the focus of the portfolio in any one industry or group of industries would subject the Trust to a greater degree of risk with respect to economic downturns relating to such industry or industries. The focus of the Trust’s investment portfolio in any one investment strategy would subject the Trust to a greater degree of risk than if the Trust’s investment portfolio were varied in its investments with respect to several investment strategies.

Because the Trust has invested a significant portion of its assets in healthcare companies, the Trust’s performance may depend on the overall condition of the healthcare industry and the Trust is susceptible to economic, political and regulatory risks or other occurrences associated with the healthcare industry. The Trust faces the risk that economic prospects of healthcare companies may fluctuate dramatically because of changes in the regulatory and competitive environments. A significant portion of healthcare services are funded or subsidized by the government, which means that changes in government policies, at the state or federal level, may affect the demand for healthcare products and services. Other risks include the possibility that regulatory approvals (which often entail lengthy application and testing procedures) will not be granted for new drugs and medical products, the chance of lawsuits against healthcare companies related to product liability issues, and the rapid speed at which many healthcare products and services become obsolete.

The Trust has instituted several levels of safeguards to ensure the Trust does not violate its fundamental policy not to invest 25% or more of the value of its total assets in any single industry or group of industries. The Investment Adviser monitors the Trust’s investments on a daily basis to ensure the Trust’s compliance with fundamental investment restrictions. In addition, in accordance with the Sub-Administration Agreement, State Street monitors the Trust’s investments on a weekly basis and provides monthly and quarterly reports to the Trust’s Board of Trustees. At its quarterly meetings, the Board of Trustees reviews the State Street compliance reports and monitors the Trust’s investment activities. Although the Board of Trustees receives periodic compliance reports enabling it to monitor the Trust’s compliance with its fundamental investment restrictions, the Trust holds the ultimate responsibility to comply with its fundamental investment policy.

Market Disruption and Geopolitical Risk. The aftermath of the wars in Iraq and Afghanistan and the continuing involvement in Iraq and Afghanistan, instability in the Middle East and terrorist attacks in the United States and around the world may result in market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The length of time that the securities markets may be affected by these events is unclear and the effects of these or similar events in the future on the U.S. economy and securities markets cannot be predicted.

Risks Related to Current Market Conditions. Recently, domestic and international markets have experienced a period of acute stress starting in the real estate and financial sectors and then moving to other sectors of the world economy. This stress has resulted in unusual and extreme volatility in the debt and equity markets. These market conditions could add to the risk of short-term volatility of the Trust.

In addition, debt markets have experienced a period of high volatility, which has negatively impacted market liquidity conditions and prices. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. These concerns expanded to include derivatives, securitized assets and a broad range of other debt securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, and sectors. As a result, debt instruments have experienced, and may in the future experience, liquidity issues, increased price volatility, credit downgrades, and increased likelihood of default. Debt securities may be difficult to value during such periods. These market conditions may have an adverse effect on the Trust’s investments and hamper the Trust’s ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments. Because the Trust invests heavily in fixed income securities and related investments, it may underperform during periods of rising interest rates. Market conditions may also make it more difficult or impossible for the Trust to use leverage to the degree required, or make any such leverage more expensive (for example, by increasing interest expense). In addition, these conditions may directly and adversely affect the setting of dividend rates on the common shares.

In recent periods, governmental financial regulators, including the U.S. Federal Reserve, have taken steps to maintain historically low interest rates by purchasing bonds. Steps by those regulators to curtail or “taper” such activities could have a material adverse effect on prices for the Trust’s investments and on the management of the Trust.

The recent market conditions have also caused domestic and international issuers to seek capital infusions to strengthen their financial positions or to remain financially viable. These capital infusions have taken a variety of forms, including the public or private issuance of additional debt securities, equity securities or both, which have been purchased by, among others, public and private investors, government agencies, and sovereign wealth funds. If the Trust owns shares of an issuer that sells additional equity securities and the Trust cannot or chooses not to purchase shares in the offering, the Trust’s interest in the issuing company will be diluted.

Risks of Investing in a Trust with Anti-Takeover Provisions. The Trust’s Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Trust or convert the Trust to open-end status. These provisions could deprive the holders of common shares of opportunities to sell their common shares at a premium over the then current market price of the common shares or at net asset value.

Key Adviser Personnel Risk. The Trust’s ability to identify and invest in attractive opportunities is dependent upon the Investment Adviser. If one or more key individuals leaves the Investment Adviser, the Investment Adviser may not be able to hire qualified replacements or may require an extended time to do so. This situation could prevent the Trust from achieving its investment objectives.

Risks Relating to Dilution of Shareholders’ Interests. Shareholders’ interests in the Trust may be diluted if they do not fully exercise their subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then there will be an immediate dilution of the aggregate net asset value of our shares. In the event we issue subscription rights, shareholders who do not fully exercise their rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. Such dilution is not currently determinable because it is not known what proportion of the shares will be purchased as a result of such rights offering. Any such dilution will disproportionately affect non-exercising shareholders. This dilution could be substantial. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of the rights offering or what proportion of the shares will be purchased as a result of such rights offering.

Risks Relating to Trust’s Tax Status. To remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Trust must meet certain source of income, asset diversification and annual distribution requirements. If the Trust were to fail to comply with the income, diversification or distribution requirements, the Trust could in some cases cure such failure, including by paying a Trust-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Trust were ineligible to or otherwise did not cure such failure for any year, or were to otherwise fail to qualify as a RIC accorded special tax treatment, all of its taxable income regardless of whether timely distributed to shareholders would be subject to corporate-level tax and all of its distributions from earnings and profits (including from net long-term capital gains) would be taxable to shareholders as ordinary income. In any such event, the resulting corporate taxes could substantially reduce the Trust’s net assets, the amount of income available for distribution and the amount of its distributions. Any such failure would have a material adverse effect on the Trust and its shareholders. In addition, in some cases, the Trust could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Trust’s investments will require the Trust to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Trust expects that a substantial portion of its investments in loans and other debt obligations will be treated as having “market discount” and/or “original issue discount” for U.S. federal income tax purposes, which, in some cases, could be significant. Because the Trust may be required to recognize income in respect of these investments before or without receiving cash representing such income, the Trust may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Trust-level U.S. federal income or excise taxes. Accordingly, the Trust may be required to sell portfolio securities, including at potentially disadvantageous times or prices, raise additional debt or equity capital, or reduce new investments, to obtain the cash needed to make these income distributions. If the Trust liquidates portfolio securities to raise cash, the Trust may realize gain or loss on such liquidations; in the event the Trust realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Limitations of Credit Ratings. Credit ratings represent only the opinion of the rating agency with respect to the ability of the issuer to make principal and interest payments on the securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating organization may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of the security, an inherent conflict of interest may exist that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating organization changes the rating assigned to one or more of the Trust’s portfolio securities, the Trust is not required to sell the relevant securities.

Certain Affiliations. Certain broker-dealers may be considered to be affiliated persons of the Trust or the Investment Manager. Absent an exemption from the SEC or other regulatory relief, the Trust is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Trust’s ability to engage in securities transactions and take advantage of market opportunities. In addition, unless and until the underwriting syndicate is broken in connection with the initial public offering of the securities, the Trust will be precluded from effecting principal transactions with brokers who are members of the syndicate.

Given the risks described above, an investment in the securities may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in the Trust.

Our common shares are registered under the Securities Exchange Act of 1934, and we are required to file reports, proxy statements and other information with the Commission. The materials we file are available at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Commission’s public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet website, at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents electronically with the Commission.

Summary of Trust Fees and Expenses

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	—%(1)
Offering expenses borne by holders of common shares (as a percentage of offering price)	—%(2)
Dividend reinvestment and cash purchase plan fees	None(3)

Percentage of Net Assets Attributable to Common Shares (Gives Effect to Leverage Through Borrowings(4))
Annual Expenses
Management fees	1.77%(5)
Other expenses(8)	0.51%(6)
Interest payments on borrowed funds	0.66%(7)
Total annual expenses	2.94%

The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly.

EXAMPLE

The following example illustrates the projected expenses that you would pay on a $1,000 investment in common shares of the Trust (including the total sales load of $[ ] and the other estimated costs of this offering to be borne by the Trust of $[            ], assuming (1) that the Trust’s current net assets do not increase or decrease, (2) that the Trust maintains a leverage ratio of 33.33% from all sources of leverage, (3) that the Trust incurs total annual expenses of 2.94% of net assets attributable to common shares through year 10, and (4) a 5% annual return. The following example also assumes all dividends and distributions are reinvested at net asset value.

The example should not be considered a representation of future expenses, and actual expenses (including leverage and other expenses) may be greater or less than those shown.

	1 Year	3 Years	5 Years	10 Years
Total expenses incurred	$30	$91	$155	$326

*	The applicable prospectus supplement to be used in connection with any sales of securities will set forth any applicable sales load and the estimated offering expenses borne by the Trust.
(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters or dealer managers, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Trust and indirectly by all of its shareholders as a percentage of the offering price.
(3)	Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment account. Each participant in the Trust’s Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the Trust will purchase its shares in the open market when the net asset value per common share is greater than the market value per common share. See “Dividend Reinvestment Plan” below.
(4)	Assumes leverage in the amount of 33.33% of net assets. As of December 31, 2013, the Trust employed leverage in an amount equal to 30.66% of net assets. The Trust may use leverage through borrowings and/or preferred shares. The Trust currently borrows under a margin facility and a secured revolving credit facility. See “Principal Risks of the Trust — Leverage Risk” for a brief description of the Trust’s Margin Facility with BNP and the Credit Agreement with State Street.
(5)	Management fees are the investment advisory and administrative services fees paid to the Investment Adviser, which are computed based on Managed Assets. See “Management of the Trust — Investment Adviser” and “Management of the Trust — Administrator/Sub-Administrator” below. Such fees have been converted to net assets for purposes of the fee table presentation as follows: management fees, assuming no leverage, divided by (one minus the assumed leverage of 33.33% of the Trust’s total assets). Because the base management fees of 1.20% (including an administrative fee of 0.20%) are based on the Trust’s gross assets, when the Trust uses leverage, the base management fees as a percentage of net assets attributable to common shares will increase because the Trust’s common shareholders bear all of the fees and expenses of the Trust.
(6)	“Other Expenses,” which is based on the Trust’s estimated current expenses, includes costs associated with the Trust’s short sales on securities, including dividend and interest expenses associated with securities sold short. When a cash dividend is declared or interest is payable on a security for which the Trust holds a short position, the Trust incurs the obligation to pay an amount equal to that dividend or interest to the lender of the shorted security. Thus, the estimate for dividend and interest expenses paid is also based on the dividend yields or interest payments of securities that would be sold short as part of anticipated trading practices (which may involve avoiding dividend or interest expenses with respect to certain short sale transactions by closing out the position prior to the underlying issuer’s ex-dividend or ex-interest date). “Other Expenses” also includes the dividend and interest expense that the Trust is expected to incur during the current fiscal year.
(7)	Assumes the use of leverage in the form of borrowings representing 33.33% of the Trust’s total assets (including assets obtained through such borrowing) at an effective annual interest rate cost to the Trust of 1.01%. This variable rate is based on current interest rates under the Trust’s borrowing facilities and is subject to change. The interest rate will increase in rising interest rate environments and, therefore, the actual interest expense borne by Trust shareholders will increase over time in a rising interest rate environment. The Credit Facility has a 365-day revolver and the Margin Facility has a rolling 90-day term. There is no guarantee that the Trust will be able to renew its credit facilities on these or other favorable terms in the future.
(8)	“Other expenses” include acquired fund fees and expenses accounting for less than 0.01% of average net assets.

Financial Highlights

The following Financial Highlights table is intended to help you understand the Trust’s financial performance since inception. The information in the table was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Financial statements for the fiscal year ended December 31, 2013 and the Report of the Independent Registered Accounting Firm thereon appear in the Trust’s Annual Report for the Fiscal Year Ended December 31, 2013 are incorporated by reference into the Statement of Additional Information and available from the Trust upon request. The Trust’s performance has been enhanced by the existence of contractual waivers of fees and expenses, which may not continue into the future.

Selected data for a share outstanding throughout each period is as follows:

	For the Years Ended December 31,
Common Shares Per Share Operating Performance:	2013	2012	2011	2010	2009
Net Asset Value, Beginning of Period	$7.46	$6.94	$7.72	$7.20	$6.51

Income from Investment Operations:
Net investment income	0.63	0.43	0.47	0.59	0.74
Net realized and unrealized gain/(loss)	3.80	0.52	(0.72)	0.56	0.74

Total from investment operations	4.43	0.95	(0.25)	1.15	1.48

Less Distributions Declared to Common Shareholders:
From net investment income	(0.55)	(0.43)	(0.53)	(0.63)	(0.79)

Total distributions declared to common shareholders	(0.55)	(0.43)	(0.53)	(0.63)	(0.79)

Net Asset Value, End of Period	$11.34	$7.46	$6.94	$7.72	$7.20
Market Value, End of Period	$9.42	$6.64	$6.18	$7.58	$6.31
Market Value Total Return(a)	52.03%	14.73%	(12.18)%	30.76%	27.69%

Ratios and Supplemental Data:
Net assets, end of period (in 000’s)	$724,485	$476,263	$443,048	$492,753	$458,764
Common Share Information at End of Period:
Ratios based on average net assets of common shares:
Gross operating expenses (excluding interest expense and commitment fee)(b)	2.22%	2.22%	2.23%	2.13%	2.41%
Interest expense and commitment fee	0.60%	0.92%	0.92%	1.01%	1.49%
Fees and expenses waived	N/A	N/A	N/A	(0.14)%	(0.31)%
Net operating expenses (including interest expense and commitment fee)(b)	2.82%	3.14%	3.15%	3.00%	3.59%
Net investment income	7.01%	6.00%	6.24%	7.92%	11.09%
Ratios based on managed net assets of common shares:
Gross operating expenses (excluding interest and commitment fee expense)(b)	1.56%	1.60%	1.61%	1.70%	1.93%
Interest expense and commitment fee	0.42%	0.66%	0.66%	0.81%	1.19%
Fees and expenses waived	N/A	N/A	N/A	(0.11)%	(0.25)%
Net operating expenses (including interest expense and commitment fee)(b)	1.98%	2.26%	2.27%	2.40%	2.87%
Net investment income	4.91%	4.32%	4.50%	6.34%	8.88%
Portfolio turnover rate	74%	92%	52%	91%	88%

(a)	Based on market value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Trust’s Dividend Reinvestment Plan.
(b)	Includes dividends and expenses on securities sold short.

The following table sets forth additional information regarding the Trust’s credit facility since inception:

Year	Total Amount Outstanding	Asset Coverage per $1,000 of Indebtedness
2006	285,000,000	$3,429
2007	248,000,000	$3,504
2008	141,000,000	$3,562
2009	112,000,000	$5,096
2010	120,000,000	$5,106
2011	173,000,000	$3,561
2012	225,000,000	$3,117
2013	318,500,000	$3,275

Plan of Distribution

We may offer, from time to time, in one or more offerings or series, up to $150,000,000 of our common shares or subscription rights, separately or as units comprising any combination of the foregoing, on the terms to be determined at the time of the offering. The subscription rights offered by means of this prospectus may be convertible or exchangeable into common shares. We may sell the securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale (including agents, underwriters or dealers affiliated with the Investment Adviser). Purchasers may include existing shareholders in a rights offering (or investors who acquire transferable rights from shareholders) and the Investment Adviser’s Shareholder Loyalty Program on behalf of its participants. See “Shareholder Loyalty Program.” In the case of a rights offering, the applicable prospectus supplement will set forth the number of our common shares issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; provided, however, that the price per share at which our common shares are sold, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common shares at the time of the offering except (i) in connection with a rights offering to our existing shareholders, (ii) with the consent of the majority of our common shareholders, or (iii) under such circumstances as the Commission may permit.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions, commissions, structuring fees, distribution assistance payments or other compensation. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act of 1933, and any discounts, commissions or other compensation they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority (“FINRA”) or independent broker-dealer will not be greater than 9% for the sale of any securities being registered.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Any securities sold pursuant to a prospectus supplement may be traded on the New York Stock Exchange (“NYSE”), or another exchange on which the securities are traded.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Underwriters, dealers and agents may sell our shares at a price that is greater than, equal to or less than our net asset value per share so long as we sell our shares in accordance with the 1940 Act.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of shares. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

The Trust’s common shareholders will indirectly bear all of the various expenses incurred in connection with the distribution activities described herein.

Use of Proceeds

Unless otherwise specified in a prospectus supplement, the Trust will invest the net proceeds of any sales of securities in accordance with the Trust’s investment objectives and policies as stated below, or use such proceeds for other general corporate purposes. Assuming current market conditions, the Trust estimates that the net proceeds of the Offering will be substantially invested in accordance with its investment objectives and policies within one to three months of the completion of the Offering. Pending such investment, it is anticipated that the proceeds of the Offering will be invested in short-term debt securities. These temporary investments are expected to provide a lower net return than we hope to achieve from our targeted investments. The Trust does not expect to use any part of the proceeds to repay any of its outstanding debt under the Credit Agreement. Following the completion of an Offering, the Trust may increase the amount of leverage outstanding. See “Use of Leverage.”

The Trust

The Trust is a non-diversified, closed-end management investment company. The Trust was organized as a Delaware statutory trust on March 10, 2006, pursuant to an Agreement and Declaration of Trust governed by the laws of the State of Delaware. The Trust commenced operations on June 29, 2006, following its initial public offering. The Trust’s principal office is located at 200 Crescent Court, Suite 700, Dallas, Texas 75201 and its telephone number is (877) 665-1287.

Investment Objectives and Policies

The Trust’s investment objectives are to provide both current income and capital appreciation. The Trust seeks to achieve its investment objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; and (v) equities. The Investment Adviser will seek to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations and securities. Under normal market conditions, at least 80% of the Trust’s assets are invested in one or more of principal investment categories (i) through (iv). Subject only to this general guideline, the Investment Adviser has broad discretion to allocate the Trust’s assets among these investment categories and to change allocations as conditions warrant. To the extent that the Trust invests in (i) other investment companies, including business development companies, that have a policy of investing at least 80% of their assets in one or more types of credit securities; (ii) REITs that have a policy of investing primarily in debt securities; or (iii) equity securities obtained from a borrower in connection with the restructuring of a loan or bond (either outside of bankruptcy court or in the context of bankruptcy court proceedings), such investments will be considered debt obligations for purposes of the 80% policy. In order to pursue most effectively its opportunistic investment strategy, the Trust will not maintain fixed duration, maturity or credit quality policies. The Trust may invest in debt obligations of any credit quality. The Trust may invest in securities and obligations of domestic issuers and in credit or securities market investments that are either issued by entities domiciled outside of the U.S., or denominated in currencies other than the U.S. dollar, or both (“Non-U.S. Securities”).

Within the categories of obligations and securities in which the Trust invests, the Investment Adviser also employs various trading strategies, including capital structure arbitrage, pair trades and shorting. Capital structure arbitrage is a strategy in which the Trust seeks opportunities created by mispricing in different markets of various instruments issued by one corporation. Pair trades involve matching a long position with a short position in two stocks of different issuers in the same sector, betting that the “spread” between the two will eventually converge. Short selling (also known as shorting or going short) is a strategy in which the Trust sells a security it does not own in anticipation that the market price of that security will decline. See “Portfolio Composition” for further description of these strategies. The Trust may also invest in these categories of obligations and securities through the use of derivatives. There is no limitation on the amount of securities and other instruments rated below investment grade (Ba/BB or lower), which are commonly referred to as “junk securities,” that the Trust may purchase, and under normal circumstances substantially all of the Trust’s investment portfolio are expected to consist of such securities and instruments or securities and other instruments which, if unrated, are considered to be of similar quality. The Trust may invest a significant portion of its assets in issuers that are in default or that present a high risk of default. Junk securities are subject to greater risk of loss of principal and interest and may be less liquid than investment grade securities.

The Trust’s investment objectives may be changed without shareholder approval. There can be no assurance that the Trust’s investment objectives will be achieved.

Investment Strategies

Under normal market conditions, the Trust invests across various markets in which the Investment Adviser holds significant investment experience: primarily the leveraged loan, high yield, structured products, real estate, natural resources and stressed and distressed markets. The Investment Adviser makes investment decisions based on quantitative analysis, which employs sophisticated, data-intensive models to drive the investment process. The Investment Adviser has full discretion regarding the capital markets from which it can access investment opportunities in accordance with the investment limitations set forth in this prospectus.

The Investment Adviser uses trading strategies to seek to exploit pricing inefficiencies across the credit markets, or debt markets, and within an individual issuer’s capital structure. The Investment Adviser varies its investments by strategy, industry, security type and credit market, but reserves the right to re-position its portfolio among these criteria depending on market dynamics, and thus the Trust may experience high portfolio turnover. The Investment Adviser manages interest rate, default, currency and systemic risks through a variety of trading methods and market tools, including derivative hedging instruments, as it deems appropriate. This multi-strategy investment program allows the Investment Adviser to assess what it considers to be the best opportunities across multiple markets and to adjust quickly the Trust’s trading strategies and market focus to changing conditions. The Investment Adviser focuses primarily on the U.S. marketplace, but may pursue opportunities in the non-U.S. credit or securities markets by investing the Trust’s assets in Non-U.S. Securities.

The Investment Adviser may select investments from a wide range of trading strategies and credit markets in order to vary the Trust’s investments and to optimize the risk-reward parameters of the Trust. The Investment Adviser does not intend to invest the Trust’s assets according to pre-determined allocations. The investment team and other personnel of the Investment Adviser use a wide range of resources to identify attractive individual investments and promising investment strategies for consideration in connection with investments by the Trust. The following is a description of the general types of securities in which the Trust may invest. This description is merely a summary, and the Investment Adviser has discretion to cause the Trust to invest in other types of securities and to follow other investment criteria and guidelines as described herein.

The Trust invests and trades in listed and unlisted, public and private, rated and unrated, debt and equity instruments and other obligations, including structured debt and equity instruments and financial derivatives. Investments may include investments in stressed and distressed positions, which may include publicly-traded debt and equity securities (including securities of REITs, BDCs and MLPs), obligations which were privately placed with banks, insurance companies and other lending institutions, trade claims, accounts receivable and any other form of obligation recognized as a claim in a bankruptcy or workout process. The Trust may invest in securities traded in foreign countries and denominated in foreign currencies.

As part of its investment program, the Trust may invest, from time to time, in securities or other instruments that are sold in private placements and that are neither listed on an exchange, nor traded over the counter. The Trust may also receive equity or equity-related securities in connection with a workout transaction or may invest directly in equity securities.

The Trust may employ currency hedges (either in the forward or options markets) in certain circumstances to reduce currency risk and may engage in other derivative transactions for hedging purposes or to enhance total return. The Trust may also lend securities and engage in short sales of securities. The Trust is currently leveraged through the use of a credit facility and may continue to use leverage in the future through borrowings or the issuance of preferred shares. However, the Trust has no present intention to issue preferred shares within the next twelve months. However, it is possible that an attractive preferred shares financing opportunity may arise, which the Trust may consider. In addition, the Trust may invest in the securities of companies whose capital structures are highly leveraged.

From time to time, the Investment Adviser may also invest a portion of the Trust’s assets in short-term U.S. government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations and pooled investment vehicles (for example, money market funds) that invest in these obligations, to enable the Trust to make investments quickly, to serve as collateral with respect to certain of its investments, and for other cash management purposes. A greater percentage of Trust assets may be invested in such obligations if the Investment Adviser believes that a defensive position is appropriate because of the outlook for security prices or in order to respond to adverse market, economic, business or political conditions.

As of December 31, 2013, 6.4% of the Trust’s investment portfolio consisted of unrated securities, 29.1% of the Trust’s investment portfolio consisted of securities rated below investment grade, also known as “junk securities,” 1.3% of the Trust’s investment portfolio consisted of securities of issuers that are in default, 5.3% of the Trust’s investment portfolio consisted of securities rated investment grade, and 59.2% of the Trust’s investment portfolio consisted of equities. A significant portion of the Trust’s unrated securities have credit characteristics substantially equivalent to below investment grade securities.

For a more complete discussion of the Trust’s investment portfolio composition, see “Portfolio Composition” below.

Portfolio Composition

The Trust’s investment portfolio will be composed principally of the following investments. Additional information relating to the Trust’s investment policies and restrictions and the Trust’s investment portfolio investments is contained in the Statement of Additional Information.

Senior Loans. Senior loans hold the most senior position in the capital structure of a business entity, are typically secured with specific collateral and have a claim on the general assets of the borrower that is senior to that held by subordinated debtholders and stockholders of the borrower. The proceeds of senior loans primarily are used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes. Senior loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium. These base lending rates generally are the London Interbank Offered Rate (“LIBOR”), the prime rate offered by one or more major U.S. banks (“Prime Rate”) or the certificate of deposit (“CD”) rate or other base lending rates used by commercial lenders.

Senior loans will generally be supported by liens in the Trust’s favor on all or a portion of the assets of the portfolio company or on assets of affiliates of the portfolio company. Although the Trust may seek to dispose of such collateral in the event of default, it may be delayed in exercising such rights or its rights may be contested by others. In addition, the value of the collateral may deteriorate so that the collateral is insufficient for the Trust to recover its investment in the event of default.

The Trust also may invest in unsecured loans, other floating rate debt securities such as notes, bonds and asset-backed securities (such as securities issued by special purchase funds investing in bank loans), investment grade and below-investment grade fixed income debt obligations and money market instruments, such as commercial paper. The Trust also may purchase obligations issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code.

Loans and other corporate debt obligations are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Trust, a reduction in the value of the investment and a potential decrease in the net asset value of the Trust. Liquidation of any collateral securing a senior loan may not satisfy a borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Trust could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. To the extent that a senior loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of the bankruptcy of a borrower. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of senior loans including, in certain circumstances, invalidating such senior loans or causing interest previously paid to be refunded to the borrower. If interest were required to be refunded, it could negatively affect the Trust’s performance. To the extent a senior loan is subordinated in the capital structure, it will have characteristics similar to other subordinated debtholders, including a greater risk of nonpayment of interest or principal.

Many loans in which the Investment Adviser anticipates the Trust will invest, and the issuers of such loans, may not be rated by a rating agency, will not be registered with the Commission or any state securities commission and will not be listed on any national securities exchange. The amount of public information available with respect to issuers of senior loans will generally be less extensive than that available for issuers of registered or exchange listed securities. In evaluating the creditworthiness of borrowers, the Investment Adviser will consider, and may rely in part, on analyses performed by others. The Investment Adviser does not view ratings as the determinative factor in its investment decisions and relies more upon its credit analysis abilities than upon ratings. Borrowers may have outstanding debt obligations that are rated below investment grade by a rating agency. A high percentage of senior loans held by the Trust may be rated, if at all, below investment grade by independent rating agencies. In the event senior loans are not rated, they are likely to be the equivalent of below investment grade quality. Debt securities which are unsecured and rated below investment grade (i.e., Ba and below by Moody’s Investors Service, Inc. (“Moody’s”) or BB and below by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”)) and comparable unrated bonds, are viewed by the rating agencies as having speculative characteristics and are commonly known as “junk bonds.” A description of the ratings of corporate bonds by Moody’s and S&P is included as Appendix A to the Statement of Additional Information. Because senior loans are senior in a borrower’s capital structure and are often secured by specific collateral, the Investment Adviser believes that senior loans have more favorable loss recovery rates as compared to most other types of below investment grade debt obligations. However, the Trust’s actual loss recovery experience may not be consistent with the Investment Adviser’s prior experience and the Trust’s senior loans may not achieve any specific loss recovery rates.

No active trading market may exist for many senior loans, and some senior loans may be subject to restrictions on resale. The Trust is not limited in the percentage of its assets that may be invested in senior loans and other securities deemed to be illiquid. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value on the disposition of an illiquid senior loan, and cause a material decline in the Trust’s net asset value.

Senior loans generally are arranged through private negotiations between a borrower and a group of financial institutions initially represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents. Generally, however, only one such agent has primary responsibility for ongoing administration of a senior loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the credit agreement which establishes the terms and conditions of the senior loan and the rights of the borrower and the lenders. The agent is also responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.

Credit agreements may provide for the termination of the agent’s status in the event that it fails to act as required under the relevant credit agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment interpositioned between the Trust and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the senior loan of such person and any loan payment held by such person for the benefit of the Trust should not be included in such person’s or entity’s bankruptcy estate. If, however, any such amount were included in such person’s or entity’s bankruptcy estate, the Trust would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Trust could experience a decrease in net asset value.

The Trust’s investments in senior loans may take one of several forms, including acting as one of the group of lenders originating a senior loan, purchasing an assignment of a portion of a senior loan from a third party or acquiring a participation in a senior loan. When the Trust is a member of the originating syndicate for a senior loan, it may share in a fee paid to the syndicate. When the Trust acquires a participation in, or an assignment of, a senior loan, it may pay a fee to, or forego a portion of interest payments from, the lender selling the participation or assignment. The Trust will act as lender, or purchase an assignment or participation, with respect to a senior loan only if the agent is determined by the Investment Adviser to be creditworthy.

When the Trust is one of the original lenders, it will have a direct contractual relationship with the borrower and can enforce compliance by the borrower with terms of the credit agreement. It also may have negotiated rights with respect to any funds acquired by other lenders through setoff. Original lenders also negotiate voting and consent rights under the credit agreement. Actions subject to lender vote or consent generally require the vote or consent of the majority of the holders of some specified percentage of the outstanding principal amount of the senior loan. Certain decisions, such as reducing the interest rate, or extending the maturity of a senior loan, or releasing collateral securing a senior loan, among others, frequently require the unanimous vote or consent of all lenders affected.

When the Trust is a purchaser of an assignment, it typically succeeds to all the rights and obligations under the credit agreement of the assigning lender and becomes a lender under the credit agreement with the same rights and obligations as the assigning lender. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may be more limited than those held by the assigning lender.

The Trust may also invest in participations in senior loans. The rights of the Trust when it acquires a participation are likely to be more limited than the rights of an original lender or an investor who acquired an assignment. Participation by the Trust in a lender’s portion of a senior loan typically means that the Trust has only a contractual relationship with the lender, not with the borrower. This means that the Trust has the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of payments from the borrower.

With a participation, the Trust will have no rights to enforce compliance by the borrower with the terms of the credit agreement or any rights with respect to any funds acquired by other lenders through setoff against the borrower. In addition, the Trust may not directly benefit from the collateral supporting the senior loan because it may be treated as a general creditor of the lender instead of a senior secured creditor of the borrower. As a result, the Trust may be subject to delays, expenses and risks that are greater than those that exist when the Trust is the original lender or holds an assignment. This means the Trust must assume the credit risk of both the borrower and the lender selling the participation. The Trust will consider a purchase of participations only in those situations where the Investment Adviser considers the participating lender to be creditworthy.

In the event of a bankruptcy or insolvency of a borrower, the obligation of the borrower to repay the senior loan may be subject to certain defenses that can be asserted by such borrower against the Trust as a result of improper conduct of the lender selling the participation. A participation in a senior loan will be deemed to be a senior loan for the purposes of the Trust’s investment objectives and policies.

The Trust may have difficulty disposing of assignments and participations. Because there is no liquid market for such securities, the Trust anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market will have an adverse impact on the value of such securities and on the Trust’s ability to dispose of particular assignments or participations when necessary to meet the Trust’s liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for assignments and participations also may make it more difficult for the Trust to assign a value to those securities for purposes of valuing the Trust’s investment portfolio and calculating its net asset value.

Investing in senior loans involves investment risk. Some borrowers default on their senior loan payments. The Trust attempts to manage this credit risk through multiple different investments within the portfolio and ongoing analysis and monitoring of borrowers. The Trust also is subject to market, liquidity, interest rate and other risks. See “Principal Risks of the Trust.”

Loans other than senior loans may not be acceptable collateral under the Trust’s current credit facility or under any future credit facilities, or may require a higher collateral-to-loan ratio, and therefore to the extent the Trust invests in such loans its ability to borrow may be reduced.

Second Lien Loans. Second lien loans are loans made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Second lien loans are second in right of payment to one or more senior loans of the related borrower. Second lien loans typically are secured by a second priority security interest or lien to or on specified collateral securing the borrower’s obligation under the loan and typically have similar protections and rights as senior loans. Second lien loans are not (and by their terms cannot) become subordinate in right of payment to any obligation of the related borrower other than senior loans of such borrower. Second lien loans, like senior loans, typically have adjustable floating rate interest payments. Because second lien loans are second to senior loans, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their subordinated status, second lien loans have many characteristics and risks similar to senior loans discussed above. In addition, second lien loans of below investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of senior loans, the Trust may purchase interests in second lien loans through assignments or participations.

Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. Because second lien loans are second in right of payment to one or more senior loans of the related borrower, they therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are also expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.

The risks associated with second lien loans are higher than the risks of loans with first priority over the collateral. In the event of default on a second lien loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder, resulting in a loss to the Trust.

Other Secured Loans. Secured loans other than senior loans and second lien loans are made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Such secured loans may rank lower in right of payment to one or more senior loans and second lien loans of the borrower. Such secured loans typically are secured by a lower priority security interest or lien to or on specified collateral securing the borrower’s obligation under the loan, and typically have more subordinated protections and rights than senior loans and second lien loans. Secured loans may become subordinated in right of payment to more senior obligations of the borrower issued in the future. Such secured loans may have fixed or adjustable floating rate interest payments. Because such secured loans may rank lower as to right of payment than senior loans and second lien loans of the borrower, they may present a greater degree of investment risk than senior loans and second lien loans but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their more subordinated status, such investments have many characteristics and risks similar to senior loans and second lien loans discussed above. In addition, secured loans of below investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of senior loans and second lien loans, the Trust may purchase interests in other secured loans through assignments or participations. Other secured loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. Because such loans, however, may rank lower in right of payment to senior loans and second lien loans of the borrower, they may be subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to repay the scheduled payments after giving effect to more senior secured obligations of the borrower. Such secured loans are also expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in other secured loans, which would create greater credit risk exposure.

Unsecured Loans. Unsecured loans are loans made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Unsecured loans generally have lower priority in right of payment compared to holders of secured debt of the borrower. Unsecured loans are not secured by a security interest or lien to or on specified collateral securing the borrower’s obligation under the loan. Unsecured loans by their terms may be or may become subordinate in right of payment to other obligations of the borrower, including senior loans, second lien loans and other secured loans. Unsecured loans may have fixed or adjustable floating rate interest payments. Because unsecured loans are subordinate to the secured debt of the borrower, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of non-investment grade quality. Other than their subordinated and unsecured status, such investments have many characteristics and risks similar to senior loans, second lien loans and other secured loans discussed above. In addition, unsecured loans of non-investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of secured loans, the Trust may purchase interests in unsecured loans through assignments or participations.

Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans rank lower in right of payment to any secured obligations of the borrower, they may be subject to the additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to the secured obligations of the borrower. Unsecured loans are also expected to have greater price volatility than secured loans and may be less liquid. There is also a possibility that loan originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.

Mezzanine Debt. The Trust’s assets may include mezzanine loans. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank debt, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower’s capital structure. Mezzanine debt is often used in leveraged buyout and real estate finance transactions. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to their higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally earn a higher return than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. The Trust believes that mezzanine loans offer an alternative investment opportunity based upon their historical returns and resilience during economic downturns.

Investment Grade Securities. The Trust may invest in a wide variety of bonds that are rated or determined by the Investment Adviser to be of investment grade quality of varying maturities issued by U.S. corporations and other business entities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Bonds generally are used by corporations and other issuers to borrow money from investors for a variety of business purposes. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Some investment grade securities, such as zero coupon bonds, do not pay current interest, but are sold at a discount from their face values. Although more creditworthy and generally less risky than non-investment grade securities, investment grade securities are still subject to market and credit risk. Market risk relates to changes in a security’s value as a result of interest rate changes generally. Investment grade securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes. Credit risk relates to the ability of the issuer to make payments of principal and interest. The values of investment grade securities like those of other debt securities may be affected by changes in the credit rating or financial condition of an issuer. Investment grade securities are generally considered medium- and high-quality securities. Some, however, may possess speculative characteristics, and may be more sensitive to economic changes and to changes in the financial condition of issuers. The market prices of investment grade securities in the lowest investment grade categories may fluctuate more than higher-quality securities and may decline significantly in periods of general or regional economic difficulty. Like non-investment grade securities, such investment grade securities in the lowest investment grade categories may be thinly traded, making them difficult to sell promptly at an acceptable price.

Other Fixed Income Securities. The Trust also may purchase unsecured loans, other floating rate or fixed rate debt securities such as notes, bonds and asset-backed securities (such as securities issued by special purpose funds investing in bank loans), investment grade and below investment grade fixed income debt obligations and money market instruments, such as commercial paper. The high yield securities in which the Trust invests are rated Ba or lower by Moody’s or BB or lower by S&P or are unrated but determined by the Investment Adviser to be of comparable quality. Debt securities rated below investment grade are commonly referred to as “junk securities” and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Below investment grade debt securities involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher rated debt securities. The Trust’s fixed-income securities may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment in kind and auction rate features. The Trust may invest in fixed-income securities with a broad range of maturities.

The Trust may invest in zero coupon bonds, deferred interest bonds and bonds or preferred stock on which the interest is payable-in-kind (PIK bonds). To the extent the Trust invests in such instruments, they will not contribute to the Trust’s goal of current income. Zero coupon and deferred interest bonds are debt obligations which are issued at a significant discount from face value. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds provide for a period of delay before the regular payment of interest begins. PIK bonds are debt obligations that provide that the issuer thereof may, at its option, pay interest on such bonds in cash or in the form of additional debt obligations. Such investments may experience greater volatility in market value due to changes in interest rates. The Trust may be required to accrue income on these investments for U.S. federal income tax purposes even though the Trust receives no corresponding interest payment in cash on the investments. As a result, in order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid any U.S. federal income or excise taxes at the Trust level, the Trust may be required to pay out as an income distribution each year an amount greater than the total amount of interest and other income the Trust actually received. The Trust may be required to, among other things, sell securities, including at potentially disadvantageous times or prices, to obtain cash needed for income distributions, and may realize gain or loss from such liquidations. In the event the Trust realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Non-Investment Grade Securities. The Trust may invest a significant portion of its assets in securities rated below investment grade, such as those rated Ba or lower by Moody’s and BB or lower by S&P or securities comparably rated by other rating agencies or in unrated securities determined by the Investment Adviser to be of comparable quality. Securities rated Ba by Moody’s are judged to have speculative elements, their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Securities rated BB by S&P are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Securities rated C are regarded as having extremely poor prospects of ever attaining any real investment standing. Securities rated D are in default and the payment of interest and/or repayment of principal is in arrears. The Trust may purchase securities rated as low as D. When the Investment Adviser believes it to be in the best interests of the Trust’s shareholders, the Trust will reduce its investment in lower grade securities.

Lower grade securities, though generally high-yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The secondary market for lower grade securities may be less liquid than that of higher rated securities. Adverse conditions could make it difficult at times for the Trust to sell certain securities or could result in lower prices than those used in calculating the Trust’s net asset value.

The prices of debt securities generally are inversely related to interest rate changes; however, the price volatility caused by fluctuating interest rates of securities also is inversely related to the coupon of such securities. Accordingly, below investment grade securities may be relatively less sensitive to interest rate changes than higher quality securities of comparable maturity, because of their higher coupon. This higher coupon is what the investor receives in return for bearing greater credit risk. The higher credit risk associated with below investment grade securities potentially can have a greater effect on the value of such securities than may be the case with higher quality issues of comparable maturity, and may cause the value of the Trust’s securities to fluctuate. Distressed debt securities often are priced based on estimated recovery value and are less sensitive to interest rate movement.

Lower grade securities may be particularly susceptible to economic downturns. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

The ratings of Moody’s, S&P and any other rating agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, the Investment Adviser also will independently evaluate these securities and the ability of the issuers of such securities to pay interest and principal. To the extent that the Trust invests in lower grade securities that have not been rated by a rating agency, the Trust’s ability to achieve its investment objectives will be more dependent on the Investment Adviser’s credit analysis than would be the case when the Trust invests in rated securities.

Asset-Backed Securities. The Trust may invest a portion of its assets in asset-backed securities. Asset-backed securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in an underlying pool of assets, or as debt instruments, which are also known as collateralized obligations, and are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws which give debtors the right to setoff certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.

Royalty Securitizations. Companies holding rights to intellectual property may create bankruptcy remote special purpose entities whose underlying assets are royalty license agreements and intellectual property rights related to a product. A significant portion of the Trust’s investments will be related to pharmaceutical royalties that are secured by rights related to one or more drugs. The Trust may, however, invest in royalty streams related to other industries.

Royalty securities may include bonds, loans and equity issued by the special purpose entity. The Investment Adviser believes that the terms of royalty securities that are bonds may be favorable as compared to the broader debt universe, and that the returns are not highly correlated with general credit market events.

In a typical structure in the pharmaceutical industry, a small pharmaceutical company that develops a compound may license the commercial opportunity to a large-cap pharmaceutical company in exchange for payments upon completion of certain milestones (for example, Food and Drug Administration (“FDA”) approval) and a percentage of future product sales. Upon securing the right to receive royalties on product sales, the small pharmaceutical company finances a loan or bond secured by the royalty stream, which is typically non-recourse to either of the pharmaceutical companies.

In addition, a company, the sponsor, may create a wholly owned subsidiary, the issuer, that issues the royalty securities. The sponsor sells, assigns and contributes to the issuer rights under one or more license agreements, including the right to receive royalties and certain other payments from sales of the pharmaceutical or other products. The sponsor also pledges the equity ownership interests in the issuer to the trustee under the indenture related to the notes. In return, the sponsor receives the proceeds of the securities from the issuer. The issuer of the securities grants a security interest in its assets to the trustee and is responsible for the debt service on the notes. An interest reserve account may be established to provide a source for payments should there be a cash flow shortfall for one or more periods. Many structures include a 100% cash flow sweep, which means that the principal is paid down by all cash flows received. Although the notes may have a legal maturity date of up to five to sixteen years from issuance, the expected weighted average maturity of the notes may be significantly shorter because of expected required principal repayments if funds are available.

If the issuer of the loan or bond defaults, any recourse will be limited to the issuer (which is formed for the limited purpose of purchasing and holding the license agreement or related intellectual property) and the collateral. The pharmaceutical or other company sponsoring the special purpose entity will generally not have the obligation to contribute additional equity to the issuer. If the sponsor of the issuer were to become a debtor in a bankruptcy case, a creditor, debtor in possession or trustee could request that the bankruptcy court substantively consolidate the issuer of the royalty security with the sponsor and/or recharacterize the transaction pursuant to which the royalty stream was transferred to the issuer and/or take other actions challenging the transaction. To the extent that these efforts are successful, these actions may adversely impact the securities and the Trust.

Collateralized Loan Obligations and Bond Obligations. The Trust may invest in certain asset-backed securities that are securitizing certain financial assets by issuing securities in the form of negotiable paper that are issued by a financing company (generally called a Special Purpose Vehicle or “SPV”). These securitized assets are, as a rule, corporate financial assets brought into a pool according to specific diversification rules. The SPV is a company founded solely for the purpose of securitizing these claims and its only asset is the diversified asset pool. On this basis, marketable securities are issued which, due to the diversification of the underlying risk, are generally considered to represent a lower level of risk than the original assets taken separately. The redemption of the securities issued by the SPV takes place at maturity out of the cash flow generated by the collected claims.

A collateralized loan obligation (“CLO”) is a structured security issued by an SPV that was created to reapportion the risk and return characteristics of a pool of assets. The assets, typically senior loans, are used as collateral supporting the various debt and equity tranches issued by the SPV. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt (and, to a lesser degree, equity) securities among the several classes of securities issued by a CLO. The Trust may invest in both equity and debt tranches issued by the SPV.

The Trust may also invest in collateralized bond obligations (“CBOs”), which are structured securities backed by a diversified pool of high-yield, public or private fixed income securities. These may be fixed pools or may be “market value” (or managed) pools of collateral. The CBO issues debt securities that are typically separated into tranches representing different degrees of credit quality. The top tranche of securities has the greatest collateralization and pays the lowest interest rate. Lower CBO tranches have a lesser degree of collateralization quality and pay higher interest rates intended to compensate for the attendant risks. The bottom tranche specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid) rather than a fixed interest rate. The return on the lower tranches of CBOs/CLOs is especially sensitive to the rate of defaults in the collateral pool and lower tranches of CBOs/CLOs typically present the highest risk of loss of entire investment and are required to bear losses before the higher tranches. Under normal market conditions, the Trust expects to invest in the lower tranches of CBOs/CLOs, including equity tranches.

Distressed Debt. The Trust is authorized to invest in the securities and other obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments.

Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative. The Trust may invest in securities of a company for purposes of gaining control.

Stressed Debt. The Trust is authorized to invest in securities and other obligations of stressed issuers. Stressed issuers are issuers that are not yet deemed distressed or bankrupt and whose debt securities are trading at a discount to par, but not yet at distressed levels. An example would be an issuer that is in technical default of its credit agreement, or undergoing strategic or operational changes, which results in market pricing uncertainty.

Credit Derivatives. The Trust may engage in credit derivative transactions for hedging or capital appreciation purposes. There are two broad categories of credit derivatives: default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index.

There are currently three basic transactional forms for credit derivatives: swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Investment Adviser is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Trust would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Investment Adviser is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being purchased. There is no limit on the amount of credit derivative transactions that may be entered into by the Trust. The Trust’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Trust purchases a default option on a security, and if no default occurs with respect to the security, the Trust’s loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default option, the Trust’s loss will include both the premium that it paid for the option and the decline in value of the underlying security that the default option protects.

The sections entitled “Derivative Transactions and Risk Management” and “Additional Characteristics and Risks of Derivative Transactions” in the Trust’s Statement of Additional Information contain further information about the characteristics, risks and possible benefits of Derivative Transactions and the Trust’s other policies and limitations (which are not fundamental policies) relating to investment in futures contracts and options. The principal risks relating to the use of futures contracts and other Derivative Transactions are: (i) less than perfect correlation between the prices of the instrument and the market value of the securities in the Trust’s investment portfolio; (ii) possible lack of a liquid secondary market for closing out a position in such instruments; (iii) losses resulting from interest rate or other market movements not anticipated by the Investment Adviser; and (iv) the obligation to meet additional variation margin or other payment requirements, all of which could result in the Trust being in a worse position than if such techniques had not been used.

Credit Default Swaps. The Trust may enter into credit default swap agreements for hedging or capital appreciation purposes. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the “par value” (full notional value) of the reference obligation in exchange for the reference obligation. The Trust may be either the buyer or seller in the transaction. If the Trust is a buyer and no event of default occurs, the Trust loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for a reference obligation that may have little or no value. As a seller, the Trust receives income throughout the term of the contract, which typically is between six months and three years, provided that there is no default event.

Credit default swaps involve greater risks than if the Trust had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. The Trust will enter into swap agreements only with counterparties that are judged by the Investment Adviser to present acceptable credit risk to the Trust. A buyer also will lose its investment and recover nothing should no event of default occur. If an event of default were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. Credit default swaps also involve the risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Trust is contractually obligated to make. When selling protection under a swap, however, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself. In addition, collateral posting requirements are individually negotiated and there is no regulatory requirement that a counterparty post collateral to secure its obligations or a specified amount of cash, depending upon the terms of the swap, under a credit default swap. Furthermore, there is no requirement that a party be informed in advance when a credit default swap agreement is transferred. Accordingly, the Trust may have difficulty identifying the party responsible for payment of its claims. The notional value of credit default swaps with respect to a particular investment is often larger than the total par value of such investment outstanding and, in event of a default, there may be difficulties in making the required deliveries of the reference investments, possibly delaying payments. The market for credit default swaps has become more volatile recently as the creditworthiness of certain counterparties has been questioned and/or downgraded. If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Trust may not receive adequate collateral. There is no readily available market for trading credit default swaps. The Trust generally may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Trust to incur more losses. When the Trust acts as a seller of a credit default swap agreement it is exposed to many of the same risks of leverage described under “Principal Risks of the Trust — Leverage Risk” in this prospectus. If the Trust uses credit default swaps to leverage its portfolio, the Trust will be exposed to additional risks, including the risk that the Trust’s use of leverage will magnify the effect of any losses the Trust incurs since if an event of default occurs the seller must pay the buyer the full notional value of the reference obligation. The Trust will at all times segregate liquid securities or cash in an amount at least equal to the notional amount of the credit default swap due to the buyer if the credit event occurs. Such segregation will ensure that the Trust has assets available to satisfy its obligations and will limit any potential leveraging of the Trust’s portfolio with respect to the transaction. Such segregation will not limit the Trust’s exposure to loss.

The Trust is generally not limited in the amount it may invest in credit default swaps and all other derivatives. The Trust may use derivatives for speculative purposes.

Senior Loan Based Derivatives. The Trust may obtain exposure to senior loans and baskets of senior loans through the use of derivative instruments. The Investment Adviser reserves the right to utilize these instruments and similar instruments that may be available in the future. For example, the Trust may invest in a derivative instrument known as the Loan-Only Credit Default Swap Index (“LCDX”), a tradeable index with 100 equally-weighted underlying single-name long-only credit default swaps (“LCDS”). Each underlying LCDS references an issuer whose loans trade in the secondary leveraged loan market. The Trust can either buy the Index (take on credit exposure) or sell the Index (pass credit exposure to a counterparty). In either case, the Trust is in essence taking a macro view of the market as a whole rather than on a particular issuer. To compensate investors for the change in the value of the Index over time, an upfront payment is made at the time of a trade to account for the change in the present value of the Index since inception. The payment is the difference between par (or 100) and the amount of the purchase price, plus or minus (depending on whether the Trust is a buyer or seller of the Index) accrued interest. Each version of the Index launches with a fixed coupon which the seller of the Index pays quarterly (and the buyer of the Index receives quarterly). The amount of payments received or paid is the coupon times the notional amount. While investing in these types of derivatives will increase the universe of debt securities to which the Trust is exposed, such investments entail risks that are not typically associated with investments in other debt securities. The liquidity of the market for these types of instruments will be subject to liquidity in the secured loan and derivatives markets. The Trust may also be subject to the risk that the counterparty in a derivative transaction will default on its obligations. These transactions generally involve the risk of loss due to unanticipated adverse changes in securities prices, interest rates, the inability to close out a position, imperfect correlation between a position and the desired hedge, uncertainty regarding the tax rules applicable to these transactions and portfolio management constraints on securities subject to such transactions. The potential loss on derivative instruments may be substantially greater than the initial investment therein.

Investments in the Index may involve greater risks than if the Trust had invested in the reference obligation directly. The Trust will not engage in these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Trust.

Credit-Linked Notes. The Trust may invest in credit-linked notes (“CLNs”) for risk management purposes and to vary its portfolio. A CLN is a derivative instrument. It is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). In addition to credit risk of the reference obligations and interest rate risk, the buyer/seller of the CLN is subject to counterparty risk.

Common Stocks. The Trust may acquire an interest in common stocks in various ways, including upon the default of a senior loan secured by such common stock, in a workout or restructuring or by acquiring common stock for investment. The Trust may also acquire warrants or other rights to purchase a borrower’s common stock in connection with the making of a senior loan. Common stocks of a corporation or other entity entitle the holder to a pro rata share of the profits, if any, of the corporation without preference over any other shareholder or class of shareholders, including holders of such entity’s preferred stocks and other senior equity securities. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks. The Trust may invest in preferred stocks. Preferred stocks are equity securities, but they have many characteristics of fixed income securities, such as a fixed dividend payment rate and/or a liquidity preference over the issuer’s common shares. However, because preferred stocks are equity securities, they may be more susceptible to risks traditionally associated with equity investments than the Trust’s fixed income securities.

The market value of preferred stocks may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred stocks, and by actual and anticipated changes in tax laws, such as changes in U.S. federal corporate income tax rates or the dividends-received deduction. Because the claim on an issuer’s earnings represented by traditional preferred stocks may become onerous when interest rates fall below the rate payable on such stocks, the issuer may redeem the stocks. Thus, in declining interest rate environments in particular, the Trust’s holdings of higher rate-paying fixed rate preferred stocks may be reduced and the Trust would be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.

Fixed rate preferred stocks have fixed dividend rates. They can be perpetual, with no mandatory redemption date, or issued with a fixed mandatory redemption date. Certain issues of preferred stock are convertible into other equity securities. Perpetual preferred stocks provide a fixed dividend throughout the life of the issue, with no mandatory retirement provisions, but may be callable. Sinking fund preferred stocks provide for the redemption of a portion of the issue on a regularly scheduled basis with, in most cases, the entire issue being retired at a future date. The value of fixed rate preferred stocks can be expected to vary inversely with interest rates.

Adjustable rate preferred stocks have a variable dividend rate which is determined periodically, typically quarterly, according to a formula based on a specified premium or discount to the yield on particular U.S. Treasury securities, typically the highest base-rate yield of one of three U.S. Treasury securities: the 90-day Treasury bill; the 10-year Treasury note; and either the 20-year or 30-year Treasury bond or other index. The premium or discount to be added to or subtracted from this base-rate yield is fixed at the time of issuance and cannot be changed without the approval of the holders of the adjustable rate preferred stock. Some adjustable rate preferred stocks have a maximum and a minimum rate and in some cases are convertible into common stocks.

Auction rate preferred stocks pay dividends that adjust based on periodic auctions. Such preferred stocks are similar to short-term corporate money market instruments in that an auction rate preferred stockholder has the opportunity to sell the preferred stock at par in an auction, normally conducted at least every 49 days, through which buyers set the dividend rate in a bidding process for the next period. The dividend rate set in the auction depends on market conditions and the credit quality of the particular issuer. Typically, the auction rate preferred stock’s dividend rate is limited to a specified maximum percentage of an external commercial paper index as of the auction date. Further, the terms of the auction rate preferred stocks generally provide that they are redeemable by the issuer at certain times or under certain conditions. In early 2008, auction rate preferred stocks became subject to numerous “failed” auctions, causing securities previously thought to be liquid to become illiquid. It is not known when, if ever, these auction markets will begin to function again. Special tax considerations may apply to the Trust’s investments in preferred stock. See “Taxation” below.

Convertible Securities. The Trust’s investment in fixed income securities may include convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities.

The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Depending on the relationship of the conversion price to the market value of the underlying securities, convertible securities may trade more like equity securities than debt instruments.

Money Market Instruments. The Trust may invest in money market instruments, which include short-term U.S. government securities, U.S. dollar-denominated, high quality commercial paper (unsecured promissory notes issued by corporations to finance their short-term credit needs), certificates of deposit, bankers’ acceptances and repurchase agreements relating to any of the foregoing, and pooled investment vehicles (for example, money market funds) that invest in these obligations. U.S. government securities include Treasury notes, bonds and bills, which are direct obligations of the U.S. government backed by the full faith and credit of the U.S. and securities issued by agencies and instrumentalities of the U.S. government, which may be guaranteed by the U.S. Treasury, may be supported by the issuer’s right to borrow from the U.S. Treasury or may be backed only by the credit of the federal agency or instrumentality itself.

U.S. Government Securities. U.S. government securities in which the Trust invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association (GNMA), General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation (FHLMC), Federal

National Mortgage Association (FNMA), Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the U.S. government. Others are supported by (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations; or (iii) only the credit of the issuer. The U.S. government may not in the future continue to provide financial support to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. To the extent the Trust invests in U.S. Government securities that are not backed by the full faith and credit of the U.S. Treasury, such investments may involve a greater risk of loss of principal and interest since the Trust must look principally or solely to the issuing or guaranteeing agency or instrumentality for repayment.

Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain of these participations is limited and therefore may be regarded as illiquid.

In September 2008, the U.S. Treasury Department placed FNMA and FHLMC into conservatorship. The companies remain in conservatorship, and the effect that this conservatorship will have on the companies’ debt and equity securities is unclear. Although the U.S. government has recently provided financial support to FNMA and FHLMC, there can be no assurance that it will support these or other government-sponsored enterprises in the future. In addition, any such government support may benefit the holders of only certain classes of an issuer’s securities.

Other Investment Companies. Although not a principal investment strategy of the Trust, the Trust may invest in the securities of other investment companies, which can include open-end funds, closed-end funds, unit investment trusts and business development companies to the extent that such investments are consistent with the Trust’s investment objectives and principal investment strategies and permissible under the Investment Company Act. The Trust does not consider investments in other investment companies for purposes of satisfying its 80% asset test described under “Investment Objectives and Policies.” Under one provision of the Investment Company Act, the Trust may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Trust’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Trust or (iii) more than 5% of the Trust’s total assets would be invested in any one investment company. Other provisions of the Investment Company Act are less restrictive, provided that the Trust is able to meet certain conditions. These limitations do not apply to the acquisition of shares of any investment company in connection with a merger, consolidation, reorganization or acquisition of substantially all of the assets of another investment company.

The Trust, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Trust.

Exchange Traded Funds. Although not a principal investment strategy of the Trust, subject to the limitations on investment in other investment companies, the Trust may invest in exchange traded funds (“ETFs”). ETFs, such as SPDRs, NASDAQ 100 Index Trading Stock (QQQs), iShares and various country index funds, are funds whose shares are traded on a national securities exchange or the National Association of Securities Dealers’ Automatic Quotation System (NASDAQ). ETFs may be based on underlying equity or fixed income securities. SPDRs, for example, seek to provide investment results that generally correspond to the performance of the component common stocks of the S&P 500. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. An ETF’s investment objective may not be achieved. ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index and for these and other reasons the returns of an ETF may diverge significantly from the index which it is designated to track. ETFs are subject to the risks of investing in the underlying securities. The Trust, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Trust’s own operations.

Master Limited Partnerships. The Trust may invest in MLPs. MLPs typically are characterized as “publicly traded partnerships” that qualify to be treated as partnerships for U.S. federal income tax purposes and are principally engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities, such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products. The Trust’s MLP investments include investments that offer economic exposure to public MLPs in the form of common or subordinated units issued by MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, debt securities of MLPs, and securities that are derivatives of interests in MLPs, including I-Shares, and derivative instruments in which the Trust may invest that have economic characteristics of MLP securities.

Real Estate Investment Trusts. The Trust may invest in real estate investment trusts (“REITs”). REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. REITs are not taxed on income distributed to shareholders provided they comply with the applicable requirements of the Code. The Trust will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to the expenses paid by the Trust. Debt securities issued by REITs are, for the most part, general and unsecured obligations and are subject to risks associated with REITs.

The Trust seeks to gain exposure to the real estate markets, in whole or in part, through the Subsidiary. The Subsidiary has elected to be taxed as a REIT. The Subsidiary is generally subject to the same investment policies and restrictions of the Trust. As of December 31, 2013, the Subsidiary accounted for approximately 5.93% of the Trust’s net assets. The Investment Adviser does not charge an additional fee on assets held in the Subsidiary.

Structured Investments. The Trust may invest a portion of its assets in interests in entities organized and operated solely for the purpose of restructuring the investment characteristics of securities. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or a trust, of specified instruments and the issuance by that entity of one or more classes of securities (“Structured Investments”) backed by, or representing interests in the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued Structured Investments to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to Structured Investments is dependent on the extent of the cash flow on the underlying instruments. Because Structured Investments of the type in which the Trust anticipates it will invest typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments.

The Trust is permitted to invest in a class of Structured Investments that is either subordinated or not subordinated to the right of payment of another class. Subordinated Structured Investments typically have higher yields and present greater risks than unsubordinated Structured Investments.

Certain issuers of Structured Investments may be deemed to be “investment companies” as defined in the Investment Company Act. As a result, the Trust’s investment in these Structured Investments may be limited by the restrictions contained in the Investment Company Act. Structured Investments are typically sold in private placement transaction, and there currently is no active trading market for Structured Investments.

Zero Coupon Securities. The securities in which the Trust invests may include zero coupon securities, which are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon securities do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service, but generally require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than securities that make regular payments of interest. The Trust is generally required to accrue income on these investments for U.S. federal income tax purposes even though the Trust receives no corresponding interest payment in cash on the investments. As a result, in order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid any U.S. federal income or excise taxes at the Trust level, the Trust may be required to pay out as an income distribution each year an amount greater than the total amount of interest or other income the Trust actually received. The Trust may be required to, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions, and may realize gain or loss from such liquidations. In the event the Trust realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Deferred Payment Obligations. Deferred payment securities are securities that remain zero coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. Deferred payment securities are subject to greater fluctuations in value and may have lesser liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods. Because, during the period before interest payments begin on deferred payment securities, the Trust will not receive cash payments on a current basis in respect of income it is required to accrue on these securities for U.S. federal income tax purposes, the Trust may be required to pay out as an income distribution each year an amount greater than the total amount of interest and other income the Trust actually received, in order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid any U.S. federal income or excise taxes at the Trust level. The Trust may be required to, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions, and may realize gain or loss from such liquidations. In the event the Trust realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Derivative Transactions. In addition to the credit and senior loan based derivatives discussed above the Trust may, but is not required to, use various Derivative Transactions described below to earn income, facilitate portfolio management and mitigate risks. Such Derivative Transactions are generally accepted under modern portfolio management theory and are regularly used by many mutual funds and other institutional investors. Although the Investment Adviser seeks to use the practices to further the Trust’s investment objectives, no assurance can be given that these practices will achieve this result. With changes in the market or the Investment Adviser’s strategy, it is possible that these instruments may be a more significant part of the Trust’s investment approach in the future.

The Trust may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed-income and interest rate indices, and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures or credit transactions and credit default swaps. The Trust also may purchase derivative instruments that combine features of these instruments. The Trust generally seeks to use Derivative Transactions as a portfolio management or hedging technique to seek to protect against possible adverse changes in the market value of senior loans or other securities held in or to be purchased for the Trust’s investment portfolio, protect the value of the Trust’s investment portfolio, facilitate the sale of certain securities for investment purposes, manage the effective interest rate exposure of the Trust, protect against changes in currency exchange rates, manage the effective maturity or duration of the Trust’s investment portfolio, or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities.

Derivative Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to use Derivative Transactions successfully depends on the Investment Adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of Derivative Transactions may result in losses greater than if they had not been used, may require the Trust to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Trust can realize on an investment, or may cause the Trust to hold a security that it might otherwise sell. The use of currency transactions can result in the Trust incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Trust to deliver or receive a specified currency. Additionally, amounts paid by the Trust as premiums and cash or other assets held in margin accounts with respect to Derivative Transactions are not otherwise available to the Trust for investment purposes. In addition, the Trust’s Derivative Transactions are generally subject to numerous special and complex tax rules. Because the tax rules applicable to such transactions may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the Trust has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid Trust-level U.S. federal income or excise taxes. Therefore, the Trust’s investments in derivative instruments may be limited by these or other U.S. federal income tax considerations.

Recently enacted legislation provides for new regulation of certain portions of the derivatives market, including clearing, margin, reporting, recordkeeping, and registration requirements. Because the legislation leaves much to rule making, its ultimate impact remains unclear. New regulations could, among other things, restrict the Trust’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Trust) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), and the Trust may be unable to execute its investment strategy as a result.

A more complete discussion of Derivative Transactions and their risks is contained in the Statement of Additional Information.

Other Derivatives; Future Developments. The above discussion relates to the Trust’s proposed use of certain types of derivatives currently available. However, the Trust is not limited to the transactions described above. In addition, the relevant markets and related regulations are constantly changing and, in the future, the Trust may use derivatives not currently available or widely in use.

Swaps. Swap contracts may be purchased or sold to obtain investment exposure and/or to hedge against fluctuations in securities prices, currencies, interest rates or market conditions, to change the duration of the overall portfolio or to mitigate default risk. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) on different currencies, securities, baskets of currencies or securities, indices or other instruments, which returns are calculated with respect to a “notional value,” i.e., the designated reference amount of exposure to the underlying instruments. The Trust intends to enter into swaps primarily on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only the net amount of the two payments. If the other party to a swap contract entered into on net basis defaults, the Trust’s risk of loss will consist of the net amount of payments that the Trust is contractually entitled to receive. The net amount of the excess, if any, of the

Trust’s obligations over its entitlements will be maintained in a segregated account by the Trust’s custodian. The Trust will not enter into a swap agreement unless the claims-paying ability of the other party thereto is considered to be an acceptable credit risk to the Trust by the Investment Adviser. If there is a default by the other party to such a transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction. Swap instruments are not exchange-listed securities and may be traded only in the over-the-counter market.

Interest Rate Swaps. Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). The Trust may use interest rate swaps for risk management purposes and as a speculative investment.

Total Return Swaps. Total return swaps are contracts in which one party agrees to make payments of the total return from the designated underlying asset(s), which may include securities, baskets of securities, or securities indices, during the specified period, in return for receiving payments equal to a fixed or floating rate of interest or the total return from the other designated underlying asset(s). The Trust may use total return swaps for risk management purposes and as a speculative investment.

Currency Swaps. Currency swaps involve the exchange of the two parties’ respective commitments to pay or receive fluctuations with respect to a notional amount of two different currencies (e.g., an exchange of payments with respect to fluctuations in the value of the U.S. dollar relative to the Japanese yen). The Trust may enter into currency swap contracts and baskets thereof for risk management purposes and as a speculative investment.

Short Sales. The Trust may attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Investment Adviser believes possess volatility characteristics similar to those being hedged. In addition, the Trust intends to use short sales for non-hedging purposes to pursue its investment objectives. Subject to the requirements of the Investment Company Act and the Code, the Trust will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Trust exceeds 25% of the value of its total assets. The Trust may make short sales “against the box” (as described below) without respect to such limitations.

A short sale is a transaction in which the Trust sells a security it does not own in anticipation that the market price of that security will decline. When the Trust makes a short sale, it must borrow the security sold short from a broker-dealer and deliver it to the buyer upon conclusion of the sale. The Trust may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Trust’s obligation to replace the borrowed security will be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Trust will also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Trust on such security, the Trust may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Trust replaces the borrowed security, the Trust will incur a loss; conversely, if the price declines, the Trust will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Trust’s gain is limited to the price at which it sold the security short, its potential loss is unlimited.

The Trust may also sell a security short if it owns at least an equal amount of the security sold short or another security convertible or exchangeable for an equal amount of the security sold short without payment of further compensation (a short sale against the box). In a short sale against the box, the short seller is exposed to the risk of being forced to deliver stocks that it holds to close the position if the borrowed stock is called in by the lender, which would cause gain or loss to be recognized on the delivered stock. The Trust expects normally to close its short sales against the box by delivering newly acquired stock.

Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. Short-selling exposes the Trust to unlimited risk with respect to that security due to the lack of an upper limit on the price to which an instrument can rise. Although the Trust reserves the right to utilize short sales, and currently intends to utilize short sales, the Investment Adviser is under no obligation to utilize short sales at all. Special tax considerations will apply to the Trust’s short sales. See “Taxation” below.

Capital Structure Arbitrage. Capital structure arbitrage typically involves establishing long and short positions in securities (or their derivatives) at different tiers within an issuer’s capital structure in ratios designed to maintain a generally neutral overall exposure to the issuer while exploiting a pricing inefficiency. Some issuers may also have more than one class of shares or an equivalent vehicle that trades in a different market (e.g., European equities and their American Depository Receipt counterparts). This strategy seeks to profit from the disparity in prices between the various related securities in anticipation that over time all tiers and classes will become more efficiently priced relative to one another.

Pair Trades. Pair trades involve the establishment of a long position in one security and a short position in another security at the same time. A pair trade attempts to minimize the effect of larger market trends and emphasizes the performance of one security relative to another.

Repurchase Agreements. The Trust may invest up to 33 1/3% of its assets in repurchase agreements. It may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are loans or arrangements under which the Trust purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the Trust’s purchase price, with the difference being income to the Trust. Under the direction of the Board, the Investment Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the Trust. The counterparty’s obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Collateral is held by the Trust’s custodian in a segregated, safekeeping account for the benefit of the Trust. Repurchase agreements afford the Trust an opportunity to earn income on temporarily available cash at relatively low risk. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the Trust may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the Trust has not perfected a security interest in the security, the Trust may be required to return the security to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Trust would be at risk of losing some or all of the principal and interest involved in the transaction.

Reverse Repurchase Agreements. A reverse repurchase agreement is an investment technique under which the Trust sells an underlying debt security and simultaneously obtains the commitment of the purchaser (generally, a commercial bank or a broker or dealer) to sell the security back to the Trust at an agreed upon price on an agreed upon date. The repurchase price is generally higher than the Trust’s sale price. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Trust’s ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Trust under a reverse repurchase agreement could decline below the price at which the Trust is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Trust and as such would be subject to any restrictions on borrowing.

Reverse repurchase agreements are also generally subject to earmarking and coverage requirements, with the result that the Trust will designate on its books and records on an ongoing basis cash, U.S. government securities, or other liquid securities in an amount at least equal to the Trust’s obligations under the reverse repurchase agreement.

Restricted and Illiquid Securities. Certain of the Trust’s investments may be illiquid. Illiquid securities are subject to legal or contractual restrictions on disposition or lack an established secondary trading market. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

Pay-in-kind (PIK) Securities. PIK securities are securities which pay interest through the issuance of additional debt or equity securities. Similar to zero coupon obligations, PIK securities also carry additional risk as holders of these types of securities realize no cash until the cash payment date unless a portion of such securities is sold. If the issuer defaults, the Trust may obtain no return at all on its investment. The market price of PIK securities is affected by interest rate changes to a greater extent, and therefore tends to be more volatile, than that of securities which pay interest in cash. Additionally, the Trust may be required to accrue income on certain PIK securities for U.S. federal income tax purposes even though the Trust receives no corresponding interest payment in cash on the investments. As a result, in order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid any U.S. federal income or excise taxes at the Trust level, the Trust may be required to pay out as an income distribution each year an amount greater than the total amount of interest or other income the Trust actually received. The Trust may be required to, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions, and may realize gain or loss from such liquidations. In the event the Trust realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

When-Issued, Delayed-Delivery and Forward Commitment Purchases. The Trust may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to offset against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Trust will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Trust disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Trust enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Trust. There is always a risk that the securities may not be delivered and that the Trust may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Trust as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Lending of Assets. Under the Trust’s current securities lending agreement, the Trust may lend up to 33 1/3% of its portfolio securities to financial institutions on an approved list of borrowers. The agreement requires that the loans be secured continuously by collateral maintained on a current basis at an amount at least equal to the market value of the securities loaned. The Trust generally accepts cash (U.S. and foreign currency), securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, or sovereign debt as collateral for these lending transactions, although in the future may accept other types of collateral. The Trust continues to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned as well as the benefit of an increase and the detriment of any decrease in the market value of the securities loaned and would also receive compensation based on investment of the collateral. The Trust would not, however, have the right to vote any securities having voting rights during the existence of the loan, but would have the right to call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment (although it may not always be able to call the loan in time to vote or consent, or may choose not to for various reasons).

As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. In addition, any income or gains and losses from investing and reinvesting any cash collateral delivered by a borrower pursuant to a loan are generally at the Trust’s risk, and to the extent any such losses reduce the amount of cash below the amount required to be returned to the borrower upon the termination of any loan, the Trust may be required to pay or cause to be paid to such borrower or another entity an amount equal to such shortfall in cash.

Non-U.S. Securities. The Trust may invest without limit in Non-U.S. Securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies or multinational currency units. The Trust may invest in Non-U.S. Securities of so-called emerging market issuers. The Trust does not currently expect to invest more than 15%, but may invest up to 20%, of its assets in emerging market issuers. For purposes of the Trust, a company is deemed to be a non-U.S. company if it meets any of the following tests: (i) such company was not organized in the United States; (ii) such company’s primary business office is not in the United States; (iii) the principal trading market for such company’s securities is not located in the United States; (iv) less than 50% of such company’s assets are located in the United States; or (v) 50% or more of such issuer’s revenues are derived from outside the United States. Non-U.S. securities markets generally are not as developed or efficient as those in the United States. Securities of some non-U.S. issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most non-U.S. securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. In addition, certain investments in Non-U.S. Securities may be subject to foreign withholding taxes on interest, dividends, capital gains or other income. Those taxes will reduce the Trust’s yield on any such securities. See “Taxation” below.

Because evidences of ownership of such securities usually are held outside the United States, the Trust would be subject to additional risks if it invested in Non-U.S. Securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the Non-U.S. Securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.

Since Non-U.S. Securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

Options. An option on a security is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or “strike” price. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security. Certain options, known as “American style” options, may be exercised at any time during the term of the option. Other options, known as “European style” options, may be exercised only on the expiration date of the option.

If an option written by the Trust expires unexercised, the Trust realizes on the expiration date a capital gain equal to the premium received by the Trust at the time the option was written. If an option purchased by the Trust expires unexercised, the Trust realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, underlying security, exercise price and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when or at the price the Trust desires. The Trust may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option when purchased. The Trust will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Trust will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Trust will realize a capital gain or, if it is less, the Trust will realize a capital loss.

Futures Contracts and Options on Futures Contracts. The sale of a futures contract creates an obligation by the Trust, as seller, to deliver the specific type of financial instrument called for in the contract at a specified future time for a specified price. Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

At the time a futures contract is purchased or sold, the Trust must allocate cash or securities as a deposit payment (“initial margin”). It is expected that the initial margin that the Trust will pay may range from approximately 1% to approximately 5% of the value of the securities or commodities underlying the contract. In certain circumstances, however, such as periods of high volatility, the Trust may be required by an exchange to increase the level of its initial margin payment. Additionally, initial margin requirements may be increased generally in the future by regulatory action. An outstanding futures contract is valued daily and the payment in case of “variation margin” may be required, a process known as “marking to the market.” Transactions in listed options and futures are usually settled by entering into an offsetting transaction, and are subject to the risk that the position may not be able to be closed if no offsetting transaction can be arranged.

Forward Foreign Currency Contracts. The Trust may enter into forward currency contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or another foreign currency. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the forward currency contract agreed upon by the parties, at a price set at the time the forward currency contract is entered into. Forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.

Short-Term Debt Securities; Temporary Defensive Position; Invest-Up Period. During the period in which the net proceeds of this offering of common shares are being invested, during periods of adverse market conditions, during periods in which the Investment Adviser determines that it is temporarily unable to follow the Trust’s investment strategy or that it would not be in the best interest of the Trust to do so or pending reinvestment of proceeds received in connection with the sale of a portfolio security or the issuance of additional securities or borrowing money by the Trust, all or any portion of the Trust’s assets may be invested in cash or cash equivalents. The Investment Adviser’s determination that it is temporarily unable to follow the Trust’s investment strategy or that it is impractical to do so will generally occur only in situations in which a market disruption event has occurred and where trading in the securities selected through application of the Trust’s investment strategy is extremely limited or absent. In such a case, the market price of the Trust’s securities may be adversely affected, and the Trust may not pursue or achieve its investment objectives.

Use of Leverage

As provided in the Investment Company Act and subject to certain exceptions, the Trust may issue debt or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding.

Thus, the Trust may use leverage in the form of borrowings in an amount up to 33 1/3% of the Trust’s total assets (including the proceeds of such leverage) and may use leverage in the form of preferred shares in an amount up to 50% of the Trust’s total assets (including the proceeds of such leverage). The total leverage of the Trust is currently expected to range between 25% and 30% of the Trust’s total assets. The Trust seeks a leverage ratio, based on a variety of factors including market conditions and the Investment Adviser’s market outlook, for which the rate of return, net of applicable Trust expenses, on the Trust’s investment portfolio investments purchased with leverage exceeds the costs associated with such leverage.

The Trust, as of December 31, 2013, is leveraged through borrowings from a secured revolving credit facility with a total commitment of $150,000,000, and from a margin facility with a total commitment of $175,000,000. As of December 31, 2013, the Trust has drawn $145,000,000 on the credit facility, and $173,500,000 of the margin facility. The Trust’s asset coverage ratio as of December 31, 2013 was 327.5%. See “Principal Risks of the Trust — Leverage Risk” for a brief description of the Trust’s Credit Agreement with State Street.

Following the completion of an Offering, the Trust may increase the amount of leverage outstanding. The Trust may engage in additional borrowings or issue preferred shares in order to maintain the Trust’s desired leverage ratio. However, the Trust has no present intention to issue preferred shares within the next twelve months. However, it is possible that an attractive preferred shares financing opportunity may arise, which the Trust may consider. Leverage creates a greater risk of loss, as well as a potential for more gain, for the common shares than if leverage were not used. Interest on borrowings (or dividends on preferred shares) may be at a fixed or floating rate and generally will be based on short-term rates. The costs associated with the Trust’s use of leverage, including the issuance of such leverage and the payment of dividends or interest on such leverage, will be borne entirely by the holders of common shares. As long as the rate of return, net of applicable Trust expenses, on the Trust’s investment portfolio investments purchased with leverage exceeds the costs associated with such leverage, the Trust will generate more return or income than will be needed to pay such costs. In this event, the excess will be available to pay higher dividends to holders of common shares. Conversely, if the Trust’s return on such assets is less than the cost of leverage and other Trust expenses, the return to the holders of the common shares will diminish. To the extent that the Trust uses leverage, the net asset value and market price of the common shares and the yield to holders of common shares will be more volatile. The Trust’s leveraging strategy may not be successful. See “Principal Risks of the Trust — Leverage Risk.”

Assuming the utilization of leverage in the amount of 30% of the Trust’s total assets (assuming $175,000,000 drawn on the margin facility and $145,000,000 drawn on the secured revolving credit facility) and an annual interest rate of 1.01% payable on such leverage based on market rates as of December 31, 2013, the additional income that the Trust must earn (net of expenses) in order to cover such leverage is 0.45% of NAV. Actual costs of leverage may be higher or lower than that assumed in the previous example.

The following table is designed to illustrate the effect on the return to a holder of the Trust’s common shares of leverage in the amount of approximately 30% of the Trust’s total assets, assuming hypothetical annual returns of the Trust’s investment portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to holders of common shares when portfolio return is positive and greater than the cost of leverage and decreases the return when the portfolio return is negative or less than the cost of leverage. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed return on portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder	-14.7%	-7.6%	-0.4%	6.7%	13.9%

Principal Risks of the Trust

The following is a description of the principal risks associated with an investment in the Trust’s common shares. Given the risks described below, an investment in the common shares of the Trust may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in common shares of the Trust.

INVESTMENT AND MARKET DISCOUNT RISK

An investment in the Trust’s common shares is subject to investment risk, including the possible loss of the entire amount that you invest. As with any stock, the price of the Trust’s shares fluctuates with market conditions and other factors. If common shares are sold, the price received may be more or less than the original investment. Shares of closed-end management investment companies frequently trade at a discount to their net asset value. The Trust’s shares may trade at a price that is less than the offering price. This risk may be greater for investors who sell their shares in a relatively short period of time after completion of the offering. Common shares are designed for long-term investors and should not be treated as trading vehicles.

INTEREST RATE RISK

Interest rate risk is the risk that debt securities, and the Trust’s net assets, may decline in value because of changes in interest rates. Generally, debt securities will decrease in value when interest rates rise and increase in value when interest rates decline. This means that the net asset value of the common shares will fluctuate with interest rate changes and the corresponding changes in the value of the Trust’s debt security holdings.

PREPAYMENT RISK

If interest rates fall, the principal on bonds and loans held by the Trust may be paid earlier than expected. If this happens, the proceeds from a prepaid security may be reinvested by the Trust in securities bearing lower interest rates, resulting in a possible decline in the Trust’s income and distributions to shareholders. The Trust may invest in pools of mortgages or other assets issued or guaranteed by private issuers or U.S. government agencies and instrumentalities. Mortgage-related securities are especially sensitive to prepayment risk because borrowers often refinance their mortgages when interest rates decline.

RISKS OF INVESTING IN HIGH-YIELD SECURITIES

A substantial portion of the Trust’s investments will consist of investments that may generally be characterized as “high-yield securities” or “junk securities,” and the Trust may invest without limit in such securities. Such securities are typically rated below investment grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment grade, and have greater credit and liquidity risk than more highly rated obligations. High-yield securities are generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high-yield securities reflects a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the issuer to make payment of principal and interest. Many issuers of high-yield securities are highly leveraged, and their relatively high debt to equity ratios create increased risks that their operations might not generate sufficient cash flow to service their obligations. Overall declines in the high-yield bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their obligations at maturity.

High-yield securities are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High-yield securities that are debt instruments have historically experienced greater default rates than has been the case for investment grade securities. The Trust may also invest in equity securities issued by entities whose obligations are unrated or are rated below investment grade.

The Trust is authorized to invest in obligations of issuers that are generally trading at significantly higher yields than had been historically typical of the applicable issuer’s obligations. Such investments may include debt obligations that have a heightened probability of being in covenant or payment default in the future. Such investments generally are considered highly speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted security for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or highly speculative.

High-yield securities purchased by the Trust are subject to certain additional risks to the extent that such obligations may be unsecured and subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such obligations purchased by the Trust may not be protected by financial covenants or limitations upon additional indebtedness and are unlikely to be secured by collateral.

ILLIQUIDITY OF INVESTMENTS

The investments made by the Trust may be very illiquid, and consequently, the Trust may not be able to sell such investments at prices that reflect the Investment Adviser’s assessment of their fair value or the amount paid for such investments by the Trust. An inability to sell a portfolio position can adversely affect the Trust’s value or prevent the Trust from being able to take advantage of other investment opportunities. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale by the Trust and other factors. Furthermore, the nature of the Trust’s investments, especially those in financially stressed and distressed companies, may require a long holding period prior to being able to determine whether the investment will be profitable or not. There is no limit on the amount of the Trust’s investment portfolio that can be invested in illiquid securities.

RISKS OF INVESTING IN SENIOR LOANS

Senior loans, such as bank loans, are typically at the most senior level of the capital structure, and are sometimes secured by specific collateral, including, but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the obligor or its affiliates. A portion of the Trust’s investments may consist of loans and participations therein originated by banks and other financial institutions, typically referred to as “bank loans.” The Trust’s investments may include loans of a type generally incurred by borrowers in connection with highly leveraged transactions, often to finance internal growth, acquisitions, mergers or stock purchases, or for other reasons. As a result of the additional debt incurred by the borrower in the course of the transaction, the borrower’s creditworthiness is often judged by the rating agencies to be below investment grade. Such loans are typically private corporate loans negotiated by one or more commercial banks or financial institutions and syndicated among a group of commercial banks and financial institutions. In order to induce the lenders to extend credit and to offer a favorable interest rate, the borrower often provides the lenders with extensive information about its business that is not generally available to the public. To the extent the Trust receives material non-public information, it may be prohibited from trading in certain securities, even when it might otherwise be beneficial to do so.

Bank loans often, but not always, contain restrictive covenants designed to limit the activities of the borrower in an effort to protect the right of lenders to receive timely payments of principal and interest. Such covenants may include restrictions on distribution payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Bank loans usually have shorter terms than subordinated obligations and may require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities. The bank loans and other debt obligations to be acquired by the Trust are likely to be below investment grade.

The Trust may acquire interests in bank loans and other debt obligations either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution, and, in any event, the Trust may not be able unilaterally to enforce all rights and remedies under the loan and any associated collateral. A participation interest in a portion of a debt obligation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Trust generally will have no right to enforce compliance by the borrower with the terms of the loan agreement or any rights of setoff against the borrower, and the Trust may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Trust will be exposed to the credit risk of both the borrower and the institution selling the participation.

Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes increase, new bank loans frequently adopt standardized documentation to facilitate loan trading, which the Investment Adviser believes should improve market liquidity. Future levels of supply and demand in bank loan trading may not provide an adequate degree of liquidity and the current level of liquidity may not continue. Because of the provision to holders of such loans of confidential information relating to the borrower, the unique and customized nature of the loan agreement, the limited universe of eligible purchasers and the private syndication of the loan, bank loans are not as easily purchased or sold as a publicly-traded security.

LEGISLATION RISK

To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of senior loan interests for investment by the Trust may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of senior loan interests relating to highly leveraged transactions or subject such senior loan interests to increased regulatory scrutiny, such financial institutions may determine to sell senior loan interests in a manner that results in a price that, in the opinion of the Investment Adviser, is not indicative of fair value. Were the Trust to attempt to sell a senior loan interest at a time when a financial institution was engaging in such a sale with respect to the senior loan interest, the price at which the Trust could consummate such a sale might be adversely affected.

SECOND LIEN LOANS RISK

Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. However, second lien loans are second in right of payment to senior loans and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.

OTHER SECURED LOANS RISK

Secured loans other than senior loans and second lien loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. However, such loans may rank lower in right of payment than any outstanding senior loans and second lien loans of the borrower and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the higher-ranking secured obligations of the borrower. Lower-ranking secured loans are expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in lower-ranking secured loans, which would create greater credit risk exposure.

UNSECURED LOANS RISK

Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans have lower priority in right of payment to any higher ranking obligations of the borrower and are not backed by a security interest in any specific collateral, they are subject to additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower. Unsecured loans are expected to have greater price volatility than senior loans, second lien loans and other secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.

Loans other than senior loans may not be acceptable collateral under the Trust’s current credit facility or under any future credit facilities, or may require a higher collateral-to-loan ratio, and therefore to the extent the Trust invests in such loans its ability to borrow may be reduced.

CYBER SECURITY RISK

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, the Trust is susceptible to operational and information security risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites. Cyber security failures or breaches of the Trust’s third party service providers (including, but not limited to the administrator and transfer agent) or the issuers of securities in which the Trust invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, the inability of Trust shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. The Trust and its shareholders could be negatively impacted as a result. While the Trust’s service providers may have established business continuity plans and systems designed to prevent such cyber attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Trust cannot control the cyber security plans and systems put in place by issuers in which the Trust invests.

RISKS OF INVESTING IN OBLIGATIONS OF STRESSED, DISTRESSED AND BANKRUPT ISSUERS

The Trust is authorized to invest in the securities and other obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. There is no limit on the amount of the Trust’s investment portfolio that can be invested in stressed, distressed or bankrupt issuers, and the Trust may invest for purposes of control. Such investments generally trade significantly below par and are considered highly speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recoveries, which may be in the form of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or highly speculative. It is also possible that there could be limited or no recovery for creditors in a bankruptcy or workout.

There are a number of significant risks inherent in the bankruptcy process, including, without limitation, those set forth in this paragraph. First, many events in a bankruptcy are the product of contested matters and adversary proceedings and are beyond the control of the creditors. While creditors are generally given an opportunity to object to significant actions, a bankruptcy court in the exercise of its broad equitable powers may approve actions that are contrary to the interests of the Trust. Second, a bankruptcy filing by an issuer may adversely and permanently affect the issuer. The issuer may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be adversely affected by delays while the plan of reorganization is being negotiated (or, in some cases, litigated), approved by the creditors and confirmed by the bankruptcy court and until it ultimately becomes effective. Fourth, the administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. For example, if a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Fifth, bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization. Because the standard for classification is vague, there exists the risk that the Trust’s influence with respect to the class of securities or other obligations it owns can be lost by increases in the number and amount of claims in that class or by different classification and treatment. Sixth, in certain circumstances in which the Trust acquires claims against the issuer to obtain a control position with respect to a class or classes of claims, the Trust’s influence with respect to all of the class or classes of securities or other obligations it owns can be lost if the bankruptcy court designates the Trust’s vote or votes on the Chapter 11 plan as a result of the Trust’s claim purchases. Seventh, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Eighth, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by such actions. Ninth, certain claims that have priority by law (for example, claims for taxes) may be substantial.

In any investment involving stressed and distressed debt obligations, there exists the risk that the transaction involving such debt obligations will be unsuccessful, take considerable time or will result in a distribution of cash or a new security or obligation in exchange for the stressed and distressed debt obligations, the value of which may be less than the Trust’s purchase price of such debt obligations. Furthermore, if an anticipated transaction does not occur, the Trust may be required to sell its investment at a loss. Given the substantial uncertainties concerning transactions involving stressed and distressed debt obligations in which the Trust invests, there is a potential risk of loss by the Trust of its entire investment in any particular investment.

Investments in companies operating in workout modes or under Chapter 11 of the Bankruptcy Code are also, in certain circumstances, subject to certain additional liabilities, which may exceed the value of the Trust’s original investment in a company. For example, under certain circumstances, creditors who have inappropriately exercised control over the management and policies of a debtor may have their claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. The Investment Adviser’s active management style may present a greater risk in this area than would a more passive approach. In addition, under certain circumstances, payments to the Trust and distributions by the Trust or payments on the debt may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential payment.

The Investment Adviser on behalf of the Trust (and its other clients) may participate on committees formed by creditors to negotiate with the management of financially troubled companies that may or may not be in bankruptcy or may negotiate directly with debtors with respect to restructuring issues. If the Trust does choose to join a committee, the Trust would likely be only one of many participants, all of whom would be interested in obtaining an outcome that is in their individual best interests. The Trust may not be successful in obtaining results most favorable to it in such proceedings, although the Trust may incur significant legal and other expenses in attempting to do so. As a result of participation by the Trust on such committees, the Trust may be deemed to have duties to other creditors represented by the committees, which might thereby expose the Trust to liability to such other creditors who disagree with the Trust’s actions. Participation by the Trust on such committees may cause the Trust to be subject to certain restrictions on its ability to trade in a particular investment and may also make the Trust an “insider” or an “underwriter” for purposes of the federal securities laws. Either circumstance will restrict the Trust’s ability to trade in or acquire additional positions in a particular investment when it might otherwise desire to do so.

Investments in distressed debt obligations that are at risk of or in default present special tax issues for the Trust. Tax rules are not entirely clear about issues such as whether and to what extent the Trust should recognize “market discount” on certain distressed debt obligations, when the Trust may cease to accrue interest, “original issue discount” or market discount, when and to what extent the Trust may take deductions for bad debts or worthless securities and how the Trust should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Trust when, as and if it invests in such obligations, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC under the Code and that it does not become subject to Trust-level U.S. federal income or excise taxes.

INSOLVENCY CONSIDERATIONS WITH RESPECT TO ISSUERS OF DEBT OBLIGATIONS

Various laws enacted for the protection of creditors may apply to the debt obligations held by the Trust. The information in this paragraph is applicable with respect to U.S. issuers subject to United States bankruptcy laws. Insolvency considerations may differ with respect to other issuers. If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of a debt obligation, such as a trustee in bankruptcy or a creditors’ committee, were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting the debt obligation and, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness.

The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts were then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness constituting the debt obligation or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence. In addition, in the event of the insolvency of an issuer of a debt obligation, payments made on such debt obligation could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. Similarly, a court might apply the doctrine of equitable subordination to subordinate the claim of a lending institution against an issuer, to claims of other creditors of the borrower, when the lending institution, another investor, or any of their transferees, is found to have engaged in unfair, inequitable, or fraudulent conduct. In general, if payments on a debt obligation are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient (such as the Trust) or from subsequent transferees of such payments (such as the investors in the Trust). To the extent that any such payments are recaptured from the Trust the resulting loss will be borne by the investors. However, a court in a bankruptcy or insolvency proceeding would be able to direct the recapture of any such payment from such a recipient or transferee only to the extent that such court has jurisdiction over such recipient or transferee or its assets. Moreover, it is likely that avoidable payments could not be recaptured directly from any such recipient or transferee that has given value in exchange for its note, in good faith and without knowledge that the payments were avoidable. Although the Investment Adviser will seek to avoid conduct that would form the basis for a successful cause of action based upon fraudulent conveyance, preference or equitable subordination, these determinations are made in hindsight and a court could disagree with the Trust’s position, and, in any event, there can be no assurance as to whether any lending institution or other investor from which the Trust acquired the debt obligations engaged in any such conduct (or any other conduct that would subject the debt obligations and the issuer to insolvency laws) and, if it did, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Trust.

LITIGATION RISK

We are sometimes subject to legal proceedings and claims based on the securities and instruments in which the Trust invests. Litigation may result in substantial costs and may seriously harm the Trust’s investments and overall financial condition. In addition, legal claims that have not yet been asserted against the Trust may be asserted in the future. See “Certain Legal Proceedings” for further information regarding pending litigation.

LEVERAGE RISK

When deemed appropriate by the Investment Adviser and subject to applicable regulations, the Trust may use leverage in its investment program, including the use of borrowed funds and investments in certain types of options, such as puts, calls and warrants. While such strategies and techniques increase the opportunity to achieve higher returns on the amounts invested, they also increase the risk of loss. To the extent the Trust purchases securities with borrowed funds, its net assets will tend to increase or decrease at a greater rate than if borrowed funds are not used. The level of interest rates generally, and the rates at which such funds may be borrowed in particular, could affect the operating results of the Trust. If the interest expense on borrowings were to exceed the net return on the portfolio securities purchased with borrowed funds, the Trust’s use of leverage would result in a lower rate of return than if the Trust were not leveraged.

Pursuant to regulations and/or published positions of the Commission, the Trust may be required to earmark liquid assets in an amount equal to the Trust’s daily marked-to-market value of its transactions in futures and options. To maintain this required margin, the Trust may have to sell portfolio securities at disadvantageous prices or times because it may not be possible to liquidate a position at a reasonable price. In addition, the earmarking of such assets will have the effect of limiting the Trust’s ability otherwise to invest those assets.

The Trust also has the ability to use leverage through the issuance of preferred shares, borrowings from a credit facility, issuance of secured notes or other debt securities, or any combination of the three. The Trust currently leverages through borrowings from a revolving credit facility and a margin facility. The use of leverage, which can be described as exposure to changes in price at a ratio greater than the amount of equity invested, either through the issuance of preferred shares, borrowings or other forms of market exposure, magnifies both the favorable and unfavorable effects of price movements in the investments made by the Trust. Insofar as the Trust continues to employ leverage in its investment operations, the Trust will be subject to substantial risks of loss.

Therefore, if the market value of the Trust’s investment portfolio declines, any leverage will result in a greater decrease in net asset value to common shareholders than if the Trust were not leveraged. Such greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. Further, if at any time while the Trust has leverage outstanding it does not meet applicable asset coverage requirements (as discussed below), it may be required to suspend distributions to common shareholders until the requisite asset coverage is restored. Any such suspension might impair the ability of the Trust to meet the RIC distribution requirements and to avoid Trust-level U.S. federal income or excise taxes.

As noted above, the Trust currently leverages through borrowings from a revolving credit facility and a margin facility. The Trust has entered into a secured Credit Agreement with State Street, under which the Trust may borrow up to $150,000,000. Such borrowings constitute financial leverage. The Credit Agreement contains customary covenant and default provisions, including covenants that limit the Trust’s ability to incur additional debt, consolidate or merge into or with any person, other than as permitted by the Credit Agreement, or sell, lease or otherwise transfer, directly or indirectly, all or substantially all of its assets. In addition, the Trust agreed not to purchase assets not contemplated by the investment policies and restrictions in effect when the Credit Agreement became effective. Furthermore, the Trust may not incur additional debt from any other party, except in limited circumstances (e.g., in the ordinary course of business or with the consent of State Street). The Credit Agreement does not limit the amount of illiquid investments the Trust can hold.

Neither indebtedness incurred under the Margin Facility nor the Credit Agreement is convertible into any other securities of the Trust. Outstanding amounts would be payable at maturity or such earlier times as required by the Credit Agreement and the Margin Facility agreement, respectively. The Trust may be required to prepay outstanding amounts under the Credit Agreement and Margin

Facility or incur a penalty rate of interest in the event of the occurrence of certain events of default. Each of the Credit Agreement and Margin Facility agreement obligates the Trust to provide certain indemnities to the agent and the lenders and their affiliates. The Trust is required to pay ongoing commitment fees on the undrawn amount under the terms of both the Credit Agreement and Margin Facility agreement. With the use of borrowings, there is a risk that the interest rates paid by the Trust on the amount it borrows will be higher than the return on the Trust’s investments. The Credit Agreement or Margin Facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms or by the issuance of preferred shares, or the Trust may be unable to renew or replace its Credit Agreement or Margin Facility upon the termination of the current facilities, possibly requiring it to sell portfolio securities at times or prices that are disadvantageous. Any of these situations could adversely impact income or total return to shareholders.

The Trust must comply with investment quality, diversification and other guidelines established by the Credit Agreement and the Margin Facility agreement. The Trust does not anticipate that such guidelines will have a material adverse effect on the Trust’s common shareholders or its ability to achieve its investment objectives.

Successful use of a leveraging strategy may depend on the Investment Adviser’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

PREFERRED SHARE RISK

Preferred share risk is the risk associated with the issuance of preferred shares to leverage the common shares. If preferred shares are issued, the net asset value and market value of the common shares will be more volatile, and the yield to the holders of common shares will tend to fluctuate with changes in the shorter-term dividend rates on the preferred shares. The Trust will pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including higher advisory fees. Accordingly, the issuance of preferred shares may not result in a higher yield or return to the holders of the common shares. If the dividend rate and other costs of the preferred shares approach the net rate of return on the Trust’s investment portfolio, the benefit of leverage to the holders of the common shares would be reduced. If the dividend rate and other costs of the preferred shares exceed the net rate of return on the Trust’s investment portfolio, the leverage will result in a lower rate of return to the holders of common shares than if the Trust had not issued preferred shares.

Similarly, any decline in the net asset value of the Trust’s investments will be borne entirely by the holders of common shares. Therefore, if the market value of the Trust’s investment portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common shares than if the Trust were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. The Trust might be in danger of failing to maintain the required asset coverage of the preferred shares or of losing its ratings on the preferred shares or, in an extreme case, the Trust’s current investment income might not be sufficient to meet the dividend requirements on the preferred shares. In order to counteract such an event, the Trust might need to liquidate investments in order to fund a redemption of some or all of the preferred shares. Liquidation at times of low prices may result in capital loss and may reduce returns to the holders of common shares.

If preferred shares are issued, holders of preferred shares may have differing interests than holders of common shares and holders of preferred shares may at times have disproportionate influence over the Trust’s affairs. If preferred shares are issued, holders of preferred shares, voting separately as a single class, would have the right to elect two members of the Board at all times. The remaining members of the Board would be elected by holders of common shares and preferred shares, voting as a single class. The Investment Company Act requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding preferred shares, voting separately as a class, would be required to (i) adopt any plan of reorganization that would adversely affect the preferred shares and (ii) take any action requiring a vote of security holders under Section 13(a) of the Investment Company Act, including, among other things, changes in the Trust’s subclassification as a closed-end investment company or changes in its fundamental investment restrictions.

If the Trust issues preferred shares, the Trust would likely seek a credit rating on the preferred shares from one or more nationally recognized statistical rating organizations. The Trust expects that, at anytime when preferred shares were outstanding, the composition of its investment portfolio would reflect guidelines established by any rating agencies, including for example, asset coverage requirements that are more restrictive than those under the Investment Company Act, restrictions on certain portfolio investments and investment practices, requirements that the Trust maintain a portion of its assets in higher rated debt securities and certain mandatory redemption requirements relating to the preferred shares. No assurance can be given that the guidelines actually imposed with respect to preferred shares by rating agencies would be more or less restrictive than these examples. These restrictions may require the Trust to alter its investment strategy and invest in different types of assets some of which may be lower yielding or result in less opportunities for capital appreciation. No minimum rating is required for the issuance of preferred shares by the Trust.

COMMON STOCK RISK

The Trust may invest in common stock. Although investments in common stock have historically generated higher average total returns than fixed income securities over the long-term, investments in common stock also have historically experienced significantly more volatility in those returns. Therefore, the Trust’s investments in common stock could result in worse performance than would be the case had the Trust been invested solely in debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular investment in common stock held by the Trust. Also, the price of common stock is sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stock to which the Trust has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting an issuer occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

DIVIDEND RISK

Dividends on common stock are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common stock in which the Trust invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.

SMALL AND MID-CAP SECURITIES RISK

The Trust may invest in companies with small or medium-sized capitalizations. Securities issued by small and medium-sized companies can be more volatile than, and perform differently from, larger company securities. There may be less trading in a small or medium-sized company’s securities, which means that buy and sell transactions in those securities could have a larger impact on the security’s price than is the case with larger company securities. Small or medium-sized companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a small or medium-sized company’s security price than is the case for a larger company. In addition, small or medium-sized company securities may not be well known to the investing public.

NON-U.S. SECURITIES RISK

The Trust may invest without limit in Non-U.S. Securities. Investing in Non-U.S. Securities involves certain risks not involved in domestic investments, including, but not limited to: (i) fluctuations in foreign exchange rates; (ii) future foreign economic, financial, political and social developments; (iii) different legal systems; (iv) the possible imposition of exchange controls or other foreign governmental laws or restrictions; (v) lower trading volume; (vi) much greater price volatility and illiquidity of certain non-U.S. securities markets; (vii) different trading and settlement practices; (viii) less governmental supervision; (ix) changes in currency exchange rates; (x) high and volatile rates of inflation; (xi) fluctuating interest rates; (xii) less publicly available information; and (xiii) different accounting, auditing and financial recordkeeping standards and requirements. In addition, certain investments in Non-U.S. Securities may be subject to foreign withholding taxes on interest, dividends, capital gains or other income. Those taxes will reduce the Trust’s yield on any such securities. See “Taxation” below.

Certain countries in which the Trust may invest, especially emerging market countries, historically have experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty and instability. These risks are especially evident in the Middle East and Africa. The cost of servicing external debt will generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates which are adjusted based upon international interest rates. In addition, with respect to certain foreign countries, there is a risk of: (i) the possibility of expropriation or nationalization of assets; (ii) confiscatory taxation; (iii) difficulty in obtaining or enforcing a court judgment; (iv) economic, political or social instability; and (v) diplomatic developments that could affect investments in those countries. In addition, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as: (i) growth of gross domestic product; (ii) rates of inflation; (iii) capital reinvestment; (iv) resources; (v) self-sufficiency; and (vi) balance of payments position.

As a result of these potential risks, the Investment Adviser may determine that, notwithstanding otherwise favorable investment criteria, it may not be practicable or appropriate to invest in a particular country. The Trust may invest in countries in which foreign investors, including the Investment Adviser, have had no or limited prior experience.

EMERGING MARKETS RISK

The Trust may invest up to 20% of its total assets in securities of issuers based in emerging markets. An emerging market country is any country having an economy and market that are (or would be) considered by the World Bank to be emerging or developing or is listed in the Morgan Stanley Capital International Emerging Markets Index. Emerging market countries are located in regions such as Asia, Latin America, the Middle East, Southern Europe, Eastern Europe (including the former republics of the Soviet Union and the Eastern Bloc) and Africa. Investing in securities of issuers based in emerging markets entails all of the risks of investing in securities of non-U.S. issuers, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Trust’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

FOREIGN CURRENCY RISK

Because the Trust may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities owned by the Trust, the unrealized appreciation or depreciation of investments and gains on and income from investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Trust’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. These risks often are heightened for investments in smaller or emerging capital markets. In addition, the Trust may enter into foreign currency transactions in an attempt to enhance total return, which may further expose the Trust to the risks of foreign currency movements and other risks. The use of foreign currency transactions can result in the Trust incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Trust to deliver or receive a specified currency.

INVESTMENTS IN UNSEASONED COMPANIES

The Trust may invest in the securities of less seasoned companies. These investments may present greater opportunities for growth, but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Trust may invest will be start-up companies that may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies may have substantially greater financial resources than many of the companies in which the Trust may invest.

INITIAL PUBLIC OFFERINGS RISK

The Trust may invest in shares of companies through initial public offerings (“IPOs”). IPOs and companies that have recently gone public have the potential to produce substantial gains for the Trust. However, the Trust may not have access to or invest in IPOs that are ultimately profitable for investors. The investment performance of the Trust during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Trust is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for limited periods of time. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO.

SECURITIES LENDING RISK

Under the Trust’s current securities lending agreement, the Trust may lend its portfolio securities (up to a maximum of one-third of its total assets) to financial institutions on an approved list of borrowers. Securities lending is subject to the risk that loaned securities may not be available to the Trust on a timely basis and the Trust may, therefore, lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by the Trust that occurs during the term of the loan would be borne by the Trust and would adversely affect the Trust’s performance. Also, there may be delays in recovery, or no recovery, of securities loaned should the borrower of the securities fail financially while the loan is outstanding. In addition, voting rights with respect to loaned securities generally pass to the borrower. The Trust, as the lender, retains the right to recall the loans and obtain the return of the securities loaned in order to vote the loaned securities. However, in many circumstances the Trust may be unable to recall the securities in time to vote or may determine that the benefits to the Trust of voting are outweighed by the indirect or direct costs of such a recall. In these circumstances, loaned securities may be voted or not voted in a manner adverse to the best interests of the Trust. All of the aforementioned risks may be greater for Non-U.S. Securities.

These lending transactions must be fully collateralized at all times, but involve some credit risk to the Trust if the borrower or the party (if any) guaranteeing the loan should default on its obligation and the Trust is delayed in or prevented from recovering the collateral. In addition, any income or gains and losses from investing and reinvesting any cash collateral delivered by a borrower pursuant to a loan are generally at the Trust’s risk, and to the extent any such losses reduce the amount of cash below the amount required to be returned to the borrower upon the termination of any loan, the Trust may be required to pay or cause to be paid to such borrower or another entity an amount equal to such shortfall in cash. The Trust generally accepts cash (U.S. and foreign currency), securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, or sovereign debt as collateral for these lending transactions, although in the future may accept other types of collateral.

RISKS ASSOCIATED WITH OPTIONS ON SECURITIES

There are several risks associated with transactions in options on securities, such as exchange-listed, over-the-counter and index options. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

As the writer of a covered call option, the Trust forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. As the Trust writes covered calls over more of its portfolio, its ability to benefit from capital appreciation becomes more limited. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

When the Trust writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price minus the put premium. If the option is exercised, the Trust could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise plus the put premium the Trust received when it wrote the option. While the Trust’s potential gain in writing a covered put option is limited to distributions earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Trust risks a loss equal to the entire exercise price of the option minus the put premium.

EXCHANGE-LISTED OPTION RISKS

A liquid market may not exist when the Trust seeks to close out an option position on an options exchange. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms. If the Trust were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options on an exchange may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked to market daily, and their value will be affected by changes in the value and dividend rates of the underlying common shares, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common shares and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of a call option would reduce the Trust’s capital appreciation potential on the underlying security.

OVER-THE-COUNTER OPTION RISK

The Trust may purchase or sell/write unlisted (“OTC” or “over-the-counter”) options. Options entered into by the Trust with respect to Non-U.S. Securities, indices or sectors generally will be OTC options. OTC options differ from exchange-listed options in that they are two-party contracts, with exercise price, premium and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-listed options. The counterparties to these transactions typically will be major international banks, broker-dealers and financial institutions. The Trust may be required to treat as illiquid those securities being used to cover certain written OTC options. The OTC options written by the Trust will not be issued, guaranteed or cleared by the Options Clearing. Corporation. In addition, the Trust’s ability to terminate the OTC options may be more limited than with exchange-traded options. Banks, broker-dealers or other financial institutions participating in such transactions may fail to settle a transaction in accordance with the terms of the option as written. In the event of default or insolvency of the counterparty, the Trust may be unable to liquidate an OTC option position.

INDEX OPTION RISK

The Trust may purchase or sell/write index put and call options from time to time. The purchaser of an index put option has the right to any depreciation in the value of the index below the exercise price of the option on or before the expiration date. The purchaser of an index call option has the right to any appreciation in the value of the index over the exercise price of the option on or before the expiration date. Because the exercise of an index option is settled in cash, sellers of index call options, such as the Trust, cannot provide in advance for their potential settlement obligations by acquiring and holding the underlying securities. The Trust will lose money if it is required to pay the purchaser of an index option the difference between the cash value of the index on which the option was written and the exercise price and such difference is greater than the premium received by the Trust for writing the option. The value of index options written by the Trust, which will be priced daily, will be affected by changes in the value and dividend rates of the underlying common shares in the respective index, changes in the actual or perceived volatility of the stock market and the remaining time to the options’ expiration. The value of the index options also may be adversely affected if the market for the index options becomes less liquid or smaller. Distributions paid by the Trust on its common shares may be derived in part from the net index option premiums it receives from selling index put and call options, less the cost of paying settlement amounts to purchasers of the options that exercise their options. Net index option premiums can vary widely over the short term and long term.

ASSET-BACKED SECURITIES RISK

Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. Asset-backed security values may also be affected by the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables and any entities providing the credit enhancement. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return.

MORTGAGE-BACKED SECURITIES RISK

A mortgage-backed security, which represents an interest in a pool of assets such as mortgage loans, will mature once all the mortgages in the pool mature or are prepaid. Therefore, mortgage-backed securities do not have a fixed maturity, and their expected maturities may vary when interest rates rise or fall.

When interest rates fall, homeowners are more likely to prepay their mortgage loans. An increased rate of prepayments on the Trust’s mortgage-backed securities will result in an unforeseen loss of interest income to the Trust, as the Trust may be required to reinvest assets at a lower interest rate. Because prepayments increase when interest rates fall, the price of mortgage-backed securities does not increase as much as that of other fixed income securities when interest rates fall.

When interest rates rise, homeowners are less likely to prepay their mortgage loans. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. Therefore, the prices of mortgage-backed securities may decrease more than prices of other fixed income securities when interest rates rise.

Timely payment of interest and principal of mortgage-backed securities may be supported by various forms of private insurance or guarantees, including individual loan, title, pool and hazard insurance purchased or held by the issuer. Private insurers may not, however, be able to meet their obligations under the policies. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to the Trust. The risk of such defaults is generally higher in the case of mortgage pools that include sub-prime mortgages (which are typically granted to individuals with poor credit histories who, as a result of their deficient credit ratings, would not be able to qualify for conventional mortgages), “Alt-A” mortgages (typically characterized by borrowers with less than full documentation, lower credit scores or higher loan-to-value ratios), “interest only” mortgages (which permit interest-only payments for a specified period before payment of principal is required) and/or “option ARM” mortgages (which are typically 30-year adjustable rate mortgages that initially offer a borrower four monthly payment options: a specified minimum payment, an interest-only payment, a 15-year fully amortizing payment and a 30-year fully amortizing payment). Some of these types of mortgages may be subject to “negative amortization,” which occurs whenever the loan payment for any period is less than the interest charged over that period so that the outstanding principal balance of the loan increases. The types of mortgages discussed above are made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages, and are subject to a greater risk of default than “prime” mortgages. Market factors adversely affecting mortgage loan repayments may include a general economic downturn, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages. To the extent the Trust invests in securities directly or indirectly backed by these types of mortgages, it will be subject to greater risks.

Credit ratings on mortgage-backed securities are subject to the same limitations that apply to credit ratings generally. See “Limitations of Credit Ratings” on page 76 of this prospectus. In the past, the market for mortgage-backed and asset-backed securities has experienced high volatility and a lack of liquidity. As a result, the value of many of these securities has significantly declined. These markets may not become more liquid or less volatile, and it is possible that the value of these securities could decline further.

Mortgage-backed securities may not be readily marketable. To the extent any of these securities are not readily marketable in the judgment of the Investment Adviser, the Trust’s restrictions on investments in illiquid instruments will apply.

RISKS OF INVESTING IN ROYALTY SECURITIES

The Trust may invest in debt and/or equity royalty securities. The risks of investing in these securities will include the risks of investing in the underlying industry. In addition, royalty securities are currently not widely recognized or understood and the Trust may not be able to sell the securities when it wants to do so. Under certain market conditions, these securities may also become highly illiquid. Each security will include different risk factors specific to that transaction. Risk factors of royalty securities generally include risks relating to the products associated with the royalty stream, risks relating to the license agreement, risks relating to the structure of the financing and risks relating to bankruptcy or reorganization proceedings.

REPURCHASE AGREEMENT RISK

The Trust may enter into repurchase agreements up to a maximum of 33 1/3% of its total assets. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. If the seller does not pay the Trust the agreed-upon sum on the repurchase date, the Trust is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Trust could incur a loss of both principal and interest. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Trust to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

DERIVATIVES RISK

The Trust may engage in derivative transactions for hedging and speculative purposes or to enhance total return, including engaging in transactions such as options, futures, swaps, foreign currency transactions, forward foreign currency contracts, currency swaps or options on currency futures and other derivatives transactions (collectively, “Derivative Transactions”). The Trust may use any or all types of Derivative Transactions which it is authorized to use at any time; no particular strategy will dictate the use of one type of Derivative Transaction rather than another, as use of any authorized Derivative Transaction will be a function of numerous variables, including market conditions. Derivative Transactions involve certain risks and special considerations. Risks of Derivative Transactions include the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Derivative Transactions depends on the Investment Adviser’s ability to predict pertinent market movements. Because many derivatives are “leveraged,” and thus provide significantly more market exposure than the money paid or deposited when the transaction is entered into, a relatively small adverse market movement may not only result in the loss of the entire investment, but may also expose the Trust to the possibility of a loss exceeding the original amount invested. Thus, the use of Derivative Transactions may result in losses greater than if they had not been used, may require the Trust to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Trust can realize on an investment or may cause the Trust to hold a security that it might otherwise sell. The use of foreign currency transactions can result in the Trust incurring losses as a result of the imposition of exchange controls, the suspension of settlements or the inability of the Trust to deliver or receive a specified currency. Additionally, amounts paid by the Trust as premiums and cash or other assets held in margin accounts with respect to Derivative Transactions are not otherwise available to the Trust for investment purposes.

If a put or call option purchased by the Trust is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Trust will lose its entire investment in the option.

Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Trust might be unable to exercise an option it had purchased. If the Trust were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The Trust’s Derivative Transactions are generally subject to numerous special and complex tax rules. Because the tax rules applicable to such transactions may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the Trust has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid Trust-level U.S. federal income or excise taxes. See “Risks Relating to the Trust’s Tax Status” below for more information about the risks of a failure to qualify as a RIC. The Trust’s investments in derivative instruments may be limited by the RIC qualification requirements or other U.S. federal income tax considerations.

ADDITIONAL RISK FACTORS IN CLEARED DERIVATIVES TRANSACTIONS

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared. In a transaction involving those swaps (“cleared derivatives”), the Trust’s counterparty is a clearing house, rather than a bank or broker. Since the Trust is not a member of a clearing house and only members of a clearing house (a “clearing member”) can participate directly in the clearing house, the Trust will hold cleared derivatives through accounts at a clearing member. In cleared derivatives positions, the Trust will make payments (including margin payments) to and receive payments from a clearing house through its accounts at a clearing member. A clearing member guarantees performance of its clients’ obligations to the clearing house.

In many ways, cleared derivative arrangements are less favorable to mutual funds than bilateral arrangements. For example, the Trust may be required to provide more margin for cleared derivatives positions than for bilateral derivatives positions. Also, in contrast to a bilateral derivatives position, following a period of notice to the Trust, a clearing member generally can require termination of an existing cleared derivatives position at any time or an increase in margin requirements above the margin that the clearing member required at the beginning of a transaction. Clearing houses also have broad rights to increase margin requirements for existing positions or to terminate those positions at any time. Any increase in margin requirements or termination of existing cleared derivatives positions by the clearing member or the clearing house could interfere with the ability of the Trust to pursue its investment strategy. Further, any increase in margin requirements by a clearing member could expose the Trust to greater credit risk to its clearing member because margin for cleared derivatives positions in excess of a clearing house’s margin requirements typically is held by the clearing member. Also, the Trust is subject to risk if it enters into a derivatives transaction that is required to be cleared (or that the Investment Adviser expects to be cleared), and no clearing member is willing or able to clear the transaction on the Trust’s behalf. While the documentation in place between the Trust and its clearing member generally provides that the clearing member will accept for clearing all cleared derivatives transactions that are within credit limits (specified in advance) for the Trust, the Trust is still subject to the risk that no clearing member will be willing or able to clear a transaction. In those cases, the position might have to be terminated, and the Trust could lose some or all of the benefit of the position, including loss of an increase in the value of the position and/or loss of hedging protection. In addition, the documentation governing the relationship between the Trust and a clearing member is drafted by the clearing member and generally is less favorable to the Trust than typical bilateral derivatives documentation. For example, documentation relating to cleared derivatives generally includes a one-way indemnity by the Trust in favor of the clearing member for losses the clearing member incurs as the Trust’s clearing member and typically does not provide the Trust any remedies if the clearing member defaults or becomes insolvent. While futures contracts entail similar risks, the risks likely are more pronounced for cleared swaps due to their more limited liquidity and market history.

Some types of cleared derivatives are required to be executed on an exchange or on a swap execution facility. A swap execution facility is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. While this execution requirement is designed to increase transparency and liquidity in the cleared derivatives market, trading on a swap execution facility can create additional costs and risks for the Trust. For example, swap execution facilities typically charge fees, and if the Trust executes derivatives on a swap execution facility through a broker intermediary, the intermediary may impose fees as well. Also, the Trust may indemnify a swap execution facility, or a broker intermediary who executes cleared derivatives on a swap execution facility on the Trust’s behalf, against any losses or costs that may be incurred as a result of the Trust’s transactions on the swap execution facility.

These and other new rules and regulations could, among other things, further restrict the Trust’s ability to engage in, or increase the cost to the Trust of, derivatives transactions, for example, by making some types of derivatives no longer available to the Trust, increasing margin or capital requirements, or otherwise limiting liquidity or increasing transaction costs. These regulations are new and evolving, so their potential impact on the Trust and the financial system are not yet known. While the new regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that the new clearing mechanisms will achieve that result, and in the meantime, as noted above, central clearing and related requirements expose the Trust to new kinds of risks and costs.

The above discussion and under “Derivatives Risks” relates to the Trust’s proposed use of certain types of derivatives currently available. However, the Trust is not limited to the transactions described above. In addition, the relevant markets and related regulations are constantly changing and, in the future, the Trust may use derivatives not currently available or widely in use.

REGULATORY RISK – COMMODITY POOL OPERATOR

The Trust is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the CEA pursuant to Rule 4.5 under the CEA (the “exclusion”) with respect to the Trust promulgated by the CFTC. Accordingly, neither the Trust nor the Investment Adviser is subject to registration or regulation as a “commodity pool operator” under the CEA. To remain eligible for the exclusion under Rule 4.5, as it has recently been amended by the CFTC, the Trust will be limited in its ability to use futures and options on futures and engage in certain swaps transactions. In the event that the Trust’s investments in certain derivative instruments regulated under the CEA (“commodity interests”), including futures, certain swaps and options on futures, exceed a certain threshold, the Investment Adviser may be required to register as a “commodity pool operator” and/or “commodity trading advisor” with the CFTC with respect to the Trust. The Investment Adviser’s eligibility to claim the exclusion will be based upon, among other things, the level and scope of the Trust’s investment in commodity interests, the purposes of such investments and the manner in which the Trust holds out its use of commodity interests. The Trust currently intends to operate in a manner that would permit the Investment Adviser to continue to claim the exclusion under Rule 4.5, which may adversely affect the Investment Adviser’s ability to manage the Trust under certain market conditions and may adversely affect the Trust’s total return. In the event the Investment Adviser becomes unable to rely on the exclusion in Rule 4.5 and is required to register with the CFTC as a commodity pool operator, the Trust’s expenses may increase, adversely affecting the Trust’s total return.

COUNTERPARTY RISK

The Trust will be subject to credit risk with respect to the counterparties to the derivative contracts purchased or sold by the Trust. Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although the Investment Adviser monitors the creditworthiness of the Trust’s counterparties, there can be no assurance that the Trust’s counterparties will not experience similar difficulties, possibly resulting in losses to the Trust. If a counterparty becomes bankrupt, or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Trust may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Trust may obtain only a limited recovery or may obtain no recovery in such circumstances. Material exposure to a single or small group of counterparties increases the Trust’s counterparty risk.

CREDIT DEFAULT SWAPS RISK

The Trust may enter into credit default swap agreements, which may have as reference obligations one or more debt securities or an index of such securities. In a credit default swap, one party (the “protection buyer”) is obligated to pay the other party (the “protection seller”) a stream of payments over the term of the contract, provided that no credit event, such as a default or, in some instances, a downgrade in credit rating, occurs on the reference obligation. If a credit event occurs, the protection seller must generally pay the protection buyer the “par value” (the agreed-upon notional value) of the referenced debt obligation in exchange for an equal face amount of deliverable reference obligations.

The Trust may be either the protection buyer or protection seller in a credit default swap. If the Trust is a protection buyer, the Trust would pay the counterparty a periodic stream of payments over the term of the contract and would not recover any of those payments if no credit event were to occur. However, if a credit event occurs, the Trust as a protection buyer has the right to deliver the referenced debt obligations or a specified amount of cash, depending upon the terms of the swap, and receive the par value of such debt obligations from the counterparty protection seller. As a protection seller, the Trust would receive fixed payments throughout the term of the contract if no credit event occurs. If a credit event occurs, however, the value of the obligation received by the Trust (e.g., bonds which defaulted), plus the periodic payments previously received, may be less than the par value of the obligation, or cash received, resulting in a loss to the protection seller. Furthermore, the Trust as a protection seller would effectively add leverage to its portfolio because it will have investment exposure to the notional amount of the swap.

Credit default swap agreements are subject to greater risk than a direct investment in the reference obligation. Like all swap agreements, credit default swaps are subject to liquidity, credit and counterparty risks. In addition, collateral posting requirements are individually negotiated and there is no regulatory requirement that a counterparty post collateral to secure its obligations under a credit default swap. Furthermore, there is no requirement that a party be informed in advance when a credit default swap agreement is sold. Accordingly, the Trust may have difficulty identifying the party responsible for payment of its claims. The notional value of credit default swaps with respect to a particular investment is often larger than the total par value of such investment outstanding and, in event of a default, there may be difficulties in making the required deliveries of the reference investments, possibly delaying payments.

In the past, the market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Trust may not receive adequate collateral. There is no readily available market for trading credit default swaps. The Trust generally may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Trust to incur more losses.

In addition, the Trust may invest in publicly or privately issued interests in investment pools whose underlying assets are credit default, credit-linked, interest rate, currency exchange, equity-linked or other types of swap contracts and related underlying securities or securities loan agreements. The pools’ investment results may be designed to correspond generally to the performance of a specified securities index or “basket” of securities, sometimes a single security.

These types of pools are often used to gain exposure to multiple securities with a smaller investment than would be required to invest directly in the individual securities. They may also be used to gain exposure to foreign securities markets without investing in the foreign securities themselves or the relevant foreign market. To the extent that the Trust invests in pools of swaps and related underlying securities or securities loan agreements whose return corresponds to the performance of a foreign securities index or one or more foreign securities, investing in such pools will involve risks similar to the risks of investing in foreign securities. See “Foreign Securities” below. In addition to the risks associated with investing in swaps generally, the Trust bears the risks and costs generally associated with investing in pooled investment vehicles, such as paying the fees and expenses of the pool and the risk that the pool or the operator of the pool may default on its obligations to the holder of interests in the pool, such as the Trust. Interests in privately offered investment pools of swaps may be considered illiquid or deemed liquid, subject to the Trust’s restrictions on investments in illiquid securities.

MARKET RISK GENERALLY

The profitability of a significant portion of the Trust’s investment program depends to a great extent upon correctly assessing the future course of the price movements of securities and other investments and the movements of interest rates. The Investment Adviser may not be able to predict accurately these price and interest rate movements. With respect to certain investment strategies the Trust utilizes, there is a high degree of market risk.

REINVESTMENT RISK

The Trust reinvests the cash flows received from a security. The additional income from such reinvestment, sometimes called interest-on-interest, is reliant on the prevailing interest rate levels at the time of reinvestment. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Trust receives upon the maturity or sale of a portfolio security.

TIMING RISK

Many agency, corporate and municipal bonds, and most mortgage-backed securities, contain a provision that allows the issuer to “call” all or part of the issue before the bond’s maturity date — often after 5 or 10 years. The issuer usually retains the right to refinance the bond in the future if market interest rates decline below the coupon rate. There are three disadvantages to the call provision. First, the cash flow pattern of a callable bond is not known with certainty. Second, because an issuer is more likely to call the bonds when interest rates have dropped, the Trust is exposed to reinvestment risk, i.e., the Trust may have to reinvest at lower interest rates the proceeds received when the bond is called. Finally, the capital appreciation potential of a bond will be reduced because the price of a callable bond may not rise much above the price at which the issuer may call the bond.

INFLATION RISK

Inflation risk results from the variation in the value of cash flows from a security due to inflation, as measured in terms of purchasing power. For example, if the Trust purchases a bond in which it can realize a coupon rate of 5%, but the rate of inflation increases from 2% to 6%, then the purchasing power of the cash flow has declined. For all but adjustable bonds or floating rate bonds, the Trust is exposed to inflation risk because the interest rate the issuer promises to make is fixed for the life of the security. To the extent that interest rates reflect the expected inflation rate, floating rate bonds have a lower level of inflation risk. In addition, during any periods of rising inflation, dividend rates of any variable rate preferred share issued by the Trust would likely increase, which would tend to further reduce returns to common shareholders.

ARBITRAGE RISKS

The Trust engages in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Investment Adviser will be able to hedge the Trust’s investment portfolio in the manner necessary to employ successfully the Trust’s strategy.

SHORT SALES RISK

Short selling involves selling securities that may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the Trust to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities. However, because the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities would result in a loss. The securities necessary to cover a short position may not be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. The Trust may mitigate such losses by replacing the securities sold short before the market price has increased significantly. Under adverse market conditions, the Trust might have difficulty purchasing securities to meet its short sale delivery obligations, and might have to sell portfolio securities to raise the capital necessary to meet its short sale obligations at a time when fundamental investment considerations would not favor such sales. Short sales by the Trust that are not made “against the box” theoretically involve unlimited loss potential, since the market price of securities sold short may continuously increase.

REIT-SPECIFIC RISK

REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for special tax treatment under the Code and to maintain an exemption under the 1940 Act. For example, because a REIT may acquire debt securities of issuers primarily engaged in or related to the real estate industry, it also could conceivably own real estate directly as a result of a default on such securities. Any rental income or income from the disposition of such real estate could adversely affect its ability to retain its tax status, which would have adverse tax consequences on its shareholders. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

MLP RISK

The Trust may invest in MLP securities. MLPs typically are characterized as “publicly traded partnerships” that qualify to be treated as partnerships for U.S. federal income tax purposes and are principally engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities, such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products (collectively, the energy industry). As a result, holders of MLP securities will be subject to risks related to the energy industry, including: (i) fluctuations in commodity prices; (ii) reduced volumes of natural gas or other energy commodities available for transporting, processing, storing or distributing; (iii) slowdowns in new construction and acquisitions; (iv) reduced demand for commodities such as crude oil, natural gas and refined petroleum products; (v) depletion of natural gas reserves or other commodities; (vi) extreme weather and environmental hazards; (vii) stricter laws, regulations or enforcement policies; and (viii) dangers inherent to the energy industry, such as leaks, fires, explosions, damage to facilities and equipment resulting from natural disasters, inadvertent damage to facilities and equipment and terrorist acts.

Generally, an MLP is operated under the supervision of one or more managing general partners. Limited partners (like the Trust when it invests in an MLP) are not involved in the day-to-day management of the partnership. The Trust also may invest in companies who serve (or whose affiliates serve) as the general partner of an MLP. These investments may not be taxed as partnerships for U.S. Federal income tax purposes. Conflicts of interest may exist among unit holders, subordinated unit holders and the general partner of an MLP, including those arising from incentive distribution payments. General Partners typically have limited fiduciary duties to an MLP, which could allow a general partner to favor its own interests over the MLP’s interests. Additionally, general partners of MLPs often have limited call rights that may require MLP unit holders to sell their common units at an undesirable time or price.

Holders of MLP securities have limited control and voting rights on matters affecting the partnership. Holders of securities issued by a MLP are exposed to a remote possibility of liability for all of the obligations of that MLP in the event that a court determines that the rights of the holders of MLP securities to vote to remove or replace the general partner of that MLP, to approve amendments to that MLP’s partnership agreement, or to take other action under the partnership agreement of that MLP would constitute “control” of the business of that MLP, or a court or governmental agency determines that the MLP is conducting business in a state without complying with the partnership statute of that state. Holders of MLP securities are also exposed to the risk that they will be required to repay amounts to the MLP that are wrongfully distributed to them.

In addition, MLPs are subject to the risk that they will fail to be treated as partnerships for U.S. federal income tax purposes. If an MLP does not meet current legal requirements to maintain its partnership status, or if it is unable to do so because of tax or other law changes, it would be treated as a corporation for U.S. federal income tax purposes. In that case, the MLP would be obligated to pay U.S. federal income tax (as well as state and local taxes) at the entity level on its taxable income and distributions received by the Trust would be taxable to the Trust as dividend income to the extent of the MLP’s current and accumulated earnings and profits for federal tax purposes. The classification of a MLP as a corporation for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP and the value of the Trust’s investment in any such MLP. As a result, the value of the Trust’s shares and the cash available for distribution to Trust shareholders could be materially reduced.

BDC RISK

Business Development Companies generally invest in less mature private companies or thinly traded U.S. public companies which involve greater risk than well-established publicly-traded companies. The Trust will indirectly bear its proportionate share of any management and other operating expenses and of any performance-based or incentive fees charged by the BDCs in which it invests, in addition to the expenses paid by the Trust. The 1940 Act imposes certain constraints upon the operations of a BDC. Generally, little public information exists for private and thinly traded companies in which a BDC may invest and there is a risk that investors may not be able to make a fully informed evaluation of a BDC and its portfolio of investments. In addition, to qualify and remain eligible for the special tax treatment accorded to regulated investment companies and their shareholders, the BDCs in which the Trust invests must meet certain source-of-income, asset diversification and annual distribution requirements. If a BDC in which the Trust invests fails to qualify as a regulated investment company, such BDC would be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure by a BDC could substantially reduce the BDC’s net assets and the amount of income available for distribution to the Trust, which would in turn decrease the total return of the Trust in respect of such investment.

RISKS OF INVESTING IN STRUCTURED FINANCE SECURITIES

A portion of the Trust’s investments may consist of equipment trust certificates, collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations or similar instruments. Such structured finance securities are generally backed by an asset or a pool of assets, which serve as collateral. Depending on the type of security, the collateral may take the form of a portfolio of mortgage loans or bonds or other assets. The Trust and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. In some instances, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. In light of the above considerations, structured finance securities may present risks similar to those of the other types of debt obligations in which the Trust may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. In addition to the risks noted above and other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility. Investments in structured finance securities may also be subject to illiquidity risk. Collateralized mortgage obligations may have risks similar to those of mortgage-backed securities. See “Mortgage-Backed Securities Risk” for more information.

RISKS OF INVESTING IN PREFERRED SECURITIES

There are special risks associated with investing in preferred securities, including:

•	Deferral. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Trust owns a preferred security that is deferring the payment of its distributions, the Trust may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distribution even though the Trust has not yet received such income. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Trust level, the Trust may be required to distribute this reported income to shareholders in the tax year in which the income is reported (without a corresponding receipt of cash). Therefore, the Trust may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of income the Trust actually received, and may, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions.

•	Subordination. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities.

•	Limited Voting Rights. Generally, preferred security holders have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of trustees to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.

RISKS OF INVESTING IN SWAPS

Investments in swaps involve the exchange by the Trust with another party of their respective commitments. Use of swaps subjects the Trust to risk of default by the counterparty. If there is a default by the counterparty to such a transaction, there may be contractual remedies pursuant to the agreements related to the transaction although contractual remedies may not be sufficient in the event the counterparty is insolvent. The Trust may enter into credit default swaps, currency swaps or other swaps which may be surrogates for other instruments such as currency forwards or options. Swap agreements are sophisticated financial instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. Swaps can be highly volatile and may have a considerable impact on the Trust’s performance, as the potential gain or loss on any swap transaction is not necessarily subject to any fixed limit.

Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although the Investment Adviser monitors the creditworthiness of the Trust’s counterparties, the Trust’s counterparties could experience similar difficulties, possibly resulting in losses to the Trust.

RISKS OF INVESTING IN SYNTHETIC SECURITIES

In addition to credit risks associated with holding non-investment grade loans and high-yield debt securities, with respect to synthetic securities the Trust will usually have a contractual relationship only with the counterparty of such synthetic securities, and not the Reference Obligor on the Reference Obligation. The Trust generally will have no right to enforce directly compliance by the Reference Obligor with the terms of the Reference Obligation nor any rights of setoff against the Reference Obligor, nor have any voting rights with respect to the Reference Obligation. The Trust will not benefit directly from any collateral supporting the Reference Obligation or have the benefit of the remedies on default that would normally be available to a holder of such Reference Obligation. In addition, in the event of insolvency of its counterparty, the Trust will be treated as a general creditor of such counterparty and will not have any claim with respect to the credit risk of the counterparty or of the Reference Obligor. As a result, investments in synthetic securities are subject to an additional degree of risk because they are subject to the credit risk of the counterparty as well as that of the Reference Obligor. The Investment Adviser may not perform independent credit analyses of any particular counterparty, or any entity guaranteeing the obligations of such counterparty. See “Principal Risks of the Trust – Counterparty Risk.”

The Trust currently does not expect to invest more than 10% of its assets in synthetic securities as measured on a mark-to-market basis. However, the Trust’s investments in synthetic securities may exceed this amount from time to time.

VALUATION RISK

Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

RISKS OF NON-DIVERSIFICATION AND OTHER FOCUSED STRATEGIES

While the Investment Adviser invests in a number of fixed-income and equity instruments issued by different issuers and employs multiple investment strategies with respect to the Trust’s investment portfolio, it is possible that a significant amount of the Trust’s investments could be invested in the instruments of only a few companies or other issuers or that at any particular point in time one investment strategy could be more heavily weighted than the others. The focus of the Trust’s investment portfolio in any one issuer would subject the Trust to a greater degree of risk with respect to defaults by such issuer or other adverse events affecting that issuer, and the focus of the portfolio in any one industry or group of industries would subject the Trust to a greater degree of risk with respect to economic downturns relating to such industry. The focus of the Trust’s investment portfolio in any one investment strategy would subject the Trust to a greater degree of risk than if the Trust’s investment portfolio were varied in its investments with respect to several investment strategies.

Because the Trust has recently invested a significant portion of its assets in healthcare companies, the Trust’s performance may depend on the overall condition of the healthcare industry and the Trust is susceptible to economic, political and regulatory risks or other occurrences associated with the healthcare industry. The Trust faces the risk that economic prospects of healthcare companies may fluctuate dramatically because of changes in the regulatory and competitive environments. A significant portion of healthcare services are funded or subsidized by the government, which means that changes in government policies, at the state or federal level, may affect the demand for healthcare products and services. Other risks include the possibility that regulatory approvals (which often entail lengthy application and testing procedures) will not be granted for new drugs and medical products, the chance of lawsuits against healthcare companies related to product liability issues, and the rapid speed at which many healthcare products and services become obsolete.

The Trust has instituted several levels of safeguards to ensure the Trust does not violate its fundamental policy not to invest 25% or more of the value of its total assets in any single industry or group of industries. The Investment Adviser monitors the Trust’s investments on a daily basis to ensure the Trust’s compliance with fundamental investment policy. In addition, in accordance with the Sub-Administration Agreement, State Street monitors the Trust’s investments on a weekly basis and provides monthly and quarterly reports to the Trust’s Board of Trustees. At its quarterly meetings, the Board of Trustees reviews the State Street compliance reports and monitors the Trust’s investment activities. Although the Board of Trustees receives periodic compliance reports enabling it to monitor the Trust’s compliance with its fundamental investment policy, the Trust holds the ultimate responsibility to comply with its fundamental investment policy.

MARKET DISRUPTION AND GEOPOLITICAL RISK

The aftermath of the wars in Iraq and Afghanistan and the continuing involvement in Iraq and Afghanistan, instability in the Middle East and terrorist attacks in the United States and around the world may result in market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The length of time that the securities markets may be affected by these events is unclear and the effects of these or similar events in the future on the U.S. economy and securities markets cannot be predicted.

RISKS RELATED TO CURRENT MARKET CONDITIONS

Recently, domestic and international markets have experienced a period of acute stress starting in the real estate and financial sectors and then moving to other sectors of the world economy. This stress has resulted in unusual and extreme volatility in the equity markets and in the prices of individual stocks. These market conditions could add to the risk of short-term volatility of the Trust.

In addition, debt markets have experienced a period of high volatility, which has negatively impacted market liquidity conditions and prices. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. These concerns expanded to include derivatives, securitized assets and a broad range of other debt securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, and sectors. As a result, debt instruments have experienced, and may in the future experience, liquidity issues, increased price volatility, credit downgrades, and increased likelihood of default. Debt securities may be difficult to value during such periods. These market conditions may have an adverse effect on the Trust’s investments and hamper the Trust’s ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments. Because the Trust invests heavily in fixed income securities and related investments, it may underperform during periods of rising interest rates. Market conditions may also make it more difficult or impossible for the Trust to use leverage to the degree required, or make any such leverage more expensive (for example, by increasing interest expense). In addition, these conditions may directly and adversely affect the setting of dividend rates on the common shares.

In recent periods, governmental financial regulators, including the U.S. Federal Reserve, have taken steps to maintain historically low interest rates by purchasing bonds. Steps by those regulators to curtail or “taper” such activities could result in the effects described above, and could have a material adverse effect on prices for debt securities and on the management of the Trust.

The recent market conditions have also caused domestic and international issuers to seek capital infusions to strengthen their financial positions or to remain financially viable. These capital infusions have taken a variety of forms, including the public or private issuance of additional debt securities, equity securities or both, which have been purchased by, among others, public and private investors, government agencies, and sovereign wealth funds. If the Trust owns shares of an issuer that sells additional equity securities and the Trust cannot or chooses not to purchase shares in the offering, the Trust’s interest in the issuing company will be diluted.

RISKS OF INVESTING IN A TRUST WITH ANTI-TAKEOVER PROVISIONS

The Trust’s Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Trust or convert the Trust to open-end status. These provisions could deprive the holders of common shares of opportunities to sell their common shares at a premium over the then current market price of the common shares or at net asset value. See “Anti-Takeover Provisions in the Agreement and Declaration of Trust” on page 88 of this prospectus.

KEY ADVISER PERSONNEL RISK

The Trust’s ability to identify and invest in attractive opportunities is dependent upon the Investment Adviser. If one or more key individuals leaves the Investment Adviser, the Investment Adviser may not be able to hire qualified replacements or may require an extended time to do so. This situation could prevent the Trust from achieving its investment objectives.

RISKS RELATING TO DILUTION OF SHAREHOLDERS’ INTERESTS

Shareholders’ interests in the Trust may be diluted if they do not fully exercise their subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then there will be an immediate dilution of the aggregate net asset value of our shares. In the event we issue subscription rights, shareholders who do not fully exercise their rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. Such dilution is not currently determinable because it is not known what proportion of the shares will be purchased as a result of such rights offering. Any such dilution will disproportionately affect non-exercising shareholders. This dilution could be substantial. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of the rights offering or what proportion of the shares will be purchased as a result of such rights offering.

RISKS RELATING TO TRUST’S TAX STATUS

To remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Trust must meet certain source of income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Trust must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in stock or other securities. In some cases, if the Trust fails to meet these income requirements at the end of a taxable year, it will be able to cure such failure by paying a Trust-level tax to avoid the loss of its RIC status; such tax could be substantial. The Trust must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter will result in the Trust’s loss of RIC status, unless it is able to cure such failure, for instance, by disposing of certain investments, including at disadvantageous times and prices, and, in some cases, by paying a Trust-level tax.

In addition, in order to be eligible for the special tax treatment accorded RICs, the Trust must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (generally-its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. Because the Trust currently maintains a credit facility, a margin facility, and may use additional debt financing in the future, the Trust is subject to certain asset coverage ratio requirements under the Investment Company Act that could, under certain circumstances, restrict the Trust from making the distributions necessary to satisfy this annual distribution requirement and to avoid corporate-level U.S. federal income or excise taxes. Any taxable income (including net long-term capital gains) that the Trust is unable to distribute will be subject to corporate-level tax at regular corporate rates. Further, if the Trust fails to meet the annual distribution requirement or either of the other RIC qualification requirements in respect of a taxable year and is ineligible to or otherwise does not cure such failure for any such year, all of its taxable income regardless of whether timely distributed to shareholders will be subject to corporate-level tax and all of its distributions from earnings and profits (including from net long-term capital gains) will be taxable to shareholders as ordinary income.

In any such event, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Trust and its shareholders. In addition, in some cases, the Trust could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-RELATED RISKS OF INVESTMENTS GENERATING NON-CASH TAXABLE INCOME

Certain of the Trust’s investments will require the Trust to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Trust expects that a substantial portion of its investments in loans and other debt obligations will be treated as having “market discount” and/or “original issue discount” for U.S. federal income tax purposes, which, in some cases, could be significant. Because the Trust may be required to recognize income in respect of these investments before or without receiving cash representing such income, the Trust may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Trust-level U.S. federal income or excise taxes. Accordingly, the Trust may be required to sell portfolio securities, including at potentially disadvantageous times or prices, raise additional debt or equity capital, or reduce new investments, to obtain the cash needed to make these income distributions. If the Trust liquidates portfolio securities to raise cash, the Trust may realize gain or loss on such liquidations; in the event the Trust realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

CERTAIN AFFILIATIONS

Certain broker-dealers may be considered to be affiliated persons of the Trust or the Investment Adviser. Absent an exemption from the SEC or other regulatory relief, the Trust is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Trust’s ability to engage in securities transactions and take advantage of market opportunities. In addition, unless and until the underwriting syndicate is broken in connection with the initial public offering of the securities, the Trust will be precluded from effecting principal transactions with brokers who are members of the syndicate.

LIMITATIONS OF CREDIT RATINGS

Credit ratings represent only the opinion of the rating agency with respect to the ability of the issuer to make principal and interest payments on the securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating organization may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of the security, an inherent conflict of interest may exist that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating organization changes the rating assigned to one or more of the Trust’s portfolio securities, the Trust is not required to sell the relevant securities.

Management of the Trust

TRUSTEES AND OFFICERS

The Board of Trustees of the Trust (the “Board”) is responsible for the overall management of the Trust, including supervision of the duties performed by the Investment Adviser. There are four trustees of the Trust. Three of the trustees are not “interested persons” (as defined in the Investment Company Act) of the Trust. The names and business addresses of the trustees and officers of the Trust and their principal occupations and other affiliations during the past five years are set forth under “Management of the Trust” in the Statement of Additional Information.

INVESTMENT ADVISER

NexPoint Advisors, L.P. acts as the Trust’s investment adviser. The Investment Adviser is located at 200 Crescent Court, Suite 700, Dallas, Texas 75201. As of December 31, 2013, the Investment Adviser, together with its affiliates, managed approximately $19 billion in assets on behalf of investors around the world. The Investment Adviser is controlled by James Dondero by virtue of his control of its general partner, NexPoint Advisors GP, LLC.

Responsibilities. The Investment Adviser provides the following services to the Trust: (i) furnishes an investment program for the Trust; (ii) determines, subject to the overall supervision and review of the Board, the investments to be purchased, held, sold or exchanged by the Trust and the portion, if any, of the assets of the Trust to be held uninvested; (iii) makes changes in the investments of the Trust; and (iv) votes, exercises consents, and exercises all other rights pertaining to such investments. Subject to the foregoing, the Investment Adviser, at its own expense, will have the authority to engage one or more sub-advisers in connection with the portfolio management of the Trust, which sub-advisers may be affiliates of the Investment Adviser; provided, however, that the Investment Adviser shall remain responsible to the Trust with respect to its duties and obligations set forth in the investment advisory agreement.

Compensation. In return for its advisory services, the Investment Adviser receives an annual fee, payable monthly, in an amount equal to 1.00% of the average weekly value of the Trust’s Managed Assets (the “Advisory Fee”). The accrued fees are payable monthly as promptly as possible after the end of each month during which the investment advisory agreement is in effect. A discussion regarding the basis for the approval of the investment advisory agreement by the Board is available in the Trust’s report to shareholders for the period ended December 31, 2013.

Potential Conflicts of Interest. The Investment Adviser is an affiliate of Highland Capital Management Fund Advisors, L.P. (“HCMFA”). Actual or apparent conflicts of interest may arise because the Investment Adviser and HCMFA manage more than one account. For example, if a portfolio manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of the opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Investment Adviser has adopted procedures for allocating portfolio transactions across multiple accounts. Under the procedures, investment opportunities are allocated in a fair and equitable manner among the Trust and other funds and accounts managed by the Investment Adviser in accordance with the Investment Adviser’s allocation procedures, but may not be allocated on a strictly pro rata basis. Therefore, in certain instances the Trust may not be able to participate in limited investment opportunities that are allocated to other funds or accounts (or may participate on a more limited basis than would be the case if investments were allocated pro rata). Having separate transactions with respect to a security may cause the Trust or other accounts to pay a higher price or sell at a lower price than would be the case if trades were not aggregated.

During periods in which the Trust is using leverage, the fees paid to the Investment Adviser for investment advisory services and to the Administrator for administrative services will be higher than if the Trust did not use leverage because the fees paid will be calculated on the basis of the Trust’s Managed Assets, which may create an incentive for the Investment Adviser to leverage the Trust or to leverage using strategies that increase the Investment Adviser’s fee. Furthermore, the Investment Adviser will also benefit to the extent that the Trust’s Managed Assets are derived from the reinvested collateral received on portfolio securities loaned.

In addition to the Advisory Fee of the Investment Adviser, the Trust pays all other costs and expenses of its operations, including, but not limited to, compensation of its trustees (other than those affiliated with the Investment Adviser), custodian, transfer and dividend disbursing agent expenses, legal fees, listing fees and expenses, expenses of independent auditors, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and reimbursement of actual expenses of the Investment Adviser or others for registration and maintenance of the Trust’s registration with the Commission and other jurisdictions and taxes, if any.

Pursuant to the Trust’s investment advisory agreement, the Trust has undertaken to indemnify the Investment Adviser and its partners, officers, employees, agents, and controlling persons for certain liabilities arising under the agreement, except liabilities arising from their willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his position. In accordance with the indemnification provision in the Trust’s Investment Advisory Agreement, the Trust has in the past indemnified the Investment Adviser from time to time, and may continue to do so in the future.

ADMINISTRATOR/SUB-ADMINISTRATOR

Under an administration agreement dated June 29, 2006 and amended June 6, 2008, (the “Administration Agreement”), the Investment Adviser provides administration services to the Trust, provides executive and other personnel necessary to administer the Trust and furnishes office space. Some of the administrative services provided by the Investment Adviser under the Administration Agreement, include, but are not limited to:

•	preparing and coordinating the Trust’s state filings;

•	determining and overseeing publication of the Trust’s NAV and distribution amounts;

•	overseeing and liaising with services providers, such as the custodian and transfer agent;

•	monitoring leverage compliance;

•	coordinating the negotiation of credit agreements and other agreements with counterparties;

•	investigating customer complaints;

•	determining and monitoring expense accruals;

•	authorizing expenditures and bill payments on behalf of the Trust; and

•	performing such additional administrative duties as requested by the Trust.

Effective June 14, 2012, NexPoint Advisors, L.P. became the investment advisor and administrator to the Trust. Prior to June 14, 2012, HCMFA (formerly Pyxis Capital, L.P.) was the investment advisor and administrator to the Trust. The Investment Adviser will receive an annual fee, payable monthly, in an amount equal to 0.20% of the average weekly value of the Trust’s Managed Assets. The Investment Adviser earned for administration services $549,473 in fees from June 14, 2012 through December 31, 2012 and $1,603,454 in fees for the fiscal year ended December 31, 2013. HCMFA earned $56,574 in fees from January 1, 2012 through June 14, 2012 and $1,193,860 and $1,322,308 in fees for the fiscal years ended December 31, 2011 and December 31, 2010, respectively. The accrued fees are payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. The Investment Adviser may waive a portion of its fees. Under a separate sub-administration agreement, dated January 7, 2013, the Investment Adviser has delegated certain administrative functions to State Street Bank and Trust Company (“State Street”), at an annual rate, payable by the Investment Adviser, of 0.01% of the average weekly value of the Trust’s Managed Assets. Some of the administrative services delegated to State Street, include, but are not limited to, preparing monthly security transaction listings; coordinating communications with other service providers; coordinating printing of shareholder reports; monitoring compliance with various regulatory schemes applicable to the Trust; assisting in preparation of proxy materials, fidelity bond and insurance policies and with Commission examination and responses thereto; and coordinating preparation of board materials.

AFFILIATED BROKERAGE

The Trust pays brokerage commissions to NexBank Securities, Inc., an affiliate of the Investment Adviser, in connection with brokerage services provided. For more information regarding brokerage commissions, please refer to “Portfolio Transactions and Brokerage” in the Trust’s Statement of Additional Information.

PORTFOLIO MANAGER

The Trust’s portfolio manager is James Dondero. Mr. Dondero has managed the portfolio since September 2012. His investment decisions are not subject to the oversight, approval or ratification of a committee.

Mr. Dondero has over 25 years of experience in the credit markets. In addition to his role at the Investment Adviser, Mr. Dondero is the President of Highland Capital Management, L.P., which he co-founded in 1993. Prior to founding Highland, Mr. Dondero served as Chief Investment Officer of Protective Life’s GIC subsidiary and helped grow the business from concept to over $2 billion between 1989 and 1993. His portfolio management experience includes mortgage-backed securities, investment grade corporates, leveraged bank loans, high-yield bonds, emerging market debt, derivatives, and equity securities. He received a BS in Commerce (Accounting and Finance) from the University of Virginia. Mr. Dondero is a Certified Public Accountant, a Certified Management Accountant, and a Chartered Financial Analyst.

The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities issued by the Trust.

Determination of Net Asset Value

The net asset value of the common shares of the Trust is computed based upon the value of the Trust’s investment portfolio securities and other assets. Net asset value per common share is determined daily on each day that the NYSE is open for business as of the close of the regular trading session on the NYSE, usually 4:00 p.m., Eastern time. The NYSE is open Monday through Friday, but currently is scheduled to be closed on New Year’s Day, Dr. Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day or on the preceding Friday or subsequent Monday when a holiday falls on a Saturday or Sunday, respectively.

The Trust calculates net asset value per common share by subtracting liabilities (including accrued expenses or dividends) from the total assets of the Trust (the value of the securities plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of outstanding common shares of the Trust.

VALUATIONS

The Trust uses the following valuation methods to determine either current market value for investments for which market quotations are available or, if not available, the fair value, as determined in good faith pursuant to policies and procedures approved by the Board:

•	The market value of each security listed or traded on any recognized securities exchange or automated quotation system will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded, except that debt securities that are not credit-impaired and have remaining maturities of 60 days or less will be valued at amortized cost, a method of valuation that approximates market value. If no sale is reported on that date, the Investment Adviser utilizes, when available, pricing quotations from principal market makers. Such quotations may be obtained from third-party pricing services or directly from investment brokers and dealers in the secondary market. Generally, the Trust’s loan and bond positions are not traded on exchanges and consequently are valued based on market prices received from third-party pricing services or broker-dealer sources.

•	Dividends declared but not yet received, and rights in respect of securities which are quoted ex-dividend or ex-rights, will be recorded at the fair value thereof, as determined by the Investment Adviser, which may (but need not) be the value so determined on the day such securities are first quoted ex-dividend or ex-rights.

•	Listed options, or over-the-counter options for which representative brokers’ quotations are available, will be valued in the same manner as listed or over-the-counter securities as hereinabove provided. Premiums for the sale of such options written by the Trust will be included in the assets of the Trust, and the market value of such options shall be included as a liability.

•	The Trust’s non-marketable investments will generally be valued in such manner as the Investment Adviser determines in good faith to reflect their fair values under procedures established by, and under the general supervision and responsibility of, the Board. The pricing of all assets that are fair valued in this manner will be subsequently reported to and ratified by the Board. Pursuant to the Trust’s pricing procedures, securities for which market quotations are not readily available may include securities that are subject to legal or contractual restrictions on resale, securities for which no or limited trading activity has occurred for a period of time, or securities that are otherwise deemed to be illiquid (i.e., securities that cannot be disposed of within seven days at approximately the price at which the security is currently priced by the Trust). Swaps and other derivatives would generally fall under this category.

When determining the fair value of an asset, the Investment Adviser seeks to determine the price that the Trust might reasonably expect to receive from the current sale of that asset in an arm’s-length transaction. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value determinations are based upon all available factors that the Investment Adviser deems relevant. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

DETERMINATIONS IN CONNECTION WITH OFFERINGS

In connection with any primary offering of the Trust’s common shares, the Trust will need to make the determination that it is not selling its common shares at a price below its then current net asset value at the time at which the sale is made. To the extent that there is a possibility that the Trust may (i) issue common shares at a price below the then current net asset value of its common shares at the time at which the sale is made, or (ii) trigger the undertaking (which the Trust provided to the Commission in the registration statement to which this prospectus is a part) to suspend the offering of its common shares pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the Trust may elect, in the case of clause (i) above, to postpone the offering until such time that there is no longer the possibility of the occurrence of such event and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

Distributions

Subject to market conditions, the Trust expects to declare dividends on the Trust’s common shares on a monthly basis. The Trust intends to pay any net capital gain distributions annually.

Various factors will affect the level of the Trust’s current income and current gains, such as its asset mix and the Trust’s use of options and other derivative transactions. To permit the Trust to maintain more stable monthly dividends and annual capital gain distributions, the Trust may from time to time distribute less than the entire amount of income and gains earned in the relevant month or year, respectively. The undistributed income and gains would be available to supplement future distributions. As a result, the distributions paid by the Trust for any particular period may be more or less than the amount of income and gains actually earned by the Trust during the applicable period. Undistributed income and gains will add to the Trust’s net asset value, and, correspondingly, distributions from previously undistributed income and gains, as well as from capital, if any, will be deducted from the Trust’s net asset value.

Shareholders will automatically have all dividends and distributions reinvested in common shares issued by the Trust or common shares of the Trust purchased in the open market in accordance with the Trust’s Dividend Reinvestment Plan unless an election is made to receive cash. Each participant in the Trust’s Dividend Reinvestment Plan will pay a pro rata portion of brokerage commissions incurred in connection with open market purchases, and participants requesting a sale of securities through the plan agent of the Trust’s Dividend Reinvestment Plan are subject to a sales fee and a brokerage commission. See “Dividend Reinvestment Plan.”

Dividend Reinvestment Plan

Unless the registered owner of common shares elects to receive cash by contacting the Plan Agent, all dividends declared for the common shares of the Trust will be automatically paid in the form of, or reinvested by American Stock Transfer & Trust Company (“AST”) (the “Plan Agent”), agent for shareholders in administering the Trust’s Dividend Reinvestment Plan (the “Plan”), in, additional common shares of the Trust. If you are a registered owner of common shares and elect not to participate in the Plan, you will receive all dividends or other distributions (together, a “dividend”) in cash paid by check mailed directly to you (or, if the shares are held in street or other nominee name, then to such nominee) by AST, as dividend disbursing agent. You may elect not to participate in the Plan and to receive all dividends in cash by sending written instructions or by contacting AST, as dividend disbursing agent, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by contacting the Plan Agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend. Some brokers may automatically elect to receive cash on your behalf and may reinvest that cash in additional shares of the Trust for you.

The Plan Agent will open an account for each shareholder under the Plan in the same name in which such shareholder’s shares are registered. Whenever the Trust declares a dividend payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares from the Trust (“newly issued shares”) or (ii) by purchase of outstanding common shares on the open market (“open-market purchases”) on the New York Stock Exchange or elsewhere.

If, on the payment date for any dividend, the market price per common share plus estimated brokerage commissions is greater than the net asset value per common share (such condition being referred to herein as “market premium”), the Trust will issue common shares, including fractions, to the participants in the amount of the dividend. The number of newly issued common shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per common share on the payment date; provided that, if the net asset value per common share is less than 95% of the market price per common share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per common share on the payment date.

If, on the payment date for any dividend, the net asset value per common share is greater than the market value per common share plus estimated brokerage commissions (such condition being referred to herein as “market discount”), the Plan Agent will invest the dividend amount in common shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any dividend, the Plan Agent will have until the last business day before the next date on which the common shares trade on an “ex-dividend” basis or 120 days after the payment date for such dividend, whichever is sooner (the “last purchase date”), to invest the dividend amount in common shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the “ex-dividend” date of the third month of the quarter. If, before the Plan Agent has completed its open-market purchases, the market price of a common share exceeds the net asset value per common share, the average per common share purchase price paid by the Plan Agent may exceed the net asset value of the common shares, resulting in the acquisition of fewer common shares than if the dividend had been paid in newly issued common shares on the dividend payment date. Because of the foregoing difficulty with respect to open-market purchases, if the Plan Agent is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued common shares at the net asset value per common share at the close of business on the last purchase date. The number of newly issued common shares to be credited to each participant’s account will be determined by dividing the dollar amount of the uninvested portion of the dividend by the net asset value per common share on the payment date; provided that, if the net asset value per common share is less than 95% of the market price per common share on the payment date, the dollar amount of the uninvested portion of the dividend will be divided by 95% of the market price per common share on the payment date.

The Plan Agent maintains all shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instructions of the participants.

In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of common shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to common shares issued directly by the Trust. However, each participant will pay a pro rata share of brokerage commissions incurred in connection with open-market purchases. The automatic reinvestment of dividends will not relieve participants of any tax that may be payable (or required to be withheld) on such dividends. Accordingly, any taxable dividend received by a participant that is reinvested in additional common shares will be subject to U.S. federal (and possibly state and local) income tax even though such participant will not receive a corresponding amount of cash with which to pay such taxes. See “Tax Matters.” Participants who request a sale of shares through the Plan Agent are subject to a $2.50 sales fee and pay a brokerage commission of $0.05 per share sold.

The Trust reserves the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence concerning the Plan should be directed to the Plan Agent at American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219; telephone (718) 921-8200.

Shareholder Loyalty Program

To promote loyalty and long-time alignment of interests among the Trust’s shareholders, the Investment Adviser offers an incentive to shareholders that buy and hold the Trust’s common shares for a period of at least twelve months through its Shareholder Loyalty Program (the “Program”). To participate in the Program, existing shareholders must open an account (the “Account”) with the Program’s administrator, AST. Subsequently, if a participant makes contributions to the Account during a defined trading period to purchase shares, the Investment Adviser will make a corresponding contribution to create an effective 2% gross up of the participant’s contributions. More specifically, the Investment Adviser’s contribution will account for 2% of the total sum contributed by both the participant and the Investment Adviser. For example, if a participant contributes $9,800 to the Account during a defined trading period to purchase shares, the Investment Adviser will make a corresponding contribution of $200, or 2% of the total $10,000, to purchase additional shares for the participant (the “Bonus Shares”). In addition, Program participants will not be required to pay any customary selling commissions or distribution fees on the purchase of shares under the Program. The Investment Adviser will bear the costs of brokerage fees in connection with the Program out of its own profits.

While the portion of the Trust’s common shares that are acquired through the participant’s contribution will vest immediately, Bonus Shares will not vest until the first anniversary of the date that the Bonus Shares were purchased. Vested shares will be held in the Account and Bonus Shares will be held in an account at AST for the conditional benefit of the shareholder. Under the Program, participants must purchase a minimum of $10,000 worth of shares in the initial subscription and $5,000 in each subsequent subscription, unless the Investment Adviser, in its sole discretion, decides to permit subscriptions for a lesser amount. If the Trust’s common shares are trading at a discount, AST will purchase common shares on behalf of participants in open-market purchases. If the Trust’s common shares are trading at a premium, AST may purchase common shares on behalf of participants in open-market purchases or the Trust may sell common shares to the Shareholder Loyalty Program by means of this prospectus or otherwise. See “Plan of Distribution.”

All dividends received on shares that are purchased under the Program will be automatically reinvested through the Program. A participant’s interest in a dividend paid to the holder of a vested share will vest immediately. A participant’s interest in a dividend paid to the holder of a Bonus Share will vest at the same time that the Bonus Share’s vesting requirements are met. In addition, for dividends paid to holders of shares that were purchased with a participant’s contributions, the Investment Adviser will make a corresponding contribution to the amount of the reinvested dividend to create an effective 2% gross up of the dividend amount.

AST maintains all shareholders’ accounts in the Program and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Shares in the account of each Program participant will be held by AST on behalf of the Program participant, and each shareholder proxy will include those shares purchased or received pursuant to a Program. AST will forward all proxy solicitation materials to participants and vote proxies for shares held under the Program in accordance with the instructions of the participants.

In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, AST will administer the Program on the basis of the number of common shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the Program.

The Trust and the Investment Adviser reserve the right to amend or terminate the Program. To help align the interests of the Investment Adviser’s employees with the interests of the Trust’s shareholders, the Investment Adviser offers a similar program to its employees.

Participants in the Program should be aware that their receipt of Bonus Shares under the Program constitutes taxable income to them. In addition, such participants owe taxes on that portion of any distribution that constitutes taxable income in respect of shares of our common stock held in their Program accounts, whether or not such shares of common stock have vested in the hands of the participants. To the extent any payments or distributions under the Program are subject to U.S. federal, state or local taxes, the Trust, any participating affiliate of the Trust or the agent for the Program may satisfy its tax withholding obligation by (1) withholding shares of Stock allocated to the participant’s account, (2) deducting cash from the participant’s account or (3) deducting cash from any other compensation the participant may receive. Program participants should consult their tax advisers regarding the tax consequences to them of participating in the Program.

The Program may create an incentive for shareholders to invest additional amounts in the Trust. Because the Investment Adviser’s management fee is based on a percentage of the assets of the Trust, the Program will result in increased net revenues to the Investment Adviser if the increase in the management fee due to the increased asset base offsets the costs associated with establishing and maintaining the Program.

Description of Capital Structure

This prospectus contains a summary of the common shares, preferred shares, and subscription rights. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement will contain the material terms and conditions for each security.

Any of the securities described herein and in any prospectus supplement may be issued separately or as part of a unit consisting of two or more securities (for example, common shares and rights), which may or may not be separable from one another. If such units are publicly offered, they and their underlying securities will be registered under the Securities Act of 1933 prior to completion of the offering.

COMMON SHARES

The Trust is a statutory trust organized under the laws of the State of Delaware pursuant to an Agreement and Declaration of Trust dated as of March 10, 2006. The Trust is authorized to issue an unlimited number of common shares of beneficial interest, par value $0.001 per share. Each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the trustees shall have the power to cause shareholders to pay expenses of the Trust by setting off charges due from shareholders from declared but unpaid dividends or distributions owed such shareholders and/or by reducing the number of common shares owned by such shareholder. The Trust currently is not aware of any expenses that will be paid pursuant to this provision, except to the extent fees payable under its Dividend Reinvestment Plan are deemed to be paid pursuant to this provision.

The Trust intends to hold annual meetings of shareholders so long as the common shares are listed on a national securities exchange and such meetings are required as a condition to such listing. All common shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Trust will send annual and semi-annual reports, including financial statements, to all holders of its shares.

The Trust has no present intention of offering any additional shares other than the securities offered pursuant to this prospectus and common shares issued under the Trust’s Dividend Reinvestment Plan. Any additional offerings of shares will require approval by the Board. Any additional offering of common shares will be subject to the requirements of the Investment Company Act, which generally provides that shares may not be issued at a price below the then current net asset value, exclusive of sales load, except in connection with an offering to existing holders of common shares or with the consent of a majority of the Trust’s common shareholders.

Any additional offerings of common shares would result in current shareholders owning a smaller proportionate interest in the Trust than they owned prior to such offering to the extent that shareholders do not purchase sufficient shares in such offering to maintain their percentage interest. The Trust’s net asset value would be reduced immediately following an offering of the shares due to the costs of such offering, which will be borne entirely by the Trust. The sale of shares by the Trust (or the perception that such sales may occur) may have an adverse effect on prices of shares in the secondary market. An increase in the number of shares available may put downward pressure on the market price for shares. If the Trust were unable to invest the proceeds of an additional offering of shares as intended, the Trust’s per share distribution may decrease and the Trust may not participate in market advances to the same extent as if such proceeds were fully invested as planned.

The Trust’s common shares are listed on the New York Stock Exchange under the symbol “NHF.” Unlike open-end funds, closed-end funds like the Trust do not continuously offer shares and do not provide daily redemptions. Rather, if a shareholder determines to buy additional common shares or sell shares already held, the shareholder may do so by trading through a broker on the New York

Stock Exchange or otherwise. Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Because the market value of the common shares may be influenced by such factors as dividend levels (which are in turn affected by expenses), dividend stability, net asset value, relative demand for and supply of such shares in the market, general market and economic conditions and other factors beyond the control of the Trust, the common shares may not trade at a price equal to or higher than net asset value in the future. The common shares are designed primarily for long-term investors, and you should not purchase the common shares if you intend to sell them soon after purchase. See the Statement of Additional Information under “Repurchase of Common Shares.”

The following table provides information about the Trust’s outstanding shares as of April 21, 2014. The Trust does not currently hold any of its shares for its own account.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	63,881,472

Pursuant to Section 3.8 of the Trust’s Agreement and Declaration of Trust, the Board of Trustees of the Trust has the power to cause each holder of common or preferred shares of the Trust to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, shareholder servicing or similar agent, a pro rata amount as determined from time to time by the Board of Trustees of the Trust, by setting off such charges due from such shareholder from declared but unpaid dividends or distributions owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional shares which represents the outstanding amount of such charges due from such shareholder. In the event the Trustees determine to cause each shareholder to pay certain expenses directly by setting off such expenses due from a shareholder from dividends payable to such shareholder, the shareholder generally will be deemed to receive, and incur U.S. federal income taxes on, the full amount of the distribution paid to such shareholder, prior to its reduction by the expenses allocated to the shareholder. Alternatively, to the extent the Trustees determine to cause each shareholder to pay certain expenses directly by reducing the number of shares in the shareholder’s account by the amount of the expenses allocated to the shareholder, such reduction in shares generally will constitute a redemption for U.S. federal income tax purposes, giving rise to capital gain or loss on the shares redeemed. See “Tax Matters” below for more information about the tax treatment of distributions and redemptions from the Trust. In either case, the expenses directly charged to the shareholder generally will be deductible by such shareholder for U.S. federal income tax purposes, but may be subject to the 2% floor on miscellaneous itemized deductions and other significant limitations on itemized deductions set forth in the Code.

For information concerning the U.S. federal income tax consequences of an investment in common shares of the Trust, See “Tax Matters” below and “Tax Matters” in the Statement of Additional Information.

PREFERRED SHARES

The Trust’s Agreement and Declaration of Trust provides that the Board may authorize and issue preferred shares with rights as determined by the Board, by action of the Board without the approval of the holders of the common shares. Holders of common shares have no preemptive right to purchase any preferred shares that might be issued. Whenever preferred shares are outstanding, the Trust will not be permitted to declare any distributions from the Trust unless all accrued dividends on preferred shares have been paid, unless asset coverage (as defined in the Investment Company Act) with respect to preferred shares would be at least 200% after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating the preferred shares have been met.

Although it has no current intention to do so in the next twelve months, the Trust may issue preferred shares as part of its leverage strategy. Although the terms of any preferred shares, including dividend rate, liquidation preference and redemption provisions, will be determined by the Board, subject to applicable law and the Trust’s Agreement and Declaration of Trust, it is likely that the preferred shares will be structured to carry a relatively short-term dividend rate reflecting interest rates on short-term bonds, by providing for the periodic redetermination of the dividend rate at relatively short intervals through an auction, remarketing or other procedure. The Trust also believes that it is likely that the liquidation preference, voting rights and redemption provisions of the preferred shares will be similar to those stated below.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Trust, the holders of preferred shares will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per preferred share plus accrued and unpaid dividends, whether or not declared, before any distribution of assets is made to holders of common shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of preferred shares will not be entitled to any further participation in any distribution of assets by the Trust.

Voting Rights. The Investment Company Act requires that the holders of any preferred shares, voting separately as a single class, have the right to elect at least two trustees at all times. The remaining trustees will be elected by holders of common shares and preferred shares, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any preferred shares have the right to elect a majority of the trustees of the Trust at any time two years’ dividends on any preferred shares are unpaid. The Investment Company Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding preferred shares, voting separately as a class, would be required to (i) adopt any plan of reorganization that would adversely affect the preferred shares, and (ii) take any action requiring a vote of security holders under Section 13(a) of the Investment Company Act, including, among other things, changes in the Trust’s subclassification as a closed-end investment company or changes in its fundamental investment restrictions. As a result of these voting rights, the Trust’s ability to take any such actions may be impeded to the extent that there are any preferred shares outstanding. The Board presently intends that, except as otherwise indicated in this prospectus and except as otherwise required by applicable law, holders of preferred shares will have equal voting rights with holders of common shares (one vote per share, unless otherwise required by the Investment Company Act) and will vote together with holders of common shares as a single class.

The affirmative vote of the holders of a majority of the outstanding preferred shares, voting as a separate class, will be required to amend, alter or repeal any of the preferences, rights or powers of holders of preferred shares that materially and adversely affect such preferences, rights or powers, or to increase or decrease the authorized number of preferred shares. The class vote of holders of preferred shares described above will in each case be in addition to any other vote required to authorize the action in question.

Redemption, Purchase and Sale of Preferred Shares by the Trust. The terms of the preferred shares are expected to provide that (i) they are redeemable by the Trust in whole or in part at the original purchase price per share plus accrued dividends per share, (ii) the Trust may tender for or purchase preferred shares, and (iii) the Trust may subsequently resell any shares so tendered for or purchased.

Any redemption or purchase of preferred shares by the Trust will reduce the leverage applicable to the common shares, while any resale of shares by the Trust will increase that leverage.

The discussion above describes the possible offering of preferred shares by the Trust. If the Board determines to proceed with such an offering, the terms of the preferred shares may be the same as, or different from, the terms described above, subject to applicable law and the Trust’s Agreement and Declaration of Trust. The Board, without the approval of the holders of common shares, may authorize an offering of preferred shares or may determine not to authorize such an offering and may fix the terms of the preferred shares to be offered.

If preferred shares are offered in the future, such shares will be registered under the Securities Act of 1933 prior to the offering.

SUBSCRIPTION RIGHTS

General

We may issue subscription rights to our shareholders to purchase common shares. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to our shareholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our shareholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the period of time the offering would remain open;

•	the title of such subscription rights;

•	the exercise price for such subscription rights (or method of calculation thereof);

•	the ratio of the offering;

•	the number of such subscription rights issued to each shareholder;

•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

•	any termination right we may have in connection with such subscription rights offering; and

•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common shares at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Under the Investment Company Act, we may generally only offer subscription rights that expire not later than 120 days after their issuance and are issued exclusively and ratably to a class or classes of our security holders. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the common shares purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement. The Trust’s common shareholders will indirectly bear all of the expenses of any subscription rights offerings, regardless of whether the Trust’s common shareholders exercise any subscription rights.

Dilutive Effect

The Trust may effectuate one or more rights offering, as part of which the Trust will issue subscription rights. In any such event, shareholders who do not fully exercise their subscription rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in the Trust than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of such rights offering. These shareholders will also experience a disproportionately greater decrease in their participation in the Trust’s earnings and assets and their voting power than the increase the Trust will experience in its assets, potential earning power and voting interests due to such offering. These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases. Further, if current shareholders do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current net asset value, their voting power will be diluted.

In addition, if the subscription price in any such offering is less than the net asset value per share of our common shares, then shareholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of a rights offering or what proportion of the shares will be purchased as a result of such rights offering. Any dilution could be substantial and may be compounded by any subsequent rights offering the Trust may undertake.

U.S. Federal Income Tax Consequences of an Issuance of Subscription Rights to Common Shareholders

The following is a summary of the material U.S. federal income tax consequences of an issuance of subscription rights to our common shareholders pursuant to this prospectus (for purposes of this section, each such issuance is referred to as an “offer” and each subscription right, a “right”), under the provisions of the Code, U.S. Treasury regulations promulgated under the Code (“Treasury regulations”), and other applicable authority in effect as of the date of the prospectus that are generally applicable to common shareholders and other holders of rights to purchase common shares who are “United States persons” within the meaning of the Code. This summary does not address any state, local, foreign or other tax consequences. These authorities may be changed, possibly with retroactive effect, or subject to new legislative, administrative, or judicial action. Common shareholders or other holders of rights should consult their tax advisors regarding the tax consequences, including U.S. federal, state, or local, or foreign or other tax consequences, relevant to their particular circumstances. This summary assumes that the rights are issued separately by the Trust, and not part of a unit consisting of two or more securities.

The Trust believes that the value of any right issued pursuant to an offer will not be includible in the income of a common shareholder at the time the right is issued, and the Trust will not report to the IRS that a common shareholder has income as a result of the issuance of the right; however, depending on the specific terms of the offer, there may be no guidance directly on point concerning certain aspects of the taxation of the offer. The remainder of this discussion assumes that the receipt of the rights by common shareholders will not be a taxable event for U.S. federal income tax purposes.

The basis of a right issued to a common shareholder will be zero and the basis of the common share(s) with respect to which the right was issued (the “Old Share(s)”) will remain unchanged, except that the shareholder must allocate its basis in the Old Share(s) between the Old Shares and the right in proportion to their respective fair market values on the date of distribution of the right if (i) either (a) the fair market value of the right on the date of distribution is at least 15% of the fair market value of the Old Share(s) on that date, or (b) the shareholder affirmatively elects (in the manner set out in Treasury regulations) to allocate to the right a portion of the basis of the Old Share(s), and (ii) the right does not expire unexercised in the hands of the shareholder (i.e., the shareholder either exercises or sells the right following its issuance). In compliance with Treasury regulations, the Trust will report to the common shareholders and to the IRS within 45 days of the distribution of the rights (or, if earlier, January 15 of the year following the calendar year of the distribution), either by mail or on the Trust’s website, the effect, if any, of the offer on the common shareholders’ basis in their Old Shares. Any determination the Trust makes with respect to the value of the rights in connection with this reporting requirement will not be binding on the IRS. Shareholders should consult with their tax advisers to determine the proper allocation, if any, of tax basis between rights and Old Shares, including whether the election described above would be appropriate for their situation.

No loss will be recognized by a common shareholder if a right distributed to such shareholder expires unexercised in the hands of such shareholder.

The basis of a right purchased in the market generally will be its purchase price. If a right that has been purchased in the market expires unexercised, the holder will recognize a loss equal to the basis of the right.

Any gain or loss on the sale of a right or, in the case of rights purchased in the market, any loss from a right that expires unexercised, will be a capital gain or loss if the right is held as a capital asset (which, in the case of rights issued to common shareholders, will normally depend on whether the Old Shares are held as capital assets), and will be a long-term capital gain or loss if the holding period of the right exceeds (or is deemed to exceed) one year. The deductibility of capital losses is subject to limitation. The holding period of a right issued to a common shareholder will include the holding period of the Old Share(s).

No gain or loss will be recognized by a holder upon the exercise of a right, and the basis of any common share acquired upon exercise (the “New Share”) will equal the sum of the basis, if any, of the right and the subscription price for the New Share. When a holder exercises a right, the holder’s holding period in the New Share(s) does not include the time during which the holder held the unexercised right; the holding period of the New Share(s) will begin no later than the date following the date of exercise of the right.

Employee retirement plans and other tax-exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of rights, they may become subject to the tax on unrelated business taxable income (“UBTI”) under Section 511 of the Code. If any portion of an individual retirement account (“IRA”) is used as security for a loan, the portion so used may also be treated as distributed to the IRA depositor.

For more information relating to the U.S. federal income tax consequences of an investment in the Trust, see “Tax Matters” below and “Tax Matters” in the Statement of Additional Information.

Previous Rights Offerings

On January 18, 2008, the Trust offered subscription rights to its common shareholders. The net proceeds from this rights offering was $143.6 million, and 85% of these proceeds were used to purchase loans, with the remaining 15% used to purchase bonds. The Trust was able to fully invest the proceeds within two months of the rights offering.

EMPLOYEE PLAN CONSIDERATIONS

Shareholders whose common shares are held in employee benefit plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) or Section 4975 of the Code (including corporate savings and 401(k) plans, Keogh or H.R. 10 plans of self-employed individuals and individual retirement accounts) (each, a “Plan”) should be aware that additional contributions of cash to the Plan (other than rollover contributions or trustee-to-trustee transfers from other Plans) in order to exercise rights would be treated as contributions to such Plan and, when taken together with contributions previously made, may result in, among other things, excise taxes for excess or nondeductible contributions. In the case of Plans qualified under Section 401(a) of the Code and certain other retirement plans, additional cash contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated. In addition, there may be other adverse tax and ERISA consequences if rights are sold or transferred by a Plan. ERISA contains fiduciary responsibility requirements, and ERISA and the Code contain prohibited transaction rules that may affect the exercise or transfer of rights. Due to the complexity of these rules and the penalties for noncompliance, fiduciaries of Plans and other retirement plans should consult with their counsel and other advisers regarding the consequences of their exercise or transfer of rights under ERISA and the Code. Additional special issues may arise in the case of any Plan sponsored or maintained by the Trust or any affiliate thereof.

CREDIT FACILITY AND MARGIN FACILITY

The Trust currently leverages through borrowings from a secured revolving credit facility and a margin facility. The Trust has entered into a secured Credit Agreement with State Street to borrow up to $150,000,000. Such borrowings constitute financial leverage. The Credit Agreement contains customary covenant, negative covenant and default provisions, including covenants that limit the Trust’s ability to: (i) pay dividends in certain circumstances, (ii) incur additional debt, or (iii) consolidate or merge into or with any person, other than as permitted by the Credit Agreement, or sell, lease or otherwise transfer, directly or indirectly, all or substantially all of its assets. In addition, the Trust agreed not to purchase assets not contemplated by the investment policies and restrictions in effect when the Credit Agreement became effective. The prohibition on the payment of dividends might impair the ability of the Trust to meet the RIC distribution requirements and to avoid Trust-level U.S. federal income or excise taxes. Furthermore, the Trust may not incur additional debt from any other party, except in limited circumstances (e.g., in the ordinary course of business).

On May 16, 2013, the Trust entered into the Margin Facility with BNP for $125,000,000. On May 29, 2013 and December 11, 2013, the commitment amount was increased to $155,000,000 and $175,000,000, respectively. The Margin facility has a rolling 90-day term (referred to as a “90-day evergreen”). The Margin Facility may be terminated by either party with written notice. Once notice of termination has been given by either party, the Margin Facility remains in place for 90-days after the notice date. The Trust pays interest on borrowed amounts under the Margin Facility at an annual rate of 0.75% plus the one month London Interbank Offered Rate (“LIBOR”). The Margin Facility agreement contains customary covenant and default provisions. When borrowings are made under the Margin Facility, collateral must be posted to an account with the Trust’s custodian, State Street held for the benefit of BNP. Such borrowings constitute financial leverage.

Any senior security representing indebtedness, as defined in Section 18(g) of the Investment Company Act, must have asset coverage of at least 300%. Debt incurred under the Credit Agreement will be considered a senior security for this purpose.

Market and Net Asset Value Information

The Trust’s common shares are listed on the NYSE under the symbol “NHF.” The Trust’s common shares commenced trading on the NYSE in June 2006. In the trading history of the Trust’s common shares, the Trust’s common shares have traded at both a premium and a discount to net asset value. The Trust cannot predict whether its shares will trade in the future at a premium or discount to net asset value. Issuance of additional common shares may have an adverse effect on prices in the secondary market for the Trust’s common shares by increasing the number of shares available, which may put downward pressure on the market price for the shares.

The following table sets forth, for each of the periods indicated, the high and low closing market prices of the Trust’s common shares on the NYSE, the corresponding net asset value per share on such dates and the corresponding premium/discount to net asset value per share on such dates. See “Net Asset Value” for information as to how the Trust’s net asset value is determined.

	Market Price		Net Asset Value per Share		Premium/ (Discount) as a % of Net Asset Value
Quarter	High	Low	High	Low	High	Low
1st Quarter 2009	$6.30	$4.27	$6.73	$6.15	(6.4)%	(30.7)%
2nd Quarter 2009	$5.20	$4.69	$6.11	$6.00	(14.9)%	(21.9)%
3rd Quarter 2009	$6.35	$4.95	$6.89	$6.28	(7.8)%	(21.2)%
4th Quarter 2009	$6.46	$6.01	$7.18	$7.05	(10.1)%	(14.8)%
1st Quarter 2010	$7.96	$6.37	$7.50	$7.21	6.1%	(11.7)%
2nd Quarter 2010	$8.20	$6.93	$7.64	$7.46	7.3%	(7.1)%
3rd Quarter 2010	$7.49	$6.91	$7.42	$7.29	1.0%	(5.2)%
4th Quarter 2010	$7.89	$6.91	$7.76	$7.59	1.62%	(2.5)%
1st Quarter 2011	$8.07	$7.48	$7.96	$7.77	2.55%	(4.80)%
2nd Quarter 2011	$7.75	$7.39	$7.87	$7.75	0.79%	(4.14)%
3rd Quarter 2011	$7.68	$6.18	$7.63	$6.90	0.80%	(10.14)%
4th Quarter 2011	$6.43	$5.88	$7.08	$6.85	(9.18)%	(13.14)%
1st Quarter 2012	$6.41	$6.12	$7.20	$7.02	(10.89)%	(13.11)%
2nd Quarter 2012	$6.33	$6.05	$7.18	$6.86	(9.77)%	(12.71)%
3rd Quarter 2012	$6.94	$6.22	$7.40	$6.95	(6.39)%	(10.41)%
4th Quarter 2012	$6.93	$6.29	$7.44	$7.14	(6.77)%	(14.11)%
1st Quarter 2013	$7.73	$6.71	$8.25	$7.50	(6.19)%	(10.98)%
2nd Quarter 2013	$8.29	$7.55	$8.90	$8.10	(5.29)%	(10.10)%
3rd Quarter 2013	$7.97	$7.29	$8.92	$8.43	(8.41)%	(15.03)%
4th Quarter 2013	$9.89	$7.68	$11.50	$9.07	(14.00)%	(15.33)%
1st Quarter 2014	$11.64	$9.40	$12.89	$11.53	(9.70)%	(18.47)%

The Trust’s net asset value per common share at the close of business on April 29, 2014 (the last trading date prior to the date of this prospectus on which the Trust determined its net asset value) was $12.35, and the last reported sale price of a common share on the NYSE on that day was $11.18, a discount to net asset value of 9.47%.

Anti-Takeover Provisions in the Agreement and Declaration of Trust

The Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Trust or to change the composition of its Board. This could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over the Trust. Such attempts could have the effect of increasing the expenses of the Trust and disrupting the normal operation of the Trust. The Board is divided into three classes, with the terms of one class expiring at each annual meeting of shareholders. At each annual meeting, one class of trustees is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board. A trustee may be removed from office (for cause, and not without cause) by the action of a majority of the remaining trustees followed by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective trustee.

In addition, the Trust’s Agreement and Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of the Trust, voting separately as a class or series, to approve, adopt or authorize certain transactions with 5% or greater holders of a class or series of shares and their associates, unless the transaction has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares (a “Principal Shareholder”) refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of all outstanding classes or series of shares of beneficial interest of the Trust.

The 5% holder transactions subject to these special approval requirements are: the merger or consolidation of the Trust or any subsidiary of the Trust with or into any Principal Shareholder; the issuance of any securities of the Trust to any Principal Shareholder for cash, except pursuant to any automatic dividend reinvestment plan; the sale, lease or exchange of all or any substantial part of the assets of the Trust to any Principal Shareholder, except assets having an aggregate fair market value of less than 2% of the total assets of the Trust, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or the sale, lease or exchange to the Trust or any subsidiary of the Trust, in exchange for securities of the Trust, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than 2% of the total assets of the Trust, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

To convert the Trust to an open-end investment company, the Trust’s Agreement and Declaration of Trust requires the favorable vote of a majority of the board of the trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Trust, voting separately as a class or series, unless such amendment has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required. The foregoing vote would satisfy a separate requirement in the Investment Company Act that any conversion of the Trust to an open-end investment company be approved by the shareholders. If approved in the foregoing manner, conversion of the Trust to an open-end investment company could not occur until 90 days after the shareholders’ meeting at which such conversion was approved and would also require at least 30 days’ prior notice to all shareholders. Following any such conversion, it is possible that certain of the Trust’s investment policies and strategies would have to be modified to assure sufficient portfolio liquidity. In the event of conversion, the common shares would cease to be listed on the New York Stock Exchange or other national securities exchanges or market systems. Shareholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the Investment Company Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. The Trust expects to pay all such redemption requests in cash, but reserves the right to pay redemption requests in a combination of cash and securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Trust were converted to an open-end fund, it is likely that new shares would be sold at net asset value plus a sales load. The Board believes, however, that the closed-end structure is desirable in light of the Trust’s investment objectives and policies. Therefore, you should assume that it is not likely that the Board would vote to convert the Trust to an open-end fund.

For the purposes of calculating “a majority of the outstanding voting securities” under the Trust’s Agreement and Declaration of Trust, each class and series of the Trust shall vote together as a single class, except to the extent required by the Investment Company Act or the Trust’s Agreement and Declaration of Trust, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

The Agreement and Declaration of Trust also provides that the Trust may be liquidated upon the approval of 80% of the trustees.

The Board has determined that provisions with respect to the Board and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the Investment Company Act, are in the best interest of shareholders generally. Reference should be made to the Trust’s Agreement and Declaration of Trust, on file with the Commission, for the full text of these provisions, the material terms of which are summarized in this prospectus.

Closed-End Fund Structure

The Trust is a non-diversified, closed-end management investment company (commonly referred to as a closed-end fund). Closed-end funds differ from open-end funds (which are generally referred to as mutual funds) in that closed-end funds generally list their shares for trading on a stock exchange and do not redeem their shares at the request of the shareholder. This means that if you wish to sell your shares of a closed-end fund you must trade them on the market like any other stock at the prevailing market price at that time. In a mutual fund, if the shareholder wishes to sell shares of the fund, the mutual fund will redeem or buy back the shares at “net asset value” (less a redemption fee, if applicable, or contingent deferred sales charge, if applicable). Also, mutual funds generally offer new shares on a continuous basis to new investors, and closed-end funds generally do not. The continuous inflows and outflows of assets in a mutual fund can make it difficult to manage a mutual fund’s investments. By comparison, closed-end funds are generally able to stay more fully invested in securities that are consistent with their investment objective and also have greater flexibility to make certain types of investments and to use certain investment strategies, such as financial leverage and investments in illiquid securities.

Shares of closed-end funds frequently trade at a discount to their net asset value. Because of this possibility and the recognition that any such discount may not be in the interest of shareholders, the Board might consider from time to time engaging in open-market repurchases, tender offers for shares or other programs intended to reduce the discount. We cannot guarantee or assure, however, that the Board will decide to engage in any of these actions, nor is there any guarantee or assurance that such actions, if undertaken, would result in the shares trading at a price equal or close to net asset value per share. The Board might also consider converting the Trust to an open-end mutual fund, which would also require a vote of the shareholders of the Trust.

Repurchase of Common Shares; Discount

Shares of closed-end investment companies often trade at a discount to their net asset value, and the Trust’s common shares may also trade at a discount to their net asset value, although it is possible that they may trade at a premium above net asset value. The market price of the Trust’s common shares will be determined by such factors as relative demand for and supply of such common shares in the market, the Trust’s net asset value, general market and economic conditions and other factors beyond the control of the Trust. See “Net Asset Value.” Although the Trust’s common shareholders will not have the right to redeem their common shares, the Trust may take action to repurchase common shares in the open market or make tender offers for its common shares. This may have the effect of reducing any market discount from net asset value. The Board may decide not to take any of these actions. In addition, there can be no assurance that share repurchases or tender offers, if undertaken, will reduce market discount.

Notwithstanding the foregoing, at any time when there are outstanding borrowings, the Trust may not purchase, redeem or otherwise acquire any of its common shares unless (i) all accrued preferred shares dividends have been paid, and (ii) at the time of such purchase, redemption or acquisition, the net asset value of the Trust’s portfolio (determined after deducting the acquisition price of the common shares) is at least 200% of the liquidation value of the outstanding borrowings. Any service fees incurred in connection with any tender offer made by the Trust will be borne by the Trust and will not reduce the stated consideration to be paid to tendering shareholders.

There is no assurance that, if action is undertaken to repurchase or tender for common shares, such action will result in the common shares trading at a price which approximates their net asset value. Although share repurchases and tenders could have a favorable effect on the market price of the Trust’s common shares, you should be aware that the acquisition of common shares by the Trust will decrease the capital of the Trust and, therefore, may have the effect of increasing the Trust’s expense ratio and decreasing the asset coverage with respect to any borrowings. Any share repurchases or tender offers will be made in accordance with requirements of the Securities Exchange Act of 1934, as amended, the Investment Company Act, and the principal stock exchange on which the common shares are traded. See the Trust’s Statement of Additional Information for a discussion of the U.S. federal income tax implications of a repurchase or tender offer by the Trust.

Before deciding whether to take any action if the common shares trade below net asset value, the Board would likely consider all relevant factors, including the extent and duration of the discount, the liquidity of the Trust’s portfolio, the impact of any action that might be taken on the Trust or its shareholders and market considerations. Based on these considerations, even if the Trust’s shares should trade at a discount, the Board may determine that, in the interest of the Trust and its shareholders, no action should be taken.

Tax Matters

The following is a general summary of some of the important U.S. federal income tax considerations affecting the Trust and its common shareholders that are “United States persons” within the meaning of the Code, and does not address any state, local, foreign or other tax consequences. It reflects provisions of the Code, existing Treasury regulations, and other applicable authority, as of the date of this prospectus. These authorities may be changed, possibly with retroactive effect, or subject to new legislative, administrative, or judicial interpretations. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to common shareholders of the Trust. For example, it does not describe certain tax considerations that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax-exempt organizations, pension plans and trusts, RICs, dealers in securities, shareholders holding Trust shares through tax-advantaged accounts (such as 401(k) plans or IRAs), financial institutions, persons who are neither citizens nor residents of the United States, and shareholders holding Trust shares as part of a hedge, straddle, or conversion transaction. This summary assumes that investors hold Trust common shares as capital assets (within the meaning of the Code). Your investment in the Trust may have other tax implications. Please consult your tax advisor about U.S. federal, state, local, foreign or other tax laws applicable to you, as the tax consequences to an investor in the Trust’s common shares will depend on the facts of his, her or its particular situation. For more information, including a summary of certain tax consequences of investing in the Trust for non-U.S. persons, please see the Statement of Additional Information under “Tax Matters.”

This summary does not discuss the tax consequences of an investment in subscription rights of the Trust, separately, or as part of a unit consisting of two or more securities. See “Description of Capital Structure—Subscription Rights” above for a discussion of the material U.S. federal income tax consequences of the Trust’s issuance of subscription rights to common shareholders.

The Trust has elected to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and to be eligible to be treated as such. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Trust must, among other things:

(i) derive at least 90% of its gross income for each taxable year from: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in “qualified publicly traded partnerships”;

(ii) diversify its holdings so that, at the end of each quarter of the Trust’s taxable year, (a) at least 50% of the market value of the Trust’s total assets consists of cash and cash items, U.S. government securities, the securities of other RICs and other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Trust’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Trust’s total assets is invested (x) in the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the Trust controls, as determined under applicable Code rules, and that are determined to be engaged in the same business or similar or related trades or businesses, or (y) in the securities of one or more “qualified publicly traded partnerships”; and

(iii) distribute to its shareholders with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (as that term is defined in the Code, without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income, for such year.

In general, a RIC is not subject to tax at the corporate level on income and gains from investments that are distributed in a timely manner to shareholders in the form of dividends, provided the RIC complies with these ongoing requirements. If the Trust were to fail to comply with one or more of these requirements and were ineligible to or otherwise did not cure such failure, the Trust would be subject to Trust-level taxation and consequently the income available for distribution to shareholders would be reduced.

Amounts not distributed on a timely basis in accordance with a calendar-year distribution requirement are subject to a nondeductible 4% federal excise tax at the Trust level. To avoid the tax, the Trust must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Trust’s taxable year) and (iii) any such undistributed income from the prior year. For these purposes, the Trust will be treated as having distributed any amount on which it has been subject to corporate income tax in the taxable year ending with the calendar year. The Trust reserves the right to pay the excise tax when circumstances warrant.

Certain of the Trust’s investment practices, including Derivative Transactions, short sales and hedging activities generally, as well as the Trust’s investments in certain types of securities, including loans or other debt obligations issued or purchased at a discount and preferred stock, may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert long-term capital gain or “qualified dividend income” into short-term capital gain or ordinary income taxable at higher rates, (iii) accelerate the recognition of income, (iv) convert short-term losses into long-term losses, (v) cause the Trust to recognize income or gain without a corresponding receipt of cash, (vi) adversely affect the time a purchase or sale of stock or other securities is deemed to occur, (vii) cause adjustments in the holding periods of the Trust’s securities, or (viii) otherwise adversely alter the characterization of certain complex financial transactions. These U.S. federal income tax provisions could therefore affect the amount, timing and/or character of distributions to shareholders. In particular, the Trust expects that a substantial portion of the Trust’s investments in loans and other debt obligations will be treated as having “market discount” and/or “original issue discount” for U.S. federal income tax purposes, which, in some cases, could be significant, and could cause the Trust to recognize income in respect of these investments before or without receiving cash representing such income. The Trust may be required to, among other things, dispose of securities, including at potentially disadvantageous times or prices, to (i) mitigate the effect of these, as well as certain of the other provisions described above, (ii) prevent the Trust’s disqualification as a RIC, or (iii) avoid incurring Trust-level U.S. federal income or excise taxes.

Investments in distressed debt obligations that are at risk of or are in default present special tax issues for the Trust. Tax rules are not entirely clear about issues such as whether and to what extent the Trust should recognize market discount on a distressed debt obligation, when the Trust may cease to accrue interest, original issue discount or market discount, when and to what extent the Trust may take deductions for bad debts or worthless securities and how the Trust should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Trust as necessary, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and that it does not become subject to Trust-level U.S. federal income or excise taxes.

Special tax rules may change the treatment of gains and losses recognized by the Trust when the Trust invests in certain foreign debt securities or engages in foreign currency transactions. The application of these special rules may accelerate or increase the Trust’s recognition of ordinary income or loss, and affect the timing, amount and/or character of distributions made by the Trust. In addition, dividend, interest, capital gains and other income received by the Trust from investments outside the United States may be subject to withholding and other taxes imposed by foreign countries. Tax treaties between the United States and other countries may reduce or eliminate such taxes. The Trust does not expect that it will be eligible to elect to treat any foreign taxes it pays as paid by its shareholders, and therefore shareholders will not be entitled to claim a credit or deduction for such taxes on their own tax returns. Foreign taxes paid by or withheld from the Trust will reduce the return from the Trust’s underlying investments.

Distributions paid to shareholders by the Trust from its net realized long-term capital gains (that is, the excess of any net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that the Trust reports as capital gain dividends (“capital gain dividends”) are generally taxable to you as long-term capital gains, regardless of how long you have held your shares. All other dividends paid to you by the Trust (including dividends from net investment income and from short-term capital gains (that is, the excess of any net short-term capital gain over any net long-term capital loss)) from its earnings and profits are generally taxable to you as ordinary income. Distributions of investment income reported by the Trust as derived from “qualified dividend income” will be taxed in the hands of shareholders taxed at individual rates at the rates applicable to long-term capital gains, provided holding periods and other requirements are met at both the shareholder and Trust levels. It is not generally expected that a significant portion of Trust distributions will qualify for favorable tax treatment as “qualified dividend income” for shareholders taxed at individual rates or as income eligible for the dividend-received deduction for corporate shareholders.

The Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, estates and trusts whose income exceeds certain amounts. Net investment income generally includes for this purpose dividends paid by the Trust, including any capital gain dividends and net capital gains recognized on the sale or exchange of shares of the Trust. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Trust.

If, for any taxable year, the Trust’s total distributions exceed both current earnings and profits and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital up to the amount of your tax basis in the shares. The amount treated as a tax-free return of capital will reduce your tax basis in the shares, thereby increasing your potential gain or reducing your potential loss on the subsequent sale of the shares. Any amounts distributed to you in excess of your tax basis in the shares will be taxable to you as capital gain.

Dividends and other taxable distributions are taxable to you even if they are reinvested in additional common shares of the Trust under the Trust’s Dividend Reinvestment Plan. If your dividends and other distributions are reinvested in common shares under the Dividend Reinvestment Plan, you generally will be treated as having received a dividend equal to either (i) if common shares are purchased on the open market on your behalf, the amount of cash allocated to you for the purchase of such common shares, or (ii) if newly issued common shares are issued to you, generally, the fair market value of such new common shares. Dividends and other distributions paid by the Trust are generally treated as received by you at the time the dividend or distribution is made. If, however, the Trust pays you a dividend in January that was declared in the previous October, November or December and you were the shareholder of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Trust and received by you on December 31 of the year in which the dividend was declared.

The price of common shares purchased at any time may reflect the amount of a forthcoming distribution. If you purchase common shares just prior to a distribution, you will receive a distribution that will be taxable to you even though it represents in part a return of your invested capital.

Your broker or other intermediary will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Trust.

If you sell or otherwise dispose of common shares of the Trust, you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such shares of the Trust and the amount you receive in exchange for such shares. Any such gain or loss generally will be long-term capital gain or loss if you have held (or are treated as having held) such shares for more than one year at the time of sale. All or a portion of any loss you realize on a taxable sale or exchange of your shares of the Trust will be disallowed if you acquire other shares of the Trust (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the shares. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. In addition, any loss realized upon a taxable sale or exchange of Trust shares held (or deemed held) by you for six months or less will be treated as long-term, rather than short-term, to the extent of any capital gain dividends received (or deemed received) by you with respect to those shares.

Your broker or other intermediary may be required to withhold, for U.S. federal backup withholding tax purposes, at a rate of 28%, a portion of the dividends, distributions and redemption proceeds payable to a non-corporate shareholder who fails to provide the broker or other intermediary with the shareholder’s correct taxpayer identification number (in the case of an individual, generally, such individual’s social security number) or to make the required certification, or who has been notified by the IRS that such shareholder is subject to backup withholding. Certain shareholders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS.

The discussions set forth herein and in the Statement of Additional Information do not constitute tax advice, and you are urged to consult your own tax advisor to determine the specific U.S. federal, state, local and foreign tax consequences to you of investing in the Trust.

Custodian and Transfer Agent

The custodian of the assets of the Trust is State Street Bank and Trust Company (200 Clarendon Street, 16th Floor Boston, MA 02116; telephone (877) 665-1287). The custodian performs custodial services for the Trust. American Stock Transfer & Trust Company (6201 15th Avenue, Brooklyn, New York 11219; telephone (718) 921-8200) serves as the Trust’s transfer agent with respect to its common shares.

Legal Opinion

Certain legal matters in connection with the securities have been passed upon for the Trust by Smith, Katzenstein & Jenkins, LLP, Wilmington, Delaware, special Delaware counsel to the Trust. If certain legal matters in connection with an offering of securities are passed upon by counsel for the underwriters or sales agent of such offering, special Delaware counsel will be named in a prospectus supplement.

Privacy Principles of the Trust

The Trust is committed to maintaining the privacy of its shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Trust collects, how the Trust protects that information and why, in certain cases, the Trust may share information with select other parties.

Generally, the Trust does not receive any non-public personal information relating to its shareholders, although certain non-public personal information of its shareholders may become available to the Trust. The Trust does not disclose any non-public personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

The Trust restricts access to non-public personal information about its shareholders to employees of the Trust’s Investment Adviser and its affiliates with a legitimate business need for the information. The Trust maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its shareholders.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the Offering and, if given or made, such information or representations must not be relied upon as having been authorized by the Trust, the Investment Adviser, or the Dealer Manager. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the common shares of the Trust offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the common shares of the Trust by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any such person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof. However, if any material change occurs while this prospectus is required by law to be delivered, the prospectus will be amended or supplemented accordingly.

Where You Can Find Additional Information

We have filed with the Commission a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act. The registration statement contains additional information about us and the securities being offered by this prospectus.

We file annual and semi-annual reports, proxy statements and other information with the Commission. You can inspect any materials we file with the Commission, without charge, at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The information we file with the Commission is available free of charge by contacting us at 200 Crescent Court, Suite 700, Dallas, Texas 75201 or by telephone at (877) 665-1287 or on our web site at www.nexpointadvisors.com. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the Commission. The address of the Commission’s web site is www.sec.gov. Unless specifically incorporated into this prospectus, documents contained on our web site or on the Commission’s web site about us are not incorporated into this prospectus and should not be considered to be part of this prospectus.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

NexPoint Credit Strategies Fund

Common Shares

Subscription Rights

PRELIMINARY PROSPECTUS

[            ], 2014

The information in this Prospectus Supplement is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated                     , 2014)

NexPoint Credit Strategies Fund

Common Shares

The date of this prospectus is

We are offering for sale              of our common shares. Our common shares are traded on the New York Stock Exchange under the symbol “NHF.” The last reported sale price for our common shares on             ,              was $             per share. The net asset value of the Trust’s common shares at the close of business on [    ] was $[    ] per share.

	Per Share	Total(1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

The underwriters may also purchase up to an additional              common shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Trust would be $             and the total underwriting discounts and commissions would be $            . The common shares will be ready for delivery on or about             ,     .

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain them for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 1-877-665-1287 or by writing to the Trust at 200 Crescent Court, Suite 700, Dallas, Texas 75201. The Trust’s Statement of Additional Information relating to this offering and annual and semi-annual reports are available, free of charge, on the Trust’s web site www.nexpointadvisors.com. You can obtain the same information, free of charge, from the Securities and Exchange Commission’s web site at www.sec.gov.

Investing in our securities involves a high degree of risk and may be considered speculative. You should review the information set forth under “Principal Risks of the Trust” on page 56 of the accompanying Prospectus before investing in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither the Trust nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Trust is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of this Prospectus Supplement or the Prospectus, as applicable, and under no circumstances should the delivery of this Prospectus Supplement or the accompanying Prospectus or the sale of any securities imply that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any later date or that the affairs of the Trust have not changed since the date hereof or thereof. Our business, financial condition, results of operations and prospects may have changed since then. We will update the information in these documents to reflect material changes only as required by law.

This document has two parts. The first part is this Prospectus Supplement, which describes the terms of this offering of common shares and also adds to and updates information contained in the accompanying Prospectus. The second part is the accompanying Prospectus, which gives more general information and disclosure. To the extent the information contained in this Prospectus Supplement differs from or is additional to the information contained in the accompanying Prospectus, you should rely only on the information contained in this Prospectus Supplement. You should read this Prospectus Supplement and the accompanying Prospectus together with the additional information described under the heading “Where You Can Find Additional Information” before investing in our common shares.

Cautionary Notice Regarding Forward-Looking Statements

This Prospectus Supplement and the accompanying Prospectus contain “forward-looking statements.” Forward-looking statements relate to future events or the Trust’s future financial performance. Forward-looking statements can generally be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions in forward-looking statements include the Trust’s ability to acquire or originate new investments and to achieve certain margins and levels of profitability. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement should not be regarded as a representation by the Trust that its plans or objectives will be achieved.

There are a number of important risks and uncertainties that could cause the Trust’s actual results to differ materially from those indicated by such forward-looking statements. These risks include, but are not limited to, the following:

•	Investment risk;

•	Changes in interest rates;

•	Risks associated with investing in high yield securities (also known as “junk securities”), senior loans and other debt and equity securities;

•	Risks of investing in obligations of stressed, distressed and bankrupt issuers;

•	Risks associated with the Trust’s use of leverage;

•	Derivatives and structured finance securities risk; and

•	Market risk generally.

For a discussion of these and additional risks as well as other factors that could cause the Trust’s actual results to differ from forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus, please see the discussion under “Principal Risks of the Trust” in the accompanying Prospectus. You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this Prospectus Supplement and the accompanying Prospectus relate only to events as of the date on which the statements are made. The Trust undertakes no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this Prospectus Supplement and the accompanying Prospectus, as applicable, except as required by federal securities laws.

The forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 and the forward looking statements contained in our periodic reports are excluded from the safe harbor protection provided by Section 21E of the Securities Exchange Act of 1934.

SUMMARY OF TRUST FEES AND EXPENSES

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	[	]%
Offering expenses borne by the holders of common shares (as a percentage of offering price)	[	]%
Dividend reinvestment and cash purchase plan fees	None	(1)

Percentage of Net Assets Attributable to Common Shares (Assumes Leverage Through Borrowings(2))
Annual Expenses
Management fees	[	]%(3)
Other expenses	[	]%(4)
Interest payments on borrowed funds	[	]%(5)
Total annual expenses	[	]%

The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly.

EXAMPLE

The following example illustrates the projected expenses that you would pay on a $1,000 investment in common shares of the Trust (including the total sales load of $[ ] and the other estimated costs of this offering to be borne by the Trust of $[            ]), assuming (1) that the Trust’s current net assets do not increase or decrease, (2) that the Trust maintains a leverage ratio of [ ]% from all sources of leverage, (3) that the Trust incurs total annual expenses of [ ]% of net assets attributable to common shares through year 10, and (4) a 5% annual return. The following example also assumes all dividends and distributions are reinvested at net asset value. The example should not be considered a representation of future expenses, and actual expenses (including leverage and other expenses) may be greater or less than those shown.

	1 Year			3 Years			5 Years			10 Years
Total expenses incurred	$	[	]	$	[	]	$	[	]	$	[	]

(1)	Common shareholders will be charged a $[ ] service charge and pay a brokerage commission of $[ ] per share sold if they direct the Plan Agent (as defined in the accompanying Prospectus) to sell common shares held in a dividend reinvestment account. Each participant in the Trust’s Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the Trust will purchase its shares in the open market when the net asset value per common share is greater than the market value per common share. See “Dividend Reinvestment Plan,” in the accompanying Prospectus.
(2)	Assumes leverage in the amount of [ ]% of net assets. As of [ ], the Trust currently employs leverage in an amount equal to [ ]% of net assets. The Trust may use leverage through borrowings and/or preferred shares. The Trust currently borrows under a margin credit facility and a secured revolving credit facility. See “Principal Risks of the Trust — Leverage Risk” in the accompanying Prospectus for a brief description of the Trust’s Margin Facility with BNP and the Credit Agreement with State Street Bank and Trust Company.
(3)	Management fees are the investment advisory and administrative services fees paid to the Investment Adviser, which are computed based on Managed Assets. See “Management of the Trust — Investment Adviser” and “Management of the Trust — Administrator/Sub-Administrator” in the accompanying Prospectus. Such fees have been converted to net assets for purposes of the fee table presentation as follows: management fees, assuming no leverage, divided by (one minus the Trust’s leverage of [ ]% of the Trust’s total assets). Because the base management fees of [ ]% are based on the Trust’s gross assets, when the Trust uses leverage, the base management fees as a percentage of net assets attributable to common shares will increase because the Trust’s common shareholders bear all of the fees and expenses of the Trust.
(4)	“Other Expenses,” which is based on the Trust’s estimated current expenses, includes costs associated with the Trust’s short sales on securities, including dividend and interest expenses associated with securities sold short. When a cash dividend is declared or interest is payable on a security for which the Trust holds a short position, the Trust incurs the obligation to pay an amount equal to that dividend or interest to the lender of the shorted security. Thus, the estimate for dividend and interest expenses paid is also based on the dividend yields or interest payments of securities that would be sold short as part of anticipated trading practices (which may involve avoiding dividend or interest expenses with respect to certain short sale transactions by closing out the position prior to the underlying issuer’s ex-dividend or ex-interest date). “Other Expenses” also includes the dividend and interest expense that the Trust is expected to incur during the current fiscal year.
(5)	Assumes the use of leverage in the form of borrowings representing [ ]% of the Trust’s total assets (including assets obtained through such borrowing) at an effective annual interest rate cost to the Trust of [ ]%. This variable rate is based on current interest rates under the Trust’s borrowing facilities and is subject to change. The interest rate will increase in rising interest rate environments and, therefore, the actual interest expense borne by Trust shareholders will increase over time in a rising interest rate environment. The Credit Facility has a 365-day revolver and the Margin Facility has a rolling 90-day term. There is no guarantee that the Trust will be able to renew its credit facilities on these or other favorable terms in the future.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $             ($             if the over-allotment option is exercised in full), based on the public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Trust will invest the net proceeds of any sales of common shares in accordance with the Trust’s investment objectives and policies as stated in the accompanying Prospectus, or use such proceeds for other general corporate purposes. Assuming current market conditions, the Trust estimates that the net proceeds of the offering will be substantially invested in accordance with its investment objectives and policies within one to three months of the completion of the offering. Pending such investment, it is anticipated that the proceeds of the offering will be invested in short-term debt securities. These temporary investments are expected to provide a lower net return than we hope to achieve from our targeted investments. The Trust does not expect to use any part of the proceeds to repay any of its outstanding debt under the Credit Agreement. Following the completion of the offering, the Trust may increase the amount of leverage outstanding. See “Use of Leverage” in the accompanying Prospectus.

FINANCIAL HIGHLIGHTS

[To be provided.]

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the New York Stock Exchange per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

[To be provided.]

The last reported price for our common shares on             ,              was $             per share.

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL OPINION

Certain legal matters will be passed on by Smith, Katzenstein & Jenkins, LLP, Wilmington, Delaware, special Delaware counsel to the Trust in connection with the offering of the common shares. Certain legal matters in connection with this offering will be passed upon for the underwriters by             .

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act of 1933. The registration statement contains additional information about us and the securities being offered by this Prospectus Supplement and the accompanying Prospectus.

We file annual and semi-annual reports, proxy statements and other information with the Commission. You can inspect any materials we file with the Commission, without charge, at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The information we file with the Commission is available free of charge by contacting us at200 Crescent Court, Suite 700, Dallas, Texas 75201 or by telephone at (877) 665-1287 or on our web site at www.nexpointadvisors.com. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the Commission. The address of the Commission’s web site is www.sec.gov. Unless specifically incorporated into this Prospectus Supplement or the accompanying Prospectus, documents contained on our web site or on the Commission’s web site about us are not incorporated into this Prospectus Supplement or the accompanying Prospectus and should not be considered to be part of this Prospectus Supplement or the accompanying Prospectus.

The information in this Prospectus Supplement is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 2014)

NexPoint Credit Strategies Fund

                     Rights for                      Shares

Subscription Rights for Common Shares

The date of this prospectus is

We are issuing subscription rights (the “Rights”) to our common shareholders to purchase additional shares of our common shares. Our common shares are traded on the New York Stock Exchange under the symbol “NHF.” The last reported sale price for our common shares on             ,              was $             per share. The net asset value of the Trust’s common shares at the close of business on [     ] was $[     ] per share.

Investing in common shares through Rights involves certain risks that are described in the “Special Characteristics and Risks of the Rights Offering” section beginning on page R-6 of the Prospectus Supplement.

SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE TRUST THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE DILUTION OR ACCRETION OF THE AGGREGATE NET ASSET VALUE OF YOUR COMMON SHARES DEPENDING UPON WHETHER THE TRUST’S NET ASSET VALUE PER SHARE OF COMMON SHARES IS ABOVE OR BELOW THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.

	Per Share	Total(1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

The common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             . If the offer is extended, the common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             .

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our securities and retain them for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 1-877-665-1287 or by writing to the Trust at 200 Crescent Court, Suite 700, Dallas, Texas 75201. The Trust’s Statement of Additional Information relating to this offering and annual and semi-annual reports are available, free of charge, on the Trust’s web site www.nexpointadvisors.com. You can obtain the same information, free of charge, from the Securities and Exchange Commission’s web site at www.sec.gov.

1

Investing in our securities involves a high degree of risk and may be considered speculative. You should review the information set forth under “Principal Risks of the Trust” on page      of the accompanying Prospectus before investing in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither the Trust nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Trust is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of this Prospectus Supplement or the Prospectus, as applicable, and under no circumstances should the delivery of this Prospectus Supplement or the accompanying Prospectus or the sale of any securities imply that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any later date or that the affairs of the Trust have not changed since the date hereof or thereof. Our business, financial condition, results of operations and prospects may have changed since then. We will update the information in these documents to reflect material changes only as required by law.

This document has two parts. The first part is this Prospectus Supplement, which describes the terms of this offering of Rights and also adds to and updates information contained in the accompanying Prospectus. The second part is the accompanying Prospectus, which gives more general information and disclosure. To the extent the information contained in this Prospectus Supplement differs from or is additional to the information contained in the accompanying Prospectus, you should rely only on the information contained in this Prospectus Supplement. You should read this Prospectus Supplement and the accompanying Prospectus together with the additional information described under the heading “Where You Can Find Additional Information” before investing in our common shares.

Cautionary Notice Regarding Forward-Looking Statements

This Prospectus Supplement and the accompanying Prospectus contain “forward-looking statements.” Forward-looking statements relate to future events or the Trust’s future financial performance. Forward-looking statements can generally be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions in forward-looking statements include the Trust’s ability to acquire or originate new investments and to achieve certain margins and levels of profitability. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement should not be regarded as a representation by the Trust that its plans or objectives will be achieved.

There are a number of important risks and uncertainties that could cause the Trust’s actual results to differ materially from those indicated by such forward-looking statements. These risks include, but are not limited to, the following:

•	Investment risk;

•	Changes in interest rates;

•	Risks associated with investing in high yield securities (also known as “junk securities”), senior loans and other debt and equity securities;

•	Risks of investing in obligations of stressed, distressed and bankrupt issuers;

•	Risks associated with the Trust’s use of leverage;

•	Derivatives and structured finance securities risk; and

•	Market risk generally.

For a discussion of these and additional risks as well as other factors that could cause the Trust’s actual results to differ from forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus, please see the discussion under “Principal Risks of the Trust” in the accompanying Prospectus. You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this Prospectus Supplement and the accompanying Prospectus relate only to events as of the date on which the statements are made. The Trust undertakes no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this Prospectus Supplement and the accompanying Prospectus, as applicable, except as required by federal securities laws.

The forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 and the forward looking statements contained in our periodic reports are excluded from the safe harbor protection provided by Section 21E of the Securities Exchange Act of 1934.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offering	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for Common Shares

Subscription Price	Rights may be exercised at a price of $ per share of Common Shares (the “Subscription Price”). See “Terms of the Offering.”

Record Date	Rights will be issued to holders of record of the Trust’s Common Shares on , 2014 (the “Record Date”). See “Terms of the Offering.”

Number of Rights Issued	Rights will be issued in respect of each share of Common Shares of the Trust outstanding on the Record Date. See “Terms of the Offering.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase share of Common Shares of the Trust for every Rights exercised. The number of Rights to be issued to a shareholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Terms of the Offering.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 2014 (the “Expiration Date”) (the “Subscription Period”). See “Terms of the Offering” and “Method of Exercise of Rights.”

Offering Expenses	The expenses of the Offering are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Trust estimates the net proceeds of the Offering to be approximately $[ ]. This figure is based on the Subscription Price per share of $ and assumes all new shares of Common Shares offered are sold and that the expenses related to the Offering estimated at approximately $[ ] are paid.

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Trust’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately one to three months. Pending such investment, the proceeds will be held in short-term debt securities. See “Use of Proceeds”.

Taxation/ERISA	See “Taxation.”

Rights Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

SUMMARY OF TRUST FEES AND EXPENSES

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	[	]%
Offering expenses borne by the holders of common shares (as a percentage of offering price)	[	]%
Dividend reinvestment and cash purchase plan fees	None	(1)

Percentage of Net Assets Attributable to Common Shares (Assumes Leverage Through Borrowings(2))
Annual Expenses
Management fees	[	]%(3)
Other expenses	[	]%(4)
Interest payments on borrowed funds	[	]%(5)
Total annual expenses	[	]%

The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly.

EXAMPLE

The following example illustrates the projected expenses that you would pay on a $1,000 investment in common shares of the Trust (including the total sales load of $[     ] and the other estimated costs of this offering to be borne by the Trust of $[            ]), assuming (1) that the Trust’s current net assets do not increase or decrease, (2) that the Trust maintains a leverage ratio of [     ]% from all sources of leverage, (3) that the Trust incurs total annual expenses of [     ]% of net assets attributable to common shares through year 10, and (4) a 5% annual return. The following example also assumes all dividends and distributions are reinvested at net asset value. The example should not be considered a representation of future expenses, and actual expenses (including leverage and other expenses) may be greater or less than those shown.

	1 Year			3 Years			5 Years			10 Years
Total expenses incurred	$	[	]	$	[	]	$	[	]	$	[	]

(1)	Common shareholders will be charged a $[ ] service charge and pay a brokerage commission of $[ ] per share sold if they direct the Plan Agent (as defined in the accompanying Prospectus) to sell common shares held in a dividend reinvestment account. Each participant in the Trust’s Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the Trust will purchase its shares in the open market when the net asset value per common share is greater than the market value per common share. See “Dividend Reinvestment Plan” in the accompanying Prospectus.
(2)	Assumes leverage in the amount of [ ]% of net assets. As of [ ], the Trust currently employs leverage in an amount equal to [ ]% of net assets. The Trust may use leverage through borrowings and/or preferred shares. The Trust currently borrows under a margin facility and a secured revolving credit facility. See “Principal Risks of the Trust — Leverage Risk” in the accompanying Prospectus for a brief description of the Trust’s Margin Facility with BNP and the Credit Agreement with State Street Bank and Trust Company.
(3)	Management fees are the investment advisory and administrative services fees paid to the Investment Adviser, which are computed based on Managed Assets. See “Management of the Trust — Investment Adviser” and “Management of the Trust — Administrator/Sub-Administrator” in the accompanying Prospectus. Such fees have been converted to net assets for purposes of the fee table presentation as follows: management fees, assuming no leverage, divided by (one minus the Trust’s leverage of [ ]% of the Trust’s total assets). Because the base management fees of [ ]% are based on the Trust’s gross assets, when the Trust uses leverage, the base management fees as a percentage of net assets attributable to common shares will increase because the Trust’s common shareholders bear all of the fees and expenses of the Trust.
(4)	“Other Expenses,” which is based on the Trust’s estimated current expenses, includes costs associated with the Trust’s short sales on securities, including dividend and interest expenses associated with securities sold short. When a cash dividend is declared or interest is payable on a security for which the Trust holds a short position, the Trust incurs the obligation to pay an amount equal to that dividend or interest to the lender of the shorted security. Thus, the estimate for dividend and interest expenses paid is also based on the dividend yields or interest payments of securities that would be sold short as part of anticipated trading practices (which may involve avoiding dividend or interest expenses with respect to certain short sale transactions by closing out the position prior to the underlying issuer’s ex-dividend or ex-interest date). “Other Expenses” also includes the dividend and interest expense that the Trust is expected to incur during the current fiscal year.
(5)	Assumes the use of leverage in the form of borrowings representing [ ]% of the Trust’s total assets (including assets obtained through such borrowing) at an effective annual interest rate cost to the Trust of [ ]%. This variable rate is based on current interest rates under the Trust’s borrowing facilities and is subject to change. The interest rate will increase in rising interest rate environments and, therefore, the actual interest expense borne by Trust shareholders will increase over time in a rising interest rate environment. The Credit Facility has a 365-day revolver and the Margin Facility has a rolling 90-day term. There is no guarantee that the Trust will be able to renew its credit facilities on these or other favorable terms in the future.

USE OF PROCEEDS

We estimate the net proceeds of the Offering to be $[     ], based on the Subscription Price per share of $[     ], assuming all new shares of Common Shares offered are sold and that the expenses related to the Offering estimated at approximately $[     ] are paid and after deduction of the underwriting discounts and commissions.

The Trust will invest the net proceeds of any sales of common shares in accordance with the Trust’s investment objectives and policies as stated in the accompanying Prospectus, or use such proceeds for other general corporate purposes. Assuming current market conditions, the Trust estimates that the net proceeds of the offering will be substantially invested in accordance with its investment objectives and policies within one to three months of the completion of the offering. Pending such investment, it is anticipated that the proceeds of the offering will be invested in short-term debt securities. These temporary investments are expected to provide a lower net return than we hope to achieve from our targeted investments. The Trust does not expect to use any part of the proceeds to repay any of its outstanding debt under the Credit Agreement. Following the completion of the offering, the Trust may increase the amount of leverage outstanding. See “Use of Leverage” in the accompanying Prospectus.

FINANCIAL HIGHLIGHTS

[To be provided.]

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the New York Stock Exchange per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

[To be provided.]

The last reported price for our common shares on             ,              was $             per share.

PLAN OF DISTRIBUTION

[To be provided.]

SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS OFFERING

Risk is inherent in all investing. Therefore, before investing in the Rights and/or Common Shares you should consider the risks associated with such an investment carefully. See “Principal Risks of the Trust” in the accompanying Prospectus. The following summarizes some of the matters that you should consider before investing in the Trust through the Offering:

Dilution. Shareholders who do not exercise their Rights may, at the completion of the Subscription Period, own a smaller proportional interest in the Trust than if they exercised their Rights. As a result of the Offering, you may experience dilution in net asset value per share if the subscription price is below the net asset value per share at the completion of the Subscription Period. If the Subscription Price per share is below the net asset value per share of the Trust’s shares at the completion of the Subscription Period, you will experience an immediate dilution of the aggregate net asset value of your shares if you do not participate in the Offering and you will experience a reduction in the net asset value per share of your shares whether or not you participate in the Offering.

The Trust cannot state precisely the extent of this dilution if you do not exercise your Rights because the Trust does not know what the net asset value per share will be when the Offering expires or what proportion of the Rights will be exercised. Assuming, for example, that all Rights are exercised, the Subscription Price is $[     ] and the Trust’s net asset value per share at the expiration of the Offering is $[     ] (the Trust’s net asset value as of [     ]), the Trust’s net asset value per share (after payment of estimated offering expenses) would be reduced by approximately $[ ] ([     ]%) per share. If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus. The Trust cannot give any assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

Leverage. Leverage creates a greater risk of loss, as well as a potential for more gain, for the Common Shares than if leverage were not used. Following the completion of the Offering, the Trust’s amount of leverage outstanding will decrease. The leverage of the Trust as of [] was [    ]%. Assuming no new leverage, after the completion of the Offering, the leverage of the Trust is expected to

decrease to [    ]%. Such a decrease in leverage may only be temporary, and the Trust may subsequently increase the amount of its leverage as described under “Use of Leverage” in the accompanying Prospectus. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time increases risk. When leverage is employed, the net asset value, market price of the Common Shares and the yield to holders of Common Shares may be more volatile. Any investment income or gains earned with respect to the amounts borrowed in excess of the interest due on the borrowing will augment the Trust’s income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Trust’s common shares may decrease more quickly than would otherwise be the case, and distributions on the Common Shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for distribution to common shareholders.

Because the fee paid to the Investment Adviser is calculated on the basis of the Trust’s average weekly net assets, which include the proceeds of leverage, the dollar amount of the management fee paid by the Trust to the Investment Adviser will be higher (and the Investment Adviser will be benefited to that extent) when leverage is utilized. The Investment Adviser will utilize leverage only if it believes such action would result in a net benefit to the Trust’s shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

The Trust’s leveraging strategy may not be successful.

Increase in Share Price Volatility; Decrease in Share Price. The Offering may result in an increase in trading of the Common Shares, which may increase volatility in the market price of the Common Shares. The Offering may result in an increase in the number of shareholders wishing to sell their Common Shares, which would exert downward price pressure on the price of Common Shares.

Under-Subscription. It is possible that the Offering will not be fully subscribed. Under-subscription of the Offering could have an impact on the net proceeds of the Offering and whether the Trust achieves any benefits.

Expenses. All expenses relating to the Rights Offering will be borne by the Trust’s existing shareholders, whether or not such shareholders participate in the Rights Offering.

TAXATION

[To be provided.]

LEGAL OPINION

Certain legal matters will be passed on by Smith, Katzenstein & Jenkins, LLP, Wilmington, Delaware, special Delaware counsel to the Trust in connection with the offering of the Rights. Certain legal matters in connection with this offering will be passed upon for the underwriters by            .

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act of 1933. The registration statement contains additional information about us and the securities being offered by this Prospectus Supplement and the accompanying Prospectus.

We file annual and semi-annual reports, proxy statements and other information with the Commission. You can inspect any materials we file with the Commission, without charge, at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The information we file with the Commission is available free of charge by contacting us at 200 Crescent Court, Suite 700, Dallas, Texas 75201 or by telephone at (877) 665-1287 or on our web site at www.nexpointadvisors.com. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the Commission. The address of the Commission’s web site is www.sec.gov. Unless specifically incorporated into this Prospectus Supplement or the accompanying Prospectus, documents contained on our web site or on the Commission’s web site about us are not incorporated into this Prospectus Supplement or the accompanying Prospectus and should not be considered to be part of this Prospectus Supplement or the accompanying Prospectus.

NexPoint Credit Strategies Fund

Statement of Additional Information

NexPoint Credit Strategies Fund (the “Trust”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), with limited operating history. This Statement of Additional Information registered under the Investment Company Act does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated April 30, 2014, which is incorporated by reference into this Statement of Additional Information. This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing common shares, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the prospectus may be obtained without charge by calling 1-877-665-1287. You may also obtain a copy of the prospectus on the Securities and Exchange Commission’s web site www.sec.gov. Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the prospectus.

This Statement of Additional Information is dated April 30, 2014

USE OF PROCEEDS

Pending investment in securities that meet the Trust’s investment objectives and policies, the net proceeds of the Offering will be invested in short-term debt securities of the type described under “Investment Policies and Techniques — Short-Term Debt Securities.” We currently anticipate that the Trust will be able to invest primarily in securities that meet the Trust’s investment objectives and policies within approximately one to three months after the completion of the Offering.

INVESTMENT RESTRICTIONS

Except as described below, the Trust, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding common shares and preferred shares, if any, voting together as a single class, and of the holders of a majority of the outstanding preferred shares, if any, voting as a separate class:

(1) invest 25% or more of the value of its total assets in any single industry or group of industries;

(2) issue senior securities or borrow money other than as permitted by the Investment Company Act or pledge its assets other than to secure such issuances or in connection with hedging transactions, short sales, securities lending, when issued and forward commitment transactions and similar investment strategies;

(3) make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Trust’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3% of the Trust’s total assets;

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(4) underwrite the securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities or the sale of its own securities, the Trust may be deemed to be an underwriter;

(5) purchase or sell real estate, except that the Trust may invest in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts and real estate operating companies, and instruments secured by real estate or interests therein and the Trust may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Trust’s ownership of such other assets; or

(6) purchase or sell commodities or commodity contracts for any purposes except as, and to the extent, permitted by applicable law without the Trust becoming subject to registration with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool.

As currently relevant to the Trust, the Investment Company Act requires an asset coverage of 200% for a closed-end fund issuing preferred shares and 300% for a closed-end fund issuing borrowings (excluding certain temporary borrowings).

The Trust will not engage in any secured borrowings constituting senior securities described under investment restriction number 2 pursuant to which the lenders would be able to foreclose on more than 33 1/3% of the Trust’s total assets, measured at the date of the initial borrowing.

The Trust is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Trustees of the Trust (the “Board”) and without shareholder approval. The Trust may not:

(1)	make any short sale of securities except in conformity with applicable laws, rules and regulations and unless after giving effect to such sale, the market value of all securities sold short does not exceed 25% of the value of the Trust’s total assets and the Trust’s aggregate short sales of a particular class of securities of an issuer does not exceed 25% of the then outstanding securities of that class. The Trust may also make short sales “against the box” without respect to such limitations. In this type of short sale, at the time of the sale, the Trust owns or has the immediate and unconditional right to acquire at no additional cost the identical security; and

(2)	purchase securities of open-end or closed-end investment companies except in compliance with the Investment Company Act or any exemptive relief obtained thereunder. Under the Investment Company Act, the Trust may invest up to 10% of its total assets in the aggregate in shares of other investment companies and up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a shareholder in any investment company, the Trust will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Advisory Fees and other expenses with respect to assets so invested. Holders of common shares will therefore be subject to duplicative expenses to the extent the Trust invests in other investment companies. In addition, the securities of other investment companies may be leveraged and will therefore be subject to the risks of leverage. The net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

In addition, to comply with the federal tax requirements for qualification as a registered investment company, the Trust’s investments must meet certain diversification requirements. See “Tax Matters.”

For purposes of this Statement of Additional Information, a “majority of the outstanding” shares means (a) 67% or more of the Trust’s outstanding voting securities present at a meeting, if the holders of more than 50% of its outstanding voting securities are present or represented by proxy, or (b) more than 50% of its outstanding voting securities, whichever is less.

The percentage limitations applicable to the Trust’s portfolio described in the prospectus and this Statement of Additional Information apply only at the time of investment, except that the percentage limitation with respect to borrowing applies at all times, and the Trust will not be required to sell securities due to subsequent changes in the value of securities it owns.

INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Trust’s investment objectives, policies and techniques that are described in the prospectus.

Short-Term Debt Securities

For temporary defensive purposes or to keep cash on hand, the Trust may invest up to 100% of its total assets in cash equivalents and short-term debt securities. Short-term debt investments are defined to include, without limitation, the following securities, as well as pooled investment vehicles (for example, money market funds) that invest in these securities:

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(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC), whose securities had historically been supported by the discretionary authority of the U.S. government to purchase certain obligations of the agencies or instrumentalities but which are now in U.S. government receivership; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Trust may not be fully insured by the Federal Deposit Insurance Corporation.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Trust purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Trust during its holding period, because the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Trust to invest temporarily available cash. The Trust may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Trust may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Trust is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Trust is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Trust could incur a loss of both principal and interest. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Trust to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Trust and a corporation. There is no secondary market for such notes. However, they are redeemable by the Trust at any time. NexPoint Advisors, L.P., the Trust’s investment adviser (the “Investment Adviser”) will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continually monitor the corporation’s ability to meet all of its financial obligations, because the Trust’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Equity Securities

The Trust may invest in equity securities including preferred stock, convertible securities, warrants and depository receipts.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

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Warrants. Warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of warrants involves the risk that the Trust could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the warrants’ expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Depository Receipts. The Trust may invest in both sponsored and unsponsored American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”), Global Depository Receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as Continental Depository Receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or U.S. underlying securities. GDRs are depository receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs may present additional investment considerations of credit or securities market investments that are either issued by entities domiciled outside of the U.S., or denominated in currencies other than the U.S. dollar, or both (“Non-U.S. Securities”).

Variable and Floating Rate Instruments

The Trust may purchase rated and unrated variable and floating rate instruments. These instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The Trust may invest in leveraged inverse floating rate debt instruments (“Inverse Floaters”). The interest rate of an Inverse Floater resets in the opposite direction from the market rate of interest to which it is indexed. An Inverse Floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in Inverse Floaters is associated with greater volatility in their market values. Issuers of unrated variable and floating rate instruments must satisfy the same criteria as set forth above for the Trust. The absence of an active secondary market with respect to particular variable and floating rate instruments, however, could make it difficult for the Trust to dispose of a variable or floating rate instrument if the issuer defaulted on its payment obligation or during periods when the Trust is not entitled to exercise its demand rights.

Such instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The absence of an active secondary market with respect to particular variable and floating rate instruments could make it difficult for the Trust to dispose of a variable or floating rate note if the issuer defaulted on its payment obligation or during periods that the Trust is not entitled to exercise its demand rights, and the Trust could, for these or other reasons, suffer a loss, with respect to such instruments.

Derivative Transactions and Risk Management

Consistent with its investment objectives and policies set forth in the prospectus and in addition to its option strategy, the Trust may also enter into certain risk management transactions. In particular, the Trust may purchase and sell futures contracts, exchange listed and over-the-counter put and call options on securities, equity and other indices and futures contracts, forward foreign currency contracts, and may enter into various interest rate transactions. Derivative Transactions may be used to attempt to protect against possible changes in the market value of the Trust’s portfolio resulting from fluctuations in the securities markets and changes in interest rates, to protect the Trust’s unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes and to establish a position in the securities markets as a temporary substitute for purchasing particular securities. Any or all of these Derivative Transactions may be used at any time. There is no particular strategy that requires use of one technique rather than another. Use of any Derivative Transaction is a function of market conditions. The ability of the Trust to manage them successfully will depend on the Investment Adviser’s ability to predict pertinent market movements as well as sufficient correlation among the instruments, which cannot be assured. The Derivative Transactions that the Trust may use are described below.

Futures Contracts and Options on Futures Contracts. In connection with its Derivative Transactions and other risk management strategies, the Trust may also enter into contracts for the purchase or sale for future delivery (“futures contracts”) of securities, aggregates of securities or indices or prices thereof, other financial indices and U.S. government debt securities or options on the above. The Trust will engage in such transactions only for bona fide risk management and other portfolio management purposes.

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Forward Foreign Currency Contracts. The Trust may enter into forward currency contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or another foreign currency. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the forward currency contract agreed upon by the parties, at a price set at the time the forward currency contract is entered into. Forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.

The Trust may engage in various forward currency contract strategies, including without limitation the following:

•	The Trust may purchase a forward currency contract to lock in the U.S. dollar price of a security denominated in a foreign currency that the Trust intends to acquire. The Trust may sell a forward currency contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security or a dividend or interest payment denominated in a foreign currency.

•	The Trust may also use forward currency contracts to shift the Trust’s exposure to foreign currency exchange rate changes from one currency to another. For example, if the Trust owns securities denominated in a foreign currency and the Investment Adviser believes that currency will decline relative to another currency, the Trust might enter into a forward currency contract to sell the appropriate amount of the first foreign currency with payment to be made in the second currency.

•	The Trust may also purchase forward currency contracts to enhance income when the Investment Adviser anticipates that the foreign currency will appreciate in value but securities denominated in that currency do not present attractive investment opportunities.

•	The Trust may also use forward currency contracts to offset against a decline in the value of existing investments denominated in a foreign currency. Such a transaction would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors.

•	The Trust could also enter into a forward currency contract to sell another currency expected to perform similarly to the currency in which the Trust’s existing investments are denominated. This type of transaction could offer advantages in terms of cost, yield or efficiency, but may not offset currency exposure as effectively as a simple forward currency transaction to sell U.S. dollars. This type of transaction may result in losses if the currency sold does not perform similarly to the currency in which the Trust’s existing investments are denominated.

•	The Trust may also use forward currency contracts in one currency or a basket of currencies to attempt to offset against fluctuations in the value of securities denominated in a different currency if the Investment Adviser anticipates that there will be a correlation between the two currencies.

•	The cost to the Trust of engaging in forward currency contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward currency contracts are usually entered into on a principal basis, no fees or commissions are involved.

•	When the Trust enters into a forward currency contract, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of some or all of any expected benefit of the transaction. Secondary markets generally do not exist for forward currency contracts, with the result that closing transactions generally can be made for forward currency contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that the Trust will in fact be able to close out a forward currency contract at a favorable price prior to maturity. In addition, in the event of insolvency of the counterparty, the Trust might be unable to close out a forward currency contract. In either event, the Trust would continue to be subject to market risk with respect to the position, and would continue to be required to maintain a position in securities denominated in the foreign currency or to maintain cash or liquid assets in a segregated account. The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities, measured in the foreign currency, will change after the forward currency contract has been established. Thus, the Trust might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward currency contracts. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term strategy is highly uncertain.

Calls on Securities, Indices and Futures Contracts. In addition to its option strategy, in order to enhance income or reduce fluctuations on net asset value, the Trust may sell or purchase call options (“calls”) on securities and indices based upon the prices of futures contracts and debt or equity securities that are traded on U.S. and non-U.S. securities exchanges and in the over-the-counter markets. A call option gives the purchaser of the option the right to buy, and obligates the seller to sell, the underlying security, futures contract or index at the exercise price at any time or at a specified time during the option period. All such calls sold by the Trust must be “covered” as long as the call is outstanding (i.e., the Trust must own the instrument subject to the call or other securities or assets acceptable for applicable segregation and coverage requirements). A call sold by the Trust exposes the Trust during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security, index or futures contract and may require the Trust to hold an instrument which it might otherwise have sold. The purchase of a call gives the Trust the right to buy a security, futures contract or index at a fixed price. Calls on futures on securities must also be covered by assets or instruments acceptable under applicable segregation and coverage requirements.

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Puts on Securities, Indices and Futures Contracts. In addition to its option strategy, the Trust may purchase put options (“puts”) that relate to securities (whether or not it holds such securities in its portfolio), indices or futures contracts. For the same purposes, the Trust may also sell puts on securities, indices or futures contracts on such securities if the Trust’s contingent obligations on such puts are covered by assets consisting of cash or securities having a value not less than the exercise price. In selling puts, there is a risk that the Trust may be required to buy the underlying security at a price higher than the current market price.

Interest Rate Transactions. Among the Derivative Transactions in which the Trust may enter into are interest rate swaps and the purchase or sale of interest rate caps and floors. The Trust expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio as a duration management technique or to protect against any increase in the price of securities the Trust anticipates purchasing at a later date. Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor.

The Trust may enter into interest rate swaps, caps and floors on either an asset based or liability-based basis, depending on whether it is offsetting volatility with respect to its assets or liabilities, and will usually enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only the net amount of the two payments on the payment dates. Inasmuch as these Derivative Transactions are entered into for good faith risk management purposes, the Investment Adviser and the Trust will not treat them as being subject to its borrowing restrictions. The Trust will accrue the net amount of the excess, if any, of the Trust’s obligations over its entitlements with respect to each interest rate swap on a daily basis and will designate on its books and records with a custodian an amount of cash or liquid securities having an aggregate net asset value at all times at least equal to the accrued excess. The Trust will enter into interest rate swap, cap or floor transactions only with counterparties that are judged by the Investment Adviser to present acceptable credit risk to the Trust. If there is a default by the other party to such a transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps and floors are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps.

Additional Characteristics and Risks of Derivative Transactions

In order to manage the risk of its securities portfolio, or to enhance income or gain as described in the prospectus, the Trust will engage in Derivative Transactions. The Trust will engage in such activities in the Investment Adviser’s discretion, and may not necessarily be engaging in such activities when movements in interest rates that could affect the value of the assets of the Trust occur. The Trust’s ability to pursue certain of these strategies may be limited by applicable regulations of the CFTC. The Trust’s Derivative Transactions may accelerate and/or increase the amount of taxes payable by shareholders. In addition, the Trust’s ability to engage in certain Derivative Transactions may be limited by tax considerations. See “Tax Matters” below for more information.

Put and Call Options on Securities and Indices

The Trust may purchase and sell put and call options on securities and indices. A put option gives the purchaser of the option the right to sell and the writer the obligation to buy the underlying security at the exercise price during the option period. The Trust may also purchase and sell options on securities indices (“index options”). Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the securities index upon which the option is based is greater, in the case of a call, or less, in the case of a put, than the exercise price of the option. The purchase of a put option on a security could protect the Trust’s holdings in a security or a number of securities against a substantial decline in the market value. A call option gives the purchaser of the option the right to buy and the seller the obligation to sell the underlying security or index at the exercise price during the option period or for a specified period prior to a fixed date. The purchase of a call option on a security could protect the Trust against an increase in the price of a security that it intended to purchase in the future. In the case of either put or call options that it has purchased, if the option expires without being sold or exercised, the Trust will experience a loss in the amount of the option premium plus any related commissions. When the Trust sells put and call options, it receives a premium as the seller of the option. The premium that the Trust receives for selling the option will serve as a partial offset, in the amount of the option premium, against changes in the value of the securities in its portfolio. During the term of the option, however, a covered call seller has, in return for the premium on the option, given up the opportunity for capital appreciation above the exercise price of the option if the value of the underlying security increases, but has retained the risk of loss should the price of the underlying security decline. Conversely, a secured put seller retains the risk of loss should the market value of the underlying security decline below the exercise price of the option, less the premium received on the sale of the option. The Trust is authorized to purchase and sell exchange listed options and over the-counter options (“OTC Options”) which are privately negotiated with the counterparty. Listed options are issued by the Options Clearing Corporation (“OCC”) which guarantees the performance of the obligations of the parties to such options.

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The Trust’s ability to close out its position as a purchaser or seller of an exchange listed put or call option is dependent upon the existence of a liquid secondary market on option exchanges. Among the possible reasons for the absence of a liquid secondary market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities; (iv) interruption of the normal operations on an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been listed by the OCC as a result of trades on that exchange would generally continue to be exercisable in accordance with their terms. OTC Options are purchased from or sold to dealers, financial institutions or other counterparties which have entered into direct agreements with the Trust. With OTC Options, such variables as expiration date, exercise price and premium will be agreed upon between the Trust and the counterparty, without the intermediation of a third party such as the OCC. If the counterparty fails to make or take delivery of the securities underlying an option it has written, or otherwise settle the transaction in accordance with the terms of that option as written, the Trust would lose the premium paid for the option as well as any anticipated benefit of the transaction.

The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price movements can take place in the underlying markets that cannot be reflected in the option markets.

Futures Contracts and Related Options

Characteristics. The Trust may sell financial futures contracts or purchase put and call options on such futures as an offset against anticipated market movements. The sale of a futures contract creates an obligation by the Trust, as seller, to deliver the specific type of financial instrument called for in the contract at a specified future time for a specified price. Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

Margin Requirements. At the time a futures contract is purchased or sold, the Trust must allocate cash or securities as a deposit payment (“initial margin”). It is expected that the initial margin that the Trust will pay may range from approximately 1% to approximately 5% of the value of the securities or commodities underlying the contract. In certain circumstances, however, such as periods of high volatility, the Trust may be required by an exchange to increase the level of its initial margin payment. Additionally, initial margin requirements may be increased generally in the future by regulatory action. An outstanding futures contract is valued daily and the payment in case of “variation margin” may be required, a process known as “marking to the market.” Transactions in listed options and futures are usually settled by entering into an offsetting transaction, and are subject to the risk that the position may not be able to be closed if no offsetting transaction can be arranged.

Limitations on Use of Futures and Options on Futures. The Trust currently may enter into such transactions without limit for bona fide strategic purposes, including risk management and duration management and other portfolio strategies. The Trust may also engage in transactions in futures contracts or related options for non-strategic purposes to enhance income or gain provided that the Trust will not enter into a futures contract or related option (except for closing transactions) for purposes other than bona fide strategic purposes, or risk management including duration management if, immediately thereafter, the sum of the amount of its initial deposits and premiums on open contracts and options would exceed 5% of the Trust’s liquidation value, i.e., net assets (taken at current value); provided, however, that in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. The above policies are non-fundamental and may be changed by the Board at any time. Also, when required, an account of cash equivalents designated on the books and records will be maintained and marked to market on a daily basis in an amount equal to the market value of the contract.

Segregation and Cover Requirements. Futures contracts, interest rate swaps, caps, floors and collars, short sales, reverse repurchase agreements and dollar rolls, and listed or OTC options on securities, indices and futures contracts sold by the Trust are generally subject to earmarking and coverage requirements of either the CFTC or the SEC, with the result that, if the Trust does not hold the security or futures contract underlying the instrument, the Trust will be required to designate on its books and records on an ongoing basis cash, U.S. government securities, or other liquid securities in an amount at least equal to the Trust’s net obligations with respect to such instruments.

Such Amounts Fluctuate as the Obligations Increase or Decrease. The earmarking requirement can result in the Trust maintaining securities positions it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restrict portfolio management.

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Derivative Transactions Present Certain Risks. With respect to Derivative Transactions and risk management, the variable degree of correlation between price movements of strategic instruments and price movements in the position being offset create the possibility that losses using the strategy may be greater than gains in the value of the Trust’s position. The same is true for such instruments entered into for income or gain. In addition, certain instruments and markets may not be liquid in all circumstances. As a result, in volatile markets, the Trust may not be able to close out a transaction without incurring losses substantially greater than the initial deposit. Although the use of Derivative Transactions for hedging purposes may reduce the risk of loss due to a decline in the value of an underlying securities position, at the same time such use tends to limit any potential gain which might result from an increase in the value of such position. The ability of the Trust to successfully utilize Derivative Transactions will depend on the Investment Adviser’s ability to predict pertinent market movements and sufficient correlations, which cannot be assured. Finally, the daily deposit requirements in futures contracts that the Trust has sold create an ongoing greater potential financial risk than do options transactions, where the exposure is limited to the cost of the initial premium. Losses due to the use of Derivative Transactions will reduce net asset value.

Regulatory Considerations. The Trust has claimed an exclusion from the definition of “commodity pool operator” under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Portfolio Turnover

The Trust’s annual portfolio turnover rate may vary greatly from year to year. Although the Trust cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances. For the fiscal year ended December 31, 2012, the portfolio turnover rate was 92%, and for the fiscal year ended December 31, 2013 the portfolio turnover rate was 74%. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Trust. There are no limits on the rate of portfolio turnover, and investments may be sold without regard to length of time held when the Trust’s investment strategy so dictates. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Trust. High portfolio turnover may result in the realization of net short-term capital gains by the Trust which, when distributed to common shareholders, will be taxable as ordinary income. See “Tax Matters.”

OTHER INVESTMENT POLICIES AND TECHNIQUES

When-Issued and Forward Commitment Securities

The Trust may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to offset against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Trust will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Trust disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Trust enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Trust. There is always a risk that the securities may not be delivered and that the Trust may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Trust as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Pay-In-Kind Securities

The Trust may invest in Pay-in-kind, or “PIK” securities. PIK securities are securities which pay interest through the issuance of additional debt or equity securities. Similar to zero coupon obligations, PIK securities also carry additional risk as holders of these types of securities typically do not receive cash until the final payment date on the security unless such security is sold. In addition, if the issuer defaults, the Trust may obtain no return at all on its investment. The market price of PIK securities is affected by interest rate changes to a greater extent, and therefore tends to be more volatile, than that of securities which pay interest in cash. Additionally, current U.S. federal income tax law requires the holder of certain PIK securities to accrue interest income with respect to these securities prior to the actual receipt of cash payments. In order to receive the special treatment accorded to “regulated investment companies” (“RICs”) and their shareholders under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and to avoid liability for U.S. federal income or excise taxes at the Trust level, the Trust may be required to distribute income accrued with respect to these securities prior to the Trust’s receipt of cash on these securities and thus may, among other things, dispose of portfolio securities under potentially disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See “Tax Matters” below.

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Mezzanine Investments

The Trust may invest in certain high yield securities known as mezzanine investments, which are subordinated debt securities which are generally issued in private placements in connection with an equity security (e.g., with attached warrants). Such mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to five years. Mezzanine investments are usually unsecured and subordinate to other obligations of the issuer.

Loan Participations and Assignments

The Trust may invest in fixed and floating rate loans (“Loans”) arranged through private negotiations between a corporation or foreign government and one or more financial institutions (“Lenders”). The Trust’s investments in Loans are expected in most instances to be in the form of participations in Loans (“Participations”) and assignments of all or a portion of Loans (“Assignments”) from third parties. Participations typically will result in the Trust having a contractual relationship only with the Lender, not the borrower. The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and the Trust and only upon receipt by the Lender of the payments by the borrower. In connection with purchasing Participations, the Trust generally has no direct right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loan, nor any rights of set-off against the borrower, and the Trust may not directly benefit from any collateral supporting the Loan in which it has purchased the Participation. As a result the Trust will assume the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Trust may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower. The Trust will acquire Participations only if the Lender interpositioned between the Trust and the borrower is determined by the Investment Adviser to be creditworthy. When the Trust purchases Assignments from Lenders, the Trust will acquire direct rights against the borrower on the Loan. However, because Assignments are arranged through private negotiations between potential assignees and assignors, the rights and obligations acquired by the Trust as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

The Trust may have difficulty disposing of Assignments and Participations. Because there is no public market for such securities, the Trust anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market will have an adverse impact on the value of such securities and on the Trust’s ability to dispose of particular Assignments or Participations when necessary to meet the Trust’s liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for Assignments and Participations also may make it more difficult for the Trust to assign a value to those securities for purposes of valuing the Trust’s portfolio and calculating its net asset value.

Project Loans

The Trust may invest in project loans, which are fixed income securities of issuers whose revenues are primarily derived from mortgage loans to multi-family, nursing home and other real estate development projects. The principal payments on these mortgage loans will be insured by agencies and authorities of the U.S. government.

Zero Coupons and Deferred Payment Obligations

The Trust may invest in zero-coupon bonds, which are normally issued at a significant discount from face value and do not provide for periodic interest payments. Zero-coupon bonds may experience greater volatility in market value than similar maturity debt obligations which provide for regular interest payments. The Trust may also invest in deferred payment securities. Deferred payment securities are securities that remain zero-coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. Deferred payment securities are subject to greater fluctuations in value and may have lesser liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods.

Current U.S. federal income tax law requires the holder of certain zero-coupon bonds or deferred payment securities to accrue interest income with respect to these securities prior to the actual receipt of cash payments by the holder. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid liability for U.S. federal income or excise taxes at the Trust level, the Trust may be required to distribute income accrued with respect to these securities prior to the Trust’s receipt of cash on these securities and thus may, among other things, dispose of Trust securities under potentially disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See “Tax Matters” below.

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Real Estate Investment Trusts (“REITs”)

The Trust may invest in REITs. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. REITs are subject to risks similar to those associated with direct ownership of real estate (including loss to casualty or condemnation, increases in property taxes and operating expenses, zoning law amendments, changes in interest rates, overbuilding and increased competition, variations in market value, adverse changes in the real estate markets generally or in specific sectors of the real estate industry and possible environmental liabilities), as well as additional risks discussed below.

The Trust seeks to gain exposure to the real estate markets, in whole or in part, through investing in Freedom REIT, a subsidiary of the Trust organized under the laws of Delaware on September 17, 2012 (the “Subsidiary”). The Subsidiary has elected to be taxed as a REIT. The Subsidiary is generally subject to the same investment policies and restrictions of the Trust. As of December 31, 2013, the Subsidiary accounted for approximately 5.93% of the Trust’s net assets. The Investment Adviser does not charge an additional fee on assets held in the Subsidiary.

REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. REITs are not taxed on income distributed to shareholders provided they comply with the applicable requirements of the Code. The Trust will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to the expenses paid by the Trust. Debt securities issued by REITs are, for the most part, general and unsecured obligations and are subject to risks associated with REITs.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. An equity REIT may be affected by changes in the value of the underlying properties owned by the REIT. A mortgage REIT may be affected by changes in interest rates and the ability of the issuers of its portfolio mortgages to repay their obligations. REITs are dependent upon the skills of their managers and are not diversified. REITs are generally dependent upon maintaining cash flows to repay borrowings and to make distributions to shareholders and are subject to the risk of default by lessees or borrowers. REITs whose underlying assets are concentrated in properties used by a particular industry, such as health care, are also subject to risks associated with such industry. REITs are often leveraged or invest in properties that are themselves leveraged, exposing them to the risks of leverage generally. Among other things, leverage will generally increase losses during periods of real estate market declines.

REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline. If the REIT invests in adjustable rate mortgage loans the interest rates on which are reset periodically, yields on a REIT’s investments in such loans will gradually align themselves to reflect changes in market interest rates. This causes the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

REITs may have limited financial resources, may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than larger company securities.

Master Limited Partnerships (“MLPs”)

The Trust may invest in MLPs. MLPs typically are characterized as “publicly traded partnerships” that qualify to be treated as partnerships for U.S. federal income tax purposes and are principally engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities, such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products (collectively, the energy industry). The Trust’s MLP investments include investments that offer economic exposure to public MLPs in the form of common or subordinated units issued by MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, debt securities of MLPs, and securities that are derivatives of interests in MLPs, including I-Shares, and derivative instruments in which the Trust may invest that have economic characteristics of MLP securities.

Generally, an MLP is operated under the supervision of one or more managing general partners. Limited partners (like the Trust when it invests in an MLP) are not involved in the day-to-day management of the partnership. The Trust also may invest in companies who serve (or whose affiliates serve) as the general partner of an MLP. These investments may not be taxed as partnerships for U.S. Federal income tax purposes. Conflicts of interest may exist among unit holders, subordinated unit holders and the general partner of an MLP, including those arising from incentive distribution payments. General Partners typically have limited fiduciary duties to an MLP, which could allow a general partner to favor its own interests over the MLP’s interests. Additionally, general partners of MLPs often have limited call rights that may require MLP unit holders to sell their common units at an undesirable time or price.

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Holders of MLP securities have limited control and voting rights on matters affecting the partnership. Holders of securities issued by a MLP are exposed to a remote possibility of liability for all of the obligations of that MLP in the event that a court determines that the rights of the holders of MLP securities to vote to remove or replace the general partner of that MLP, to approve amendments to that MLP’s partnership agreement, or to take other action under the partnership agreement of that MLP would constitute “control” of the business of that MLP, or a court or governmental agency determines that the MLP is conducting business in a state without complying with the partnership statute of that state. Holders of MLP securities are also exposed to the risk that they will be required to repay amounts to the MLP that are wrongfully distributed to them.

Investments in MLP securities also present special tax risks. For example, if an MLP does not meet current legal requirements to maintain its partnership status, or if it is unable to do so because of tax or other law changes, it would be treated as a corporation for U.S. federal income tax purposes. In that case, the MLP would be obligated to pay U.S. federal income tax (as well as state and local taxes) at the entity level on its taxable income and distributions received by the Trust would be taxable to the Trust as dividend income to the extent of the MLP’s current and accumulated earnings and profits for federal tax purposes. The classification of an MLP as a corporation for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP and the value of the Trust’s investment in any such MLP. As a result, the value of the Trust’s shares and the cash available for distribution to Trust shareholders could be materially reduced.

Life Settlement Investments

The Trust may invest in life settlements, which are the transfers of the beneficial interest in a life insurance policy by the underlying insured person to a third party. The Trust will generally purchase the beneficial interest in a life insurance policy for more than its cash surrender value but at a discount to its face value (i.e., the payment amount set forth in the life insurance policy that is payable on the death of the insured or upon maturity of the life insurance policy). After purchase the Trust will be responsible for premiums payable on the life insurance policy and will be entitled to receive the full face value from the insurance company upon maturation (i.e., upon the death of the insured). Accordingly, if the Trust is unable to make premium payments on a purchased life insurance policy due to liquidity issues or for any other reason, the policy will lapse, and the Trust will lose its ownership interest in the policy. In addition, the Trust’s investments in life settlement policies involve certain additional risks, including inaccurate estimations of life expectancy of the insured individuals, liquidity risk, credit risk of the insurance company, risks of any policies purchased being unenforceable and risks of adverse regulatory and legal changes.

The actual rate of return on a life settlement policy cannot be calculated before the insured dies and the longer the insured lives, the lower the rate of return on the related life settlement policy will be. Current privacy laws may limit the information available to the Trust about insureds and may cause the Trust to inaccurately estimate the value of particular policies. The Trust’s inability to predict with certainty the life expectancies of the pool of underlying insured persons tied to purchased life settlement policies may cause unanticipated delays in the collection of a substantial number of life settlement policies. Life settlements are also generally considered illiquid because there is a limited secondary market for such policies to be bought and sold. Accordingly, the Trust may be limited in its ability to sell policies in its portfolio in a timely fashion and/or at a favorable price. In addition, if a life insurance company declares bankruptcy or otherwise is insolvent, there may not be sufficient funds for it to pay its liability, and while many states have an insurance guarantee fund to provide payments to beneficiaries of insurance companies that declare bankruptcy, the collection process can be prolonged and complicated, and collection may not be possible in all circumstances.

Life settlement policies may also be subject to contest by the issuing life insurance company. If the insurance company successfully contests a policy, the policy will be rescinded and declared void. For example, insurers may refuse to pay benefits on certain life insurance policies on the basis that there was no “insurable interest” on the part of the purchaser of a life insurance policy at the time such policy was issued. Recently the issue of a lack of insurable interest has been raised by insurers and beneficiaries of irrevocable life insurance trusts, in the context of so-called “stranger originated life insurance” policies. It is possible that courts may void certain life settlement policies for these or other reasons. The market for life settlement policies may also be subject to new government regulation that may impact the ability of the Trust to obtain life settlement policies. Insurance companies may seek regulation or changes of law restricting or otherwise encumbering the transfer of life insurance policies in life settlement policy transactions. No assurance can be made that insurance companies will not be successful in limiting the supply of life insurance policies available for purchase in life settlement policy transactions.

Any or all of the risks described above could have a material adverse effect on the Trust’s investment returns and, therefore, on its ability to make distributions to its shareholders. In addition, it is unclear whether the income from life settlements is qualifying income for purposes of the IRS 90% gross income test the Trust must satisfy each year to qualify as a RIC. The Trust intends to monitor its investments to ensure that the Trust remains qualified as a RIC.

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MANAGEMENT OF THE TRUST

Trustees

The Board provides broad oversight over the operations and affairs of the Trust and protects the interests of shareholders. The Board has overall responsibility to manage and control the business affairs of the Trust, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Trust’s business. The names and birthdates of the trustees and officers of the Trust, the year each was first elected or appointed to office, their principal business occupations during the last five years, the number of funds overseen by each trustee and other directorships or trusteeships they hold are shown below. The business address of the Trust, the Investment Adviser and their Board members and officers is 200 Crescent Court, Suite 700, Dallas, Texas 75201, unless otherwise specified below.

Information About Each Trustee’s Experience, Qualifications, Attributes, or Skills for Board Membership

The following provides an overview of the considerations that led the Board to conclude that each individual serving as a Trustee of the Trust should so serve, as well as each Trustee’s name and certain biographical information as reported by them to the Trust. Among the factors the Board considered when concluding that an individual should serve on the Board were the following: (i) the individual’s business and professional experience and accomplishments; (ii) the individual’s ability to work effectively with the other members of the Board; (iii) the individual’s prior experience, if any, serving on company boards (including public companies and, where relevant, other investment companies) and the boards of other complex enterprises and organizations; and (iv) how the individual’s skills, experiences and attributes would contribute to an appropriate mix of relevant skills and experience on the Board.

In respect of each Trustee, the individual’s professional accomplishments and prior experience, including, in some cases, in fields related to the operations of the Trust, were a significant factor in the determination that the individual should serve as a Trustee of the Trust. Each Trustee’s professional experience and additional considerations that contributed to the Board’s conclusion that an individual should serve on the Board are summarized in the table below.

Name, Date of Birth and Address[1]	Position(s) held with the Trust	Term of Office and Length of Time Served[2]	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Highland Fund Complex[3] Overseen by Trustee	Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
Independent Trustees[4]
Timothy K. Hui (6/13/1948)	Trustee	3 year term (expiring at 2014 annual meeting). Trustee since inception in May 2006.	Dean of Educational Resources since July 2012 and from July 2006 to January 2008, Vice President from February 2008 to June 2012, and Assistant Provost for Graduate Education from July 2004 to June 2006 at Cairn University.	13	None	Significant experience on this and/or other boards of directors/trustees; administrative and managerial experience; legal training and practice.

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Name, Date of Birth and Address[1]	Position(s) held with the Trust	Term of Office and Length of Time Served[2]	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Highland Fund Complex[3] Overseen by Trustee	Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
Dr. Bob Froehlich (4/28/1953)	Trustee	3 year term (expiring at 2014 annual meeting). Trustee since December 2013.	Executive Vice President and Chief Investment Strategist, The Hartford Mutual Funds from 2009 until retirement in 2012; Vice Chairman of Deutsche Asset Management from 2002 to 2009.	13

Director of American Realty Capital Finance Trust, Inc.; Director of KC Concessions, Inc.; Trustee of AR Capital Real Estate Fund; Director of American Realty Capital Healthcare Trust II; Director, American Realty Capital Daily Net Asset Value Trust, Inc.; Director of American Sports Enterprise, Inc.; Director of Davidson Investment Advisors.

Significant experiences in the financial industry; significant managerial and executive experience; significant experience on other boards of directors, including as a member of several audit committees.

Bryan A. Ward (2/4/1955)	Trustee	3 year term (expiring at 2016 annual meeting). Trustee since inception in May 2006.	Senior Manager, Accenture, LLP (a consulting firm) since January 2002.	13	None	Significant experience on this and/or other boards of directors/trustees; significant managerial and executive experience; significant experience as a management consultant.
Terrence O. Jones (7/3/1963)	Trustee	3 year term (expiring at 2015 annual meeting). Trustee since December 2013.	Chief Investment Officer, Banco Santander/Optimal Investments from November 2008 to April 2009; Founder and President, Battersby Capital Management LLC from January 2006 to November 2008; and Managing Director, Goldman Sachs Hedge Fund Strategies from December 2001 to December 2005.	13	Genworth Life Insurance Company of New York; Father Judge

Significant experience in the financial industry; significant managerial and executive experience, including experience as founder and president of an investment management bank and as chief investment officer of a private investment firm; experience on other boards of directors.

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Name, Date of Birth and Address[1]	Position(s) held with the Trust	Term of Office and Length of Time Served[2]	Principal Occupation(s) During the Past Five Years	Number of Portfolios in the Highland Fund Complex[3] Overseen by Trustee	Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
Interested Trustees
John Honis[5] (6/16/1958)	Trustee	3 year term (expiring at 2015 annual meeting) for NHF. Trustee since July 2013.	President of Rand Advisors, LLC since August 2013; Partner of Highland Capital Management, L.P. (“HCM”)	13	None	Significant experience in the financial industry; significant managerial and executive experience, including experience as president, chief executive officer or chief restructuring officer of five telecommunication firms; experience on another board of directors.
Ethan Powell[5] (6/20/1975)	Trustee; Chairman of the Board; Executive Vice President and Secretary (Principal Executive Officer)	3 year term (expiring at 2016 annual meeting) for NHF. Trustee since December 2013. Chairman of the Board since December 2013. Executive Vice President since June 2012. Secretary since November 2010.	Trustee of NHF, HFI, HFII and Highland Special Situations Fund (“HSSF”) from June 2012 until July 2013; Chief Product Strategist of NexPoint Advisors, L.P. and Highland Capital Management Fund Advisors, L.P. (“HCMFA”) since 2012; Senior Retail Fund Analyst of HCM since 2007 and of HCMFA since its inception and Secretary of the funds in the Highland Fund Complex since November 2010.	13	None

Significant experience in the financial industry; significant executive experience including current and past service as an officer of funds in the Highland Fund Complex; significant administrative and managerial experience.

[1]	The address for each Trustee is c/o NexPoint Advisors, L.P., 200 Crescent Court, Suite 700, Dallas, Texas 75201.
[2]	On an annual basis, as a matter of Board policy, the Governance Committee reviews each Trustee’s performance and determines whether to extend each such Trustee’s service for another year. Effective June 2013, the Board adopted a retirement policy wherein the Governance Committee shall not recommend the continued service as a Trustee of a Board member who is older than 80 years of age at the time the Governance Committee reports its findings to the Board.
[3]	The “Highland Fund Complex” consists of all of the registered investment companies overseen by the Board (NHF, Highland Funds I (“HFI”), Highland Funds II (“HFII”) and Highland Special Situations Fund (“HSSF”)) and advised by the Investment Adviser or an affiliated person of the Investment Adviser as of the date of this SAI.
[4]	Independent Trustees are those who are not “interested persons” as that term is defined under Section 2(a)(19) of the Investment Company Act.
[5]	Mr. Powell is deemed to be an “interested person” of the Trust under the 1940 Act because of his affiliation with the Investment Adviser and HCMFA. Mr. Honis is deemed to be an “interested person” of the Trust under the 1940 Act because of his position with HCM, an affiliate of the Adviser.

Name, Date of Birth and Address[1]	Position(s) held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years
Brian Mitts (8/26/1970)	Treasurer (Principal Accounting Officer and Principal Financial Officer)	Indefinite Term; Treasurer since November 2010	Chief Financial Officer and Financial and Operations Principal of Highland Capital Funds Distributor, Inc. since November 2013; Chief Operations Officer of HCMFA since 2012; Senior Retail Fund Analyst of HCM since 2007 and HCMFA since its inception; Principal Accounting Officer and Treasurer of the funds in the Highland Fund Complex since November 2010.

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Name, Date of Birth and Address[1]	Position(s) held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years
Ethan Powell (6/20/1975)	Trustee; Chairman of the Board; Executive Vice President and Secretary (Principal Executive Officer)	Indefinite Term; Trustee since December 2013; Chairman of the Board since December 2013; Executive Vice President since June 2012; Secretary since November 2010	Trustee of NHF, HFI, HFII and HSSF from June 2012 until July 2013; President of the Investment Adviser since May 2012; Chief Product Strategist of HCMFA since 2012; Senior Retail Fund Analyst of HCM since 2007 and HCMFA since its inception; and Secretary of the funds in the Highland Fund Complex since November 2010.

Alan Head (8/5/1973)	Chief Compliance Officer	Indefinite Term; Chief Compliance Officer since January 2012	Chief Compliance Officer of Highland Capital Funds Distributor, Inc. since November 2013; Compliance Director at HCM and Chief Compliance Officer of NexBank Securities, Inc. (an affiliated broker-dealer) since November 2010; President of NexBank Securities, Inc. from November 2011 to March 2014;Vice President, and Manager of Reporting and Research from May 2008 to September 2010.

Dustin Norris (1/6/1984)	Assistant Treasurer	Indefinite Term; Assistant Treasurer since November 2012	Senior Accounting Manager at HCMFA since August 2012; Assistant Treasurer of the funds in the Highland Fund Complex since November 2012; Fund Accountant at HCM from June 2010 to August 2012; Auditor at Deloitte & Touche LLP from 2009 to June 2010.

[1]	The address for each officer is NexPoint Advisors, L.P., 200 Crescent Court, Suite 700, Dallas, Texas 75201.

Role of the Board of Trustees, Leadership Structure and Risk Oversight

The Role of the Board of Trustees

The Board oversees the management and operations of the Trust. Like most registered investment companies, the day-to-day management and operation of the Trust is performed by various service providers to the Trust, such as the Investment Adviser, and the distributor, administrator, custodian, and transfer agent. The Board has appointed senior employees of certain of these service providers as officers of the Trust, with responsibility to monitor and report to the Board on the Trust’s operations. The Board receives regular reports from these officers and service providers regarding the Trust’s operations. For example, the Treasurer provides reports as to financial reporting matters and investment personnel report on the performance of the Trust’s portfolios. The Board has appointed a Chief Compliance Officer who administers the Trust’s compliance program and regularly reports to the Board as to compliance matters. Some of these reports are provided as part of formal in-person Board meetings, which are typically held quarterly, in person, and involve the Board’s review of, among other items, recent Trust operations. The Board also periodically holds telephonic meetings as part of its review of the Trust’s activities. From time to time one or more members of the Board may also meet with management in less formal settings, between scheduled Board meetings, to discuss various topics. In all cases, however, the role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Trust and its oversight role does not make the Board a guarantor of the Trust’s investments, operations or activities.

Board Structure and Leadership

The Board has structured itself in a manner that it believes allows it to perform its oversight function effectively. The Board consists of six Trustees, four of whom are Independent Trustees. The remaining Trustees, Messrs. Honis and Powell are “interested persons” of the Trust (each an “Interested Trustee”). Mr. Powell is an Interested Trustee because of his position with the Investment Adviser and HCMFA. Mr. Powell also serves as Chairman, Executive Vice President and Secretary of the Trust, and as such he participates in the oversight of the Trust’s day-to-day business affairs. Mr. Honis is an Interested Trustee because of his position with an affiliate of the Investment Adviser. The Trustees meet periodically throughout the year in person and by telephone to oversee the Trust’s activities, review contractual arrangements with service providers for the Trust and review the Trust’s performance. The Board conducts much of its work through certain standing Committees, each of whose meetings are chaired by an Independent Trustee. The Board has four committees, the Audit Committee, the Governance Committee, the Litigation Committee and the Qualified Legal Compliance Committee, which are discussed in greater detail below.

The Audit Committee. Pursuant to the Audit Committee Charter adopted by the Board of Trustees, the function of the Audit Committee is to (1) oversee the Trust’s accounting and financial reporting processes and the audits of the Trust’s financial statements and (2) assist in Board oversight of the integrity of the Trust’s financial statements, the Trust’s compliance with legal and regulatory requirements, and the independent registered public accounting firm’s qualifications, independence, and performance. The Audit Committee met nine times during the fiscal year ended December 31, 2013. The members of the Fund’s Audit Committee are Messrs. Froehlich, Hui, Jones and Ward. The Board of the Fund has determined that Mr. Ward is an “audit committee financial expert,” for purposes of the federal securities laws. Mr. Ward also acts as the Chairman of the Audit Committee.

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The Governance Committee. The Trust’s Governance Committee’s function is to oversee and make recommendations to the full Board with respect to governance of the Trust, selection and nomination of Trustees, compensation of Trustees, and related matters. The Governance Committee is also responsible for annually evaluating each Trustee and recommending such Trustee’s continued service on the Board. The Governance Committee will consider recommendations for Trustee nominees from shareholders sent to the Secretary of the Trust, 200 Crescent Court, Suite 700, Dallas, Texas 75201. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the recommended nominee’s ability to meet the responsibilities of a Trustee of the Trust. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee.

The Governance Committee is comprised of all of the Trust’s Trustees. The Governance Committee was established in June 2012 to replace the Nominating Committee.

The Governance Committee met eight times during the fiscal year ended December 31, 2013. Mr. Jones acts as the Chairman of the Governance Committee.

The Litigation Committee. The Litigation Committee’s function is to seek to address any potential conflicts of interest between the Trust and the Adviser in connection with any potential or existing litigation or other legal proceeding relating to securities held by the Trust and the Adviser or Sub-Adviser or another client of the Adviser. The Litigation Committee met ten times during the fiscal year ended December 31, 2013.

The members of the Litigation Committee are Messrs. Froehlich, Hui, Jones and Ward. Mr. Hui acts as the Chairman of the Litigation Committee.

Qualified Legal Compliance Committee. The Qualified Legal Compliance Committee (“QLCC”) is charged with compliance with Rules 205.2(k) and 205.3(c) of Title 17 of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Trust who appear and practice before the Securities and Exchange Commission (“SEC”) on behalf of the Trust. The QLCC is comprised of Messrs. Froehlich, Hui, Jones and Ward. The QLCC did not meet during the fiscal year ended December 31, 2013. The QLCC does not have a Chairman, although meetings of the Committee are chaired by an Independent Trustee.

The Trust does not have a lead Independent Trustee. As noted above, the Board’s leadership structure features all of the Independent Trustees serving as members of each Board Committee. Inclusion of all Independent Trustees in the Committees allows them to participate in the full range of the Board’s oversight duties, including oversight of the risk management process. In addition, although the Independent Trustees recognize that having a lead Independent Trustee may in some circumstances help coordinate communications with management and otherwise assist a board in the exercise of its oversight duties, the Independent Trustees believe that because of the relatively small size of the Board, the ratio of Independent Trustees to Interested Trustees and the good working relationship among the Board members, it has not been necessary to designate a lead Independent Trustee.

The Board periodically reviews its leadership structure, including the role of the Chairman. The Board also completes an annual self-assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Trust’s current operations. The Board believes that its leadership structure, including the current percentage of the Board who are Independent Trustees is appropriate given its specific characteristics. These characteristics include: (i) the extent to which the work of the Board is conducted through the standing committees, each of whose meetings are chaired by an Independent Trustee; (ii) the extent to which the Independent Trustees meet as needed, together with their independent legal counsel, in the absence of members of management and members of the Board who are “interested persons” of the Trust; and (iii) Mr. Powell’s position with the Investment Adviser and Mr. Honis’ position with an affiliate of the Investment Adviser, both of which enhances the Board’s understanding of the operations of the Investment Adviser.

Board Oversight of Risk Management

The Board’s role is one of oversight, rather than active management. This oversight extends to the Trust’s risk management processes. These processes are embedded in the responsibilities of officers of, and service providers to, the Trust. For example, the Investment Adviser and other service providers to the Trust are primarily responsible for the management of the Trust’s investment risks. The Board has not established a formal risk oversight committee. However, much of the regular work of the Board and its standing Committees addresses aspects of risk oversight. For example, the Trustees seek to understand the key risks facing the Trust, including those involving conflicts of interest; how management identifies and monitors these risks on an ongoing basis; how management develops and implements controls to mitigate these risks; and how management tests the effectiveness of those controls.

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In the course of providing that oversight, the Board receives a wide range of reports on the Trust’s activities from the Investment Adviser and other service providers, including reports regarding the Trust’s investment portfolio, the compliance of the Trust with applicable laws, and the Trust’s financial accounting and reporting. The Board also meets periodically with the Trust’s Chief Compliance Officer to receive reports regarding the compliance of the Trust with the federal securities laws and the Trust’s internal compliance policies and procedures and meets with the Trust’s Chief Compliance Officer periodically, including at least annually, to review the Chief Compliance Officer’s annual report, including the Chief Compliance Officer’s risk-based analysis for the Trust. The Board’s Audit Committee also meets regularly with the Treasurer and the Trust’s independent public accounting firm to discuss, among other things, the internal control structure of the Trust’s financial reporting function. The Board also meets periodically with the portfolio managers of the Trust to receive reports regarding the management of the Trust, including its investment risks.

The Board recognizes that not all risks that may affect the Trust can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Trust’s goals, that reports received by the Trustees with respect to risk management matters are typically summaries of the relevant information, and that the processes, procedures and controls employed to address risks may be limited in their effectiveness. As a result of the foregoing and other factors, risk management oversight by the Board and by the Committees is subject to substantial limitations.

Compensation of Trustees

The executive officers of the Trust and the trustees who are “interested persons” of the Trust (as defined in the Investment Company Act) receive no direct remuneration from the Trust. Each Independent Trustee receives an annual retainer of $150,000 payable in quarterly installments and allocated among each portfolio in the Highland Fund Complex based upon relative net assets. Independent Trustees are reimbursed for actual out-of-pocket expenses relating to attendance at meetings. The Trustees do not have any pension or retirement plan.

The following table summarizes the compensation paid by the Trust to the Independent Trustees and the aggregate compensation paid by the Highland Fund Complex to the Independent Trustees for the fiscal year ended December 31, 2013.

Name of Trustee	Aggregate Compensation From the Trust	Total Compensation from the Highland Fund Complex[1]
Independent Trustees
Timothy K. Hui	$29,264	$150,000
Bryan A. Ward	$29,264	$150,000
Terrence O. Jones[2]	$0	$0
Dr. Bob Froehlich[2]	$0	$0
Scott F. Kavanaugh[3]	$29,264	$150,000
James F. Leary[4]	$21,153	$103,125
Interested Trustee
John Honis	$0	$0
Ethan Powell	$0	$0

[1]	The “Highland Fund Complex” consists of the NHF, HSSF, each series of HFI and each series of HFII.
[2]	Effective December 6, 2013, Messrs. Jones and Froehlich were each appointed as a Trustee of the Highland Fund Complex.
[3]	Effective December 6, 2013, Mr. Kavanaugh resigned as a Trustee of the Highland Fund Complex.
[4]	Effective June 7, 2013, Mr. Leary retired as a Trustee of the Highland Fund Complex.

Share Ownership

The following table shows the dollar range of equity securities beneficially owned by the Trustees in the Trust and the aggregate dollar range of equity securities owned by the Trustees in all funds overseen by the Trustees in the Highland Funds Complex as of December 31, 2013.

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Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities Owned in All Funds of the Highland Fund Complex[1] Overseen by Trustee
Interested Trustees
John Honis		Over $100,0000
NexPoint Credit Strategies Fund	Over $100,0000
Ethan Powell		Over $100,0000
NexPoint Credit Strategies Fund	Over $100,0000
Independent Trustees
Timothy K. Hui		$1-$10,000
NexPoint Credit Strategies Fund	$1-$10,000
Terrence O. Jones	None	None
Dr. Bob Froehlich	None	None
Bryan A. Ward		$1-$10,000
NexPoint Credit Strategies Fund	$1-$10,000

[1]	The “Highland Fund Complex” consists of HSSF, NHF, each series of HFI and each series of HFII.

Proxy Voting Policies and Procedures

The Board has delegated the voting of proxies for Trust securities to the Investment Adviser pursuant to the Investment Adviser’s proxy voting policies and procedures. Under these policies and procedures, the Investment Adviser will vote proxies related to Trust securities in the best interests of the Trust and its shareholders. A copy of the Investment Adviser’s proxy voting policies and procedures is attached as Appendix B to this Statement of Additional Information. The Trust’s proxy voting record for the most recent 12- month period ending June 30 is available (i) without charge, upon request, by calling 1-877-665-1287 and (ii) on the Commission’s web site (http://www.sec.gov).

Codes of Ethics

The Trust and the Investment Adviser have adopted codes of ethics under Rule 17j-1 of the Investment Company Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Trust. These codes can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. The codes of ethics are available on the EDGAR Database on the Commission’s web site (http://www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-0102.

Investment Adviser

Effective June 14, 2012, NexPoint Advisors, L.P. became the investment advisor and administrator to the Trust. Prior to June 14, 2012, HCMFA (formerly Pyxis Capital, L.P.) was the investment advisor and administrator to the Trust. For a description of the Investment Adviser, including a description of its controlling persons, see “Management of the Trust—Investment Adviser” in the Trust’s prospectus.

As described in more detail in the Trust’s prospectus, in return for its advisory services, the Investment Adviser receives an annual fee, payable monthly, in an amount equal to 1.00% of the average weekly value of the Trust’s Managed Assets (the “Advisory Fee”). The accrued fees are payable monthly as promptly as possible after the end of each month during which the investment advisory agreement is in effect.

Pursuant to the investment advisory agreement, the Trust has paid the following amounts as Advisory Fees to the Investment Adviser and HCMFA for the past three fiscal years:

	2011	2012	2013
Investment Adviser	$0	$2,747,366	$8,050,253
HCMFA	$5,969,298	$282,870	$0

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Administration Services

Pursuant to the Trust’s administration services agreement, the Investment Adviser performs the following services: (i) prepare monthly security transaction listings; (ii) supply various normal and customary portfolio and Trust statistical data as requested on an ongoing basis; (iii) prepare for execution and file the Trust’s Federal and state tax returns: prepare a fiscal tax provision in coordination with the annual audit; prepare an excise tax provision; and prepare all relevant 1099 calculations; (iv) coordinate contractual relationships and communications between the Trust and its contractual service providers; (v) coordinate printing of the Trust’s annual and semi-annual shareholder reports; (vi) prepare income and capital gain distributions; (vii) prepare the semiannual and annual financial statements; (viii) monitor the Trust’s compliance with Internal Revenue Code, Commission and prospectus requirements; (ix) prepare, coordinate with the Trust’s counsel and coordinate the filing with the Commission: semi-annual reports on Form N-SAR and Form N-CSR; Form N-Q; and Form N-PX based upon information provided by the Trust; assist in the preparation of Forms 3, 4 and 5 pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and Section 30(h) of the Investment Company Act for the officers and trustees of the Trust, such filings to be based on information provided by those persons; (x) assist in the preparation of notices of meetings of shareholders and coordinate preparation of proxy statements; (xi) assist in obtaining the fidelity bond and trustees’ and officers’/errors and omissions insurance policies for the Trust in accordance with the requirements of Rule 17g-1 and 17d-1(d)(7) under the Investment Company Act; (xii) monitor the Trust’s assets to assure adequate fidelity bond coverage is maintained; (xiii) draft agendas and resolutions for quarterly and special Board meetings; (xiv) coordinate the preparation, assembly and mailing of Board materials; (xv) attend Board meetings and draft minutes thereof; (xvi) maintain the Trust’s corporate calendar to assure compliance with various filing and Board approval deadlines; (xvii) assist the Trust in the handling of Commission examinations and responses thereto; (xviii) assist the Trust’s chief executive officer and chief financial officer in making certifications required under the Commission’s disclosure forms; (xix) prepare and coordinate the Trust’s state notice filings; (xx) furnish the Trust office space in the offices of the Investment Adviser, or in such other place or places as may be agreed from time to time, and all necessary office facilities, simple business equipment, supplies, utilities and telephone service for managing the affairs of the Trust; (xxi) perform clerical, bookkeeping and other administrative services not provided by the Trust’s other service providers; (xxii) determine or oversee the determination and publication of the Trust’s net asset value in accordance with the Trust’s policies as adopted from time to time by the Board; (xxiii) oversee the maintenance by the Trust’s custodian and transfer agent and dividend disbursing agent of certain books and records of the Trust as required under Rule 31a-1(b)(2)(iv) of the Investment Company Act and maintain (or oversee maintenance by such other persons as approved by the Board) such other books and records required by law or for the proper operation of the Trust; (xxiv) determine the amounts available for distribution as dividends and distributions to be paid by the Trust to its shareholders; calculate, analyze and prepare a detailed income analysis and forecast future earnings for presentation to the Board; prepare and arrange for the printing of dividend notices to shareholders, as applicable, and provide the Trust’s dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Trust’s dividend reinvestment plan; (xxv) serve as liaison between the Trust and each of its service providers; (xxvi) assist in monitoring and tracking the daily cash flows of the individual assets of the Trust, as well as security position data of portfolio investments; assist in resolving any identified discrepancies with the appropriate third party, including the Trust’s custodian, administrative agents and other service providers, through various means including researching available data via agent notices, financial news and data services, and other sources; (xxvii) monitor compliance with leverage tests under the Trust’s credit facility, and communicate with leverage providers and rating agencies; (xxviii) coordinate negotiation and renewal of credit agreements for presentation to the Board; (xxix) coordinate negotiations of agreements with counterparties and the Trust’s custodian for derivatives, short sale and similar transactions, as applicable; (xxx) provide assistance with the settlement of trades of portfolio securities; (xxxi) coordinate and oversee the provision of legal services to the Trust; (xxxii) cooperate with the Trust’s independent registered public accounting firm in connection with audits and reviews of the Trust’s financial statements, including interviews and other meetings, and provide necessary information and coordinate confirmations of bank loans and other assets for which custody is not through DTC, as necessary; (xxxiii) provide Secretary and any Assistant Secretaries, Treasurer and any Assistant Treasurers and other officers for the Trust as requested; (xxxiv) develop or assist in developing compliance guidelines and procedures; (xxxv) investigate and research customer and other complaints to determine liability, facilitate resolution and promote equitable treatment of all parties; (xxxvi) determine and monitor expense accruals for the Trust; (xxxvii) authorize expenditures and approve bills for payment on behalf of the Trust; (xxxviii) monitor the number of shares of the Trust registered and assist in the registration of additional shares, as necessary; (xxxix) prepare such reports as the Board may request from time to time; (xl) administer and oversee any securities lending program of the Trust; and (xli) perform such additional administrative duties relating to the administration of the Trust as may subsequently be agreed upon in writing between the Trust and the Investment Adviser. The Investment Adviser shall have the authority to engage a sub-administrator in connection with the administrative services of the Trust, which sub-administrator may be an affiliate of the Investment Adviser; provided, however, that the Investment Adviser shall remain responsible to the Trust with respect to its duties and obligations set forth in the administration services agreement. Accordingly, under a separate sub-administration services agreement, dated January 7, 2013, as amended from time to time, the Investment Adviser has delegated certain administrative functions to State Street Bank and Trust Company, at an annual rate, payable by the Investment Adviser, of 0.01% of the average weekly value of the Trust’s Managed Assets.

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Pursuant to the administration services agreement, the Trust has paid the following amounts as Administration Fees to the Investment Adviser and HCMFA for the past three fiscal years:

Administration Fees	2011	2012	2013
Investment Adviser	$0	$549,473	$1,603,454
HCMFA	$1,193,860	$56,574	$0

Portfolio Manager

The portfolio manager of the Trust is James Dondero.

As of December 31, 2013, Mr. Dondero managed the following client accounts:

Type of Account	Number of Accounts Managed	Total Assets (millions)	Number of Accounts Managed Subject to Performance-Based Advisory Fee	Total Assets Subject to Performance-Based Advisory Fee (millions)
Registered Investment Companies:	2	$245	1	$0.8
Other Pooled Investment Vehicles:	2	$152	0	$0
Other Accounts:	0	$0	0	$0

Because the portfolio manager manages other accounts, including accounts that may pay higher fees, potential conflicts of interest exist, including potential conflicts between the investment strategy of the Trust and the investment strategy of the other accounts managed by the portfolio manager and potential conflicts in the allocation of investment opportunities between the Trust and the other accounts.

The Investment Adviser has built a professional working environment, a firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Investment Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Investment Adviser furnishes advisory services to numerous clients in addition to the Trust, and the Investment Adviser may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to the Investment Adviser, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Trust. In addition, the Investment Adviser, its affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale the Investment Adviser recommends to the Trust. Actions with respect to securities of the same kind may be the same as or different from the action which the Investment Adviser, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take with respect to the same securities. Moreover, the Investment Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Investment Adviser’s (or its affiliates’) officers, directors or employees are directors or officers, or companies as to which the Investment Adviser or any of its affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. In addition to its various policies and procedures designed to address these issues, the Investment Adviser includes disclosure regarding these matters to its clients in both its Form ADV and investment advisory agreements.

The Investment Adviser, its affiliates or their officers and employees serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business or of investment funds managed by affiliates of the Investment Adviser. Accordingly, these individuals may have obligations to investors in those entities or funds or to other clients, the fulfillment of which might not be in the best interests of the Trust. As a result, the Investment Adviser will face conflicts in the allocation of investment opportunities to the Trust and other funds and clients. In order to enable such affiliates to fulfill their fiduciary duties to each of the clients for which they have responsibility, the Investment Adviser will endeavor to allocate investment opportunities in a fair and equitable manner which may, subject to applicable regulatory constraints, involve pro rata co-investment by the Trust and such other clients or may involve a rotation of opportunities among the Trust and such other clients.

The Investment Adviser and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between the Investment Adviser’s fiduciary obligations to the Trust and their similar fiduciary obligations to other clients so that, for example, investment opportunities are allocated in a fair and equitable manner among the Trust and such other clients. An investment opportunity that is suitable for multiple clients of the Investment Adviser and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the Investment Company Act. There can be no assurance that the Investment Adviser’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Trust. Not all conflicts of interest can be expected to be resolved in favor of the Trust.

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Under current Commission guidance, the Trust may be prohibited from co-investing with certain of its affiliates in some types of private placement transactions.

Compensation

The Investment Adviser’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors including the relative performance of a portfolio managers’ underlying account, the combined performance of the portfolio managers underlying accounts, and the relative performance of the portfolio managers underlying accounts measured against other employees. The principal components of compensation include a base salary, a discretionary bonus, various retirement benefits and one or more of the incentive compensation programs established by the Investment Adviser such as the Short Term Incentive Plan and the Long Term Incentive Plan.

Base Compensation. Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm, which may include the amount of assets supervised and other management roles within the firm. Base compensation is determined by taking into account current industry norms and market data to ensure that the Investment Adviser pays a competitive base compensation.

Discretionary Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus paid to recognize specific business contributions and to ensure that the total level of compensation is competitive with the market, as well as participation in incentive plans, including one or more of the following:

•	Short Term Incentive Plan. The purpose of this plan is to attract and retain the highest quality employees for positions of substantial responsibility, and to provide additional incentives to a select group of management or highly -compensated employees of the Investment Adviser in order to promote the success of the Investment Adviser.

•	Long Term Incentive Plan. The purpose of this plan is to create positive morale and teamwork, to attract and retain key talent, and to encourage the achievement of common goals. This plan seeks to reward participating employees based on the increased value of the Investment Adviser through the use of Long-Term Incentive Units.

Because each person’s compensation is based on his or her individual performance, the Investment Adviser does not have a typical percentage split among base salary, bonus and other compensation. Senior portfolio managers who perform additional management functions may receive additional compensation in these other capacities. Compensation is structured such that key professionals benefit from remaining with the Investment Adviser. The Investment Adviser believes it is in the best interest of shareholders to maintain stability of portfolio management personnel.

Conflicts of Interest

From time to time, potential and actual conflicts of interest may arise between the portfolio manager’s management of the investments of the Trust, on the one hand, and the management of other accounts, on the other. Potential and actual conflicts of interest may also arise as a result of the Investment Adviser’s other business activities and the Investment Adviser’s possession of material non-public information about an issuer. Other accounts managed by the portfolio manager might have similar investment objectives or strategies as the Trust, or otherwise hold, purchase, or sell securities that are eligible to be held, purchased or sold by the Trust. The other accounts might also have different investment objectives or strategies than the Trust.

Knowledge and Timing of Trust Trades. A potential conflict of interest may arise as a result of the portfolio manager’s day-to-day management of the Trust. Because of his position with the Trust, the portfolio manager knows the size, timing and possible market impact of the Trust’s trades. It is theoretically possible that the portfolio manager could use this information to the advantage of other accounts he manages and to the possible detriment of the Trust.

Investment Opportunities. A potential conflict of interest may arise as a result of the portfolio manager’s management of a number of accounts with varying investment guidelines. Often, an investment opportunity may be suitable for both the Trust and other accounts managed by the portfolio manager, but may not be available in sufficient quantities for both the Trust and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by the Trust and another account. The Investment Adviser has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

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Under the Investment Adviser’s allocation procedures, investment opportunities are allocated among various investment strategies based on individual account investment guidelines and the Investment Adviser’s investment outlook. The Investment Adviser has also adopted additional procedures to complement the general trade allocation policy that are designed to address potential conflicts of interest due to the side-by-side management of the Trust and certain pooled investment vehicles, including investment opportunity allocation issues.

Conflicts potentially limiting the Trust’s investment opportunities may also arise when the Trust and other clients of the Investment Adviser invest in different parts of an issuer’s capital structure, such as when the Trust owns senior debt obligations of an issuer and other clients own junior tranches of the same issuer, or when the Trust owns debt securities of an issuer and other clients own equity securities of the same issuer. In such circumstances, if the issuer experiences financial or operational challenges, decisions over whether to trigger an event of default, over the terms of any workout, or how to exit an investment may result in conflicts of interest (including, for example, conflicts over proposed waivers and amendments to debt covenants). For example, a debt holder may be better served by a liquidation of the issuer in which it may be paid in full, whereas an equity holder might prefer a reorganization that holds the potential to create value for the equity holders. In addition, the Investment Adviser may also, in certain circumstances, pursue or enforce rights with respect to a particular issuer jointly on behalf of one or more of its clients, or the Investment Adviser’s personnel may work together to pursue or enforce such rights. Certain clients may be negatively impacted by the Investment Adviser’s activities on behalf of its other clients, and transactions on behalf of some clients may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case. In order to minimize such conflicts, the portfolio manager may avoid certain investment opportunities that would potentially give rise to conflicts with other clients of the Investment Adviser or the Investment Adviser may enact internal procedures designed to minimize such conflicts, which could have the effect of limiting the Trust’s investment opportunities.

Additionally, if the Investment Adviser acquires material non-public confidential information in connection with its business activities for other clients, the portfolio manager may be restricted from purchasing securities or selling securities for the Trust. When making investment decisions where a conflict of interest may arise, the Investment Adviser will endeavor to act in a fair and equitable manner as between the Trust and other clients; however, in certain instances the resolution of the conflict may result in the Investment Adviser acting on behalf of another client in a manner that may not be in the best interest, or may be opposed to the best interest, of the Trust.

Performance Fees. The portfolio manager may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest for the portfolio manager in that the portfolio manager may have an incentive to allocate the investment opportunities that he believes might be the most profitable to such other accounts instead of allocating them to the Trust. The Investment Adviser has adopted policies and procedures reasonably designed to allocate investment opportunities between the Trust and such other accounts on a fair and equitable basis over time.

Securities Ownership of Portfolio Manager

The following table sets forth the dollar range of equity securities of the Trust beneficially owned by the portfolio manager as of December 31, 2013.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Trust
James Dondero	Over $	1,000,000

PORTFOLIO TRANSACTIONS AND BROKERAGE

Selection of Broker-Dealers; Order Placement

Subject to the overall review of the Board, the Investment Adviser is responsible for decisions to buy and sell securities and other portfolio holdings of the Trust, for selecting the broker or dealer to be used, and for negotiating any commission rates paid. In underwritten offerings, securities usually are purchased at a fixed price that includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

The Investment Adviser and its affiliates manage other accounts, including private funds and individual accounts that invest in senior loans and Trust investments. Although investment decisions for the Trust are made independently from those of such other accounts, investments of the type the Trust may make also may be made on behalf of such other accounts. When the Trust and one or more other accounts is prepared to invest in, or desires to dispose of, the same investment, available investments or opportunities for each are allocated in a manner believed by the Investment Adviser to be equitable over time. The Investment Adviser may (but is not obligated to) aggregate orders, which may include orders for accounts in which the Investment Adviser or its affiliates have an interest, to purchase and sell securities to obtain favorable execution or lower brokerage commissions, to the extent permitted by applicable laws and regulations. Although the Investment Adviser believes that, over time, the potential benefits of participating in volume transactions and negotiating lower transaction costs should benefit all participating accounts, in some cases these activities

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may adversely affect the price paid or received or the size of the position obtained by or disposed of for the Trust. Where trades are aggregated, the investments or proceeds, as well as the expenses incurred, will be allocated by the Investment Adviser in a manner designed to be equitable and consistent with the Investment Adviser’s fiduciary duty to the Trust and its other clients (including its duty to seek to obtain best execution of client trades).

Commission Rates; Brokerage and Research Services

In placing orders for the Trust’s portfolio, the Investment Adviser is required to give primary consideration to obtaining the most favorable price and efficient execution. This means that the Investment Adviser will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. In seeking the most favorable price and execution, the Investment Adviser, having in mind the Trust’s best interests, will consider all factors it deems relevant, including, by way of illustration: price; the size, type and difficulty of the transaction; the nature of the market for the security; the amount of the commission; the timing of the transaction taking into account market prices and trends; operational capabilities; the reputation, experience and financial stability of the broker-dealer involved; and the quality of service rendered by the broker-dealer in other transactions. Though the Investment Adviser generally seeks reasonably competitive commissions or spreads, the Trust will not necessarily be paying the lowest commission or spread available. The Investment Adviser may place portfolio transactions, to the extent permitted by law, with brokerage firms participating in a distribution of the Trust’s shares if it reasonably believes that the quality of execution and the commission are comparable to that available from other qualified firms.

The Investment Adviser seeks to obtain “best execution” considering the execution price and overall commission costs paid and other factors. The Investment Adviser routes its orders to various broker-dealers for execution at its discretion. Factors involved in selecting brokerage firms include the size, type and difficulty of the transaction, the nature of the market for the security, the reputation, experience and financial stability of the broker-dealer involved, the quality of service, the quality of research and investment information provided and the firm’s risk in positioning a block of securities. Within the framework of the policy of obtaining the most favorable price and efficient execution, the Investment Adviser does consider “brokerage and research services” (as defined in the Securities Exchange Act of 1934, as amended) provided by brokers who effect portfolio transactions with the Investment Adviser or the Trust. “Brokerage and research services” are services that brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular issuers and industries.

Affiliated Brokers; Regular Broker-Dealers

The Investment Adviser is currently affiliated with NexBank Securities, Inc. (“NexBank”), a Financial Industry Regulatory Authority (“FINRA”) member broker-dealer that is indirectly controlled by the principals of the Investment Adviser. Absent an exemption from the Commission or other regulatory relief, the Trust is generally precluded from effecting certain principal transactions with affiliated brokers. The Trust may utilize affiliated brokers for agency transactions subject to compliance with policies and procedures adopted pursuant to Rule 17e-1 under the Investment Company Act. These policies and procedures are designed to provide that commissions, fees or other remuneration received by any affiliated broker or its affiliates for agency transactions are reasonable and fair compared to the remuneration received by other brokers in comparable transactions.

During the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013, the Trust paid brokerage commissions of $320, $425,000 and $834,000, respectively, of which $0 was paid to NexBank. The increase in brokerage commissions paid during the 2012 fiscal year can be attributed to the increase in equity trades in the Trust. During the fiscal years ended December 31, 2010 and December 31, 2011 the Trust did not trade in a significant number of equities.

There were no payments made to other brokers by the Trust during the fiscal year ended December 31, 2013 that were directed at least partially on the basis of research services they provided.

During the fiscal year ended December 31, 2013, the Trust did not acquire any securities of its regular brokers or dealers. At that date, the Trust did not hold any securities of its regular brokers or dealers. For these purposes, regular brokers or dealers are (a) the brokers or dealers that received the greatest dollar amount of brokerage commissions by virtue of direct or indirect participation in the Trust’s portfolio transactions during the Trust’s most recent fiscal year, (b) the brokers or dealers that engaged as principal in the largest dollar amount of portfolio transactions of the Trust during the Trust’s most recent fiscal year, or (c) the brokers or dealers that sold the largest dollar amount of securities of the Trust during the Trust’s most recent fiscal year.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of management of the Trust and the Board, the following shareholder(s) or “groups,” as the term is defined in Section 13(d) of the 1934 Act, beneficially owned, or were owners of record of, more than 5% of NHF’s outstanding shares as of April 21, 2014.

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Name and Address on Account	% of shares
Advisors Asset Management, Inc. 18925 Base Camp Road Monument, CO 80132	10.08%
Morgan Stanley Smith Barney LLC 1585 Broadway New York, NY 10036	4.8%
Morgan Stanley 1585 Broadway New York, NY 10036	4.8%
First Trust Portfolios, L.P. 120 East Liberty Drive, Suite 400 Wheaton, IL 60187	18.07%
First Trust Advisors, L.P. 120 East Liberty Drive, Suite 400 Wheaton, IL 60187	18.07%
The Charger Corporation 120 East Liberty Drive, Suite 400 Wheaton, IL 60187	18.07%

As of April 21, 2014, the Trustees and officers, individually and as a group, owned less than 1% of the outstanding shares of the Trust.

REPURCHASE OF COMMON SHARES

The Trust is a closed-end management investment company and as such its shareholders will not have the right to cause the Trust to redeem their shares. Instead, the Trust’s common shares will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by performance and expenses), net asset value, call protection, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of a closed-end investment company may frequently trade at prices lower than net asset value, the Board may consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of common shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Trust to an open-end investment company. The Board may decide not to take any of these actions. In addition, there can be no assurance that share repurchases or tender offers, if undertaken, will reduce market discount.

Notwithstanding the foregoing, at any time when there are outstanding borrowings, the Trust may not purchase, redeem or otherwise acquire any of its common shares unless (i) all accrued preferred shares dividends have been paid and (ii) at the time of such purchase, redemption or acquisition, the net asset value of the Trust’s portfolio (determined after deducting the acquisition price of the common shares) is at least 200% of the liquidation value of the outstanding borrowings. Any service fees incurred in connection with any tender offer made by the Trust will be borne by the Trust and will not reduce the stated consideration to be paid to tendering shareholders.

Subject to its investment restrictions, the Trust may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Trust in anticipation of share repurchases or tenders will reduce the Trust’s net income. Any share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the Securities Exchange Act of 1934, as amended, the Investment Company Act and the rules and regulations thereunder.

Although the decision to take action in response to a discount from net asset value will be made by the Board at the time it considers such issue, it is the Board’s present policy, which may be changed by the Board, not to authorize repurchases of common shares or a tender offer for such shares if: (1) such transactions, if consummated, would (a) result in the delisting of the common shares from the New York Stock Exchange, or (b) impair the Trust’s status as a RIC under the Code (which could cause the Trust’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Trust), or as a registered closed-end investment company under the Investment Company Act; (2) the Trust would not be able to liquidate portfolio securities in an orderly manner and consistent with the Trust’s investment objectives and policies in order to repurchase shares; or (3) there is, in the Board’s judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Trust, (b) general suspension of or limitation on prices for trading securities on the New York Stock Exchange, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by U.S. or New York banks, (d) material limitation affecting the Trust or the issuers of its portfolio securities by federal or state authorities on the extension of credit by lending institutions or on the exchange of foreign currency, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect (including any adverse tax effect) on the Trust or its shareholders if shares were repurchased. The Board may in the future modify these conditions in light of experience.

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The repurchase by the Trust of its shares at prices below net asset value will result in an increase in the net asset value of those shares that remain outstanding. However, there can be no assurance that share repurchases or tender offers at or below net asset value will result in the Trust’s shares trading at a price equal to their net asset value. Nevertheless, the fact that the Trust’s shares may be the subject of repurchase or tender offers from time to time, or that the Trust may be converted to an open-end investment company, may reduce any spread between market price and net asset value that might otherwise exist.

Before deciding whether to take any action if the common shares trade below net asset value, the Board would likely consider all relevant factors, including the extent and duration of the discount, the liquidity of the Trust’s portfolio, the impact of any action that might be taken on the Trust or its shareholders and market considerations. Based on these considerations, even if the Trust’s shares should trade at a discount, the Board may determine that, in the interest of the Trust and its shareholders, no action should be taken.

If the Board determines to repurchase common shares in a private transaction or to make a tender offer for the common shares, the terms of any such offer may require a selling or tendering (as applicable) shareholder to sell or tender (and thus effectively sell) all of his or her or its common shares held, or considered to be held under certain attribution rules of the Code, by such shareholder. Shareholders who sell (in a private repurchase transaction) or successfully tender and effectively sell (pursuant to a tender offer) to the Trust all common shares held or considered to be held by them generally will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder sells or tenders and effectively sells, as applicable, fewer than all of his or her common shares, such shareholder may be treated as having received a taxable dividend upon the sale or tender of his or her common shares. In such a case, there is a risk that remaining shareholders whose percentage share interests in the Trust increase as a result of such sale or tender by the other shareholder will be treated as having received a taxable distribution from the Trust. The extent of such risk will vary depending upon the particular circumstances of the private repurchase or tender offer, in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming the common shares of the Trust; if isolated, any such risk is likely remote. If, instead, the Board determines to repurchase common shares on the open market, a selling shareholder may also be treated as having received a taxable dividend upon the sale, even though a selling shareholder would have no specific knowledge that he or she or it is selling shares to the Trust. In that event, there is generally a risk that remaining shareholders whose percentage share interests in the Trust increase as a result of any such open-market sales will be treated as having received a taxable distribution from the Trust.

To the extent the Trust recognizes net gains on the liquidation of portfolio securities to meet any such repurchase or tender, the Trust will be required to make additional distributions to its common shareholders.

TAX MATTERS

The following discussion of U.S. federal income tax consequences of investment in common shares of the Trust is based on the Code, U.S. Treasury regulations promulgated thereunder, and other applicable authority, as of the date of this Statement of Additional Information. These authorities may be changed, possibly with retroactive effect, or subject to new legislative, administrative, or judicial interpretation. The following discussion is only a summary of some of the important U.S. federal tax considerations generally applicable to investments in the Trust and does not constitute tax advice. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in common shares of the Trust. There may be other U.S. federal income tax consequences applicable to particular common shareholders. For example, except as otherwise specifically noted herein, we have not described certain tax considerations that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax-exempt organizations, pension plans and trusts, RICs, dealers in securities, shareholders holding Trust shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts), financial institutions, shareholders holding Trust shares as part of a hedge, straddle, or conversion transaction, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States. This summary assumes that investors hold Trust common shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisers regarding their particular situation and the possible application of U.S. federal, state, local, foreign or other tax laws.

This summary does not discuss the tax consequences of an investment in subscription rights of the Trust, separately, or as part of a unit consisting of two or more securities. See “Description of Capital Structure—Subscription Rights” in the prospectus for a discussion of the material U.S. federal income tax consequences of the Trust’s issuance of subscription rights to common shareholders.

Taxation of the Trust

The Trust has elected to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and to be eligible to be treated as such. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Trust must, among other things:

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(i)derive at least 90% of its gross income for each taxable year from: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in “qualified publicly traded partnerships” (as described below);

(ii) diversify its holdings so that, at the end of each quarter of the Trust’s taxable year, (a) at least 50% of the market value of the Trust’s total assets consists of cash and cash items, U.S. government securities, the securities of other RICs and other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Trust’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Trust’s total assets is invested (x) in the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the Trust controls, as determined under applicable Code rules, and that are determined to be engaged in the same business or similar or related trades or businesses, or (y) in the securities of one or more “qualified publicly traded partnerships” (as described below); and (iii) distribute to its shareholders with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (as that term is defined in the Code, without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income (the excess of its gross tax-exempt interest over certain disallowed deductions), for such year.

In general, for purposes of the 90% gross income requirement described in (i) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (generally, a partnership (y) interests in which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof and (z) that derives less than 90% of its income from the qualifying income described in (i)(a) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Section 7704(c)(2) of the Code. MLPs in which the Trust may invest will generally qualify as qualified publicly traded partnerships. In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of meeting the diversification requirement described in (ii) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (ii) above, the identification of the issuer (or, in some cases, issuers) of a particular Trust investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Trust’s ability to meet the diversification test in (ii) above.

If the Trust qualifies as a RIC (i.e., satisfies the source of income and diversification requirements described in (i) and (ii) above) and satisfies the annual distribution requirement described in (iii) above, the Trust will not be subject to U.S. federal income tax on income distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below).

If, for any taxable year, the Trust were to fail to meet the income, diversification or distribution test described above, the Trust could in some cases cure such failure, including by paying a Trust-level tax, paying interest, making additional distributions or disposing of certain assets. If the Trust were ineligible to or otherwise did not cure any such failure for any year, or if the Trust were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions might be eligible for the dividends-received deduction in the case of corporate shareholders and might be eligible to be treated as “qualified dividend income” and thus taxable at the lower long-term capital gain rate in the case of shareholders taxed at individual rates, provided, in both cases, the shareholder meets certain holding period and other requirements in respect of the Trust’s shares (as described below). In addition, the Trust may be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a RIC.

The Trust intends to distribute at least annually to its shareholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and its net capital gain. Any investment company taxable income retained by the Trust will be subject to a Trust-level tax at regular corporate rates. The Trust may also retain for investment its net capital gain. If the Trust retains any net capital gain, it will be subject to Trust-level tax at regular corporate rates on the amount retained, but may designate the retained amount as undistributed capital gains in a timely notice to its shareholders who would then, in turn, be (i) required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) entitled to credit their proportionate shares of the tax paid by the Trust on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If the Trust makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of

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the Trust would be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Trust is not required to, and there can be no assurance the Trust will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend, its taxable income, and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31) or late-year ordinary loss (generally, (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, plus (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

If the Trust fails to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of such year (unless an election is made to use the Trust’s fiscal year), plus any such undistributed income from the prior year, the Trust will be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange or other taxable disposition of property that would otherwise be taken into account after October 31 of a calendar year generally (unless an election is made to use the Trust’s fiscal year) are treated as arising on January 1 of the following calendar year. Also, for these purposes, the Trust will be treated as having distributed any amount on which it has been subject to corporate income tax in the taxable year ending with the calendar year. The Trust reserves the right to pay the excise tax when circumstances warrant.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Trust’s net investment income. Instead, potentially subject to certain limitations, the Trust may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable year. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Trust retains or distributes such gains. If the Trust incurs or has incurred net capital losses in taxable years beginning after December 22, 2010 (“post-2010 losses”), those losses will be carried forward to one or more subsequent taxable years without expiration to offset capital gains realized during such subsequent taxable years; any such carryforward losses will retain their character as short-term or long-term. If the Trust incurred net capital losses in a taxable year beginning on or before December 22, 2010 (“pre-2011 losses”), the Trust is permitted to carry such losses forward for eight taxable years; in the year to which they are carried forward, such losses are treated as short-term capital losses that first offset any short-term capital gains, and then offset any long-term capital gains. The Trust must use any post-2010 losses,, which will not expire, before it uses any pre-2011 losses. This increases the likelihood that pre-2011 losses will expire unused at the conclusion of the eight-year carryforward period.

The Trust’s ability to use net capital losses may be limited following the occurrence of certain (i) acquisitive reorganizations and (ii) shifts in the ownership of the Trust by a shareholder owning or treated as owning 5% or more of the shares of the Trust (each, an “ownership change”). The Code may similarly limit the Trust’s ability to use any of its other capital losses, or ordinary losses, that have accrued but have not been recognized (i.e., “built-in” losses) at the time of an ownership change to the extent they are realized within the five-year period following the ownership change.

See the Trust’s most recent annual shareholder report for the Trust’s available capital loss carryovers as of the end of its most recently ended fiscal year.

Trust Distributions

Distributions are taxable to shareholders even if they are paid from income or gains earned by the Trust before a shareholder invested in the Trust (and thus were included in the price the shareholder paid for its shares). Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares through the Trust’s Dividend Reinvestment Plan. A shareholder whose distributions are reinvested in shares through the Trust’s Dividend Reinvestment Plan will be treated as having received a dividend equal to either (i) if new common shares are issued to the shareholder, generally, the fair market value of the new shares issued to the shareholder, or (ii) if the common shares are purchased on the open market on the shareholder’s behalf, the amount of cash allocated to the shareholder for the purchase of such shares. See “Dividend Reinvestment Plan” in the Trust’s Prospectus for more information.

Dividends and other distributions paid by the Trust are generally treated under the Code as received by shareholders at the time the dividend or distribution is made. However, a dividend paid to shareholders in January of a year generally is deemed to have been paid by the Trust on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year.

Your broker or other intermediary will send you information after the end of each year setting forth the amount and tax status of any dividends or other distributions paid to you by the Trust.

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For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Trust has owned or is treated as having owned the investments that generated them, rather than how long a shareholder has owned his or her shares. In general, the Trust will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that are properly reported by the Trust as capital gain dividends (“Capital Gain Dividends”) will generally be taxable to shareholders as long-term capital gains. Distributions from capital gains are generally made after applying any available capital loss carryovers. Distributions of net short-term capital gain (that is, the excess of net short-term capital gain over net long-term capital loss) will generally be taxable to shareholders receiving such distributions as ordinary income. Distributions of investment income reported by the Trust as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided holding period and other requirements are met at both the shareholder and Trust level. The Trust does not expect a significant portion of Trust distributions to be derived from qualified dividend income.

In order for some portion of the dividends received by a Trust shareholder to be qualified dividend income, the Trust must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Trust’s shares. A dividend will not be treated as qualified dividend income (at either the Trust or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a passive foreign investment company.

In general, distributions of investment income designated by the Trust as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed at individual rates, provided the shareholder meets the holding period and other requirements described in the paragraph immediately above with respect to the Trust’s shares.

In general, dividends of net investment income received by corporate shareholders of the Trust will qualify for the 70% dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Trust from domestic corporations for the taxable year. A dividend received by the Trust will not be treated as a qualifying dividend (i) if it has been received with respect to any share of stock that the Trust has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock) or (ii) to the extent that the Trust is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends-received deduction may be disallowed or reduced (i) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Trust or (ii) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)). The Trust does not expect a significant portion of Trust distributions to be eligible for this corporate dividends-received deduction.

Any distribution of income that is attributable to (i) income received by the Trust in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Trust on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Trust, such distribution will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. The details of the implementation of this tax and of the calculation of net investment income, among other issues, are currently unclear and remain subject to future guidance. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Trust of net investment income and capital gains as described above, and (ii) any net gain from the sale or exchange of Trust shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Trust.

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Return of Capital Distributions

If the Trust makes a distribution to a shareholder in excess of the Trust’s current and accumulated earnings and profits in any taxable year, the excess distribution will be treated as a return of capital to the extent of such shareholder’s tax basis in its shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.

Distributions on the Trust’s shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Trust’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the Trust’s net asset value reflects either unrealized gains, or realized but undistributed income or gains, that were therefore included in the price the shareholder paid. Such distributions may reduce the value of the Trust’s shares below the shareholder’s cost basis in those shares. As described above, the Trust is required to distribute realized income and gains regardless of whether the Trust’s net asset value also reflects unrealized losses.

Tax Implications of Certain Trust Investments

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Trust in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID (as defined below), its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, a holder may elect to accrue market discount currently. As of the date of this Statement of Additional Information, the Trust has made this election, and as such, the Trust is required to include currently any accrued market discount on such debt obligations in the Trust’s taxable income (as ordinary income) and thus distribute it over the terms of the obligations, even though payment of those amounts is not received until a later time, upon partial or full repayment or disposition of the applicable debt obligations. The Trust reserves the right to revoke this election at any time pursuant to applicable IRS procedures. The rate at which market discount accrues, and thus is included in the Trust’s income, will depend upon which of the permitted accrual methods the Trust elects.

In addition, some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in taxable income (and required to be distributed by the Trust) over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. In addition, PIK securities will give rise to income which is required to be distributed and is taxable even though the Trust receives no interest payment in cash on the security during the year in which the income was accrued.

The Trust expects that a substantial portion of the Trust’s investments in loans and other debt obligations will be treated as having market discount and/or OID, which, in some cases, could be significant.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance that are acquired by the Trust may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). Generally, the Trust will be required to include the OID or acquisition discount in income (as ordinary income) over the term of the debt obligation and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Trust’s income, will depend upon which of the permitted accrual methods the Trust elects.

Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Trust owns a preferred security that is deferring the payment of its distributions, the Trust may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distribution even though the Trust has not yet actually received the cash distribution.

As a result of holding the foregoing kinds of securities, the Trust may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest (or dividends in the case of preferred securities) the Trust actually received. Such distributions may be made from, among other things, the cash assets of the Trust or cash generated from the Trust’s liquidation of portfolio securities. The Trust may realize gains or losses from such liquidations. In the event the Trust realizes net long-term or short-term capital gains from such transactions, its shareholders may receive a larger capital gain or ordinary dividend, respectively, than they would in the absence of such transactions.

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Investments in distressed debt obligations that are at risk of or in default present special tax issues for the Trust. Tax rules are not entirely clear about issues such as whether and to what extent the Trust should recognize market discount on these debt obligations, when the Trust may cease to accrue interest, OID or market discount, when and to what extent the Trust may take deductions for bad debts or worthless securities and how the Trust should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Trust when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to U.S. federal income or excise tax.

A portion of the OID accrued on certain high-yield discount obligations owned by the Trust may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the obligation is a domestic corporation, dividend payments by the Trust may be eligible for the dividends-received deduction to the extent of the deemed dividend portion of such OID.

Any transactions by the Trust in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Such ordinary income treatment may accelerate Trust distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Trust to offset income or gains earned in subsequent years.

Any equity investments by the Trust in certain “passive foreign investment companies” (“PFICs”) could potentially subject the Trust to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company. This tax cannot be eliminated by making distributions to Trust shareholders. However, the Trust may elect to avoid the imposition of that tax. For example, the Trust may elect to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Trust will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Trust also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Trust’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Trust to avoid taxation. Making either of these elections therefore may require the Trust to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Trust’s total return. Dividends paid by PFICs will not be eligible to be treated as qualified dividend income.

Because it is not always possible to identify a foreign corporation as a PFIC, the Trust may incur the tax and interest charges described above in some instances.

Income received by the Trust from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. Shareholders generally will not be entitled to claim a credit or deduction with respect to foreign taxes incurred by the Trust. This will decrease the Trust’s yield on securities subject to such taxes.

The Trust’s Derivative Transactions, as well as any of its other hedging, short sale or similar transactions, may be subject to one or more special tax rules (including, for instance, notional principal contract, mark-to-market, constructive sale, straddle, wash sale and short-sale rules). These rules may affect whether gains and losses recognized by the Trust are treated as ordinary or capital and/or as short-term or long-term, accelerate the recognition of income or gains to the Trust, defer losses, and cause adjustments in the holding periods of the Trust’s securities. The rules could therefore affect the amount, timing and/or character of distributions to shareholders.

Because the tax rules applicable to derivative financial instruments are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Trust has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Trust-level tax.

Certain of the Trust’s Derivative Transactions and investments in foreign currency-denominated instruments, and any of the Trust’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Trust’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Trust could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid a Trust-level tax. In the alternative, if the Trust’s book income exceeds the sum of its taxable income and net tax-exempt income (if any), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Trust’s remaining earnings and profits (including earnings and profits arising from any tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset.

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The Trust’s investments in equity securities of REITs may result in the Trust’s receipt of cash in excess of the REIT’s earnings; if the Trust distributes these amounts, these distributions could constitute a return of capital to Trust shareholders for U.S. federal income tax purposes. Investments by the Trust in REIT equity securities also may require the Trust to accrue and distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Trust may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Trust from a REIT generally will not constitute qualified dividend income.

Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of a Trust’s income (if any) (including income allocated to the Trust from a REIT or other pass-through entity) that is attributable to a residual interest in a real estate mortgage investment conduit (“REMIC”) (including by investing in residual interests in collateralized mortgage obligations) or an equity interest in a taxable mortgage pool (“TMP”) (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, to the extent the Trust invests in any such interests, it may not be a suitable investment for certain tax-exempt shareholders (as noted below in “Tax-Exempt Shareholders”).

In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.

Backup Withholding

Your broker or other intermediary generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the broker or other intermediary with a correct taxpayer identification number (“TIN”), who has under-reported dividend or interest income, or who fails to certify to the broker or other intermediary that he or she is not subject to such withholding. The backup withholding tax rate is 28%.

Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

Sale or Exchange of Trust Shares

The sale or exchange of Trust shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Trust shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Trust shares will be disallowed if other substantially identical shares are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Shareholders may be entitled to offset their Capital Gain Dividends with capital loss. The Code contains a number of statutory provisions affecting the circumstances under which capital loss may be offset against capital gain and limiting the use of loss from certain investments and activities. Accordingly, shareholders that have capital losses are urged to consult their tax advisers.

Tax Shelter Reporting Regulations

Under Treasury regulations, if a shareholder recognizes a loss with respect to common shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

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Non-U.S. Shareholders

Distributions properly designated as Capital Gain Dividends generally will not be subject to withholding of U.S. federal income tax. In general, dividends other than Capital Gain Dividends paid by the Trust to a shareholder that is not a “United States person” within the meaning of the Code (a “foreign shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a foreign shareholder directly, would not be subject to withholding. However, effective for taxable years of a RIC beginning before January 1, 2014, the Trust was not required to withhold any amounts (i) with respect to distributions (other than distributions to a foreign shareholder (A) that had not provided a satisfactory statement that the beneficial owner was not a U.S. person, (B) to the extent that a dividend paid was attributable to certain interest on an obligation if the foreign shareholder was the issuer of such obligation or was a 10% shareholder of the issuer, (C) that was within certain foreign countries that had inadequate information exchange with the United States, or (D) to the extent the dividend was attributable to interest paid by a person that was a related person of the foreign shareholder and the foreign shareholder was a controlled foreign corporation) from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, to the extent such distributions were properly reported as such by the Trust in a written notice to shareholders (“interest-related dividends”), and (ii) with respect to distributions (other than (A) distributions to an individual foreign shareholder who was present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions subject to special rules regarding the disposition of U.S. real property interests (“USRPIs”, as described below)) of net short-term capital gains in excess of net long-term capital losses to the extent such distributions were properly reported as such by the Trust in a written notice to shareholders (“short-term capital gain dividends”). The Trust was permitted to report such part of its dividends as interest-related or short-term capital gain dividends as were eligible, but was not required to do so. This exemption from withholding for interest-related and short-term capital gain dividends has expired for distributions with respect to taxable years beginning on or after January 1, 2014. Therefore, as of the date of this SAI, the Trust (or intermediary, as applicable) is currently required to withhold on distributions to foreign shareholders attributable to net interest or short-term capital gains that were formerly eligible for this withholding exemption. It is currently unclear whether Congress will extend this exemption for distributions with respect to taxable years of the Fund beginning on or after January 1, 2014, and what the terms of such an extension would be, including whether such extension would have retroactive effect.

In the case of shares held through an intermediary, the intermediary may have withheld even if the Trust reported all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders. Foreign shareholders should contact their intermediaries regarding the application of these rules to their accounts.

A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Trust or on Capital Gain Dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States, (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met, or (iii) certain special rules relating to gain attributable to the sale or exchange of USRPIs apply to the foreign shareholder’s sale of shares of the Trust or to the Capital Gain Dividend the foreign person received.

Foreign shareholders with respect to whom income from the Trust is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Trust at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in additional shares of the Trust and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents of a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisers.

Special rules apply to distributions to certain foreign shareholders from a RIC that is either a “United States real property holding corporation” (“USRPHC”) or would be a USRPHC absent certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs — USRPIs are defined as any interest in U.S. real property or any equity interest in a USRPHC or former USRPHC — the fair market value of which, during specified testing periods, equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States and other assets. The Trust has not been a USRPHC and generally does not expect that it will become a USRPHC but for the operation of these exceptions, and thus does not expect these special tax rules to apply.

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In order to have qualified for any exemption from withholding described above (to the extent applicable) or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must have complied with applicable certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute form). Foreign shareholders should contact their tax advisers in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Trust shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Trust shares through foreign entities should consult their tax advisers.

A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.

Tax-Exempt Shareholders

Under current law, the Trust serves to “block” (that is, prevent the attribution to shareholders of) UBTI from being realized by tax-exempt shareholders. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in the Trust if shares in the Trust constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Section 514(b) of the Code.

A tax-exempt shareholder may also recognize UBTI if the Trust recognizes excess inclusion income derived from direct or indirect investments in residual interests in REMICS or equity interests in TMPs if the amount of such income recognized by the Trust exceeds the Trust’s investment company taxable income (after taking into account deductions for dividends paid by the Trust).

In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, a CRT (as defined in Section 664 of the Code) that realizes any UBTI for a taxable year must pay an excise tax annually of an amount equal to such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI as a result of investing in a RIC that recognizes excess inclusion income. Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a RIC that recognizes excess inclusion income, then the RIC will be subject to a tax on that portion of its excess inclusion income for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the Investment Company Act, the Trust may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Trust.

CRTs and other tax-exempt investors are urged to consult their tax advisers concerning the consequences of investing in the Trust.

Shareholder Reporting Obligations With Respect to Foreign Bank and Financial Accounts

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Trust could be required to report annually their “financial interest” in the Trust’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult their tax advisers, and persons investing in the Trust through an intermediary should contact their intermediary to determine the applicability to them of this reporting requirement.

Other Reporting and Withholding Requirements

The Foreign Account Tax Compliance Act (“FATCA”) generally requires the Trust to obtain information sufficient to identify the status of each of its shareholders under FATCA. If you invest through a broker or other intermediary, the intermediary will required to obtain such information. If a shareholder fails to provide this information or otherwise fails to comply with FATCA, the Trust or intermediary, as applicable, may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on dividends including Capital Gain Dividends and the proceeds of the sale or exchange of Trust shares. If a payment by the Trust is subject to FATCA withholding, the Trust or intermediary, as the case may be, is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., Capital Gain Dividends and short-term capital gain and interest-related dividends) beginning as early as July 1, 2014.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

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Shares Purchased Through Tax Qualified Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Trust as an investment through such plans and the precise effect of an investment on their particular tax situation.

General Considerations

The U.S. federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific federal tax consequences of purchasing, holding, and disposing of shares of the Trust, as well as the effects of state, local and foreign tax law and any proposed tax law changes.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, located at 2001 Ross Avenue, Suite 1800, Dallas, TX, 75201, provides accounting and auditing services to the Trust.

CUSTODIAN

The custodian of the assets of the Trust is State Street Bank and Trust Company (200 Clarendon Street, 16th Floor Boston, MA 02116; telephone (877) 665-1287). The custodian performs custodial services for the Trust.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the shares offered hereby (the “Registration Statement”), has been filed by the Trust with the Commission. The prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Trust and the securities offered hereby, reference is made to the Registration Statement. Statements contained in the prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

FINANCIAL STATEMENTS

The Trust’s audited financial statements appearing in the Trust’s annual shareholder report for the period ended December 31, 2013 are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent registered public accounting firm for the Trust. The Trust’s annual and semiannual shareholder reports are available upon request and without charge by writing to the Trust at 200 Crescent Court, Suite 700, Dallas, Texas 75201 or by calling (877) 665-1287 and viewed on the Trust’s website at www.nexpointadvisors.com.

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APPENDIX A

Standard & Poor’s—A brief description of the applicable rating symbols of Standard & Poor’s and their meanings (as published by Standard & Poor’s) follows:

Issue Credit Rating Definitions

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days— including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on Standard & Poor’s analysis of the following considerations:

i)	Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

ii)	Nature of and provisions of the obligation, and the promise we impute;

iii)	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA

An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA

An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

A-1

BB, B, CCC, CC, and C

Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but Standard & Poor’s expects default to be a virtual certainty, regardless of the anticipated time to default.

C

An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D

An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Plus (+) or minus (—)

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (—) sign to show relative standing within the major rating categories.

NR

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Short-Term Issue Credit Ratings

A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2

A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.

C

A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

SPUR (Standard & Poor’s Underlying Rating)

A SPUR rating is an opinion about the stand-alone capacity of an obligor to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer/obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. Standard & Poor’s maintains surveillance of an issue with a published SPUR.

Municipal Short-Term Note Ratings Definitions

A Standard & Poor’s U.S. municipal note rating reflects Standard & Poor’s opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, Standard & Poor’s analysis will review the following considerations:

a.	Amortization schedule — the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

b.	Source of payment — the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note. Note rating symbols are as follows:

SP-1

Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2

Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3

Speculative capacity to pay principal and interest.

Dual Ratings

Dual Ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

The analyses, including ratings, of Standard & Poor’s and its affiliates (together, Standard and Poor’s) are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor’s assumes no obligation to update any information following publication. Users of ratings or other analyses should not rely on them in making any investment decision. Standard &Poor’s opinions and analyses do not address the suitability of any security. Standard & Poor’s does not act as a fiduciary or an investment advisor except where registered as such. While Standard & Poor’s has obtained information from sources it believes to be reliable, Standard & Poor’s does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and other opinions may be changed, suspended, or withdrawn at any time.

Active Qualifiers (Currently applied and/or outstanding)

Federal deposit insurance limit: ‘L’ qualifier

Ratings qualified with ‘L’ apply only to amounts invested up to federal deposit insurance limits.

Principal: ‘p’ qualifier

This suffix is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The ‘p’ suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

Public Information Ratings: ‘pi’ qualifier

Ratings with a ‘pi’ suffix are based on an analysis of an issuer’s published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer’s management and therefore may be based on less comprehensive information than ratings without a ‘pi’ suffix. Ratings with a ‘pi’ suffix are reviewed annually based on a new year’s financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer’s credit quality.

Preliminary Ratings: ‘prelim’ qualifier

Preliminary ratings, with the ‘prelim’ suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by Standard & Poor’s of appropriate documentation. Standard & Poor’s reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

•	Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation of legal opinions.

•	Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor’s policies.

•	Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor’s emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).

•	Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in Standard & Poor’s opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.

•	Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, Standard & Poor’s would likely withdraw these preliminary ratings.

•	A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

Termination Structures: ‘t’ qualifier

This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Inactive Qualifiers (No longer applied or outstanding)

Contingent upon final documentation: ‘*’ in active qualifier

This symbol that indicated that the ratings was contingent upon Standard & Poor ‘s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

Termination of obligation to tender: ‘c’ inactive qualifier

This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered to below an investment-grade level and/or the issuer’s bonds are deemed taxable. Discontinued use in January 2001.

U.S. direct government securities: ‘G’ inactive qualifier

The letter ‘G’ followed the rating symbol when a fund’s portfolio consisted primarily of direct U.S. government securities.

Provisional Ratings: ‘pr’ inactive qualifier

The letters ‘pr’ indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that the payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

Quantitative Analysis of public information: ‘q’ inactive qualifier

A ‘q’ subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

Extraordinary risks: ‘r’ inactive qualifier

The ‘r’ modifier was assigned to securities containing extraordinary risks, particularly market risks, which are not covered in the credit rating. The absence of an ‘r’ modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor’s discontinued the use of the ‘r’ modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Long-Term Obligation Ratings

Moody’s long-term obligation ratings are opinions of the relative credit risk of a fixed income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Moody’s Global Long-Term Rating Scale Definitions:

Aaa

Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa

Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A

Obligations rated A are judged to be upper medium-grade and are subject to low credit risk.

Baa

Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba

Obligations rated Ba are judged to be speculative elements and are subject to substantial credit risk.

B

Obligations rated B are considered speculative and are subject to high credit risk.

Caa

Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca

Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C

Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

Medium-Term Note Ratings

Moody’s assigns provisional ratings to medium-term note (MTN) programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).

MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated). To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating and is defined elsewhere in this document.

The rating assigned to a drawdown from a rated MTN or bank/deposit note program is definitive in nature, and may differ from the program rating if the drawdown is exposed to additional credit risks besides the issuer’s default, such as links to the defaults of other issuers, or has other structural features that warrant a different rating. In some circumstances, no rating may be assigned to a drawdown.

Moody’s encourages market participants to contact Moody’s Ratings Desks or visit www.moodys.com directly if they have questions regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.

Global Short-Term Rating Scale:

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1

Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2

Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3

Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP

Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

APPENDIX B

NEXPOINT ADVISORS, L.P.

PROXY VOTING POLICY

General Principals

This Policy applies to securities held in Client accounts (including registered investment companies and other pooled investment vehicles) as to which the Company has voting authority, directly or indirectly. Indirect voting authority exists where the Company’s voting authority is implied by a general delegation of investment authority without reservation of proxy voting authority.

The Company shall vote proxies in respect of securities owned by or on behalf of a Client in the Client’s best economic interests and without regard to the interests of the Company or any other Client of the Company.

Voting Procedures

Monitoring

A member of the settlement group (the “settlement designee”) of the Company shall have responsibility for monitoring portfolios managed by the Company for securities subject to a proxy vote. Upon the receipt of a proxy notice related to a security held in a portfolio managed by the Company, the settlement designee shall forward all relevant information to the Portfolio Manager(s) with responsibility for the security. The Portfolio Manager(s) may consult a member of the settlement group as necessary.

Voting

Upon receipt of notice from the settlement designee, the Portfolio Manager(s) of the fund(s) in which the security subject to a proxy vote shall evaluate the subject matter of the proxy and cause the proxy to be voted on behalf of the Client in accordance with the Guidelines set forth below.

Guidelines

In determining how to vote a particular proxy, the Portfolio Manager(s) shall consider, among other things, the interests of each Client account as it relates to the subject matter of the proxy, any potential conflict of interest the Company may have in voting the proxy on behalf of the Client and the procedures set forth in this Policy. This Policy is designed to be implemented in a manner reasonably expected to ensure that voting rights are exercised in the best interests of the Company’s clients. Each proxy is voted on a case-by-case basis taking into consideration any relevant contractual obligations as well as other relevant facts and circumstances. In general, the Company reviews and considers corporate governance issues related to proxy matters and generally supports proposals that foster good corporate governance practices. Portfolio manager(s) may vote proxies as recommended by the security issuers management on routine matters related to the operation of the issuer and on matters not expected to have a significant impact on the issuer and/or its shareholders, because the Company believes that recommendations by the issuer are generally in shareholders’ best interests, and therefore in the best economic interest of the Company’s clients.

Conflicts of Interest

If the Portfolio Manager(s) determine that the Company may have a potential material conflict of interest (as defined in Section 3 of this Policy) in voting a particular proxy, the Portfolio Manager(s) shall contact the Company’s compliance department prior to causing the proxy to be voted.

For a security held by a an investment company, the Company shall disclose the conflict and its reasoning for voting as it did to the Retail Fund’s Board of Trustees at the next regularly scheduled quarterly meeting. In voting proxies for securities held by an investment company, the Company may consider only the interests of the Trust. It is the responsibility of the compliance department to document the basis for the decision and furnish the documentation to the Board of Trustees. The Company may resolve the conflict of interest by following the proxy voting recommendation of a disinterested third party (such as ISS, Glass Lewis, or another institutional proxy research firm).

Non-Votes

The Company may determine not to vote proxies in respect of securities of any issuer if it determines it would be in its Client’s overall best interests not to vote. Such determination may apply in respect of all Client holdings of the securities or only certain specified Clients, as the Company deems appropriate under the circumstances. As examples, the Portfolio Manager(s) may determine: (a) not to recall securities on loan if, in its judgment, the matters being voted upon are not material events affecting the securities and the negative consequences to Clients of disrupting the securities lending program would outweigh the benefits of voting in the particular instance or (b) not to vote certain foreign securities positions if, in its judgment, the expense and administrative inconvenience outweighs the benefits to Clients of voting the securities.

Recordkeeping

Following the submission of a proxy vote, the applicable Portfolio Manager(s) shall submit a report of the vote to a settlement designee of the Company. Records of proxy votes by the Company shall be maintained in accordance with the Recordkeeping section of this Policy.

Material Conflicts of Interest

Voting the securities of an issuer where the following relationships or circumstances exist are deemed to give rise to a material conflict of interest for purposes of this Policy:

(i)	The issuer is a Client of the Company, or of an affiliate, accounting for more than 5% of the Company’s or affiliate’s annual revenues.

(ii)	The issuer is an entity that reasonably could be expected to pay the Company or its affiliates more than $1 million through the end of the Company’s next two full fiscal years.

(iii)	The issuer is an entity in which a “Covered Person” (as defined in the Company’s Policies and Procedures Designed to Detect and Prevent Insider Trading and to Comply with Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Code of Ethics”)) has a beneficial interest contrary to the position held by the Company on behalf of Clients.

(iv)	The issuer is an entity in which an officer or partner of the Company or a relative of any such person is or was an officer, director or employee, or such person or relative otherwise has received more than $150,000 in fees, compensation and other payment from the issuer during the Company’s last three fiscal years; provided, however, that the Compliance Department may deem such a relationship not to be a material conflict of interest if the Company representative serves as an officer or director of the issuer at the direction of the Company for purposes of seeking control over the issuer.

(v)	The matter under consideration could reasonably be expected to result in a material financial benefit to the Company or its affiliates through the end of the Company’s next two full fiscal years (for example, a vote to increase an investment advisory fee for a Fund advised by the Company or an affiliate).

(vi)	Another Client or prospective Client of the Company, directly or indirectly, conditions future engagement of the Company on voting proxies in respect of any Client’s securities on a particular matter in a particular way.

(vii)	The Company holds various classes and types of equity and debt securities of the same issuer contemporaneously in different Client portfolios.

(viii)	Any other circumstance where the Company’s duty to serve its Clients’ interests, typically referred to as its “duty of loyalty,” could be compromised.

Notwithstanding the foregoing, a conflict of interest described in Section 3.1 shall not be considered material for the purposes of this Policy in respect of a specific vote or circumstance if:

(i)	The securities in respect of which the Company has the power to vote account for less than 1% of the issuer’s outstanding voting securities, but only if: (i) such securities do not represent one of the 10 largest holdings of such issuer’s outstanding voting securities and (ii) such securities do not represent more than 2% of the Client’s holdings with the Company.

(ii)	The matter to be voted on relates to a restructuring of the terms of existing securities or the issuance of new securities or a similar matter arising out of the holding of securities, other than common equity, in the context of a bankruptcy or threatened bankruptcy of the issuer.

Recordkeeping

The Company shall retain records relating to the voting of proxies, including:

(i)	Copies of this Policy and any amendments thereto;

(ii)	A copy of each proxy statement that the Company receives regarding Client securities.

(iii)	Records of each vote cast by the Company on behalf of Clients.

(iv)	A copy of any documents created by the Company that were material to making a decision how to vote or that memorializes the basis for that decision.

(v)	A copy of each written request for information on how the Company voted proxies on behalf of the Client, and a copy of any written response by the Company to any (oral or written) request for information on how the Company voted.

These records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the Company’s fiscal year during which the last entry was made in the records, the first two years in an appropriate office of the Company.

The Company may rely on proxy statements filed on the SEC’s EDGAR system or on proxy statements and records of votes cast by the Company maintained by a third party, such as a proxy voting service (provided the Company had obtained an undertaking from the third party to provide a copy of the proxy statement or record promptly on request).

Records relating to the voting of proxies for securities held by investment company clients will be reported periodically, as requested, to the investment company’s Board of Trustees and, to the SEC on an annual basis pursuant to Form N-PX.

Part C

Other Information

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A — Financial Highlights.

Part B — Audited financial statements for the period ended December 31, 2013 are incorporated by reference herein to the Trust’s annual report for the period ended December 31, 2013.

2. Exhibits

(a)	Agreement and Declaration of Trust (1)

(b)	By-Laws (1)

(c)	Not applicable

(d)(1)	Provisions of instruments defining the rights of holders of securities are contained in the Registrant’s Agreement and Declaration of Trust and By-Laws

(d)(2)	Form of Subscription Certificate (10)

(e)	Form of Dividend Reinvestment Plan (2)

(f)	Not applicable

(g)(1)	Amended and Restated Investment Advisory Agreement, dated June 29, 2006 between the Trust and NexPoint Advisors, L.P. (7)

(h)(1)	Form of Underwriting Agreement (10)

(h)(2)	Form of Dealer Manager Agreement (10)

(i)	Not applicable

(j)(1)	Master Custodian Agreement, dated October 1, 2012, between the Trust and State Street Bank and Trust Company (7)

(j)(2)	Appendix A and B to the Master Custodian Agreement, dated October 1, 2012, between the Trust and State Street Bank and Trust Company (7)

(k)(1)	Form of Transfer Agency and Registrar Services Agreement (7)

(k)(2)	Form of Administration Services Agreement (2)

(k)(3)	Form of Amendment No. 1 to Administration Services Agreement (3)

(k)(4)	Master Sub-Administration Agreement, dated January 7, 2013, between State Street Bank and Trust Company and NexPoint Advisors, L.P. (7)

(k)(5)	Form of Accounting Services Agreement (1)

(k)(6)	Form of Marketing and Structuring Fee Agreement (2)

(k)(7)	Form of Subscription Agent Agreement (10)

(k)(8)	Amended and Restated Credit Agreement, dated May 16, 2013, between the Trust and State Street Bank and Trust Company (9)

(k)(9)	Note Purchase Agreement, dated April 16, 2010, between the Trust and Metropolitan Life Insurance Company and affiliated companies (4)

(k)(10)	First Amendment Agreement, dated as of January 31, 2011, to Note Purchase Agreement, dated April 16, 2010, between the Trust and Metropolitan Life Insurance Company and affiliated companies (4)

(k)(11)	Committed Facility Agreement, dated May 16, 2013, between BNP Paribas Prime Brokerage, Inc. and the Trust (8)

(k)(12)	Form of Special Custody and Pledge Agreement (8)

(k)(13)	Form of U.S. PB Agreement (8)

(l)	Opinion and Consent of Special Delaware Counsel to the Trust (5)

(m)	Not applicable

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(n)	Consent of Independent Registered Public Accounting Firm (9)

(o)	Not applicable

(p)	Subscription Agreement (1)

(q)	Not applicable

(r)(1)	Code of Ethics of the Trust (1)

(r)(2)	Code of Ethics of the Investment Adviser (1)

(s)(1)	Powers of Attorney each of Timothy K. Hui, Scott F. Kavanaugh, Ethan Powell and Bryan A. Ward (6)

(s)(2)	Power of Attorney for John Honis (7)

(s)(3)	Power of Attorney for Dr. Bob Froehlich (9)

(s)(4)	Power of Attorney for Terrence O. Jones (9)

(1)	Incorporated by reference from Pre-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-2 (File No. 333-132436), filed on June 9, 2006.
(2)	Incorporated by reference from Pre-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-2 (File No. 333-132436), filed on June 21, 2006.
(3)	Incorporated by reference from the Trust’s Registration Statement on Form N-14 (File No. 333-156464), filed on December 24, 2008.
(4)	Incorporated by reference from the Trust’s Registration Statement on Form N-2 (File No. 333-173004), filed on March 23, 2011.
(5)	Incorporated by reference from the Trust’s Registration Statement on Form N-2 (File No. 333-173004), filed on July 29, 2011.
(6)	Incorporated by reference from the Trust’s Registration Statement on Form N-2 (File No. 333-173004), filed on May 7, 2013.
(7)	Incorporated by reference from the Trust’s Registration Statement on Form N-2 (File No. 333-173004), filed on August 21, 2013.
(8)	Incorporated by reference from the Trust’s Registration Statement on Form N-2 (File No. 333-173004), filed on November 12, 2013.
(9)	Filed herewith.
(10)	To be filed by amendment.

Item 26. Marketing Arrangements

Reference is made to the form of underwriting agreement and/or sales agreement for the Registrant’s common shares to be filed in a post-effective amendment to the Registrant’s Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus, filed herewith as Part A of Registrant’s Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with all offerings described in this Registration Statement:

Legal Fees	$250,000
Subscription Agent	50,000
Information Agent	18,000
Accounting Fees	100,000
Printing and Mailing	50,000
NYSE Listing Fee	50,000
SEC Registration Fee	17,415
FINRA Fee	20,000
Other	10,000

Total	$565,415

Note: All amounts are estimates.

Item 28. Persons Controlled by or Under Common Control with the Registrant

None.

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Item 29. Number of Holders of Shares

As of April 21, 2014:

Title of Class	Number of Registered Holders
Common Shares of Beneficial Interest	1,572

Item 30. Indemnification

Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:

5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2 Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

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(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the Investment Company Act) or any other right to which he or she may be lawfully entitled.

(e) Subject to any limitations provided by the Investment Company Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the trustees.

5.3 No Bond Required of Trustees. No trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The trustees may maintain insurance for the protection of the Trust Property, its Shareholders, trustees, officers, employees and agents in such amount as the trustees shall deem adequate to cover possible tort liability, and such other insurance as the trustees in their sole judgment shall deem advisable or is required by the Investment Company Act.

5.5 Reliance on Experts, etc. Each trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a trustee.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue. Reference is made to Section 7 of the Dealer Manager Agreement, which will be filed as Exhibit (h) in a subsequent pre-effective amendment and will discuss the rights, responsibilities and limitations with respect to indemnity and contribution.

Item 31. Business and Other Connections of Investment Advisor

NexPoint Advisors, L.P. has not engaged in any other substantial business since January 1, 2003 other than that disclosed under “Management of the Trust” in each of the prospectus and the Statement of Additional Information. Information as to other businesses, professions, vocations or employment of a substantial nature engaged in by each partner and executive officer of NexPoint Advisors, L.P. is set forth in its Form ADV, as filed on the Commission’s web site (File No. 801-54874) and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The Trust’s accounts, books and other documents are currently located at the offices of the Registrant, c/o NexPoint Advisors, L.P., 200 Crescent Court, Suite 700, Dallas, Texas 75201 and at the offices of the Registrant’s Custodian, Sub-Administrator and Transfer Agent.

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Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1) The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) The Registrant undertakes to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the Securities Act of 1933, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the registrant’s ability to continue as a going concern; or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(3) The Registrant undertakes to file a post-effective amendment under Section 8(c) of the Securities Act of 1933 if it intends to issue rights priced below the shares’ net asset value.

If the securities being registered are to be offered to existing shareholders pursuant to rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

(4)	The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

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(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	The Registrant undertakes that:

(a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

(7) The Registrant undertakes to file a post-effective amendment under Section 8(c) of the Securities Act of 1933 in connection with any one or more offerings of the Registrant’s common shares (including rights to purchase the common shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 486(b) under the 1933 Act, as applied by no-action relief granted by the staff of the U.S. Securities and Exchange Commission on June 26, 2013, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas and the State of Texas, on the 30th day of April, 2014.

/s/ Ethan Powell
Ethan Powell
Executive Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities set forth below on the 30th day of April, 2014.

Signature	Title

/s/ Ethan Powell Ethan Powell	Trustee, Executive Vice President and Secretary (Principal Executive Officer)

/s/ Timothy K. Hui* Timothy K. Hui	Trustee

/s/ Terrence O. Jones* Terrence O. Jones	Trustee

/s/ Dr. Bob Froehlich* Dr. Bob Froehlich	Trustee

/s/ John Honis* John Honis	Trustee

/s/ Bryan A. Ward* Bryan A. Ward	Trustee

/s/ Brian Mitts Brian Mitts	Treasurer (Principal Financial Officer and Principal Accounting Officer)

* By:	/s/ Ethan Powell
Ethan Powell
Attorney in Fact*

*	Pursuant to powers of attorney for Timothy K. Hui, Ethan Powell and Bryan A. Ward filed as exhibit (s) to amendment No. 18 the Registrant’s Registration Statement, pursuant to a power of attorney for John Honis filed as exhibit (s)(2) to amendment No. 19 and power of attorneys filed herewith.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(k)(8)	Amended and Restated Credit Agreement, dated May 16, 2013, between the Trust and State Street Bank and Trust Company

(n)	Consent of Independent Registered Public Accounting Firm

(s)(3)	Power of Attorney for Dr. Bob Froehlich

(s)(4)	Power of Attorney for Terrence O. Jones